Filed Pursuant to Rule 424(b)(1)
Registration No. 333-130754

3,100,000 Shares

VERICHIP CORPORATION

Common Stock

This is our initial public offering of shares of our common stock. We are offering 3,100,000 shares. The initial public offering price is $6.50 per share.

Currently no public trading market exists for shares of our common stock. Our common stock has been listed for trading on the Nasdaq Global Market under the symbol “CHIP.”

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$6.500	$20,150,000
Underwriting discounts and commissions	$0.455	$1,410,500
Proceeds to VeriChip Corporation	$6.045	$18,739,500

Applied Digital Solutions, Inc., which currently holds a controlling interest in our common stock, has granted the underwriters a 30-day option to purchase up to an additional 465,000 shares of our common stock to cover over-allotments. We will not receive any of the proceeds received upon the sale of any shares offered upon exercise of the over-allotment option. Any shares purchased by the underwriters to cover over-allotments will be purchased at the initial public offering price, less underwriting discounts and commissions.

Merriman Curhan Ford & Co.

C.E. Unterberg, Towbin

Kaufman Bros., L.P.

The date of this Prospectus is February 9, 2007

VeriChip: RFID for People

VeriChip is a market-leading provider of RFID patient identification, infant protection wander prevention, and asset location and identification systems, making us a predominant provider of RFID solutions in the healthcare industry.

Infant Protection

Hugs® and HALO® allow healthcare professionals to protect, identify and locate infants as well as prevent mother-baby mismatching using active RFID technology.

Central Monitoring

Our technology platform uses scalable software and open architecture to standardize all identification and location data processing derived from our applications as well as those from third parties.

Maternity Ward
Long-Term Care Floor
Emergency Department
EMERGENCY

Wander Prevention

The Roam Alert® wander prevention system allows healthcare professionals to accurately identify residents of long-term care facilities, providing residents with mobility while preventing them from wandering out of designated areas.

Asset Tracking

Assetrac® provides a secure, reliable, and efficient method to locate and identify medical equipment.

Asset Tag

Microchip

(actual size)

Scanner

Database

VeriChip

Patient Identification

Our VeriMed™ patient identification system has been cleared for use by the FDA to identify uncommunicative patients and rapidly access their personal health records.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Unless the context otherwise requires, in this prospectus, “VeriChip,” the “Company,” “we,” “us,” and “our” refer to VeriChip Corporation, a Delaware corporation, and its subsidiaries.

Hugs, Kisses, Roam Alert, Assetrac, Blastmate, Minimate, and BioBond are our registered trademarks and HALO, VeriMed, VeriChip, VeriGuard, VeriTrace and ToolHound are our trademarks. This prospectus contains trademarks and tradenames of other corporations and organizations.

i

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock . You should carefully read the entire prospectus, including the section entitled “Risk Factors” beginning on page 11 and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are primarily engaged in the development, marketing and sale of radio frequency identification, or RFID, systems used to identify, locate and protect people and assets. The healthcare industry represents the principal market for our radio frequency identification systems. Our goal is to become the leading provider of radio frequency identification systems in the healthcare industry.

Through our acquisitions in the first half of 2005 of two Canadian-based businesses, each of which has been engaged in the design, marketing and sale of radio frequency identification systems for more than 20 years, we have become one of the leading providers of:

•	infant protection systems that help to prevent mother-baby mismatching and infant abduction; and

•	wander prevention systems that help to protect and locate residents in nursing homes and assisted living facilities.

As of December 31, 2006, our radio frequency identification systems for one or the other of these applications have been installed in over 4,000 healthcare locations, primarily located in North America. Sales of these systems currently represent a majority of our revenue.

We are in early stages of marketing an asset/staff location and identification system to hospitals and other healthcare facilities. This system is designed to efficiently identify, locate and protect medical staff, patients, visitors and medical equipment. We are seeking to leverage our established brand reputation, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the developing market for radio frequency identification real-time location systems in hospitals and other healthcare facilities. The healthcare market for these systems is just emerging, but several market research firms predict that these types of systems will develop into the second-largest application for radio frequency identification technology in the healthcare industry over the next decade.

Radio frequency identification technology involves the use of radio frequency, or RF, transmissions, typically achieved through communication between a microchip-equipped transponder and a receiver, for identification, location and other purposes. The basic components of a radio frequency identification system consist of:

•

a “tag,” containing a microchip-equipped transponder, an antenna and a capacitor, attached to the item to be identified, located or tracked, which wirelessly transmits stored information to a receiver;

•	one or more receivers, also referred to as “readers,” which are devices that read the tag by sending out a radio frequency signal to which a tag, in the range of the signal, responds;

•	the equipment, cabling, computer network and software applications to use the processed data for one or more applications.

Most radio frequency identification systems use either “active” or “passive” tags, with the choice reflecting the different characteristics of the tags and the nature of the radio frequency identification system application. The key difference in the technology is that active radio frequency identification systems deploy tags with battery-powered microchips that emit a signal at regular intervals or continuously, and do not rely on power from the reader to operate, while passive radio frequency identification systems deploy tags with microchips that have no attached power supply and receive an activating charge from the reader’s signal. Applications that require receipt of signals between the tag and the reader beyond approximately 10 meters in range usually need a battery in the tags. Our infant protection, wander prevention and asset/staff location and identification systems all make use of active radio frequency identification tags which are worn by the people or attached to the objects these systems are designed to identify, locate or protect.

We are also in the process of attempting to create a market within the healthcare sector for the first, and, to date, we believe the only, human-implantable radio frequency transponder system cleared for use for patient identification and health information purposes by the U.S. Food and Drug Administration, or FDA – our VeriMed patient identification system. To date, we have generated nominal revenue from sales of our VeriMed system. The key components of the VeriMed system are a passive microchip, which is approximately the size of a grain of rice, a fixed location or a wireless handheld scanner used to read the 16-digit identification number contained on the microchip, and a secure, web-enabled database containing information appropriate for the specific application. The implantable microchip is not worn or attached as are the tags used in our infant protection, wander prevention and asset/staff location and identification systems but rather is implanted under the skin in a person’s upper right arm utilizing a different technology.

We are also engaged in the development, marketing and sale of products with applications outside the healthcare sector that do not make use of radio frequency identification technology. Specifically, we offer:

•

a wide range of vibration monitoring instruments used by engineering, construction and mining professionals to monitor and document the effects of human-induced vibrations on neighboring structures in an area where blasting activity occurs. We believe we are the leading provider of vibration monitoring instruments. Sales of such instruments currently represent the second-largest source of our revenue.

•

an asset management system used by industrial companies to manage and track their mobile equipment and tools for purposes of, among other things, reducing theft and the hoarding of assets. Our asset management system provides broad functionality, including multi-facility management, usage tracking by cost center, remote requisition, employee certification, third-party enterprise resource planning integration, and time and attendance capability.

Our Strategy

For the foreseeable future, we expect that our revenue will continue to be derived primarily from sales of our infant protection and wander prevention systems, which along with our asset/staff location and identification system, make up our healthcare security system offerings, and sales of our vibration monitoring instruments.

Healthcare Security System Offerings

We believe that the global market for infant protection systems, including components of such systems that are consumable items, is currently growing at a rate of approximately 10-15% per year, although we consider the market relatively mature. The United States currently accounts for more than 95% of the global market for infant protection systems. There are approximately 3,400 birthing hospitals in the United States. We estimate that infant security systems have been implemented in approximately half of these facilities. Approximately 1,100 U.S. hospitals and birthing centers use our infant protection systems. We believe that growth opportunities exist among the remaining facilities that do not yet have infant protection systems in place, as well as through replacement of legacy systems. Currently, approximately half of our infant protection system sales are replacement system sales.

We estimate that, within the United States, radio frequency identification-type wander prevention systems are currently installed in approximately 30% of the more than 52,000 nursing homes and assisted living facilities. While the nursing home segment is considered fairly well penetrated, we believe that existing and future state regulations applicable to long-term facilities, which include security and wander prevention requirements, will continue to drive growth in demand for wander prevention systems for the next several years.

In view of the relative maturity of the markets for our infant protection and wander prevention systems – at least in the United States – our growth strategy for these businesses encompasses the following:

•

Market and sell these systems internationally through distribution relationships. We are only just beginning to penetrate geographic markets outside of North America for our infant protection and wander prevention systems. In an effort to accelerate this process, we intend to enter into distribution agreements with a combination of both local distributors who have an in-depth knowledge of the relevant geographic region, as well as larger distributors with a global or near-global reach.

•

Leverage our established brand recognition, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the emerging market for asset/staff location and identification systems. According to a report prepared by IDTechEx, a United Kingdom-based consulting firm, entitled “RFID in Healthcare 2006-2016,” over the next ten years the second-largest radio frequency identification application, by value, within the healthcare industry will be real-time location systems for staff, patients, visitors and assets. The largest radio frequency identification application is anticipated to be item-level tagging of pharmaceuticals. IDTechEx predicts that these two applications, on a combined basis, will represent an $800 million market by 2016. We are in the process of building out our distribution network for our asset/staff location and identification system and providing the requisite training to certain dealers in an effort to be on the forefront of the emerging market for these systems in the healthcare sector. We anticipate commercially launching our asset/staff location and identification system through our dealer channel for this system in the first quarter of 2007.

•

Offer healthcare security applications that are flexible, scalable and expandable. Our current product development efforts for our infant protection, wander prevention and asset/staff location and identification systems include having all of these systems share a common technology platform. This platform consists of a networked hardware infrastructure and a software-based server running on an industry standard computing platform, thereby allowing it to be integrated with a customer’s existing technology platform. On top of this common hardware and software platform, each of the applications, such as infant protection, augments the platform with specific radio frequency identification tags designed for that application and a software module that provides the application-specific graphical user interface. We believe that a common technology platform for our healthcare security system offerings will help us to migrate our existing end-use customers into deployment of asset/staff location and identification systems. In addition, we are in the process of interfacing our technology platform with other location technologies. The first interface we have completed is with WiFi. This has been done to illustrate the platform’s flexibility to interface to other wireless air interfaces and perform an even higher level of system integration that collects location-based information. This capability will make the platform more flexible, scalable and expandable.

Security and Industrial System Offerings

We perceive the market for vibration monitoring instruments, like that for our healthcare security system offerings, to be of limited size and growth potential. In contrast to our healthcare security systems business, our vibration monitoring business is international in scope. We have a strong market presence in North America, Southeast Asia, India and Scandinavia, and a growing market presence in South Africa, Europe and Australia. Our primary strategy to grow this business is through the introduction of a new instrumentation platform. We believe that the new platform, which we anticipate will be completed in 2007, will better integrate with contemporary data communications protocols so as to improve our products’ remote monitoring capabilities. In addition, we expect the new platform will entail the addition of several sensors and peripherals that will enhance the ability to monitor additional environmental and structural parameters related to vibration and overpressure monitoring.

The VeriMed System and Other Applications for Our Implantable Microchip

We believe that our VeriMed system, which is one of our systems that utilizes our implantable microchip, may make a significant contribution to our revenue in the future. As part of our growth strategy, we intend to dedicate a portion of the operating cash flows generated by our healthcare security systems and security and industrial products, as well as a significant portion of the proceeds of this offering, to our efforts to create markets for the VeriMed system, as well as our other systems that utilize the implantable microchip.

Healthcare Application

We believe our VeriMed system will prove of use to emergency room personnel and other first responder medical practitioners in identifying uncommunicative patients and rapidly accessing their personal health records at the time of initial treatment. The primary target market for our VeriMed system consists of people who are more likely to require emergency medical care, persons with cognitive impairment, persons with chronic diseases and related conditions, and persons with implanted medical devices. According to a study we commissioned by Fletcher Spaght, Inc., there are approximately 45 million patients in the United States alone who fit this profile. Through use of our VeriMed system, a person can be scanned for the unique, 16-digit identification number on the implanted microchip, enabling access from our or a third party’s database to that person’s pre-approved information, including the person’s name, primary care physician, emergency contact information, advance directives, and, if the person elects, other pertinent data, such as personal health records.

Other Applications

We have also developed two other systems that utilize the implantable microchip, our VeriGuard and VeriTrace systems.

Our VeriGuard system uses our implantable microchip and/or active radio frequency identification tags to provide secure access control into restricted areas, map/track visitors throughout a facility, and track assets. We believe these applications will be of value to high security facilities, such as government facilities, nuclear power plants, national research laboratories and correction facilities, by providing secure ingress and egress and local area location. In 2003-2004, we derived minimal revenue from sales of the VeriGuard system.

Our VeriTrace system was conceived of in the wake of Hurricane Katrina, when we donated implantable microchips to FEMA’s Department of Mortuary Services in Mississippi and Louisiana to help with FEMA’s efforts to identify corpses. Our implantable microchips were used to provide an end-to-end tagging solution for the accurate tracking and identification of human remains and associated evidentiary items. We have not, as yet, taken any steps to market our VeriTrace system.

We obtain the implantable microchip used in our VeriMed, VeriGuard and VeriTrace systems from Digital Angel Corporation, a majority-owned subsidiary of our parent company, Applied Digital Solutions, Inc., under the terms of a supply agreement. Digital Angel, in turn, obtains the implantable microchip from a subsidiary of Raytheon Company under a separate supply agreement. The technology underlying these systems is covered, in part, by U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, Inc., or HID. The specified fields of use retained by the predecessor company do not include human identification or security applications. The rights licensed to Hughes and HID were freely assignable, and we do not know which party or parties currently have these rights or whether these rights have been assigned, conveyed or transferred to any third party. We source the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc. was merged in 1997. However, we have no documentation that establishes our right to use the patented technology for human identification or security applications. We do not anticipate generating more than nominal revenue from the sale of the VeriMed, VeriGuard or VeriTrace systems prior to the expiration of the patent in April 2008. Hughes, HID, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned its rights under the 1994 license agreement may commence a claim against us asserting that we are violating its rights. If such a claim is successful, sales of our VeriMed, VeriGuard and VeriTrace systems could be enjoined, and we could be required to cease our efforts to create a market for these systems, until the patent expires in April 2008. In addition, we could be required to pay damages, which may be substantial. Regardless of whether any claimant is successful, we would face the prospect of the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and the potential impairment in the marketability of our systems even after the expiration of the patent, which could harm our business and negatively affect our prospects.

Corporate Information

We were formed as a Delaware corporation by our parent company, Applied Digital Solutions, Inc., or Applied Digital, in November 2001. In January 2002, we began our efforts to create a market for radio frequency identification systems that utilize our human implantable microchip.

In March 2005, we acquired EXI Wireless Inc., a Canadian corporation engaged through its subsidiaries in the business of developing and marketing radio frequency identification systems for infant protection, wander prevention and asset/staff location and identification for use within the healthcare industry and asset management systems used by industrial companies to manage and track their mobile equipment and tools. Subsequent to the acquisition, EXI Wireless was renamed VeriChip Holdings Inc., or VHI.

In June 2005, we acquired Instantel Inc., a Canadian corporation engaged in the business of developing and marketing radio frequency identification systems for infant protection, wander prevention, emergency response and asset tracking within the healthcare industry, as well as vibration monitoring instruments for the construction, mining and blasting industries.

In January 2006, we effected an amalgamation of Instantel and the former EXI Wireless subsidiaries under Canadian law. The combined entities now operate as a wholly-owned subsidiary of VHI.

Risks Affecting Us

We are subject to a number of risks that you should be aware of before you decide to buy our common stock.

The principal risks associated with our Company and its existing revenue-generating businesses include:

•	uncertainty as to whether we will be able to successfully implement our business strategy;

•	our expectation that we will incur operating losses, on a consolidated basis, for the foreseeable future;

•	the relative maturity in the United States and limited size of the markets for our infant protection and wander prevention systems and vibration monitoring instruments;

•	uncertainty as to whether we will be able to increase our sales of infant protection and wander prevention systems outside the United States;

•

uncertainty as to whether we will be able to successfully sell our asset/staff location and identification system in the emerging market for radio frequency identification real-time location systems in the healthcare industry; and

•	the potential for other technologies to prove better or more cost-effective solutions than our radio frequency identification systems for customers in our target markets.

The principal risks associated with our efforts to create markets for our systems that utilize our implantable microchip include:

•	uncertainty as to whether a market for any of these systems will develop and whether we will be able to generate more than a nominal level of revenue from the sale of such systems;

•	with respect to our VeriMed system, the uncertainty as to the future availability of insurance reimbursement for the microchip implant procedure from government and private insurers;

•

a potential disruption in our operations, loss of sales and higher expense in the event we are unable to obtain the implantable microchip from Digital Angel, our sole supplier of the microchip, or have to make alternative arrangements for the manufacture of the microchip;

•

our obligation to meet annual minimum purchase requirements beginning in 2007 under our supply agreement with Digital Angel, as a condition to maintaining the exclusivity of our supply arrangement, that may exceed our sales of the microchip; and

•

possible third-party claims asserting that we hold no rights for the use of the implantable microchip technology and are violating the third party’s intellectual property rights. If such a claim were successful, we could be enjoined from marketing this technology and could be required to pay substantial damages.

Investors are urged to carefully review the “Risk Factors” section of this prospectus beginning on page 11.

Our Address

Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. Our telephone number is (561) 805-8008. Our web site is http://www.verichipcorp.com. The information found on our web site is not part of this prospectus.

The Offering

Common stock to be offered	3,100,000 shares

Common stock outstanding after this offering	9,155,556 shares

Use of proceeds

We intend to use $3.5 million of the net proceeds from this offering to repay a portion of our outstanding indebtedness, including accrued interest, to Applied Digital at the time of the consummation of this offering.

We expect that approximately $8 million to $10 million of the net proceeds of this offering will be used over the next 24 months to continue the development of the market for our VeriMed system, principally through an increase in our sales and marketing efforts related to our VeriMed system.

The remaining net proceeds will be used for working capital and general corporate purposes, which may include research and development, capital expenditures and other sales and marketing expenses.

You should read the discussion in the “Use of Proceeds” section of this prospectus for more information.

Offer Price	$6.50 per share.

Over-Allotment Option

In connection with the offering, Applied Digital Solutions, Inc., which currently holds a controlling interest in our common stock, has granted to the underwriters an option to purchase up to 465,000 shares of our common stock, which option is exercisable for a period of 30 days, to cover over-allotments, if any, made in connection with this offering. Any such shares will be sold by Applied Digital on the same terms and conditions as the other shares being sold in this offering.

Risk factors

You should read the “Risk Factors” section beginning on page 11 and the other information in this prospectus for a discussion of the factors that you should carefully consider before deciding to invest in our shares of common stock.

Proposed Nasdaq Global Market symbol	CHIP

Unless otherwise indicated, the number of shares of our common stock outstanding after the offering is based on shares outstanding as of February 8, 2007. This information excludes:

•	1,744,892 shares of our common stock issuable upon the exercise of outstanding options under our stock plans at a weighted average exercise price of $1.31 per share;

•	499,553 additional shares of our common stock reserved for future grant under our stock plans;

•	357,566 shares of our common stock issuable upon the exercise of outstanding options that were issued outside of our stock plans at a weighted average exercise price of $6.01 per share;

•	444,222 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.91 per share.

Except as otherwise indicated in this prospectus, information in this prospectus:

•	gives effect to a 2-for-3 reverse stock split effected on December 20, 2005 and a 1-for-3 reverse stock split effected on December 18, 2006; and

•	assumes that the underwriters do not exercise their over-allotment option to purchase shares of our common stock from Applied Digital in the offering.

As used in this prospectus, all references to “$” or “dollars” are to U.S. dollars and all references to “CDN$” are to Canadian dollars.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2005, and the consolidated balance sheet data as of September 30, 2006, are derived from our unaudited interim consolidated financial statements. The consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. The historical results are not necessarily indicative of results to be expected for future periods, and the results for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2006. We acquired two Canadian-based businesses during the first half of 2005 and, accordingly, our historical results only include their results of operations since their respective dates of acquisition. The pro forma results reflected below give effect to the acquisitions of these two businesses as if they had occurred on January 1, 2005.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005 Pro forma(1)	2005 Historical	2004 Historical	2003 Historical
	(Unaudited)		(Unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$20,344	$9,115	$24,554	$15,869	$247	$545
Loss before income taxes	(3,992)	(2,740)	(6,254)	(5,206)	(2,011)	(1,710)
Net loss attributable to common stockholder	(3,451)	(2,688)	(5,528)	(5,263)	(2,011)	(1,710)
Net loss per common share attributable to common stockholder-basic and diluted	$(0.62)	$(0.52)	$(0.99)	$(1.00)	$(0.45)	$(0.38)

(1)	See Unaudited Pro Forma Condensed Combined Financial Information appearing elsewhere in this prospectus.

	At September 30, 2006
	Actual	As adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$879	$13,904
Working capital	(954)	12,071
Total assets	49,739	59,213
Total debt	10,027	6,527
Total stockholders’ equity	25,195	37,880

(1)	The consolidated balance sheet data at September 30, 2006, as adjusted, is unaudited and gives effect to (i) our receipt of the net proceeds from the sale of 3.1 million shares of common stock in this offering at the initial public offering price of $6.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses and (ii) the use of the net proceeds of this offering as set forth in the “Use of Proceeds” section of this prospectus.

Recent Developments

In June 2005, we acquired Instantel Inc. for approximately $22.3 million in cash, including $0.3 million in acquisition costs, which was funded by Applied Digital. In October 2006, we paid the second installment of the purchase price for the acquisition of Instantel. The payment was in the amount of $2.0 million, which amount reflected a holdback of $0.5 million for an indemnification claim we have asserted against the sellers of Instantel. A final payment of up to $0.5 million may be due upon resolution of the indemnification claim. We funded the $2.0 million payment through a borrowing under our loan agreement with Applied Digital.

Effective December 5, 2006, Scott R. Silverman, the chairman of our board of directors, was appointed as our chief executive officer. Kevin H. McLaughlin resigned as our chief executive officer and as a member of our board of directors effective December 2, 2006. In connection with his appointment as chief executive officer, Mr. Silverman was granted 500,000 restricted shares of common stock.

We entered into an employment and non-compete agreement with Mr. Silverman on December 5, 2006. The agreement provides for, among other things, an initial base salary of $420,000 per year plus discretionary incentive compensation which could be significant and could exceed, by a substantial amount, 100% of his base salary. If Mr. Silverman’s employment is terminated prior to the expiration of the term of the agreement or if a change of control occurs, certain significant payments become due to Mr. Silverman. In the case of a termination of employment, the amount of such payments depends on the nature of the termination. See “Management—Executive Employment Arrangements” for a more detailed description of Mr. Silverman’s employment and non-compete agreement.

Our revenue for the nine month period ended September 30, 2006 was $20.3 million. We expect our revenue for the three month period ended December 31, 2006 will be between $6.7 million and $6.9 million. This revenue amount is preliminary and has not been audited or reviewed, and, accordingly, may be subject to adjustment.

We expect that our operating results for the three months ended December 31, 2006 will include charges related to our decision in October 2006 to consolidate our Canadian operations into an existing facility located in Ottawa, Ontario. The consolidation, expected to be completed in the first quarter of 2007, will entail the closing of our operations in Vancouver, British Columbia. This will eliminate duplicative functions and, we believe, improve operating efficiencies, positioning us to better execute on strategic initiatives to become the leading provider of RFID systems for the healthcare industry. We believe the consolidation will result in annual savings, of which a significant portion will be cash savings, and will have no effect on revenue. As a result of the consolidation, we expect to record aggregate charges in the range of $0.8 million to $1.4 million during the last quarter of 2006 and the first quarter of 2007, consisting of charges relating to termination benefits, fixed asset reserves and our Canadian tax assets.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks described below together with all of the other information in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. The following risks and the risks described elsewhere in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially affect our business, prospects, financial condition, operating results and cash flows. If any these risks materialize, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we cannot successfully implement our business strategy, we expect that our business, results of operations and potential for growth will be adversely affected.

If our market assessments, or the assumptions, estimates and judgments underlying such assessments, on which we have charted our course for our business, prove to be incorrect, we may not be successful in implementing our strategy or achieving our objectives. In that case, we would expect that our business, results of operations, financial condition and potential for growth will be adversely affected.

Our business strategy for our Canadian-based businesses, from which we are currently generating substantially all of our revenue, includes:

•

endeavoring to market and sell, through international distributors, an increasing number of our infant protection, wander prevention and asset/staff location and identification systems outside of North America, where the market for these products is largely undeveloped;

•

leveraging our established brand recognition, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the emerging market for asset/staff location and identification systems;

•

working to complete our efforts to integrate our infant protection, wander prevention and asset/staff location and identification systems on one technology platform to enhance the flexibility, scalability and expandability of our system offerings; and

•

introducing a new vibration monitoring instrumentation platform that better integrates with contemporary data communications protocols so as to improve our vibration monitoring instruments’ remote monitoring capabilities.

Our business strategy also includes dedicating a portion of the operating cash flows derived from our healthcare security, and security and industrial, businesses, as well as a portion of the net proceeds from this offering, to funding our efforts to create markets for our systems that utilize our implantable microchip, principally our VeriMed system, from which, to date, we have generated only nominal revenue. We do not expect to generate more than nominal revenue from these systems over the next 12 to 18 months and possibly for a longer period of time.

We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies because of business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or the emergence of new technologies that would make our products and systems obsolete. If we are unable to successfully implement our current or future business strategy, our business, results of operations, financial condition and potential for growth may be adversely affected.

We have a history of losses, and expect to incur additional losses in the future. We are unable to predict the extent of future losses or when we will become profitable.

We were formed by Applied Digital in November 2001 and have incurred operating losses since that time. Our accumulated deficit was $13.8 million as of September 30, 2006. Our net losses for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 were $3.5 million, $2.7 million, $5.3 million, $2.0 million and $1.7 million, respectively. We expect to continue to incur operating losses for the foreseeable future.

Our ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond our control, including the future demand for our active RFID systems targeted at the healthcare sector and the development of the market for our VeriMed system. If demand for our RFID systems generally, and the VeriMed system in particular, does not reach anticipated levels, or if we fail to manage our cost structure, we may not achieve or be able to sustain profitability.

Our expense levels will increase over the next several years, contributing to our expectation that we will incur losses for the foreseeable future.

We expect our operating expenses to increase over the next several years. For example, we expect our operating expenses for the year ending December 31, 2006 to be slightly higher than our pro forma combined operating expenses for the year ended December 31, 2005 (see “Unaudited Pro Forma Condensed Combined Financial Information”), and to increase by an estimated 10% to 12% in 2007. The 2006 increase is due, in part, to the restructuring charges to be taken in the fourth quarter of 2006 relating to the consolidation of our Canadian operations. The increase in future operating expenses will result from, among other things:

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the expansion of our sales and marketing efforts to create a market for our VeriMed system; we estimate that approximately 22% of our consolidated operating expenses in 2007 will relate to our VeriMed business; and

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our becoming a Securities and Exchange Commission-reporting and Nasdaq-listed company and, as such, being subject to the requirements of the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission rules and regulations to implement certain of the Act’s provisions, including the requirement to have in place, and evaluate, internal control over financial reporting, and Nasdaq listing standards.

In addition, we will incur significant amortization expense associated with intangible assets that we acquired as a result of the acquisition of our Canadian-based businesses in the first half of 2005. Specifically, we expect to incur approximately $1.8 million in amortization expense associated with these intangible assets in the year ending December 31, 2006.

VHI’s existing bank credit facility may be terminated, or the lender may limit the availability of borrowings under that facility, at any time without notice. Further, all borrowings under the facility are repayable upon the lender’s demand. A demand for repayment or any restriction on the availability of borrowings under the facility would adversely affect our liquidity and financial condition.

Our wholly-owned subsidiary, VHI, is a party to loan agreements providing it with a bank credit facility of up to CDN$1.5 million, or approximately $1.3 million based on the exchange rate as of September 30, 2006, in revolving credit loans. The facility is not a committed facility, as it provides that loans are made available at the sole discretion of the lender. The lender may cancel or restrict the availability of the facility, or any unutilized portion of the facility, at any time or from time to time. Borrowings under the facility are repayable on demand, as a result of which outstanding borrowings are reflected as current liabilities in our consolidated financial statements. In addition, the payment and other obligations under the loan agreements are secured by all of the assets of VHI and its subsidiary. If the lender demands repayment of the borrowings under the facility, we may not have sufficient funds, or may be required to use a portion of any then remaining proceeds of this offering, to honor such demand. In such event, the lender would have the right to foreclose on the assets securing such borrowings. In addition, if the lender cancels or restricts our available borrowings under the facility, our ability to fund our operations may be materially and adversely affected and our prospects for growth would be harmed.

Following this offering and to support the expected increase in our working capital requirements, we will seek to obtain a larger, committed bank credit facility. However, no assurance can be given that we will be successful in obtaining such a facility. If we are unable to do so, our ability to grow our business and our prospects may be adversely affected.

We may need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or efforts to create a market for our VeriMed system.

We expect to require funding in future years, in addition to the proceeds from this offering, to create a market for our VeriMed system and any additional technologies or systems that we may license or develop. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. In addition, our business and operations may change in a manner that would consume available resources at a greater rate than we anticipated. In such event, we may need to raise substantial additional capital.

We may seek to raise necessary funds through public or private equity offerings, debt financings or strategic alliance and licensing arrangements. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, and our business, financial performance and stock price may be materially and adversely affected. To raise additional funds through strategic alliance or licensing arrangements, we may be required to relinquish rights to our technologies or systems, or grant licenses on terms that are not favorable to us.

The markets for our infant protection and wander prevention systems, and our vibration monitoring instruments, in the United States are relatively mature markets of limited size, which may limit our ability to increase our sales of these systems.

In the near term, we expect that our revenue will continue to be derived primarily from sales of our infant protection and wander prevention systems, and our vibration monitoring instruments. The markets for these systems—at least in the United States, where historically we have sold the substantial majority of our sales of these systems—can all be characterized as being of limited size and relatively mature. In the event we are not able to develop new markets, our future growth prospects will be modest. We cannot assure you that our historical revenue growth rates from these systems will continue.

To date, we have sold and had installed a limited number of our asset/staff location and identification systems. There are a number of factors beyond our control that may limit future sales of these systems.

To date, we have sold and had installed three of our asset/staff location and identification systems. These systems were sold through a single distributor on a private label basis. While we believe that the potential for RFID real-time location systems, such as our asset/staff location and identification system, to improve the quality and decrease the cost of healthcare is significant, the market for such systems in the healthcare sector is just emerging. The pace at which healthcare facilities have implemented RFID systems has been slower than many who follow the industry have anticipated. Market analysts have cited a number of factors that may be constraining the rate and extent of the U.S. healthcare industry’s adoption of RFID asset/staff location and identification systems, including:

•	the cost of deployment, coupled with the limited budgets of many hospitals;

•	the uncertainty or unquantifiable nature of the return on investment;

•	system compatibility issues;

•	the low level of awareness; and

•	privacy concerns.

We believe that our asset/staff location and identification system will need to capture market share in this emerging market within the next 12-24 months, as we expect that a significant factor in hospitals’ choice of system vendors will be referrals to other healthcare facilities that have deployed, and are pleased with, such systems. To achieve this, we will need to be on the forefront of the effort to educate healthcare industry personnel regarding the benefits, including the return on investment, achievable through implementation of RFID location and identification systems.

We may be unable to increase our sales of infant protection and wander prevention systems outside of North America.

We currently sell substantially all of our infant protection and wander prevention systems in North America. Part of our growth strategy is to increase our penetration of markets outside of North America for these systems. Conducting business internationally entails numerous risks, which could disrupt or otherwise adversely affect our business, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, import and export controls, customs duties and other trade restrictions or barriers;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•	regulations, such as with respect to radio frequency bands, that require us to redesign our existing systems or develop new systems to comply;

•	restrictions on the transfer of funds;

•	changes in governmental policies and regulations;

•	limitations on the level of intellectual property protections; and

•	political unrest, terrorism and war.

If we are unable to expand our international distribution network in a timely and cost-effective manner, we could miss sales opportunities, which could constrain our growth.

Sales of our vibration monitoring instruments will be adversely affected if the introduction of our new instrumentation platform for these instruments is delayed or if the new platform does not achieve market acceptance.

If the introduction of our new vibration monitoring instrumentation platform is delayed or if the new platform does not achieve market acceptance, sales of our vibration monitoring instruments, which currently represent the primary source of revenue in our security and industrial segment, will be adversely affected. The new platform will replace our existing platform for vibration monitoring instruments for which we are facing certain manufacturing challenges due to the discontinuation and unavailability of key components. The introduction of the new platform represents our primary strategy to grow our vibration monitoring business. If we fail to timely introduce the new platform or if the new platform does not achieve market acceptance, our ability to grow this business will be materially and adversely affected.

Our competitors, including those who have greater resources and experience than we do, may commercialize technologies that make ours obsolete or noncompetitive.

There are many public and private companies, universities, governmental agencies and research organizations actively engaged in research and development of RFID and other competing technologies with the same or similar functionality as our systems and that target the same markets that we target.

Our active RFID systems, such as our infant protection, wander prevention and asset/staff location and identification systems, utilize a zonal, also known as cell ID, system in which a network of readers are positioned to cover a defined area, including points of ingress or egress, to read tagged persons or objects within the defined area. There are a number of other technologies, such as UHF-based active RFID technologies, lower power Ultra Wide Band-based location technologies, 802.11 and Zigbee-based location and wireless networking technologies, and advanced, long range, encrypted passive RFID technology, that are being developed and sold that can be employed for our target applications. One or more of these technologies may prove to be a better or more cost-effective solution than our RFID systems for customers in our target markets and thus achieve greater market acceptance than the technologies used in our systems. If this were to occur, our ability to sell our systems, as well as our results of operations, financial condition and business prospects, would be adversely affected.

Some of our current competitors, as well as companies who utilize RFID technologies in applications outside of our target markets, have significantly greater financial, marketing and product development resources than we do. Low barriers to entry across most of our product lines may result in new competitors entering the markets we serve. If a current or future competitor were to successfully develop or acquire rights to more effective or lower cost systems for applications targeted by our systems, then sales of our systems could suffer and our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to successfully integrate the operations, systems and personnel of the two Canadian-based businesses we acquired in the first half of 2005, our management team may be distracted or ineffective and our sales efforts may be impaired.

In the first half of 2005, we acquired two Canadian-based businesses that currently account for essentially all of our revenue. The acquired companies significantly expanded the scope of our operations in a rapid manner, and the integration of their operations, systems and personnel is ongoing and continues to present us with challenges, including:

•	the consolidation of the acquired companies’ respective facilities, scheduled to be completed in the first half of 2007;

•	managing our relationships with the acquired companies’ dealers and end-use customers;

•	entering markets or types of businesses in which certain members of our management team (who were not affiliated with either of the acquired companies) have little or no prior experience; and

•	integrating different and complex accounting and financial reporting systems.

As part of our integration of the acquired companies, we are in the process of integrating virtually all of our infant protection, wander prevention and asset/staff location and identification systems onto a common technology platform, capable of being integrated with other wireless technologies to enhance the flexibility, scalability and expandability of these system offerings. A key element of our growth strategy is to demonstrate the advantages of this common platform and cross-market to our customers our full portfolio of systems. If we are unable to successfully integrate these systems onto a single platform, our sales efforts and ability to cross-market our systems may be impaired, and our revenue may be adversely affected.

We rely upon third-party dealers to market and sell, as well as install, service and maintain, our infant protection, wander prevention and asset/staff location and identification systems, and to market and sell our vibration monitoring instruments. As such, our revenue from sales of these products significantly depends on their efforts, as does the level of end-use customer satisfaction.

We currently have a limited sales, marketing and distribution infrastructure. We market and sell our infant protection, wander prevention and asset/staff location and identification systems, as well as vibration monitoring instruments, through third-party dealers. We currently derive substantially all of our revenue from these systems and instruments. In general, our dealer agreements impose no minimum purchase requirements.

By virtue of our reliance on dealers, our revenue significantly depends on the efforts of others. In addition, we are at risk that an end-use customer may have an unfavorable view of one of our systems based on a dealer’s improper installation, support or maintenance of that system.

Our dealers of our infant protection, wander prevention and asset/staff location and identification systems also have responsibility for the installation and after-sale servicing and maintenance of such systems. System installation requires relationships with cable companies, knowledge of the other products that need to be integrated with our hardware and knowledge of local codes. After-market customer service and maintenance is an important aspect of overall end-use customer satisfaction.

We may be subject to costly product liability claims from the use of our systems, which could damage our reputation, impair the marketability of our systems and force us to pay costs and damages that may not be covered by adequate insurance.

Manufacturing, marketing, selling, testing and operation of our systems entail a risk of product liability. We could be subject to product liability claims in the event our systems fail to perform as intended. Even unsuccessful claims against us could result in the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and impairment in the marketability of our systems. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of our insurance coverage would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would harm our business.

If others assert that our products infringe their intellectual property rights, including rights to the patent covering our implantable microchip, we may be drawn into costly disputes and risk paying substantial damages or losing the right to sell our products.

We face the risk of adverse claims and litigation alleging our infringement of the intellectual property rights of others. If infringement claims are brought against us or our suppliers, including, in the case of our implantable microchip, Digital Angel, these assertions could distract management and necessitate our expending potentially significant funds and resources to defend or settle such claims. We cannot be certain that we will have the financial resources to defend ourselves against any patent or other intellectual property litigation.

If we or our suppliers are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

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expend significant resources to modify or redesign our products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

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obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or to cease marketing the challenged products.

Ultimately, we could be prevented from selling a product or otherwise forced to cease some aspect of our business operations as a result of any intellectual property litigation. Even if we or our suppliers are successful in defending an infringement claim, the expense, time delay, and burden on management of litigation and negative publicity could have a material adverse effect on our business. See also “Risks Related to Our Businesses Which Utilize the Implantable Microchip—Our sales of systems that incorporate our implantable microchip may be enjoined by third parties who have rights to the intellectual property used in these systems and we may be required to pay damages which could have an adverse effect on our business.”

Our inability to safeguard our intellectual property may adversely affect our business by causing us to lose a competitive advantage or by forcing us to engage in costly and time-consuming litigation to defend or enforce our rights.

We rely on copyrights, trademarks, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property, including our software technologies. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. There can be no assurance that we will be able to effectively enforce these agreements, the confidential information will not be disclosed, others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information, or that we can meaningfully protect our confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information, and failure to maintain the confidentiality of our confidential information could adversely affect our business by causing us to lose a competitive advantage maintained through such confidential information.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our systems, or could require or result in costly and time-consuming litigation that may not be decided in our favor. Any such event could have a material adverse effect on our business, financial condition and results of operations by delaying our ability to commercialize innovations or by diverting our resources away from revenue-generating projects.

Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

The laws of some foreign countries do not protect intellectual property to as great an extent as do the laws of the United States. Policing unauthorized use of the intellectual property utilized in our systems and system components is difficult, and there is a risk that our means of protecting our intellectual property may prove inadequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems, which would likely reduce our sales in these countries. Furthermore, some of our patent rights may be limited in enforceability to the United States or certain other select countries, which may limit our intellectual property rights abroad.

We may not be successful in our efforts to obtain federal registration of our trademarks containing the “Veri” prefix with the U.S. Patent and Trademark Office.

In June 2004, VeriSign, Inc. filed oppositions with the U.S. Patent and Trademark Office, objecting to our registration of the VeriChip trade name and our trademarks that begin with the “Veri” prefix. If

VeriSign is successful in the opposition proceedings, our applications to register VeriChip and our other “Veri-” marks will be refused. It is also possible that VeriSign could bring a court action seeking to enjoin our use of VeriChip and the other “Veri-” marks and/or seek monetary damages from our use of these marks. If VeriSign were to bring a court action and prevail in that action, we may required to re-name our company and re-brand some of our products, such as VeriMed, VeriGuard and VeriTrace, as well as to possibly pay damages to VeriSign for our use of any trademarks found to have been confusingly similar to those of VeriSign.

We depend on key personnel to manage our business effectively, and, if we are unable to hire, retain or motivate qualified personnel, our ability to design, develop, market and sell our systems could be harmed.

Our future success depends, in part, on certain key employees, including Scott R. Silverman, our chief executive officer and the chairman of our board of directors, and key technical and operations personnel, and on our ability to attract and retain highly skilled personnel. The loss of the services of any of our key personnel may seriously harm our business, financial condition and results of operations. In this regard, only five of the 15 people who served as vice presidents of the Company in June 2005, the time we completed the second of our two acquisitions in the first half of 2005, remain as our employees as of December 2006. In addition, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly engineering, operations, finance, accounting, sales and marketing personnel, may also seriously harm our business, financial condition and results of operations. Our ability to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

We must comply with local, state, federal, and international environmental laws and regulations in the countries in which we do business, including those governing the management and disposal of hazardous substances and wastes. If we were to violate or become liable under environmental laws, we could incur costs or fines, or be subject to third-party property damage or personal injury claims, or be required to incur investigation or remediation costs. Our operations and products will be affected by future environmental laws and regulations, but we cannot predict the ultimate impact of any such future laws and regulations at this time. Our distributors who place our products on the market in the European Union, or EU, are required to comply with EU Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive. Noncompliance by our distributors may adversely affect the success of our business in that market. Additionally, we are investigating the applicability of EU Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, known as the RoHS Directive. We do not expect the RoHS Directive will have a significant impact on our business.

Risks Related to Our Businesses Which Utilize the Implantable Microchip

We are endeavoring to create a market for our VeriMed system. We may never achieve market acceptance or significant sales of this system.

We have been in the process of endeavoring to create a market for our VeriMed system since the FDA cleared the VeriMed system for use for patient identification and health information purposes in October 2004. To date, we have only generated approximately $0.1 million in revenue from sales of the microchip inserter kits, significantly less than we had projected at the beginning of 2006. We may never achieve market acceptance or more than nominal or modest sales of this system.

We attribute the modest number of people who, through the date of this prospectus, have undergone the microchip implant procedure to the following factors:

•	Many people who fit the profile for which the VeriMed system was designed may not be willing to have a microchip implanted in their upper right arm.

•	Physicians may be reluctant to discuss the implant procedure with their patients until a greater number of hospital emergency rooms have adopted the VeriMed system as part of their standard protocol.

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The media has from time to time reported, and may continue to report, on the VeriMed system in an unfavorable and, on occasion, an inaccurate manner. For example, there have been articles published asserting, despite at least one study to the contrary, that the implanted microchip is not magnetic resonance imaging, or MRI, compatible.

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Privacy concerns may influence individuals to refrain from undergoing the implant procedure or dissuade physicians from recommending the VeriMed system to their patients. Misperceptions that a microchip-implanted person can be “tracked” and that the microchip itself contains a person’s basic information, such as name, contact information, and personal health records, may contribute to such concerns.

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Misperceptions and/or negative publicity may prompt legislative or administrative efforts by politicians or groups opposed to the development and use of human-implantable RFID microchips. In 2006, a number of states have introduced, and at least one state, Wisconsin, has enacted, legislation that would prohibit any requirement that an individual undergo a microchip-implant procedure. While we support all pending and enacted legislation that would preclude anything other than voluntary implantation, legislative bodies or government agencies may determine to go further, and their actions may have the effect, directly or indirectly, of delaying, limiting or preventing the use of human-implantable RFID microchips or the sale, manufacture or use of RFID systems utilizing such microchips.

•	At present, the cost of the microchip implant procedure is not covered by Medicare, Medicaid or private health insurance.

•	At present, no clinical studies to assess the impact of the VeriMed system on the quality of emergency department care have been completed.

In light of these and perhaps other factors, it is difficult to predict whether our VeriMed system will achieve market acceptance, how widespread that market acceptance will be, and the timing of such acceptance. Accordingly, we are uncertain as to whether we will generate the level of future revenue and revenue growth we have forecast from sales of the VeriMed system.

We believe that sales of our implantable microchip, and the extent to which our VeriMed system achieves market acceptance, will depend, in part, on the availability of insurance reimbursement from third-party payers, including federal and state governments under programs, such as Medicare and Medicaid, and private insurance plans. Insurers may not determine to cover the cost of the implant procedure, or it may take a considerable period of time for this to occur.

We believe that sales of our implantable microchip, and the extent to which our VeriMed system achieves market acceptance, will depend, in part, on the availability of insurance reimbursement from third-party payers, including federal and state government programs, such as Medicare and Medicaid, private health insurers, managed care organizations and other healthcare providers. Both governmental and private third-party payers are increasingly challenging the coverage and prices of medical products and services, and require proven efficacy and cost effectiveness for reimbursement. If patients undergoing the microchip implant procedure, or health institutions and doctors using the VeriMed system, are not able to obtain adequate reimbursement for the cost of using these products and services, they may forego or reduce their use. While we are in the process of facilitating and, in one case, funding clinical studies that may demonstrate the efficacy of the VeriMed system, which we believe will make it more likely that government and private insurers will cover the cost of the microchip implant process, it may take a considerable period of time for this to occur, if, in fact, it does occur. If government and private insurers do not determine to reimburse the cost of the implant process, we would not expect to realize the anticipated level of future sales of our implantable microchip and the database subscription fees.

Our sales of systems that incorporate our implantable microchip may be enjoined by third parties who have rights to the intellectual property used in these systems and we may be required to pay damages which would have an adverse effect on our business.

We may face a claim that we are violating the intellectual property rights of one or more third parties with respect to U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” If such a claim is successful, we could be required to cease engaging in activities to market our systems that utilize the implantable microchip and to pay damages, which may be substantial.

We obtain the implantable microchip used in our VeriMed, VeriGuard and VeriTrace systems from Digital Angel, a majority-owned subsidiary of our parent company, Applied Digital, under the terms of a supply agreement. Digital Angel, in turn, obtains the implantable microchip from a subsidiary of Raytheon Company under a separate supply agreement. The technology underlying our VeriMed, VeriGuard and VeriTrace systems is covered, in part, by U.S. Patent No. 5,211,129. In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel Corporation, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, Inc., or HID. The specified fields of use retained by the predecessor company do not include human identification and security applications. The rights licensed in 1994 to Hughes and HID were freely assignable, and we do not know which party or parties currently have these rights or whether these rights have been assigned, transferred or conveyed to any third party. We source the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc. was merged in 1997. However, we have no documentation that establishes our right to use the patented technology for human identification and security applications. Hughes, HID, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned its rights under the 1994 license agreement may commence a claim against us asserting that we are violating its rights. If such a claim is successful, sales of our VeriMed, VeriGuard and VeriTrace systems could be enjoined, and we could be required to cease our efforts to create a market for these systems, until the patent expires in April 2008. In addition, we could be required to pay damages, which may be substantial. Regardless of whether any claimant is successful, we would face the prospect of the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and the potential impairment in the marketability of our systems even after the expiration of the patent, which could harm our business and negatively affect our prospects.

Even if our VeriMed system achieves some level of market acceptance, the anticipated significant and growing recurrent revenue from microchip-implanted persons’ subscribing to our database may not be realized.

Our business model envisages that our VeriMed system will achieve some level of penetration within our target market for such system: the approximately 45 million at-risk people in the United States with cognitive impairment, chronic diseases and related conditions, or implanted medical devices. The model also anticipates our deriving significant and growing recurrent revenue from subscriptions to our database by persons implanted with our microchip. However, a person implanted with our microchip may decide not to subscribe to our database if, for example, the hospital emergency room where he or she would most likely be taken in an emergency maintains its own database. We do not currently anticipate that a significant percentage of VeriMed-adopting hospitals and other healthcare facilities will choose to provide databases for this purpose. However, future regulatory changes, such as in connection with the U.S. government’s efforts to address inefficiencies in the U.S. healthcare system related to information technology, could spur hospitals and other healthcare facilities to establish systems to maintain electronic health records. This might have the effect of reducing the number of people implanted with our microchip who might otherwise subscribe to our database which could, in turn, negatively affect the future revenue that we anticipate we will derive from the VeriMed system.

We intend to offer two annual subscription levels to our database: basic, which will allow an individual to include personal identification and contact information, physician and emergency contact information, blood type and advance directives, and full-featured, which will allow an individual to include all information permitted by the basic subscription as well as personal health records. Initially, we anticipate that individuals implanted with our microchip will take responsibility for inputting all of their information into our database, including personal health records, as physicians currently have little interest in being involved in this process – primarily because of liability concerns and because they are generally not paid for this service. Over time, we envision that persons implanted with our microchip may prevail upon their physicians to assist them with the inputting of information for which, by virtue of their medical training, physicians are better equipped to handle. If this does not occur, emergency room personnel and emergency medical technicians may lack confidence in the accuracy and completeness of implanted persons’ personal health records in the database. This may prompt some persons implanted with our microchip to choose to subscribe to our database only at the basic level, for which we plan to charge a lower annual fee. This could also negatively affect the revenue we anticipate we will derive in the future from the VeriMed system.

We obtain the implantable microchip used in our VeriMed, VeriGuard and VeriTrace systems from a single supplier, making us vulnerable to supply disruptions that could constrain our sales of such systems and/or increase our per-unit cost of production of the microchip.

At present, Digital Angel is our sole supplier of our implantable microchip under the terms of an agreement we entered into with Digital Angel in December 2005. Digital Angel, in turn, sources the microchip from Raytheon Microelectronics España, or RME, the actual manufacturer, under a supply agreement between Digital Angel and RME. The term of that agreement expires on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. Digital Angel and RME each own certain of the automated equipment and tooling used in the manufacture of the microchip. Accordingly, it would be difficult for Digital Angel to arrange for a third party other than RME to manufacture the implantable microchip if for any reason RME was unable to manufacture the implantable microchip or RME did not manufacture sufficient implantable microchips for Digital Angel to satisfy our requirements. Even if Digital Angel were able to arrange to have the implantable microchip manufactured in another facility, we currently believe making such arrangements and commencement of production could take at least three to six months. A supply disruption of this length could cause customers to cancel orders, negatively affect future sales and damage our business reputation. In addition, the per-unit cost of production at another facility could be more than the price per unit we pay to Digital Angel.

If we do not meet the minimum purchase requirements under our agreement with Digital Angel, Digital Angel may sell implantable microchips for secure human identification applications to third parties. Our loss of this exclusive supply arrangement may result in our facing competition with respect to our implantable microchip-based systems, which could have a material adverse effect on the expected growth of our business.

Our agreement with Digital Angel, under which we source our implantable microchip, includes a provision that Digital Angel may not sell to parties other than us and our resellers the implantable microchips, as well as the reader equipment, for secure human identification applications, provided we meet specified minimum purchase requirements. If we do not meet the minimum purchase requirements, Digital Angel is free to sell to other parties implantable microchips for secure human identification applications.

The minimum purchase requirements for implantable microchips under the agreement are as follows:

Year	Minimum Purchase Requirement
2007	$875,000
2008	$1,750,000
2009	$2,500,000
2010	$3,750,000
2011 and thereafter	$3,750,000

For the nine months ended September 30, 2006 and the year ended December 31, 2005, the aggregate amount of our purchases under our agreement with Digital Angel were $0.2 million and $0.7 million, respectively.

If we lose the benefit of the exclusivity provision under our agreement with Digital Angel, we may face competition in the various target markets for our systems that use our implantable microchip, such as VeriMed, VeriGuard and VeriTrace, or face such competition at an earlier point in time than might otherwise have been the case, which could negatively affect our revenue, cash flows from operations, operating margins and profitability, as well as our growth prospects.

If Digital Angel were to terminate its agreement with us, we would not be able to obtain our implantable microchip. This would make it difficult to fulfill our expectations for future revenue and revenue growth from the sale of systems that use the implantable microchip.

Provided we meet our minimum purchase requirements, our agreement with Digital Angel is scheduled to remain in force until the last of the patents covering the supplied products expire. However, Digital Angel can terminate the agreement upon the occurrence of any of the following events:

•

our default in the performance of any of our obligations under the agreement (e.g., our failure to take delivery and pay for products) that is not cured within 90 days of receiving written notice of the default;

•	either party to the agreement filing a petition in bankruptcy; or

•	a petition in bankruptcy is filed against us and is not discharged within 30 days.

If the agreement were to be terminated, we would not be able to purchase our implantable microchip from Digital Angel. Further, if the termination occurred while the patents covering our implantable microchip remain in force, we could not obtain implantable microchips for secure human identification applications from any other source. As a result, we would not be able to sell our VeriMed system or any other products that incorporate our implantable microchip, such as our VeriGuard and VeriTrace systems. This would make it difficult for us to fulfill our expectations of future revenue and revenue growth from sales of such systems.

Implantation of our implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of our systems which incorporate the implantable microchip.

The implantation of our implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. As more people are implanted with our implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could constrain our sales of the VeriMed system or result in costly and expensive litigation. Further, the potential resultant negative publicity could damage our business reputation, leading to loss in sales of our other systems targeted at the healthcare market which would harm our business and negatively affect our prospects.

If we are required to effect a recall of our implantable microchip, our reputation could be materially and adversely affected and the cost of any such recall could be substantial, which could adversely affect our results of operations and financial condition.

From time to time, implanted devices have become subject to recall due to safety, efficacy, product failures or other concerns. To date, we have not had to recall any of our implantable microchips. However, if, in the future, we are required to effect such a recall, the cost of the recall, and the likely related loss of system sales, could be substantial and could materially and adversely affect our results of operations and financial condition. In addition, any such recall could materially adversely affect our reputation and our ability to sell our systems that make use of the implantable microchip which would harm our business and negatively affect our prospects.

Interruptions in access to, or the hacking into, our VeriMed patient information database may have a negative impact on our revenue, damage our reputation and expose us to litigation.

Reliable access to the VeriMed patient information database is a key component of the functionality of our VeriMed system. Our ability to provide uninterrupted access to the database, whether operated by us or one or more third parties with whom we contract, will depend on the efficient and uninterrupted operation of the computer and communications systems involved. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the database may not be fully redundant. Further, the database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, we have experienced short periods during which the database was inaccessible as a result of development work, system maintenance and power outages. Any disruption of the database services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of users to access the database for an indeterminate period of time. This, in turn, could cause us to lose the confidence of the healthcare community and persons who have undergone the microchip implant procedure, resulting in a loss of revenue and possible litigation.

In addition, if the firewall software protecting the information contained in our database fails or someone is successful in hacking into the database, we could face damage to our business reputation and litigation.

Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of our services more difficult or expensive and could jeopardize our growth prospects.

Certain technologies that we currently, or may in the future, support are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally- identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, as well as various state laws and related regulations. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities in which we are considered to be a “business associate” under HIPAA. As a business associate, we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers could subject us to liability and adverse publicity, and could harm our business and impair our ability to attract new customers.

In addition, certain governmental agencies, like the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. We are also subject to the laws of those foreign jurisdictions in which we operate, some of which currently have more protective privacy laws. If we fail to comply with applicable regulations in this area, our business and prospects could be harmed.

Certain regulatory approvals generally must be obtained from the governments of the countries in which our foreign distributors sell our systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially and adversely affect our growth plans and the success of our business.

If we fail to comply with anti-kickback and false claims laws, we could be subject to costly and time-consuming litigation and possible fines or other penalties.

We are, or may become subject to, various federal and state laws designed to address healthcare fraud and abuse, including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing or ordering or arranging, or recommending the purchasing, leasing or ordering, of items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payers, including Medicare and Medicaid, which currently do not provide reimbursement for our microchip implant procedure, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesale or estimated retail prices of our VeriMed system, the reporting of Medicaid rebate information, and other information affecting federal, state and third-party payment for the VeriMed system, will be subject to scrutiny under these laws.

The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, which currently do not provide reimbursement for our microchip implant procedure. We have not been challenged by a governmental authority under any of these laws and believe that our operations are in compliance with such laws. However, because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. If we are found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations could suffer, and our management team could be required to dedicate significant time addressing the actual or alleged violations.

Risks Related to Our Continued Affiliation with Applied Digital and Digital Angel

After completion of this offering, Applied Digital will retain significant voting control over us. This may delay, prevent or deter corporate actions that may be in the best interest of our stockholders.

After the completion of this offering, Applied Digital will control approximately 60.7% of our outstanding common stock and 47.5% of our common stock on a fully-diluted basis (55.6% and 43.5%, respectively, if the underwriters’ over-allotment option is exercised in full). As a result, Applied Digital will be able either to control or exercise significant influence over all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company even when such a change may be in the best interests of all our stockholders. It could also have the effect of depriving stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company or assets and might affect the prevailing market price of our common stock.

Conflicts of interest may arise among Applied Digital, Digital Angel and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between Applied Digital, our parent company, and/or Digital Angel, a subsidiary of Applied Digital, on the one hand, and us, on the other, in a number of areas relating to our past and ongoing relationships. After this offering, three of our five directors will continue to serve as directors of Applied Digital. This includes Scott R. Silverman, our new chief executive officer and the chairman of our board of directors, who serves as the chairman of the board of Applied Digital and also as a director of Digital Angel.

Areas in which conflicts of interest between or among Applied Digital, Digital Angel and us could arise include, but are not limited to, the following:

Cross directorships and stock ownership. The equity interests of our directors in Applied Digital or service as a director of both Applied Digital and us could create, or appear to create, conflicts of interest when directors are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to, among other matters:

•	the nature, quality and cost of services rendered to us by Applied Digital;

•	the desirability of a potential acquisition or joint venture opportunity;

•	employee retention or recruiting; or

•	our dividend policy.

Intercompany transactions. From time to time, Applied Digital or its affiliates, including Digital Angel, may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of Applied Digital and/or the applicable affiliate and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with an unaffiliated third party.

Intercompany agreements. We have entered several agreements with Applied Digital, including:

•	a transition services agreement under which Applied Digital will provide us certain management, administrative, accounting, tax, legal and other services;

•	a loan agreement; and

•

a tax allocation agreement setting forth Applied Digital’s and our rights and obligations with respect to the handling and allocation of taxes and related matters for all periods prior to the consummation of this offering.

The terms of these agreements were established while we have been controlled by Applied Digital and were not the result of arm’s-length negotiations. In addition, conflicts could arise in the interpretation, or in connection with any extension or renegotiation, of these existing agreements after this offering. See “Certain Relationships and Related Party Transactions.”

Risks Related to the Offering

An active trading market for our common stock may not develop, and we expect that our stock price will fluctuate significantly due to events and developments unique to our business or the healthcare industry generally.

Prior to the offering, you could not buy or sell our common stock publicly. Our common stock has been listed on the Nasdaq Global Market, but an active trading market for our shares may never develop or be sustained following the offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of the common stock after the offering and you may not be able to sell your common stock at or above the initial public offering price. The stock market has from time to time experienced significant volatility. Factors that could cause volatility in the market price of our common stock include:

•	failure of any of our products, particularly our asset/staff location and identification system and our VeriMed system, to achieve commercial success;

•	FDA or international regulatory actions;

•	announcements of new products by our competitors;

•	market conditions in the healthcare sector;

•	litigation or public concern about the efficacy or safety of existing, new or potential products or technologies;

•	comments by securities analysts; and

•	rumors relating to us or our competitors.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management may be diverted.

Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options and warrants, may cause our stock price to fall and you could lose all or part of your investment.

The market price of our common stock could decline as a result of sales by Applied Digital of shares of common stock in the market after the offering, or sales of our common stock acquired upon the exercise of outstanding options and warrants, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by certain of our current and former officers and directors, as well as Applied Digital, covering 7,920,069 shares of our common stock, including shares underlying outstanding options, provide that Merriman Curhan Ford & Co., at any time or from time to time and without notice, may release those parties from their obligation not to dispose of shares of our common stock for a period of 180 days after the date of this prospectus. In addition, IBM Credit Corporation, which holds a warrant exercisable for 410,889 shares of our common stock, has entered into a similar lock-up agreement covering such shares. Merriman Curhan Ford & Co. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time.

After the offering, we will have 9,155,556 shares outstanding and 2,546,680 shares will be issuable upon exercise of outstanding options and warrants. Of these 11,702,236 shares, 944,222 shares will be subject to registration rights. See “Description of Capital Stock.”

Investors in the offering will pay a much higher price than the book value of our common stock and will incur immediate and substantial dilution and may incur additional dilution in the future.

If you purchase our common stock in the offering, you will pay more for your shares than the amount Applied Digital paid for our shares. You will incur immediate and substantial dilution of $6.19 per share, representing the difference between our pro forma net tangible book value per share after giving effect to the offering and the initial public offering price of $6.50 per share. In the past, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these options or warrants are ultimately exercised, you will sustain further dilution. Moreover, we may require additional funds to support our working capital requirements or for other purposes, and may seek to raise additional funds through public or private equity financing. We also may acquire other companies or technologies or finance strategic alliances by issuing equity. Any of these or other capital raising transactions may result in additional dilution to our stockholders.

We will have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively, which could negatively impact our results of operations and cause our stock price to decline.

Our management will have considerable discretion in the application of a portion of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the net proceeds effectively. We intend to use the net proceeds from this offering as follows:

•	$3.5 million will be used to repay a portion of our outstanding indebtedness, including accrued interest, owed to Applied Digital at the time of the consummation of this offering;

•

approximately $8.0 million to $10.0 million will be used over the next 24 months to continue the development of the market for our VeriMed system, principally through an increase in our sales and marketing efforts related to our VeriMed system; and

•	the remaining net proceeds will be used for working capital and general corporate purposes, which may include research and development, capital expenditures and other sales and marketing expenses.

There can be no assurance that the net proceeds used to continue the development of the market for the VeriMed system will, in fact, result in the development of that market and, in fact, may provide little or no return to investors. In addition, our management will have broad discretion in applying the net proceeds of this offering remaining after repayment of the amount owed to Applied Digital, and may determine to apply these remaining net proceeds for other purposes.

Provisions of our second amended and restated certificate of incorporation or our amended and restated bylaws could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions, among other things:

•	prohibit cumulative voting in the election of directors, which might otherwise allow holders of less than a majority of our outstanding shares of voting stock to elect one or more director candidates;

•

permit our board of directors to issue, without further action by our stockholders, up to 5,000,000 shares of “blank check” preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

•

establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

•

provide that members of our board of directors may only be removed for cause by the affirmative vote of holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

As a result, these provisions and others available under Delaware’s General Corporation Law could limit the price that investors are willing to pay in the future for shares of our common stock.

As a public company, we will need to dedicate significant time and expense to enhancing, documenting, testing and certifying our internal control over financial reporting.

As a publicly-traded company, we will be required to file annual and quarterly reports containing our financial statements within specified time periods. Securities and Exchange Commission rules will require that our chief executive officer and chief financial officer periodically provide certifications as to, among other things, the existence and effectiveness of our internal control over financial reporting and disclosure controls and procedures. Furthermore, our independent registered public accounting firm will be required, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2007, to attest to management’s assessment of our internal control over financial reporting. In general, this process requires significant documentation of policies, procedures and controls, review of that documentation by our internal accounting staff and our outside auditors, and testing of our internal controls by our internal accounting staff and our outside independent registered public accounting firm. Documentation and testing of our internal controls will involve considerable time and expense and may strain our internal resources. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated on a periodic basis.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

During the course of our testing of our internal controls, we may identify, and have to disclose, material weaknesses or significant deficiencies in our internal controls that will have to be remediated. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements include all statements that are not historical facts. These forward-looking statements, which are usually accompanied by words such as “may,” “might,” “should,” “could,” “intends,” “estimates,” “predicts,” “potential,” “continue,” “believes,” “anticipates,” “plans,” “expects” and similar expressions, relate to, without limitation, statements about our market opportunities, our strategy, our projected revenue and expense levels and the adequacy of our available cash resources. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the size of the future market for products and systems such as our products and systems, and the assumptions underlying such estimates. These statements are only predictions based on our current expectations and projections, or those of third parties, about future events.

Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking statements, events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Important factors that could cause our actual results, level of performance or achievements to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements we make in this prospectus include:

•	our ability to successfully implement our business strategy;

•	our expectation that we will incur losses, on a consolidated basis, for the foreseeable future;

•	our ability to fund our operations;

•	borrowings under our existing bank facility are payable on demand and the facility could be terminated at any time without notice;

•	the relative maturity in the United States and limited size of the markets for our infant protection and wander prevention systems and vibration monitoring instruments;

•

the degree of success we have in leveraging our brand reputation, reseller network and end-use customer base for our infant protection and wander prevention systems to gain inroads in the emerging market for asset/staff location and identification systems;

•	the rate and extent of the U.S. healthcare industry’s adoption of RFID asset/staff location and identification systems;

•

the relative degree of market acceptance of our zonal, or cell ID, active RFID systems compared to competing technologies, such as lower power Ultra Wide Band-based location technologies, 802.11 and Zigbee-based location and wireless networking technologies;

•	our ability to complete our efforts to integrate our infant protection, wander prevention and asset/staff location and identification systems on one technology platform;

•	our ability to complete our efforts to introduce a new vibration monitoring instrumentation platform;

•	uncertainty as to whether we will be able to increase our sales of infant protection and wander prevention systems outside of North America;

•	our success in integrating our Canadian-based businesses;

•	our reliance on third-party dealers to successfully market and sell our products;

•	we may become subject to costly product liability claims and claims that our products infringe the intellectual property rights of others;

•	our ability to comply with current and future regulations relating to our businesses;

•

uncertainty as to whether a market for our VeriMed, VeriGuard and VeriTrace systems will develop and whether we will be able to generate more than a nominal level of revenue from the sale of these systems;

•

the potential for patent infringement claims to be brought against us asserting that we hold no rights for the use of the implantable microchip technology and that we are violating another party’s intellectual property rights. If such a claim is successful, we could be enjoined from engaging in activities to market the systems that utilize the implantable microchip and be required to pay substantial damages;

•

market acceptance of our VeriMed system, which will depend in large part on the future availability of insurance reimbursement for the VeriMed system microchip implant procedure from government and private insurers, and the timing of such reimbursement, if it, in fact, occurs;

•

a potential disruption to our business, loss of sales and higher expense if we are unable to obtain the implantable microchip used in our VeriMed, VeriGuard and VeriTrace systems from Digital Angel and other risks related to our supply agreement with Digital Angel;

•	our ability to provide uninterrupted, secure access to the VeriMed database;

•	conflict of interest risks related to our continued affiliation with Digital Angel and our parent company, Applied Digital;

•	our ability to establish and maintain proper and effective internal accounting and financial controls; and

•	the other factors discussed under “Risk Factors.”

You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this prospectus to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our common stock in this offering will be approximately $16.5 million, based on the initial public offering price of $6.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses which we have not previously paid. We will not receive any proceeds from the sale of shares subject to the over-allotment option granted by Applied Digital to the underwriters.

We intend to use $3.5 million of the net proceeds we receive from this offering to repay a portion of our indebtedness to Applied Digital, in accordance with the terms of amended loan documents between, Applied Digital, as lender, and us, as borrower. For more information on our indebtedness to Applied Digital and the terms of the loan documents, see “Certain Relationships and Related Party Transaction—Transactions with Applied Digital—Loan from Applied Digital.”

We expect that approximately $8.0 million to $10.0 million of the net proceeds of this offering will be used over the next 24 months to continue our efforts to create a market for our VeriMed system, principally through an increase in our sales and marketing efforts.

We intend to use the remaining net proceeds for working capital and general corporate purposes, which may include research and development, capital expenditures and other sales and marketing expenses. We have not determined the amounts to be used for any of these purposes and may find it necessary or advisable to use this portion of the net proceeds for other purposes.

The amount and timing of what we actually spend for any of these or other purposes will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under “Risk Factors.” Accordingly, our management will have broad discretion in applying this portion of the net proceeds of the offering remaining after repayment of a portion of the amount owed to Applied Digital. Pending these uses, we intend to invest the net proceeds that are not dedicated to repayment of our outstanding indebtedness, and accrued interest, owed to Applied Digital in short-term interest-bearing, investment grade securities. We cannot predict whether such securities will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the development and growth of our business, and we do not expect to pay any cash dividends in the foreseeable future. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions, terms of financing arrangements and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) our receipt of the net proceeds from the sale of 3,100,000 shares of our common stock we are offering in this offering at the initial public offering price of $6.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (ii) the use of the net proceeds we will receive as set forth in the “Use of Proceeds” section of this prospectus.

You should read this table in conjunction with the information under the captions “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, included elsewhere in this prospectus.

	September 30, 2006(1)
	Actual	As adjusted
	(Unaudited)
	(in thousands, except share and per share data)
Debt, including current portion	$10,027	$6,527
Stockholders’ equity:
Preferred stock: $0.001 par value, 5,000,000 shares authorized, none issued or outstanding, actual and as adjusted	–	–
Common stock: $0.01 par value; 70,000,000 shares authorized (40,000,000 shares effective December 2006); 5,555,556 shares issued and outstanding, actual; 9,155,556 issued and outstanding, as adjusted	55	92
Additional paid-in capital	38,952	51,600
Accumulated other comprehensive loss	(37)	(37)
Accumulated deficit	(13,775)	(13,775)

Total stockholders’ equity	25,195	37,880

Total capitalization	$35,222	$44,407

(1)	On December 18, 2006, we amended and restated our certificate of incorporation to decrease the authorized number of shares of our common stock from 70,000,000 to 40,000,000 shares and to change the par value of our common stock to $0.01 per share. In addition, we effected a 1-for-3 reverse stock split. The shares issued and outstanding as of September 30, 2006 have been retroactively adjusted to reflect the reverse stock split. In December 2006, we also issued 500,000 restricted shares of common stock to Scott R. Silverman in connection with his appointment as our chief executive officer. The issuance of such restricted shares is reflected as issued and outstanding in the as adjusted column of the table.

The table above does not include the following as of September 30, 2006:

•	1,741,559 shares of our common stock issuable upon the exercise of outstanding options under our stock plans at a weighted average exercise price of $1.30 per share;

•	502,886 additional shares of our common stock reserved for future grant under our stock plans;

•	357,566 shares of our common stock issuable upon the exercise of outstanding options that were issued outside of our stock plans at a weighted average exercise price of $6.01 per share; and

•	444,222 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.91 per share.

DILUTION

Investors participating in the offering will incur immediate and substantial dilution. On a pro forma basis to reflect the issuance of 500,000 restricted shares of common stock to our chief executive officer in December 2006, as of September 30, 2006, we had a deficit net tangible book value of $13.4 million, or $(2.21) per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets, goodwill and deferred offering costs) less total liabilities, divided by the pro forma number of shares of our outstanding common stock at September 30, 2006. After giving effect to the sale of 3.1 million shares of our common stock in this offering at the initial public offering price of $6.50 per share, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 2006 would have been approximately $2.8 million, or approximately $0.31 per share of our common stock. This represents an immediate increase in net tangible book value of $2.52 per share to our existing stockholder and an immediate dilution of $6.19 per share to investors purchasing shares of our common stock in this offering.

The following table illustrates this per share dilution to the investors in this offering without giving effect to the over-allotment option granted by Applied Digital to the underwriters:

Initial public offering price per share		$6.50
Deficit net tangible book value per share as of September 30, 2006	$(2.21)
Increase per share attributable to investors in this offering	$2.52

As adjusted net tangible book value per share after the offering		$0.31

Dilution in net tangible book value per share to investors in this offering		$6.19

The following table summarizes, on a pro forma basis as of September 30, 2006 to reflect the issuance of 500,000 shares of restricted common stock to our chief executive officer in December 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by our existing stockholders and by investors in this offering. We have used the initial public offering price of $6.50 per share, and have not deducted the underwriting discounts and commissions and other estimated expenses of the offering payable by us.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	6,055,556	66.1%	$35,539,570	(1)	63.8%	$5.87
New investors	3,100,000	33.9%	$20,150,000		36.2%	$6.50

Total	9,155,556	100.00%	$55,689,570		100.00%	$6.08

(1)	The amount includes the consideration paid for EXI Wireless, which was contributed to us by Applied Digital in exchange for 1,111,111 shares of our common stock, and the purchase price consideration paid by Applied Digital, on our behalf, at the time of the closing of the acquisition of Instantel (which excludes a purchase price installment of $2.5 million borne by us). With respect to the 500,000 restricted shares of common stock issued to Scott R. Silverman upon his becoming our chief executive officer in December 2006, no cash consideration was paid for such shares.

The discussion and tables above are based on 6,055,556 shares of common stock outstanding on September 30, 2006 on a pro forma basis to give effect to the issuance of 500,000 restricted shares of common stock to Mr. Silverman in December 2006, and exclude as of September 30, 2006 an aggregate of 3,046,233 shares of common stock that are reserved for future issuance, consisting of:

•	1,741,559 shares of our common stock issuable upon the exercise of outstanding options under our stock plans at a weighted average exercise price of $1.30 per share;

•	502,886 additional shares of our common stock reserved for future grant under our stock plans;

•	357,566 shares of our common stock issuable upon the exercise of outstanding options that were issued outside of our stock plans at a weighted average exercise price of $6.01 per share; and

•	444,222 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.91 per share.

To the extent that these options and warrants are exercised, there will be further dilution to investors in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

VeriChip Corporation

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this prospectus. Data for the nine months ended September 30, 2006 and 2005, and the balance sheet data as of September 30, 2006, are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of September 30, 2005 is derived from our unaudited interim condensed consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2002 and the consolidated balance sheet data at December 31, 2003 and 2002 are derived from our audited consolidated financial statements which are not included in this prospectus. The historical results are not necessarily indicative of results to be expected for future periods, and the results for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2006. We acquired two Canadian-based businesses during the first half of 2005 and, accordingly, our historical results only include their results of operations since their respective dates of acquisition. The pro forma results reflected below give effect to the acquisitions of these two businesses as if they had occurred on January 1, 2005.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005 Pro forma(1)	2005 Historical	2004 Historical	2003 Historical	2002 Historical
	(Unaudited)		(Unaudited)
			(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$20,344	$9,115	$24,554	$15,869	$247	$545	$–
Total cost of products and services	8,494	3,606	10,332	6,395	199	200	–

Gross profit	11,850	5,509	14,222	9,474	48	345	–
Selling, general and administrative expense	12,580	7,001	16,990	12,442	1,930	1,977	1,320
Research and development	2,700	1,057	3,260	1,958	–	–	–
Interest and other expense (income)	61	(39)	(83)	(63)	(15)	–	–
Interest expense	501	230	343	343	144	78	21

Loss before benefit for income taxes	(3,992)	(2,740)	(6,288)	(5,206)	(2,011)	(1,710)	(1,341)
Benefit from (provision for) income taxes	541	53	761	56	–	–	–

Net loss	(3,451)	(2,687)	(5,527)	(5,262)	(2,011)	(1,710)	(1,341)
Deemed dividends	–	(1)	(1)	(1)	–	–	(44)

Net loss attributable to common stockholder	(3,451)	(2,688)	$(5,528)	$(5,263)	$(2,011)	$(1,710)	$(1,385)

Net loss attributable to common stockholder per common share- basic and diluted	$(0.62)	$(0.52)	$(0.99)	$(1.00)	$(0.45)	$(0.38)	$(0.31)

Weighted average number of common shares outstanding: Basic and diluted	5,556	5,185	5,556	5,279	4,444	4,444	4,444

(1)	See Unaudited Pro Forma Condensed Combined Financial Information appearing elsewhere in this prospectus.

	At September 30,	At December 31,
	2006	2005	2004	2003	2002
	(Unaudited)	(in thousands)
Consolidated Balance Sheet Data:
Cash	$879	$1,440	$23	$269	$–
Equipment, net of accumulated depreciation and amortization	1,100	890	131	147	184
Goodwill	16,025	16,982	–	–	–
Total assets	49,739	48,438	283	782	245
Long-term debt	8,947	–	–	–	–
Total debt	10,027	6,975	4,221	2,864	1,236
Stockholder’s equity (deficit)	25,195	28,527	(4,012)	(2,258)	(1,264)

EXI Wireless Inc.

We have presented the following selected consolidated financial data for EXI Wireless Inc. because EXI Wireless is considered to be a predecessor of ours. The information presented is for periods prior to our acquisition of EXI Wireless. We acquired EXI Wireless effective March 31, 2005.

You should read the following selected consolidated financial data in conjunction with the EXI Wireless consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The consolidated statements of operations and balance sheet data at and for the years ended December 31, 2004, 2003, 2002 and 2001, and at and for the three months ended March 31, 2005, are derived from the EXI Wireless audited consolidated financial statements.

	Three months ended March 31,	Year Ended December 31,
	2005 Historical	2004 Historical	2003 Historical	2002 Historical	2001 Historical
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Sales	$1,986	$6,004	$6,118	$6,383	$4,956
Cost of sales	575	1,763	1,735	1,754	1,419

Gross profit	1,411	4,241	4,383	4,629	3,537
Selling, general and administrative expense and depreciation and amortization	1,355	3,524	3,222	3,276	3,011
Research and development	262	918	741	728	1,517
Interest and other income	(2)	(17)	(4)	(7)	(5)
Foreign exchange loss (gain)	(18)	169	334	36	(45)

Earnings (loss) before income taxes	(186)	(353)	90	596	(941)
Benefit from income taxes	–	(24)	(55)	(75)	(152)
Loss from discontinued operations net of tax	–	–	–	(512)	(189)

Net income (loss)	$(186)	$(329)	$145	$159	$(978)

	At March 31,	At December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$554	$1,127	$1,025	$1,296	$719
Property, plant and equipment	191	189	294	318	369
Goodwill	1,441	1,450	1,348	1,103	1,179
Total assets	4,975	5,338	5,203	4,847	4,062
Long-term debt	–	–	–	–	–
Total debt	–	–	–	–	–
Stockholder’s equity	3,971	4,025	4,070	3,184	2,983

Instantel Inc.

We have presented the following selected consolidated financial data for Instantel Inc. because Instantel is considered to be a predecessor of ours. The information presented is for periods prior to our acquisition of Instantel. We acquired Instantel effective June 10, 2005.

You should read the following selected consolidated financial data in conjunction with Instantel’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The consolidated statements of operations and balance sheet data at and for the years ended December 31, 2004, 2003, 2002 and 2001, and at and for the period ended June 9, 2005, are derived from Instantel’s audited financial statements.

	Period ended June 9,	Year Ended December 31,
	2005 Historical	2004 Historical	2003 Historical	2002 Historical	2001 Historical
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$6,759	$13,595	$11,382	$11,344	$10,470
Cost of goods sold	3,226	5,450	4,645	4,430	4,322

Gross margin	3,533	8,145	6,737	6,914	6,148
Selling, general and administrative expense	4,205	6,928	6,281	6,447	3,538
Research and development	1,040	1,688	1,397	1,138	1,297
Interest and other income	–	–	–	–	–
Interest expense	367	943	1,055	1,265	230

Earnings (loss) before income taxes	(2,079)	(1,414)	(1,996)	(1,935)	1,083
Provision for (benefit from) income taxes	(1,221)	(660)	(795)	(697)	732

Net loss	$(858)	$(754)	$(1,201)	$(1,238)	$351

	At June 9,	At December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4	$46	$167	$659	$–
Property and Equipment	493	474	278	273	277
Goodwill	593	593	593	593	593
Total Assets	10,280	11,593	14,418	17,925	21,389
Long-term debt	–	5,500	5,500	8,633	9,892
Total debt	6,214	6,087	8,133	9,892	10,500
Stockholder’s (deficit) equity	(222)	634	1,382	2,463	3,827

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed combined statement of operations reflects our condensed consolidated results of operations for the year ended December 31, 2005, after giving effect to our acquisitions of EXI Wireless Inc. and Instantel Inc. as if such acquisitions had occurred on January 1, 2005.

The pro forma adjustments do not reflect any adjustments associated with potential operating efficiencies and cost savings associated with combining the companies. The pro forma adjustments do not include any adjustments to historical prices for any future price changes, any adjustments to selling and marketing expenses for any future operating changes or any additional costs associated with becoming a publicly-held company.

The pro forma adjustments reflecting the consummation of the acquisitions are based upon the purchase method of accounting and upon the assumptions set forth in the footnotes to the unaudited pro forma condensed combined statement of operations. The required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, is based upon final valuations for EXI Wireless and Instantel.

On March 31, 2005, Applied Digital acquired EXI Wireless through a plan of arrangement under which Applied Digital issued 3,388,407 shares of its common stock valued at approximately $11.7 million to EXI Wireless’ shareholders. In addition, all outstanding EXI Wireless options and warrants were converted into options or warrants exercisable for shares of Applied Digital’s common stock. The value of the options and warrants exchanged was approximately $0.7 million. Included in the aggregate $13.3 million purchase price was approximately $0.9 million of acquisition costs consisting primarily of a finder’s fee and legal and accounting related services that were direct costs of the acquisition. Applied Digital contributed EXI Wireless to us effective March 31, 2005 under the terms of an exchange agreement dated June 9, 2005, in consideration for approximately 1.1 million shares of our common stock.

On June 10, 2005, we acquired Instantel under the terms of a share purchase agreement. The purchase price for Instantel was $25.0 million, if the sellers elected to receive the second installment of the purchase price in some combination of our common stock and Applied Digital’s common stock, or $24.5 million, if the sellers elected to receive the second installment of the purchase price in cash. Applied Digital funded the initial purchase price payment of $22.0 million with such funding being recorded as a capital contribution to us. In September 2006, the sellers elected to receive the second purchase price payment in cash. Accordingly, on October 10, 2006, we paid the sellers $2.0 million, which amount reflected a holdback of $0.5 million for an indemnification claim we have asserted against the sellers of Instantel. We funded this payment through borrowings under our loan agreement with Applied Digital. A final payment of up to $0.5 million may be due upon resolution of the indemnification claim. In addition, we incurred approximately $0.3 million in acquisition costs. Under the terms of the share purchase agreement, Instantel became a wholly-owned subsidiary of VHI.

In January 2006, we effected an amalgamation of Instantel and the former EXI Wireless subsidiaries under Canadian law. The combined entities now operate as a wholly-owned subsidiary of VHI.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

	VeriChip Corporation Historical Year Ended December 31, 2005	EXI Historical Three Months Ended March 31, 2005	Instantel Historical Period Beginning January 1, 2005 and Ending June 9, 2005	Pro forma Adjustments		Pro forma Combined Year Ended December 31, 2005
	(in thousands, except per share data)
Total revenue	$15,869	$1,986	$6,759	$(60	)(A)	$24,554
Total cost of products and services	6,395	575	3,226	136	(B)	10,332

Gross profit	9,474	1,411	3,533	(196)		14,222
Selling, general and administrative expense	12,442	1,355	4,205	(1,012	)(B)	16,990
Research and development	1,958	262	1,040	–		3,260
Interest and other income	(63)	(20)	–	–		(83)
Interest expense	343	–	367	(367	)(C)	343

Loss before provision (benefit) for income taxes	(5,206)	(186)	(2,079)	1,183		(6,288)
Provision (benefit) for income taxes	56	–	(1,221)	404	(D)	(761)

Net loss	(5,262)	(186)	(858)	779		(5,527)
Deemed dividend	(1)	–	–	–		(1)

Net loss attributable to common stockholder	$(5,263)	$(186)	$(858)	$779		$(5,528)

Loss per common share attributable to common stockholder – basic and diluted	$(1.00)					$(0.99	)(E),(F)

Weighted average number of common shares outstanding – basic and diluted	5,279			277	(E)	5,556	(E),(F)

The following table describes the acquisitions of EXI Wireless and Instantel during the year ended December 31, 2005 (in thousands). The purchase price allocations were finalized in 2006.

Company Acquired	Effective Date Acquired	Acquisition Price	Goodwill and Other Intangibles Acquired	Other Net Assets and Liabilities	Business Description
EXI Wireless	3/31/05	$13,283	$11,541	$1,742	Provider of infant protection, wander prevention and asset location and identification systems.

Instantel	6/10/05	$24,737	$25,936	$(1,199)	Manufacturer of remote monitoring products including infant protection and wander prevention systems and vibration monitoring instruments.

The total purchase price of the businesses acquired was allocated as follows:

	EXI Wireless	Estimated Useful Life	Instantel	Estimated Useful Life
	(in thousands)		(in thousands)
Intangibles:
Patented and non-patented proprietary technology	$3,710	12.3	$1,720	11.8
Trademarks(1)	1,131	–	3,790	–
Customer relationships	895	4.0	3,390	10.0
Distribution network	816	6.6	6,000	8.4
Goodwill(1)	4,989	–	11,036	–

(1)	Trademarks and goodwill have indefinite lives.

PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED

DECEMBER 31, 2005 ARE AS FOLLOWS:

(A)	To eliminate deferred revenue not recognizable under purchase accounting.

(B)	To adjust amortization expense for acquired intangible assets with definite lives. The following table presents the pre-acquisition amortization expense as compared to the post-acquisition amortization expense for VHI and Instantel:

				Adjustment to:
	Pre-Acquisition	Post-Acquisition	Pro forma Adjustment	Cost of Products and Services Sold	Selling, General and Administrative Expense
	(in thousands)
EXI Wireless	$30	$163	$133
Instantel	1,511	502	(1,009)

	$1,541	$665	$(876)	$136	$(1,012)

The decrease in amortization expense relates primarily to the decrease in the carrying value of Instantel’s intangible assets with finite lives, which decreased from approximately $17.1 million, as reflected in the Instantel financial statements, to approximately $11.1 million, as well as to an increase in the expected lives of Instantel’s intangible assets with finite lives. The intangible assets acquired in the Instantel acquisition were determined to have estimated lives ranging from 8.4 to 11.8 years versus estimated lives of five years in the Instantel financial statements. The expected lives of these intangible assets were determined based upon the expected use of the assets, our ability to extend or renew patents and other contractual provisions associated with the assets, the estimated average life of the associated products, the stability of the industry, expected changes in or the costs we are likely to incur in finding alternative distribution networks or channels, and other factors deemed appropriate.

(C)	To eliminate interest expense for Instantel’s debt not assumed by us under the terms of the share purchase agreement with respect to the acquisition of Instantel.

(D)	To adjust income taxes for the tax effects of the pro forma adjustments.

(E)	Represents the number of shares of our common stock that were issued in exchange for the EXI Wireless stock under the terms of the share exchange agreement between us and Applied Digital. For purposes of this pro forma presentation, the common stock issued was deemed to be outstanding for the entire period presented.

(F)	Potentially diluted common shares were not included in the computation of diluted loss per share because to do so would have been anti-dilutive. The potentially dilutive incremental, underlying common shares consist of approximately 1.7 million weighted average options and approximately 0.4 million weighted average warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” and our unaudited interim and audited annual financial statements and the notes to those financial statements included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Our Business” and elsewhere in this prospectus. Due to our limited operating history and our acquisition of two Canadian-based businesses in the first half of 2005 which significantly expanded our operations and product offerings, period to period comparisons of or changes in financial data are not necessarily indicative of, and you should not rely upon them as an indicator of, our future financial performance.

Overview

Our History

We were formed as a Delaware corporation by our parent company, Applied Digital, in November 2001. In January 2002, we began our efforts to create a market for our RFID systems that utilize our human-implantable microchip. These efforts included obtaining FDA approval, which occurred in October 2004, of our VeriMed system for use for patient identification and health information purposes, and creating our direct and indirect sales channels for our VeriGuard system.

On March 31, 2005, Applied Digital acquired EXI Wireless through a plan of arrangement under which Applied Digital issued 3,388,407 shares of its common stock valued at approximately $11.7 million to EXI Wireless’ shareholders. In addition, all outstanding EXI Wireless options and warrants were converted into options or warrants exercisable for shares of Applied Digital’s common stock. The value of the options and warrants exchanged was approximately $0.7 million. Included in the aggregate $13.3 million purchase price was approximately $0.9 million of acquisition costs consisting primarily of a finder’s fee and legal and accounting related services that were direct costs of the acquisition. Applied Digital contributed EXI Wireless to us effective March 31, 2005 under the terms of an exchange agreement dated June 9, 2005, in consideration for approximately 1.1 million shares of our common stock.

On June 10, 2005, we acquired Instantel under the terms of a share purchase agreement. The purchase price for Instantel was $25.0 million, if the sellers elected to receive the second installment of the purchase price in some combination of our common stock and Applied Digital’s common stock, or $24.5 million, if the sellers elected to receive the second installment of the purchase price in cash. Applied Digital funded the initial purchase price payment of $22.0 million with such funding being recorded as a capital contribution to us. In September 2006, the sellers elected to receive the second purchase price payment in cash. Accordingly, on October 10, 2006, we paid the sellers $2.0 million, which amount reflected a holdback of $0.5 million for an indemnification claim we have asserted against the sellers of Instantel. We funded this payment through borrowings under our loan agreement with Applied Digital. A final payment of up to $0.5 million may be due upon resolution of the indemnification claim. In addition, we incurred approximately $0.3 million in acquisition costs. Under the terms of the share purchase agreement, Instantel became a wholly-owned subsidiary of VHI.

In January 2006, we effected an amalgamation of Instantel and the former EXI Wireless subsidiaries under Canadian law. The combined entities now operate as a wholly-owned subsidiary of VHI.

Our Business

We have two reportable operating segments: healthcare, and security and industrial.

Healthcare Segment

Our healthcare segment encompasses the development, marketing and sale of our healthcare and patient identification systems, specifically:

•	infant protection systems used in hospital maternity wards and birthing centers to prevent infant abduction and mother-baby mismatching;

•	wander prevention systems used by long-term care facilities to locate and protect their residents; and

•	an asset/staff location and identification system used by hospitals and other healthcare facilities to identify, locate and protect medical staff, patients, visitors and medical equipment.

Our healthcare segment also includes the VeriMed system, from which, to date, we have derived only nominal revenues.

Healthcare Security Systems

Our healthcare security systems consist of our infant protection, wander prevention and asset/staff location and identification systems. Sales of our infant protection systems and wander prevention systems currently represent a majority of our revenues. To date, a limited number of our asset/staff location and identification systems have been sold and installed.

Infant Protection Systems

Our infant protection systems are sold through dealers. Under the terms of our dealer agreements, our dealers are responsible for system installation and post-sale customer service and system maintenance. We derive revenue from the sale of the systems, specifically the tags, bracelets, anklets and wristbands, receivers, the computer hardware and application software. The average sales price of our infant protection systems generally ranges from $30,000 to $40,000. However, system prices can vary widely depending on the hardware and software requirements of the particular system installation, the number of RFID transponders or tags needed in a particular installation, the desired level of integration with a facility’s existing communication and security systems, the size and general layout or floor plan of the facility and the number of egress points in the facility that need to be covered by the system. The RFID tags, bracelets, anklets, wristbands and receivers that are component parts of our infant protection systems are consumable items. During the first nine months of 2006, revenue from consumables represented approximately 39% of our aggregate infant protection revenue.

We believe that the global market for infant protection products, including consumables, is currently growing at approximately 10-15% per year, although we consider the market relatively mature. The United States currently accounts for more than 95% of the global market for infant protection systems. There are approximately 3,400 birthing hospitals in the United States. We estimate that infant security systems have been implemented in approximately half of these facilities. Approximately 1,100 U.S. hospitals and birthing centers use our infant protection systems. We believe that growth opportunities exist among the remaining facilities that do not yet have infant protection systems in place, as well as through replacement of legacy systems. Presently, approximately half of our infant protection system sales are replacement system sales.

The Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, has begun to recommend the installation of electronic security systems in hospitals’ pediatric departments. Although this is a largely untapped market, we believe that we can leverage our existing end-use customer base and expand such customers’ infant protection systems into pediatrics.

Wander Prevention Systems

We sell our wander prevention systems through dealers. As with our dealer agreements for our infant protection systems, our dealer agreements for our wander prevention systems provide that our dealers are responsible for system installation and post-sale customer service and system maintenance. We derive revenues from the sale of the systems, specifically the tags, bracelets, anklets and wristbands, receivers, the computer hardware and application software. The average sales price of our wander prevention systems generally ranges from $8,000 to $10,000. However, as with our infant protection systems, system prices can vary. The RFID tags and wristbands that are component parts of our wander prevention systems are consumable items. During the first nine months of 2006, revenue from consumables represented approximately 44% of our aggregate wander prevention revenue.

We estimate that within the United States RFID-type wander prevention systems are currently installed in approximately 30% of the more than 52,000 nursing homes and assisted living facilities. While the nursing home segment is fairly well penetrated, we believe that existing and future state regulations applicable to long-term facilities, which include security and wander prevention requirements, will continue to drive growth in demand for wander prevention systems for the next several years. We also believe that our wander prevention business will benefit from key demographic trends. In that regard, the U.S. Census Bureau has estimated that the 65 and older population in the United States will reach 70 million people by the year 2030. An estimated half of all elderly people now require nursing home care in their lifetime, with the highest use occurring after age 85. We believe the aging of the U.S. population, combined with the increased prevalence of Alzheimer’s (nearly half of all nursing home residents have Alzheimer’s or a related disorder), we believe has caused nursing homes and assisted living facilities to place increased emphasis on wander prevention systems. In light of the problems that exist in controlling residents suffering from dementia or Alzheimer’s, a number of assisted living facilities are building special wings to accommodate such residents’ special needs.

Asset/Staff Location and Identification Systems

To date, a limited number of our asset/staff location and identification systems have been sold and installed. Those systems were sold through a dealer on a private label basis. We are in the process of building out our distribution network for our asset/staff location and identification system and providing the requisite training to certain dealers in an effort to be at the forefront of the emerging market for such systems in the healthcare sector. We anticipate the commercial launch of our asset/staff location and identification system through the dealer channel for this system in the first quarter of 2007.

We expect the sales price for our asset/staff location and identification system will vary widely based on the level of system implementation and specific application of each system. For instance, the number of departments within a healthcare facility, the desired resolution, such as the degree of precision in location, and the number of asset/staff tags required will have a significant impact on the price of a system. Based on our system sales to date, we expect the average system sales price will be between $175,000 to $225,000.

According to a report prepared by IDTechEx, a United Kingdom-based consulting firm, over the next ten years the second-largest RFID application, by value, within the healthcare industry will be real-time location systems for staff, patients, visitors and assets. The largest RFID application is anticipated to be item-level tagging of pharmaceuticals. IDTechEx predicts that these two applications, on a combined basis, will represent an $800 million market by 2016. We believe that it is important for our asset/staff location and identification system to capture market share in the emerging market for real-time location and identification systems in the healthcare industry within the next 12-24 months, as we expect that a significant factor in hospitals’ choice of system vendors will be referrals to other healthcare facilities that have deployed, and are pleased with, such systems. To achieve this, we will need to be on the forefront of the effort to educate healthcare industry professionals regarding the benefits, including the return on investment, we believe can be achieved through implementation of RFID location and identification systems.

We intend to leverage our established brand, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the emerging market for asset/staff location and identification systems. We believe that our efforts to develop a common technology platform for our infant protection, wander prevention and asset/staff location and identification systems will help us to migrate our existing end-use customers into deployment of our asset/staff location and identification systems. See “Our Business – Technology – Technology Platform/Application Software.” We believe that a common technology platform will allow us to provide our end-use customers with an enhanced value proposition through the ability to maximize their return on investment from deployment of an RFID system, and distribute the infrastructure and installation costs, across multiple applications.

Historically, we have sold each of our healthcare security systems separately. However, through our efforts to develop a common technology platform for our healthcare security systems, we have the ability to offer customers an integrated security solution comprising two or more of our applications on a common hardware and software platform. A common technology platform will allow us to provide our end-use customers with an enhanced value proposition through the ability to maximize their return on investment from deployment of an RFID system, and distribute the infrastructure and installation costs, across multiple applications. We anticipate that, if we are successful in migrating our end-use customers to deployment of our asset/staff location and identification systems in conjunction with our other healthcare security system applications, application software will represent a greater proportion of the purchase price of such systems. In addition, we expect that competitive forces will result in reductions in the prices of system hardware components. We believe that the ability to offer current and prospective end-use customers an integrated RFID solution is a key competitive advantage that should contribute to future growth.

VeriMed Patient Identification System

As of September 30, 2006, we have only generated approximately $0.1 million in revenue from our VeriMed system, significantly less than we projected at the beginning of 2006, primarily from the sale of the implantable microchip inserter kits.

Currently, we are providing scanners to hospitals and third party emergency room management companies at no charge in order to build out the geographic footprint of the healthcare facilities that can and will use our VeriMed system as part of their standard protocol. The cost of the scanners, which was approximately $7,000 in 2005 and $32,000 for the nine months ended September 30, 2006, is included as selling, general and administrative expense in our consolidated statements of operations included elsewhere in this prospectus. We expect to continue this “seeding” process for the foreseeable future as we endeavor to build out our network across the United States and overseas. Ultimately, we intend to sell our scanners directly to hospitals, third-party emergency room management companies and other potential users of our VeriMed system, such as emergency medical technicians and other emergency personnel outside the hospital emergency room setting, and to sell our implantable microchips and scanners to doctors, primarily through distributors. At the time that we begin selling scanners, the cost of the scanners will be reflected in cost of products sold in our consolidated statements of operations.

There are a number of risks associated with our VeriMed business including:

•	uncertainty as to whether a market for the VeriMed system will develop and whether we will be able to generate more than a nominal level of revenue from the sale of such systems;

•	uncertainty as to the future availability of insurance reimbursement for the microchip implant procedure from government and private insurers;

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a potential disruption in our operations, loss of sales and higher expense in the event we are unable to obtain the implantable microchip from Digital Angel, our sole supplier of the microchip, or have to make alternative arrangements for the manufacture of the microchip;

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our obligation to meet annual minimum purchase requirements beginning in 2007 under our supply agreement with Digital Angel, as a condition to maintaining the exclusivity of our supply arrangement, that may exceed our sales of the microchip; and

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possible third-party claims asserting that we hold no rights for the use of the implantable microchip technology and are violating the third party’s intellectual property rights. If such a claim were successful, we could be enjoined from marketing this technology and could be required to pay substantial damages.

For additional information relating to the risks associated with our VeriMed business, see “Risk Factors—Risks Related to Our Businesses Which Utilize the Implantable Microchip” beginning on page 18 of this prospectus.

Security and Industrial Segment

Our security and industrial segment encompasses the sale of:

•	vibration monitoring instruments used by engineering, construction and mining professionals to monitor the effects of human induced vibrations, such as blasting activity;

•	asset management systems used by industrial companies to manage and track their mobile equipment and tools; and

•	systems incorporating our implantable microchip for security applications.

Vibration Monitoring Instruments

Sales of vibration monitoring instruments currently represent the primary source of revenue in our security and industrial segment. We sell our vibration monitoring instruments through an independent network of approximately 75 dealers, approximately half of which operate in North America. The average sales price of our vibration monitoring instruments ranges from $4,500 to $5,000. We also generate revenues from rendering post-sale calibration services. On a historical basis, revenues from these services have represented approximately 20% of our instrument sales.

Our vibration monitoring business is currently the most international of our business activities. We have a strong market presence in North America, Southeast Asia, India and Scandinavia, and a growing market presence in South Africa, Europe and Australia. We believe the greater geographical diversity of this business serves as a buffer against declines in construction and mining activity in any one geographic area or region, though this business continues to be influenced by changes in global economic activity.

We are in the process of developing and introducing a new instrumentation platform. The new platform will replace our existing platforms for our vibration monitoring instruments, for which we are facing certain manufacturing challenges due to the discontinuation and unavailability of key components. We believe the new platform, when completed, will better integrate with contemporary data communications protocols so as to improve our products’ remote monitoring capabilities. In addition, we expect the new platform will entail the addition of several sensors and peripherals that will enhance the ability to monitor additional environmental and structural parameters related to vibration and overpressure monitoring.

Asset Management Systems

We sell our entry-level asset management systems through our direct sales force at price points that vary widely based on the size and scope of the system. We are currently in the process of seeking to sell our ToolHound systems through an indirect distribution channels. We believe that creating indirect distribution channels for these systems will provide a basis for increased sales and operating profit for these systems through at a lower overall gross margin which will reflect the cost of the dealer discounts.

Based on feedback from our customers obtained in connection with the studies we commissioned by Fletcher Spaght, Inc., we believe that the return on investment from deployment of industrial asset tracking solutions, such as our ToolHound asset management system, can be attractive (reflecting the significant savings associated with reducing the amount of theft of tracked assets), but implementation of such solutions is often a low priority for our target customers: companies in asset-intensive industries (e.g., construction, mining, utilities) which tend to have higher-value mobile assets and are thus more likely to invest in more comprehensive solutions such as our ToolHound system. These customers are generally affected by the same macroeconomic drivers, making this business vulnerable to changes in those drivers.

Systems Incorporating the Implantable Microchip for Security Applications

To date, we have derived limited revenue from sales of our VeriGuard system, which uses our implantable microchip and/or active RFID tags to provide secure access control into restricted areas, map/track visitors throughout a facility, and track assets, in part reflecting our recent focus on commercializing our VeriMed system. We have not yet begun to market our VeriTrace system which uses our implantable microchip and wirelessly integrates with a Ricoh® digital camera for accurate tagging and identification of human remains and associated evidentiary items.

Since our VeriGuard and VeriTrace systems, like our VeriMed system, incorporate our implantable microchip, many of the risks associated with the VeriMed system apply to the VeriGuard and VeriTrace systems, including the risk of possible third-party claims asserting we are violating rights with respect to certain patented intellectual property underlying each of these systems. We do not anticipate generating more than nominal revenues from the sale of the VeriGuard and VeriTrace systems prior to the expiration of the patent in April 2008.

Basis of Presentation

For the reasons discussed below, our historical consolidated financial statements included elsewhere in this prospectus, and those of the Canadian-based businesses acquired in the first half of 2005, are not necessarily indicative of our future operating results or financial condition. You should not rely upon such financial statements as an indicator of our future financial performance.

Our Acquisition of the Canadian-Based Businesses

On March 31, 2005 and June 10, 2005, we acquired two Canadian-based businesses that were primarily engaged in the development, marketing and sale of healthcare security systems utilizing RFID technology. Prior to that time, our operations were comprised of efforts to create markets for our human-implantable microchip. As a result of these acquisitions, we acquired approximately $21.5 million of intangible assets and recorded approximately $16.0 million of goodwill. Of the intangible assets acquired, approximately $5.4 million represents patented and non-patented proprietary technology that is being amortized in cost of products sold on a straight line basis over finite lives ranging from 11.8 to 12.3 years. Approximately $11.1 million represents customer relationships and distribution networks with finite lives ranging from 4-10 years. These intangible assets are being amortized on a straight line basis as selling, general and administrative expense. The remaining $4.9 million of intangible assets acquired represents trademarks with indefinite lives.

Efforts to Create Markets for Our Systems that Utilize the Implantable Microchip

For the foreseeable future, we expect that we will generate significant operating losses in connection with our efforts to create markets for our systems that utilize the implantable microchip. Our expectations in this regard reflect our belief that revenue derived from sales of such systems will remain at a nominal level or show only modest growth. In the case of our VeriMed system, we do not expect to experience any significant growth in revenue from the sale of the system prior to government and private insurers’ determinations to reimburse the cost of the microchip implant procedure. However, we can provide no assurance as to when or if government or private insurers will decide to take such action The expected significant operating losses from our systems which utilize the implantable microchip, and in particular, the VeriMed system, also reflect an anticipated increase in our selling, general and administrative expenses as we augment our direct sales force, seek to develop a distribution network for the VeriMed system, enhance our marketing efforts directed toward physicians and patients, and fund or otherwise facilitate clinical studies of the VeriMed system that we hope prove successful in demonstrating the efficacy of the system to fulfill its intended functions. While we anticipate that we will continue to generate operating profits from our Canadian-based businesses, on a consolidated basis we expect to incur operating losses for at least the next 12-24 months.

Transition Services Agreement with Applied Digital

Applied Digital currently provides certain general and administrative support to us. We and Applied Digital have entered into an amended and restated transition services agreement, to be effective upon the consummation of this offering, under which Applied Digital will provide this support for twenty-four months subsequent to the effective date, subject to earlier termination of the agreement. Under the agreement, we are obligated to reimburse Applied Digital for providing us with certain administrative transition services and related expenses, including payroll, legal, finance, accounting, information technology, and tax services, and services related to this offering. We anticipate that the aggregate cost of such services in 2007 and subsequent years during the term of the agreement will be approximately $0.9 million per year for fixed costs, such as legal and accounting services, plus reasonable out-of-pocket expenses. On or, if we elect, prior to the end of the term of the agreement, we will be responsible for providing these services internally or engaging third parties, which may result in an increase in selling, general and administrative expense. We believe that the cost of these services reflects an amount consistent with what we would have to pay to independent parties.

Additional Expenses Associated with Being a Public Company

After completion of this offering, we anticipate our selling, general and administrative expense will increase by approximately $1.3 million due to increased costs for directors and officers’ insurance, independent directors’ fees, professional fees, external reporting requirements, Sarbanes-Oxley compliance, investor relations and other costs associated with operating as a publicly-traded company.

Research and Development

We expect that our research and development expenses will increase for at least the next year due to the additional research staff associated with the Canadian-based operations that we acquired during the first half of 2005, our efforts to complete the integration of our software and hardware platforms underlying our RFID systems during 2006 and early 2007, and development efforts related to potential new applications for our implantable microchip. We expect our research and development expenses for the year ending December 31, 2006 to be approximately 85% to 90% higher than our research and development expenses for the year ended December 31, 2005, and to remain approximately at the 2006 level in 2007.

Critical Accounting Policies and Estimates

The following is a description of the accounting policies that our management believes involve a high degree of judgment and complexity, and that, in turn, could materially affect our consolidated financial statements if various estimates and assumptions made in connection with the application of such policies were changed significantly. The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect the amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more detailed information on our significant accounting policies, see Note 1 to our audited consolidated financial statements as of and for the year ended December 31, 2005, included elsewhere in this prospectus.

Revenue Recognition

Our revenue recognition policies provide very specific and detailed guidelines in measuring revenue; however, certain estimates and judgments affect the application of our revenue recognition policies. The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent in our revenue recognition policies affect the amounts reported in our financial statements. A number of internal and external factors affect the timing of our revenue recognition, including estimates of customer returns and the timing of customer acceptance.

Revenue Recognition Policy for

Our Healthcare Security and Asset Management Systems, and Our Vibration Monitoring Instruments

We recognize revenue from the sale of the hardware and software components of our healthcare security and asset management systems, as well as our vibration monitoring instruments, when the following criteria are met:

•	persuasive evidence of an arrangement exists (e.g., a purchase order has been received or a contract has been executed);

•	the system components are shipped;

•	title has transferred;

•	the price is fixed or determinable; and

•	collection of the sales proceeds is reasonably assured.

Revenue from software implementation and consulting services is recognized as the services are performed. Revenue from post-contract support services is recognized over the term of the service agreement.

When software arrangements include multiple elements to which contract accounting does not apply, the individual elements are accounted for separately if vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements. Generally, the residual method is applied in allocating revenue between delivered and undelivered elements. If VSOE does not exist, the revenue associated with the entire agreement is deferred until the earlier of VSOE being established or all of the undelivered elements are delivered or performed with the following exceptions:

•	If the only undelivered element is post-contract support, the deferred amount is recognized ratably over the post-contract support period.

•	If the only undelivered element is services that do not require significant production, modification or customization of the software, the deferred amount is recognized as the services are performed.

Maintenance revenue is deferred and recognized ratably over the terms of the maintenance agreements.

Revenue Recognition Policy for Systems Using Our Implantable Microchip

Revenue from the sale of systems using our implantable microchip (VeriMed and VeriGuard) are recorded at gross amounts with a corresponding entry for cost of sales. As we are in the initial process of commercializing these systems, the level of distributor or physician returns cannot yet be reasonably estimated. Accordingly, we do not recognize revenues until the following criteria are met:

•	a purchase order has been received or a contract has been executed;

•	the system is shipped;

•	title has transferred;

•	the price is fixed or determinable;

•	there are no uncertainties regarding customer acceptance;

•	collection of the sales proceeds is reasonably assured; and

•	the period during which the distributor or physician has a right to return the product has elapsed.

We intend to recognize revenue from consignment sales, if any, when all of the criteria listed above have been met and after the receipt of notification of such product sales from the distributor’s customers (e.g., physicians). Once the level of returns can be reasonably estimated, revenues (net of expected returns) will be recognized when all of the criteria above are met for either direct or consignment sales.

Revenue Recognition Policy for VeriMed Services

The services for maintaining subscriber information on our VeriMed database will be sold on a stand-alone contract basis, separate and apart from the implant procedure itself, and treated according to the terms of the contractual arrangements then in effect. Revenue from the database service will be recognized over the term of the subscription period or the terms of the contractual arrangements then in effect.

Notwithstanding the above descriptions of our VeriMed revenue recognition policies, with respect to the sales of products and services sold in tandem, our revenue recognition policy will be determined by the ultimate arrangements negotiated with independent third parties.

Inventory Obsolescence

Estimates are used in determining the likelihood that inventory on hand can be sold. Historical inventory usage and current revenue trends are considered in estimating both obsolescence and slow-moving inventory. Inventory is stated at the lower of cost or market, determined by the first-in, first-out method, net of any reserves for obsolete or slow-moving inventory. As of September 30, 2006 and December 31, 2005 and 2004, inventory reserves were $0.1 million, $0.1 million and $0.1 million, respectively. We did not have any inventory reserves as of December 31, 2003. The estimated market value of our inventory is based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which could have a material effect on our financial condition and results of operations.

Goodwill and Other Intangible Assets

On January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, or FAS 142. FAS 142 eliminated the amortization of goodwill and other intangible assets with indefinite lives and instead requires that goodwill and other intangible assets with indefinite lives be tested for impairment at least annually. Intangible assets with finite lives are amortized over their useful lives.

In accordance with FAS 142, we are required to test our goodwill and intangible assets with indefinite lives for impairment annually. We test our goodwill and intangible assists with indefinite lives annually as part of our business planning cycle during the fourth quarter of each fiscal year. The determination of the value of our intangible assets requires management to make estimates and assumptions about the future operating results of our “reporting units,” as that term is defined in FAS 142.

Our reporting units are those businesses for which discrete financial information is available and upon which segment management makes operating decisions. As of September 30, 2006, we operated in two reporting units: healthcare, and security and industrial. As of December 31, 2004, we did not have goodwill or other intangible assets. However, as a result of the acquisitions of the two Canadian-based businesses during the first half of 2005, as of September 30, 2006, our consolidated goodwill was $16.0 million and the value of our intangible assets with indefinite lives totaled $4.9 million.

Our intangible assets with indefinite lives consist of trademarks, acquired in connection with the acquisition of our Canadian-based businesses. In determining the value of these trademarks, we employed the income approach. We used the discounted cash flow method to calculate the present value of the projected income from the product lines to which the EXI Wireless and Instantel trademarks relate. In our valuation model, we considered the “relief from royalty” concept, which assumes that if a company owns a trademark it does not have to “rent” one and therefore is “relieved” from paying a royalty. The amount of the phantom payment (after-tax) is used as a surrogate for income attributable to the trademark.

In valuing these trademarks, we applied a market-based royalty rate to projections of revenue for the various product lines to which the trademarks relate. The projected royalty cash flows, on an after-tax basis, were discounted to present value using a discount rate that adequately reflected the inherent risks of such cash flows. We applied what we believe to be appropriate discount rates, ranging from 17.0% to 23.7%, and used a terminal revenue growth rate of 5%.

Future events, such as market conditions or operational performance of our acquired businesses, could cause us to conclude that impairment exists relating to our goodwill and trademarks. In such event, we would record impairment charges, which could have a material impact on our financial condition and results of operations. Specifically, our annual test of the estimated fair value of our trademarks is subject to assumptions regarding:

•	the future level of royalty cash flows related to the trademarks;

•	the “relief from royalty” rate applied to the future revenue;

•	the discount rate used to bring the future cash flows to present value; and

•	any changes in our determination regarding the estimated useful life of the trademarks.

The acquisition date valuations for the EXI Wireless and Instantel trademarks were $1,131,000 and $3,790,000, respectively. We have evaluated the sensitivity of our trademark valuations to variations in our estimated useful life assumptions for these trademarks. We concluded that our valuations would not change significantly due to variations in the estimated useful life assumptions. Approximately 86.0% of the present value of the trademark cash flows is contributed by the cash flows generated between year 1 (2005) and year 20 (2025). Therefore, a sensitivity analysis based on variations of the estimated useful lives of the trademarks would not significantly change our valuations.

We evaluated the sensitivity of the trademark valuations to variations in the projected revenue estimates for fiscal years 2005 through 2009 and variations in the 5.0% terminal revenue growth rate for fiscal years 2010 and beyond. A summary of the valuation scenarios is as follows:

Scenario 1: A 10.0% increase in the projected annual revenue for 2005 through 2009 and a 10.0% increase in the terminal revenue growth rate from 5.0% to 5.5%. The Scenario 1 assumptions result in the following valuations:

EXI Wireless Trademarks:	$1,266,000 (11.9% greater than acquisition date valuation)
Instantel Trademarks:	$4,290,000 (13.2% greater than acquisition date valuation)

Scenario 2: A 10.0% decrease in the projected annual revenue for 2005 through 2009 and a 10.0% decrease in the terminal revenue growth rate from 5.0% to 4.5%. The Scenario 2 assumptions result in the following valuations:

EXI Wireless Trademarks:	$1,001,000 (11.5% less than acquisition date valuation)
Instantel Trademarks:	$3,310,000 (12.7% less than acquisition date valuation)

Based on our analysis of the uncertainties associated with the assumptions used in our trademark valuations, we concluded that, when performing our annual tests for impairment, variations in the level of projected revenue represent the most significant variable affecting the future estimated fair value of our trademarks.

Stock-Based Compensation

Effective January 1, 2006, we adopted FAS 123R, using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. Compensation expense for new awards granted after January 1, 2006 is recognized over the requisite service period based on the grant-date fair value of those options.

Prior to the adoption of FAS 123R, we used the intrinsic value method under APB 25 and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25, and provided the pro forma and disclosure information required by FAS 123. Under the intrinsic value method, no stock-based compensation was recognized in our consolidated statements of operations for options granted to our employees and directors because the exercise price of such stock options granted to employees and directors equaled or exceeded the fair value of the underlying stock on the dates of grant.

FAS 123R requires forfeitures of stock-based grants to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under FAS 123 for the periods prior to January 1, 2006, we accounted for forfeitures as they occurred.

In the nine months ended September 30, 2006, we incurred stock-based compensation expense of approximately $40,000 as a result of our adoption of FAS 123R on January 1, 2006. This expense resulted from the issuance of 52,012 stock options during the nine months ended September 30, 2006, which were granted with a weighted average exercise price of $9.88 per share. The weighted-average fair market value of the options was determined to be $5.97 per share. This stock-based compensation expense was reflected in the unaudited condensed consolidated statement of operations in selling, general and administrative expense.

During the period January 1, 2005 to August 11, 2005, we granted to certain of our employees and directors options exercisable for approximately 0.3 million shares of our common stock. These options have exercise prices ranging from $6.93 to $8.55 per share. These exercise prices were equal to or greater than the estimated fair value, as determined by our management, of the underlying common stock on the date of each grant. We did not grant any options to employees subsequent to August 11, 2005 through December 31, 2005.

Our management determined the value of our common stock principally based upon internal valuation estimates, as well as arm’s-length transactions involving the fair value of the businesses we acquired. Due to management’s familiarity with discounted cash flow analyses and the readily available values of the businesses we acquired during the first half of 2005, management chose not to obtain contemporaneous valuations by an unrelated valuation specialist. The assumptions used by management related to:

•	our projected operating performance;

•	risk of non-achievement of projected operating performance;

•	the purchase prices of the two businesses acquired during the first half of 2005, including the risk that the acquisitions might not have been completed at certain interim valuation dates; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and medical device companies.

Management’s valuation methodology, including terminal and enterprise values, was based on the following factors:

•	Unlevered free cash flows for the Company’s implantable microchip business were projected for five years, which was deemed to be the appropriate valuation period.

•	Earnings before interest, taxes, depreciation and amortization, or EBITDA, was used to estimate terminal value.

•	Management considered the relevant multiples for RFID and medical device companies to determine the appropriate terminal value multiple.

•

A discount rate was applied to the net free cash flows and terminal value. The rate was determined based on the risk-free rate of the 10-year U.S. Treasury Bond plus an applicable market risk premium and the specific risk premium associated with our facts and circumstances. The discount rate utilized by us was the rate of return expected from the market or the rate of return for a similar investment with similar risks.

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The purchase prices of the acquired businesses, adjusted for the risk that the acquisitions might not have been completed at certain interim valuation dates, were added to the value of the implantable microchip business to determine enterprise value.

•	Management computed the fully diluted value of each share of our common stock in order to factor in the dilutive effect of reflecting in-the-money stock options and warrants at each valuation date.

There are inherent uncertainties in forecasting future operating results and identifying comparable companies and transactions that may be indicative of the fair value of our common stock. We believe that the estimates of the fair value of our common stock at each option grant date are reasonable under the circumstances.

During 2005, we granted to consultants and employees of Applied Digital and Digital Angel options exercisable for approximately 0.1 million shares of our common stock. In accordance with FAS 123, we recorded compensation expense associated with these options based on an estimate of the fair value, as determined by our management (using the methodology discussed above), of our common stock on each date of grant and using the Black-Scholes valuation model. We were required to re-measure the stock-based compensation expense associated with these options on December 30, 2005, the date of acceleration of the vesting of all of these options, as more fully discussed below. This re-measurement was based on the estimated fair value of our common stock on December 30, 2005, which was assumed to be the then estimated initial public offering price, and using the Black-Scholes valuation model. This re-measurement resulted in stock-based compensation expense being recorded in 2005 based upon the fair value of these stock options on the accelerated vesting date.

During 2005, 2004 and 2003, we granted to employees of Applied Digital, and other non-employees who had provided services to us, options exercisable for approximately 1.1 million shares of our common stock. We recognized compensation expense related to these option grants using the same methodology as was used for the 2005 option grants, as discussed above. We recorded aggregate compensation expense of approximately $2.3 million, $0.3 million and $0.7 million during the years ended December 31, 2005, 2004 and 2003, respectively, in connection with these stock options.

The Black-Scholes option pricing model, which we used to value our stock options, requires us to make several key judgments including:

•	the estimated value of our common stock;

•	the expected life of issued stock options;

•	the expected volatility of our stock price;

•	the expected dividend yield to be realized over the life of the stock options; and

•	the risk-free interest rate over the expected life of the stock options.

Our computation of the expected life of issued stock options was determined based on historical experience of similar awards giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations about employees’ future length of service. The interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. Our computation of expected volatility was based on the historical volatility of Applied Digital’s common stock.

The significant factors contributing to the difference between the fair value of the stock options granted during the period January 1, 2005 to August 11, 2005 and the estimated initial public offering price of shares of our common stock as of December 30, 2005 include, among others:

•

Certain hospital emergency rooms adopted our VeriMed system beginning in the latter part of the third quarter of 2005. Specifically, as of August 1, 2005, five hospitals had agreed to adopt our VeriMed system in their emergency departments and we had a goal of having 20 to 25 hospitals agree to adopt our VeriMed system by December 31, 2005. Having an infrastructure of hospitals that have adopted the VeriMed system as part of their standard protocol is considered a necessary step in the commercialization of the VeriMed system, because, without that infrastructure, those persons who fit the profile for which the VeriMed system was designed have little or no reason to undergo the microchip implant procedure. After our attendance at the American College of Emergency Physicians’ Scientific Assembly, which took place in Washington D.C. from September 26 to 29, 2005, 49 hospitals had agreed to adopt our VeriMed system in their emergency rooms. As of December 15, 2005, 66 hospitals had agreed to do so.

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During the latter part of 2005, we began the groundwork for the integration of all of our RFID healthcare security systems onto a single technology platform, which we expected to have completed by late 2006. We believe that an integrated platform and infrastructure for our portfolio of RFID healthcare security systems will provide us with a significant competitive advantage.

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We came to the view that there is a significant market opportunity for our asset/staff location and identification system. Today, our asset/staff location and identification system is essentially a new product. It was the first healthcare security application adapted to our technology platform. The new platform has expanded the deployment options for our asset/staff location and identification system, which can range from a portal-based system to a full, real-time location system.

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We identified additional strategic markets for the implantable microchip. For example, during the second half of 2005 and specifically in the wake of Hurricane Katrina, we donated implantable microchips to FEMA’s Department of Mortuary Services in Mississippi and Louisiana to help with FEMA’s efforts to identify corpses. The acceptance of this new use for the implantable microchip has led to the development of VeriTrace, the only end-to-end implantable tagging solution for the accurate tracking and identification of human remains and associated evidentiary items.

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We expanded our sales of certain of our healthcare security systems into international markets. On October 19, 2005, we shipped our first Hugs infant protection system for use in the United Kingdom, and in early January 2006 we completed the negotiations of an agreement with Ingersoll Rand Security Technologies, a sector of Ingersoll-Rand Company Limited. Under the terms of the agreement, Ingersoll Rand Security Technologies has the non-exclusive right to promote, sell, install and maintain certain of our infant protection, wander prevention and asset/staff location and identification systems, as well as the related technology platform and application development interface, in healthcare, commercial and industrial markets in North and South America, including the Caribbean and Hawaii.

•

We used the enterprise value to forward-looking revenue valuation approach to determine the estimated IPO value on December 30, 2005. Under this approach, fair value was determined based upon a range of multiples of projected future revenue. The multiples used represented those multiples of revenue that our peers’ common stock were trading for in the public markets. This approach was deemed appropriate because revenue multiples for publicly traded companies provide the highest correlation of public company trading values. Specifically, publicly-traded companies in comparable industries tend to have similar revenue multiples, whereas their EBITDA and net income multiples are not deemed to be as consistent in part because certain companies in comparable industries are not EBITDA positive or do not earn net income.

On December 12, 2005, our board of directors approved a proposal which provided for vesting on December 30, 2005 of all of our then outstanding and unvested stock options previously awarded to employees, directors, one employee of Applied Digital, one employee of Digital Angel and consultants. In connection with the acceleration of these options, we stipulated that a grantee that acquires any shares through exercise of any of such options shall not be permitted to sell such shares until the earlier of (i) the original vesting date applicable to such option or (ii) the date on which such grantee’s employment terminates for any reason.

The purpose of accelerating the vesting of the options granted to our directors and employees was to enable us to avoid recognizing in future periods non-cash compensation expense associated with such options in our consolidated statements of operations, which would have otherwise been required upon our adoption of FAS 123R on January 1, 2006. As a result of the acceleration, we avoided recognition of up to approximately $0.6 million of compensation expense in our consolidated statements of operations over the course of the original vesting period, substantially all of which was expected to be avoided in 2006. Such expense is included in our pro forma stock-based compensation footnote disclosure for the year ended December 31, 2005. FASB Financial Interpretation No. 44 requires us to recognize compensation expense under certain circumstances, such as a change in the vesting schedule when the options whose vesting schedule was changed are in-the-money on the date of change, which would allow an employee to vest in an option that would have otherwise been forfeited based on the award’s original terms. We would be required to begin to recognize compensation expense over the new expected vesting period based on estimates of the number of options that employees ultimately will retain that otherwise would have been forfeited, absent the modifications. The majority of the accelerated options, absent the acceleration, would have vested during the first half of 2006, with a smaller percentage vesting over 30 months. Such estimates of compensation expense would be based on such factors as historical and expected employee turnover rates and similar statistics. Of options exercisable for approximately 0.3 million shares of our common stock that were affected by the acceleration of vesting, substantially all of the $4.4 million of intrinsic value of these options is attributable to our executive officers and directors at that time. We are unable to estimate the number of options that our employees and directors will ultimately retain that otherwise would have been forfeited, absent our acceleration of the vesting of these options. Based on the then current circumstances, the high concentration of such options awarded to officers and directors and our historical turnover rates, no compensation expense resulting from the new measurement date was recognized by us upon acceleration of vesting on December 30, 2005. We will recognize compensation expense in future periods, should a benefit be realized by the holders of the aforementioned options, which they would not otherwise have been entitled to receive. During the nine months ended September 30, 2006, we recognized approximately $0.1 million of compensation expense as a result of a terminated employee receiving a benefit related to the accelerated vesting of his options that he would not otherwise have received. If we are required to recognize additional compensation expense in connection with the accelerated vesting of in-the-money stock options, it could have a material impact on our future results of operations.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets in each tax jurisdiction will be recovered from future taxable income in the applicable jurisdiction and, to the extent we believe that recovery is not more likely than not or is unknown, we must establish a valuation allowance.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the deferred tax assets. As of September 30, 2006, we had $4.4 million in net deferred tax liabilities, associated with our Canadian-based operations. As of September 31, 2006 and December 31, 2005, 2004 and 2003, we had recorded a full valuation allowance against our U.S. net deferred tax assets due to uncertainties related to our ability to utilize these deferred tax assets, primarily consisting of net operating loss carryforwards. The valuation allowance was based on our historical operating performance and estimates of taxable income in the United States and the period over which our deferred tax assets will be recoverable. As of September 30, 2006, we have not provided a valuation allowance against our Canadian deferred tax assets as we have deemed it more likely than not that these assets will be realized.

If we continue to incur U.S. operating losses we will continue to provide a full valuation allowance against our U.S. net deferred tax assets. Conversely, if our U.S. operations become profitable in the future, we may reduce some or all of our valuation allowance, which could result in a significant tax benefit and a favorable impact on our financial condition and operating results.

If for Canadian tax purposes we incur operating losses in the future or if we are unable to generate sufficient future Canadian taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, and we were to establish a valuation allowance against all or a significant portion of our Canadian deferred tax assets, it could result in a material adverse impact on our operating results.

Recent Developments

Our revenue for the nine month period ended September 30, 2006 was $20.3 million. We expect our revenue for the three month period ended December 31, 2006 will be between $6.7 million and $6.9 million. This revenue amount is preliminary and has not been audited or reviewed, and, accordingly, may be subject to adjustment.

We expect that our operating results for the three months ended December 31, 2006, will include charges related to our decision in October 2006 to consolidate our Canadian operations into an existing facility located in Ottawa, Ontario. The consolidation, expected to be completed in the first quarter of 2007, will entail the closing of our operations in Vancouver, British Columbia. This will eliminate duplicative functions and, we believe, improve operating efficiencies, positioning us to better execute on strategic initiatives to become the leading provider of RFID systems for the healthcare industry. We believe the consolidation will result in annual savings, of which a significant portion will be cash savings, and will have no effect on revenue. As a result of the consolidation, we expect to record charges in the range of $0.8 million to $1.4 million during the last quarter of 2006 and the first quarter of 2007, consisting of charges relating to termination benefits, fixed asset reserves and our Canadian tax assets.

Results of Operations

The table below sets forth data from our consolidated statements of operations for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, expressed as a percentage of total revenue. To date, substantially all of our revenue consists of revenue from our Canadian-based businesses, which were acquired in the first half of 2005. Prior to the acquisitions of these businesses, we had minimal revenue and, therefore, period-to-period results are not comparable. Accordingly, our historical results are not necessarily indicative of our future results.

Through September 30, 2006, we have recorded nominal revenue from sales of our VeriMed system. Over time, we expect that sales of our VeriMed system will become a significant part of our revenue, although there can be no assurance that they will.

All pro forma revenue information discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning our 2005 or 2004 fiscal year assumes that the acquisitions of EXI Wireless and Instantel occurred on January 1, 2005 and January 1, 2004, respectively. The discussion also assumes that these companies’ segment reporting was consistent with our current segment reporting. Such pro forma information is not necessarily indicative of what our results of operations would have been had EXI Wireless and Instantel been owned and operated by us as of January 1, 2005 or 2004, nor does it purport to represent our results of operations for future periods.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Product revenue	93.8%	93.5%	91.5%	100.0%	100.0%
Service revenue	6.2%	6.5%	8.5%	–	–

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of products sold	38.6%	35.1%	34.4%	80.6%	36.7%
Cost of services sold	3.2%	4.5%	5.9%	–	–

Gross profit	58.2%	60.4%	59.7%	19.4%	63.3%
Selling, general and administrative expense	61.8%	76.8%	78.4%	781.4%	362.8%
Research and development	13.3%	11.6%	12.3%	–	–
Interest and other (income)	0.3%	(0.4)%	(0.4)%	(6.1)%	–
Interest and other expense	2.5%	2.5%	2.2%	58.3%	14.3%

Loss before provision for income taxes	(19.7)%	(30.1)%	(32.8)%	(814.2)%	(313.8)%
Benefit (provision) for income taxes	2.7%	0.6%	(0.4)%	–	–

Net loss attributable to common stockholder	(17.0)%	(29.5)%	(33.2)%	(814.2)%	(313.8)%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

The table below presents statement of operations data by segment and in total for the nine months ended September 30, 2006 and 2005.

	2006			2005
	Healthcare	Security and Industrial	Total	Healthcare	Security and Industrial	Total
	(in thousands)			(in thousands
Product revenue	$14,774	$4,300	$19,074	$6,618	$1,902	$8,520
Service revenue	282	988	1,270	305	290	595

Total revenue	15,056	5,288	20,344	6,923	2,192	9,115
Gross profit	8,657	3,193	11,850	4,187	1,322	5,509
Selling, general and administrative	9,752	2,828	12,580	5,061	1,940	7,001
Research and development	1,807	893	2,700	758	299	1,057

Total operating expenses	11,559	3,721	15,280	5,819	2,239	8,058

Operating loss	$(2,902)	$(528)	$(3,430)	$(1,632)	$(917)	$(2,549)

Revenue

Revenue for the nine months ended September 30, 2006 was $20.3 million, an increase of $11.2 million compared to the comparable period of the prior year. Revenue for the nine months ended September 30, 2005 includes only six months of revenue from VHI (formerly EXI Wireless), which we acquired on March 31, 2005, and revenue from Instantel for the period from June 10, 2005 (the date of acquisition) to September 30, 2005.

On a pro forma basis, revenue for the nine months ended September 30, 2006 increased $2.5 million, or 14.0%, to $20.3 million compared to pro forma revenue of $17.8 million for the nine months ended September 30, 2005.

Our healthcare segment’s revenue was $15.1 million for the nine months ended September 30, 2006 compared to $6.9 million for the nine months ended September 30, 2005. The $8.2 million increase in revenue in our healthcare segment reflects a full nine months of revenue from our Canadian-based businesses in 2006 compared to only a portion of the 2005 period.

On a pro forma basis, our healthcare segment’s revenue increased $1.9 million, or 14.4%, to $15.1 million for the nine months ended September 30, 2006 compared to $13.2 million for the nine months ended September 30, 2005. The increase is the result of a $2.2 million increase in sales of our infant protection systems, partially offset by a $0.3 million decrease in the sales of asset/staff location and identification systems. We attribute the increase in sales of infant protection systems primarily to our efforts in 2006 to consolidate and rationalize our dealer network so as to increase our sales volumes generated by our key dealers. Infant protection system sales reflected sales to healthcare facilities that had not previously deployed an infant protection system, as well as to healthcare facilities that were replacing existing systems. Additionally, we experienced revenue growth associated with our sale of RFID tags and other consumables of $0.4 million, or approximately 20%, relating to our Hugs infant protection system. This increase in consumable sales was driven by our installed base of healthcare facilities. In 2005, we continued the development of our new asset/staff location and identification RFID system, and sold three of these systems in 2005. The decrease in revenue from asset/staff location and identification systems in 2006 principally reflects the absence of additional system sales as the systems sold in 2005 were installed and implemented during 2006. We anticipate the commercial launch of our asset/staff location and identification system through the dealer channel for this system in the first quarter of 2007.

Our security and industrial segment’s revenue was $5.3 million for the nine months ended September 30, 2006 compared to $2.2 million for the nine months ended September 30, 2005. The $3.1 million increase in revenue in our security and industrial segment reflects a full nine months of revenue from our Canadian-based businesses in 2006 compared to only a portion of the 2005 period. Segment sales consist principally of sales of our vibration monitoring instruments.

On a pro forma basis, our safety and industrial segment’s revenue increased $0.7 million, or 15.2%, to $5.3 million for the nine months ended September 30, 2006 compared to $4.6 million for the nine months ended September 30, 2005. The increase was the result of a $0.7 million increase in revenue from our vibration monitoring instruments due to continued strong demand in the worldwide construction market. The strength or weakness of the worldwide construction market has historically had a significant influence on the sales volumes of our vibration monitoring instruments.

Gross Profit and Gross Profit Margin

Our cost of products consists of component parts, direct labor and finished goods. Component parts and finished goods are purchased from contract manufacturers, including our implantable microchip and scanners used in our VeriMed system, which are purchased as finished goods under the terms of our agreement with Digital Angel. As discussed above under “Basis of Presentation – Our Acquisition of the Canadian-Based Businesses,” included in our cost of products is amortization of intangible assets acquired in the acquisitions of our Canadian-based businesses during the first half of 2005. Such amortization amounted to $0.3 million and $0.1 million in the nine months ended September 30, 2006 and 2005, respectively.

Cost of services consists primarily of third-party installation services in connection with direct sales to healthcare customers. In addition, cost of services sold in our security and industrial segment consists of servicing our existing systems, principally the calibration services we provide with respect to our vibration monitoring instruments.

Gross profit for the nine months ended September 30, 2006 was $11.9 million compared to $5.5 million for the nine months ended September 30, 2005. As a percentage of revenue, our gross profit margin was 58.2% and 60.4% for the nine months ended September 30, 2006 and 2005, respectively.

Our healthcare segment’s gross profit for the nine months ended September 30, 2006 was $8.7 million compared to $4.2 million for the nine months ended September 30, 2005. The increase in gross profit of $4.5 million was primarily the result of the 2006 period including a full nine months of operations from our Canadian-based businesses as compared to the 2005 period. Our healthcare segment’s gross profit margin decreased to 57.5% in the nine months ended September 30, 2006 compared to 60.5% in the nine months ended September 30, 2005. The decline in gross profit margin reflected an increase in warranty and inventory reserves of $0.2 million resulting from the consolidation of the operations of our Canadian-based businesses and changes in product mix.

Our security and industrial segment’s gross profit for the nine months ended September 30, 2006 was $3.2 million compared to $1.3 million for the nine months ended September 30, 2005. The increase in gross profit of $1.9 million was attributable to sales of our vibration monitoring instruments as a result of our acquisition of Instantel on June 10, 2005. Our security and industrial segment’s gross profit margin was 60.4% and 60.3% for the nine months ended September 30, 2006 and 2005, respectively.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of compensation for employees in executive and operational functions, including finance and accounting, sales and marketing and corporate development. Other significant costs include depreciation and amortization, professional fees for accounting and legal services, consulting fees and facilities costs.

Selling, general and administrative expense increased $5.6 million to $12.6 million for the nine months ended September 30, 2006 as compared to $7.0 million for the nine months ended September 30, 2005. As a percentage of revenue, selling, general and administrative expense was 61.8% and 76.8% for the nine months ended September 30, 2006 and 2005, respectively. During the nine months ended September 30, 2006, we recorded $0.3 million for severance costs related to the consolidation of the operations of our Canadian-based businesses in Ottawa, Ontario.

Included in selling, general and administrative expense for the nine months ended September 30, 2006 and 2005 was $0.6 million and $0.4 million, respectively, of certain general and administrative services provided to us by Applied Digital, including accounting, finance and legal services, telephone, rent and other miscellaneous items. We expect the annual cost of the services being provided by Applied Digital under the terms of the amended and restated transition services agreement will be approximately $0.9 million in 2007 and thereafter, reflecting that the scope of the services provided by Applied Digital under the agreement was expanded at the end of 2005.

Selling, general and administrative expense for the nine months ended September 30, 2006 and 2005 included approximately $1.5 million and $0.7 million, respectively, of depreciation and amortization expense. The increase was due to increased amortization of intangible assets as a result of the acquisition of the Canadian-based businesses in the first half of 2005.

Included in selling, general and administrative expense for the nine months ended September 30, 2005 was $1.1 million of compensation expense associated with stock options granted to employees of Applied Digital and consultants. Our board of directors accelerated the vesting of all of our then unvested employee and director stock options on December 30, 2005. This, coupled with our grant of a minimal number of stock options during the nine months ended September 30, 2006, resulted in significantly lower stock-based compensation expense during the nine months ended September 30, 2006. As a result of the termination of an employee whose options were in-the-money at the time his options were accelerated, we incurred equity based compensation of approximately $0.1 million during the nine months ended September 30, 2006.

Our healthcare segment’s selling, general and administrative expense was $9.8 million in the nine months ended September 30, 2006, an increase of $4.7 million compared to the corresponding period of the prior year. The increase was primarily a result of a full nine months of operations from our Canadian-based businesses as compared to the 2005 period. In addition, approximately $1.4 million of the period-over-period increase resulted from the addition of sales and marketing staff, consultants and other marketing services related to our efforts to create a market for our VeriMed system. As a percentage of our healthcare segment’s revenue, selling, general and administrative expense was 64.8% and 73.1% for the nine months ended September 30, 2006 and 2005, respectively. We attribute the decrease in selling, general, and administrative expense as a percentage of revenue primarily to the inclusion of the results of our Canadian-based businesses for the full nine months in 2006.

Our security and industrial segment’s selling, general and administrative expense increased $0.9 million to $2.8 million for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The increase was primarily the result of our acquisition of Instantel in June 2005. As a percentage of our security and industrial segment’s revenue, this segment’s selling, general and administrative expense was 53.5% and 88.5% for the nine months ended September 30, 2006 and 2005, respectively. We attribute the decrease in selling, general, and administrative expense as a percentage of segment revenue primarily to the inclusion of the results of Instantel for the full nine months in 2006.

We expect selling, general and administrative expense to increase in the future due to contemplated additions of sales and marketing staff related to our marketing and sale of our VeriMed system and database services, as well as the additional costs resulting from our being a publicly held company. See “Basis of Presentation – Additional Expenses Associated with Being a Public Company” above.

Research and Development

Our research and development expense consists primarily of payroll costs for engineering personnel and costs associated with various projects, including testing, developing prototypes and related expenses.

Research and development expense was $2.7 million for the nine months ended September 30, 2006 compared to $1.1 million for the nine months ended September 30, 2005. As a percentage of revenue, research and development expense was 13.3% and 11.6% for the nine months ended September 30, 2006 and 2005, respectively.

Our healthcare segment’s research and development expense increased $1.0 million to approximately $1.8 million for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The increase in our healthcare segment’s research and development expense was primarily due to the acquisitions of our Canadian-based businesses during the first half of 2005, the continued development of our asset/staff location and identification system, and our initiative to integrate virtually all of our healthcare security systems on to a common technology platform.

Our security and industrial segment’s research and development expense increased $0.6 million to approximately $0.9 million for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The increase in our security and industrial segment’s research and development expense was primarily due to the acquisition of Instantel on June 10, 2005. The period-over-period increase also reflected costs associated with the development efforts for our next generation vibration monitoring instruments.

Interest Expense

Interest expense was $0.5 million and $0.2 million for the nine months ended September 30, 2006 and 2005, respectively. The increase in interest expense was primarily due to our increased level of outstanding borrowings owed to Applied Digital and our increased borrowings under our revolving credit facility with the Royal Bank of Canada. We intend to use a portion of the proceeds from this offering to repay all outstanding indebtedness owed to Applied Digital. Through October 5, 2006, the interest rate under our loan agreement with Applied Digital was based upon the prevailing prime rate as published by The Wall Street Journal in effect during the applicable periods. Since that date, the interest rate on our loan was fixed at 12% per annum.

Income Taxes

We had an effective tax rate of (13.6%) and (1.9%) for the nine months ended September 30, 2006 and 2005, respectively, related to our Canadian-based businesses. We incurred consolidated losses before taxes for the nine months ended September 30, 2006 and 2005. However, we have not recorded a tax benefit for the resulting U.S. net operating loss carryforwards, as we have determined that a valuation allowance against our net U.S. deferred tax assets was appropriate based primarily on our historical operating results. The benefit recorded in the nine months ended September 30, 2006 was primarily the result of the effect of a decrease in Canadian tax rates resulting from the change in future enacted income tax rates on our net deferred tax liabilities.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The table below presents statement of operations data by segment and in total for the years ended December 31, 2005 and 2004.

	2005			2004
	Healthcare	Security and Industrial	Total	Healthcare	Security and Industrial	Total
	(in thousands)			(in thousands)
Product revenue	$11,200	$3,320	$14,520	$–	$247	$247
Service revenue	849	500	1,349	–	–	–

Total revenue	12,049	3,820	15,869	–	247	247
Gross profit	7,115	2,359	9,474	–	48	48
Selling, general and administrative	9,207	3,235	12,442	1,041	889	1,930
Research and development	1,313	645	1,958	–	–	–

Total operating expenses	10,520	3,880	14,400	1,041	889	1,930

Operating loss	$(3,405)	$(1,521)	$(4,926)	$(1,041)	$(841)	$(1,882)

Revenue

Revenue for the year ended December 31, 2005 increased $15.7 million to $15.9 million compared to the prior year. The increase was entirely attributable to the acquisition of our Canadian-based businesses in the first half of 2005. On a pro forma basis, our revenues were $24.6 million for the year ended December 31, 2005.

Our healthcare segment’s revenue was $12.0 million for the year ended December 31, 2005, reflecting sales of our healthcare security systems following the acquisition of our Canadian-based businesses in the first half of 2005. Our healthcare segment did not generate any revenue during the year ended December 31, 2004. On a pro forma basis, our healthcare segment’s revenue was $18.4 million for the year ended December 31, 2005 compared to $14.7 million for the year ended December 31, 2004. The increase of $3.7 million, or 25%, was primarily a result of $2.2 million of increased revenue from our infant protection systems due to sales during 2005 to new and existing customers, and sales of $1.3 million related to our asset/staff location and identification system, principally as a result of several sales during 2005. During 2006, these asset/staff location and identification systems were installed and implemented.

Our security and industrial segment’s revenue was $3.8 million for the year ended December 31, 2005 compared to $0.2 million for the year ended December 31, 2004. The $3.6 million increase was due to sales of our asset management systems and vibration monitoring instruments following the acquisition of our Canadian-based businesses during the first half of 2005, partially offset by a $0.2 million decrease in sales of our VeriGuard system. On a pro forma basis, our security and industrial segment’s revenue was $6.2 million for the year ended December 31, 2005 compared to $5.1 million for the year ended December 31, 2004. The majority of the $1.1 million increase was attributable to an increase in sales of our vibration monitoring instruments as a result of strong demand in the worldwide construction market.

Gross Profit and Gross Profit Margin

Gross profit for the year ended December 31, 2005 was $9.5 million, an increase of $9.4 million compared to the prior year. As a percentage of revenue, our gross profit margin increased to 59.7% for the year ended December 31, 2005, compared to 19.4% in the prior year.

During the year ended December 31, 2005, our healthcare segment’s gross profit was $7.1 million and its gross profit margin was 59.1%. Our healthcare segment did not generate any revenue or gross profit margin during the year ended December 31, 2004. The gross profit of $7.1 million was due to the acquisition of our Canadian-based businesses in the first half of 2005 and, specifically, sales of our healthcare security systems. We expect our healthcare segment’s gross profit margins to continue at historical levels in the future.

Our security and industrial segment’s gross profit increased $2.3 million to $2.4 million in the year ended December 31, 2005 compared to the prior year. The gross profit margin was 61.8% in the year ended December 31, 2005 as compared to 19.4% in the year ended December 31, 2004. The increases in gross profit and margin were attributable to sales of our asset management systems and vibration monitoring instruments to security and industrial customers. We expect our security and industrial segment’s gross profit margins to continue at historical levels in the future.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $10.5 million to $12.4 million in the year ended December 31, 2005 as compared to $1.9 million in the year ended December 31, 2004. As a percentage of revenue, selling, general and administrative expense was 78.4% for the year ended December 31, 2005. As we generated nominal revenue in 2004, the comparative 2004 percentage is not meaningful.

Included in selling, general and administrative expense for the year ended December 31, 2005 and 2004 was:

•

$0.5 million and $0.4 million, respectively, of certain general and administrative services provided to us by Applied Digital, including accounting, finance and legal services, telephone, rent and other miscellaneous items;

•	$2.3 million and $0.3 million, respectively, of compensation expense associated with stock options granted to employees of Applied Digital and consultants; and

•

approximately $1.1 million and $48,000, respectively, of depreciation and amortization expense, with the increase in 2005 resulting from the amortization of intangible assets acquired in connection with the acquisition of our Canadian-based businesses during the first half of 2005.

Our healthcare segment’s selling, general and administrative expense increased $8.2 million to approximately $9.2 million in the year ended December 31, 2005 from $1.0 million in the year ended December 31, 2004. The increase was due to a $4.3 million increase in selling, general and administrative expense related to our VeriMed business and to the acquisition of our Canadian-based businesses during the first half of 2005. As a percentage of the healthcare segment’s revenue, segment selling, general and administrative expense was 76.4% in the year ended December 31, 2005. Our healthcare segment did not generate any revenue in the year ended December 31, 2004. We received FDA clearance for use of our VeriMed system for patient identification and health information purposes in October 2004. Prior to that time, we had undertaken only a limited degree of sales and marketing efforts to create a market for our VeriMed system. Subsequent to receiving FDA clearance, in 2005, we increased our sales and marketing efforts for our VeriMed system, specifically through additions of sales and marketing employees and consultants, and other associated market development costs.

Our security and industrial segment’s selling, general and administrative expenses increased $2.3 million to $3.2 million in the year ended December 31, 2005 from $0.9 million in the year ended December 31, 2004, due primarily to the acquisitions of our Canadian-based businesses in the first half of 2005. As a percentage of the security and industrial segment’s revenue, segment selling, general and administrative expense decreased to 84.7% in the year ended December 31, 2005 from 359.9% in the year ended December 31, 2004, due primarily to the increase in segment revenue in the 2005 period.

Research and Development

Research and development expense was approximately $2.0 million in the year ended December 31, 2005. We did not incur any research and development expense during the year ended December 31, 2004. As a percentage of revenue, research and development expense was 12.3% for the year ended December 31, 2005.

During the year ended December 31, 2005, research and development expense was approximately $1.4 million for our healthcare segment and approximately $0.6 million for our security and industrial segment. Our research and development expense related primarily to salaries and other employee expenses incurred in the development of our asset/staff location and identification system and the development of our common healthcare security technology platform.

Interest Expense

Interest expense was $0.3 million and $0.1 million for the year ended December 31, 2005 and 2004, respectively. The interest expense was due to our level of outstanding borrowings owed to Applied Digital. We intend to use a portion of the proceeds from this offering to repay all outstanding indebtedness owed to

Applied Digital and interest expense is expected to be reduced accordingly. The interest rate used to compute such interest was based upon the prevailing prime rate as published by The Wall Street Journal in effect during the applicable periods.

Income Taxes

We had an effective income tax expense rate of 1.1% for the year ended December 31, 2005 related to our Canadian operations. We incurred a consolidated loss before taxes for the year ended December 31, 2005 and 2004. We have not recorded a tax benefit for the resulting U.S. net operating loss carryforwards, as we have determined that a valuation allowance against our net U.S. deferred tax assets was appropriate based primarily on our historical operating results.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The table below presents statement of operations data by segment and in total for the years ended December 31, 2004 and 2003 was as follows:

	2004			2003
	Healthcare	Security and Industrial	Total	Healthcare	Security and Industrial	Total
	(in thousands)			(in thousands)
Product revenue	$–	$247	$247	$–	$545	$545
Service revenue	–	–	–	–	–	–

Total revenue	–	247	247	–	545	545
Gross profit	–	48	48	–	345	345
Selling, general and administrative	1,041	889	1,930	505	1,472	1,977
Research and development	–	–	–	–	–	–

Total operating expenses	1,041	889	1,930	505	1,472	1,977

Operating loss	$(1,041)	$(841)	$(1,882)	$(505)	$(1,127)	$(1,632)

From the inception of our operations through December 31, 2004, the majority of our efforts were focused on developing the markets for our VeriGuard system and obtaining FDA clearance of our VeriMed system for use for patient identification and health information purposes, which occurred in October 2004. We generated minimal revenue during the years ended December 31, 2004 and 2003. We did not incur research and development expense during these years, as development of these systems was performed by Digital Angel.

Revenue

Revenue for the years ended December 31, 2004 and 2003 was $0.2 million and $0.5 million, respectively. The revenue for 2004 and 2003 was comprised of sales of our VeriGuard system, sold primarily to dealers. The decrease in revenue in 2004 as compared to 2003 was primarily due to a shift in our focus to efforts to create a market for our VeriMed system and database services.

Gross Profit and Gross Profit Margin

Gross profit for the years ended December 31, 2004 and 2003 was $48,000 and $0.3 million, respectively. The decrease in gross profit in 2004 as compared to 2003 was primarily a function of the decrease in sales. Our gross profit margin was 19.4% and 63.3% in 2004 and 2003, respectively. The decrease in gross profit margin for 2004 was due primarily to an allowance for slow moving inventory of approximately $0.1 million.

Selling, General and Administrative Expense

Selling, general and administrative expense was $1.9 million and $2.0 million in 2004 and 2003, respectively. Included in selling, general and administrative expense for the years ended December 31, 2004 and 2003 was:

•	$0.3 million and $0.7 million, respectively, of compensation expense associated with options granted to employees of Applied Digital and consultants; and

•

$0.4 million and $0.3 million, respectively, of certain general and administrative services provided to us by Applied Digital, including accounting, finance and legal services, telephone, rent and other miscellaneous items. The cost of these services was determined based on use and management believes such cost to have been reasonable.

Our healthcare segment’s selling, general and administrative expense increased $0.5 million to $1.0 million for the year ended December 31, 2004 from $0.5 million for the year ended December 31, 2003, primarily as a result of increased marketing efforts for our VeriMed system.

Our security and industrial segment’s selling, general and administrative expense decreased $0.6 million to $0.9 million for the year ended December 31, 2004 from $1.5 million for the year ended December 31, 2003, primarily as a result of a shift in the focus of our marketing efforts to the medical applications of our implantable microchip as a result of FDA’s clearance of our VeriMed system for use for patient identification and health information purposes in October 2004. As a percentage of segment revenue, the security and industrial segment’s selling general and administrative expense increased to 359.9% in 2004 from 270.1% in 2003, primarily as a result of the decrease in revenue generated by sales of our VeriGuard system.

Interest Expense

Applied Digital has funded our operations since our inception in November 2001 through loans. Interest expense on these loans for the years ended December 31, 2004 and 2003 was $0.1 million and $0.1 million, respectively. The interest rate used to compute such interest was based upon the prevailing prime rate as published by The Wall Street Journal in effect during the applicable periods.

Income Taxes

We incurred losses before taxes for each of the years ended December 31, 2004 and 2003, and we have not recorded a tax benefit for any of these years. As a result of the losses, we have determined that a valuation allowance against our net deferred tax assets in each of these years was appropriate because, based on our historical performance and our estimates of future U.S. taxable income, it was deemed to be more likely than not that a tax benefit would not be realized.

EXI Wireless Inc.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004 (unaudited)

Revenue

Revenue for the three-month period ended March 31, 2005 increased $0.5 million, to $2.0 million, from $1.5 million for the three-month period ended March 31, 2004.

The healthcare segment’s revenue was $1.7 million for the three-month period ended March 31, 2005, compared to $1.4 million for the three-month period ended March 31, 2004. The increase was due to increased sales of EXI Wireless’ asset location, infant protection and wander prevention products to new and existing customers.

The security and industrial segment’s revenue was $0.3 million for the three-month period ended March 31, 2005, compared to $0.1 million for the three-month period ended March 31, 2004. The increase was due to increased sales of asset management systems.

Gross Profit and Gross Profit Margin

Gross profit for the three-month period ended March 31, 2005 was $1.4 million, an increase of $0.3 million from $1.1 million for the three-month period ended March 31, 2004. As a percentage of revenue, the gross profit margin decreased slightly to 71.1% for the three-month period ended March 31, 2005 from 72.3% for the three-month period ended March 31, 2004. The decrease in percentage was due to differences in the product mix with less of the revenue generated by higher margin software sales in 2005 than the same period in 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense for the three-month period ended March 31, 2005 was $1.4 million, an increase of $0.6 million, or 69.4%, from $0.8 million for the three-month period ended March 31, 2004. Selling, general and administrative expense, as a percentage of revenue, increased to 68.3% in the three-month period ended March 31, 2005, compared to 52.2% in the three-month period ended March 31, 2004. The increase was due to increased sales and marketing initiatives related to EXI Wireless’ asset/staff location systems.

Included in EXI Wireless’ selling, general and administrative expense for the three-month period ended March 31, 2005 was $0.1 million of depreciation and amortization expense, compared to $0.1 million for the three-month period ended March 31, 2004. Such amounts are based on EXI Wireless’ historical cost basis and do not reflect the amount of our depreciation and amortization expense following our acquisition of EXI Wireless as a result of purchase accounting treatment for its amortizable and depreciable assets.

Research and Development

Research and development expense was approximately $0.3 million in the three-month period ended March 31, 2005, compared to $0.2 million the three-month period ended March 31, 2004. Research and development expenditures primarily consisted of salaries for technical personnel, cost of related engineering materials, information technology infrastructure support, and subcontracted costs. As a percentage of revenue, research and development expense was 13.2% for the three-month period ended March 31, 2005 compared to 14.6% for the three-month period ended March 31, 2004. The increase for the period was primarily due to salaries and other employee expenses related to the development of EXI Wireless’ asset/staff location systems.

Income Taxes

Income tax recovery was $0 for the three months ended March 31, 2005 and 2004. EXI Wireless utilized $0.1 million of investment tax credits during the three-month period ended March 31, 2005 compared to $0 during the three-month period ended March 31, 2004 to reduce its current taxes payable. After utilizing the credits, EXI Wireless continued to have federal and provincial investment tax credits totaling $1.1 million at March 31, 2005 that may be applied to taxes payable in the future.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue for the year ended December 31, 2004 decreased $0.1 million to $6.0 million from $6.1 million for the year ended December 31, 2003.

EXI Wireless’ healthcare segment’s revenue was $5.2 million for the year ended December 31, 2004 compared to $5.3 million for the year ended December 31, 2003.

EXI Wireless’ security and industrial segment’s revenue remained constant at $0.8 million for the year ended December 31, 2004 and 2003, respectively.

EXI Wireless generated the majority of its revenue from sales into the United States. The rise of the Canadian dollar versus the U.S. dollar had a negative impact on revenues during the year. The Canadian dollar increased 7.0% against the U.S. dollar during the year.

Gross Profit and Gross Profit Margin

Gross profit for the year ended December 31, 2004 was $4.2 million, a decrease of $0.2 million, from $4.4 million for the year ended December 31, 2003. As a percentage of revenue, EXI Wireless’ gross profit margin decreased to 70.6% for the year ended December 31, 2004 from 71.6% for the year ended December 31, 2003.

During 2004, EXI Wireless’ gross margin was negatively affected by foreign exchange differences between the Canadian and U.S. dollar. Moreover, contracts that required EXI Wireless to provide an installed system or a turnkey system reduced gross margin percentages as EXI Wireless used third-party subcontractors to install these systems. The gross margins from the installation portion of a turnkey system are lower than product gross margins.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $0.3 million, or 9.4%, to $3.5 million in the year ended December 31, 2004 as compared to $3.2 million for the year ended December 31, 2003. Selling, general and administrative expense, as a percentage of revenue, increased to 58.7% in 2004, compared to 52.7% in 2003. The increase was due to increased sales and marketing initiatives related to EXI Wireless’ asset management systems.

Included in selling, general and administrative expense for each of the years ended December 31, 2004 and 2003 was approximately $0.3 million of depreciation and amortization expense. Such amounts are based on EXI Wireless’ historical cost basis and do not reflect the amount of our depreciation and amortization expense following our acquisition of EXI Wireless as a result of purchase accounting treatment for its amortizable and depreciable assets.

Research and Development

Research and development expense was approximately $0.9 million in the year ended December 31, 2004 compared to $0.7 million for the year ended December 31, 2003. Research and development expenditures primarily consisted of salaries for technical personnel, cost of related engineering materials, information technology infrastructure support, and subcontracted costs. As a percentage of revenue, research and development expense was 15.3% for the year ended December 31, 2004 compared to 12.1% the year ended December 31, 2003. The increase for the year was primarily due to an increase in salaries and other employee expenses.

Other Expenses

Other expenses were $0.2 million in the year ended December 31, 2004, compared to $0.3 million in the year ended December 31, 2003. Other expenses include interest income, interest expense and foreign exchange gains and losses. The decrease in other expenses in the year ended December 31, 2004 was due primarily to a decrease of $0.1 million in foreign exchange losses compared to the year ended December 31, 2003.

Income Taxes

Income tax recovery was $0.1 million in the year ended December 31, 2004, compared to $0.1 million in the year ended December 31, 2003. EXI Wireless utilized $0.3 million of investment tax credits during the year compared to $0.2 million in 2003 to reduce its current taxes payable. After utilizing the credits, EXI Wireless continued to have federal and provincial investment tax credits totaling $1.2 million at December 31, 2004 that may be applied to taxes payable in the future.

Instantel Inc.

January 1, 2005 to June 9, 2005 Compared to January 1, 2004 to June 9, 2004 (unaudited)

Revenue

Revenue for the period ended June 9, 2005 increased $1.3 million to $6.8 million from $5.5 million for the period ended June 9, 2004. The increase was primarily a result of increased revenues derived from the sale of Instantel’s infant protection systems. During the period ended June 9, 2005, Instantel introduced new products into the market that helped increase revenues.

Gross Profit and Gross Profit Margin

Gross profit for the period ended June 9, 2005 was $3.5 million, an increase of $0.3 million, from $3.2 million for the period ended June 9, 2004. As a percentage of revenue, gross profit margin decreased to 52.3% for the period ended June 9, 2005 from 58.2% for the period ended June 9, 2004. The decrease in gross profit margin was due to a $0.2 million bonus paid out as a result of our acquisition of Instantel on June 10, 2005. The decrease in the gross margin percentage was also due to differences in the product mix, with less high margin software sales in 2005 compared to 2004.

Selling, Marketing, General and Administrative Expense

Selling, marketing, general and administrative expense increased $1.3 million, to $4.2 million in the period ended June 9, 2005 as compared to $2.9 million in the period ended June 9, 2004. Selling, marketing, general and administrative expense, as a percentage of revenue, increased to 62.2% in 2005, compared to 51.8% in 2004. The increase was primarily due to a $0.7 million bonus paid out as a result of our acquisition of Instantel on June 10, 2005. The remaining increase was due to increased sales and marketing initiatives related to Instantel’s infant protection and wander prevention systems, and vibration monitoring instruments.

Included in selling, marketing, general and administrative expense for the periods ended June 9, 2005 and 2004 was approximately $1.5 million of depreciation and amortization expense. Such amounts are based on Instantel’s historical cost basis and do not reflect the amount of our depreciation and amortization expense following our acquisition of Instantel as a result of purchase accounting treatment for Instantel’s amortizable and depreciable assets.

Research and Development

Research and development expenses were approximately $1.0 million in the period ended June 9, 2005, compared to $0.7 million in the period ended June 9, 2004. Research and development expenditures primarily consisted of salaries for technical personnel, cost of related engineering materials, information technology infrastructure support, and subcontracted costs. As a percentage of revenue, research and development expense was 15.4% for the period ended June 9, 2005 compared to 12.2% for the period ended June 9, 2004. The increase for the period was primarily due to a $0.3 million bonus paid out as a result of our acquisition of Instantel on June 10, 2005.

Interest expense

Interest expense was $0.4 million in each of the periods ended June 9, 2005 and 2004. The interest expense was due to Instantel’s level of debt outstanding.

Income Taxes

Income tax recovery was $1.2 million in the period ended June 9, 2005, compared to a recovery of $0.4 million in the period ended June 9, 2004. The increase in the income tax recovery was primarily due to reversal of temporary differences related to intangible assets as the amortization for accounting purposes was higher than the tax basis resulting in a reduction of the deferred income tax liability.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue for the year ended December 31, 2004 increased $2.2 million to $13.6 million from $11.4 million for the year ended December 31, 2003. The increase was primarily due to increased demand for infant protection systems. Instantel also experienced revenue growth for its vibration monitoring instruments as a result of continued demand in Asian construction markets compared to 2003.

Gross Profit and Gross Profit Margin

Gross profit for the year ended December 31, 2004 was $8.1 million, an increase of $1.4 million, from $6.7 million for the year ended December 31, 2003. As a percentage of revenue, gross profit margin increased slightly to 59.9% for the year ended December 31, 2004 from 59.2% for the year ended December 31, 2003.

Selling, Marketing, General and Administrative Expense

Selling, marketing, general and administrative expense increased $0.6 million, or 10.3%, to $6.9 million in the year ended December 31, 2004 as compared to $6.3 million the year ended December 31, 2003. The increase for the year was due to increased sales and marketing initiatives related to asset location and identification systems and infant protection systems. Selling, marketing, general and administrative expense, as a percentage of revenue, decreased to 51.0% in 2004 compared to 55.2% in 2003.

Included in selling, marketing, general and administrative expense for the years ended December 31, 2004 and 2003 was approximately $3.4 million of depreciation and amortization expense. Such amounts were based on Instantel’s historical cost basis and do not reflect the amount of our depreciation and amortization expense following our acquisition of Instantel as a result of purchase accounting treatment for Instantel’s amortizable and depreciable assets.

Research and Development

Research and development expense was approximately $1.7 million in the year ended December 31, 2004, compared to $1.4 million in the year ended December 31, 2003. Research and development expenditures primarily consisted of salaries for technical personnel, cost of related engineering materials, information technology infrastructure support, and subcontracted costs. The increase in 2004 compared to the prior year was primarily due to salaries and other employee expenses. As a percentage of revenue, research and development expense was 12.4% for the year ended December 31, 2004 compared to 12.3% the year ended December 31, 2003.

Interest expense

Interest expense was $0.9 million in the year ended December 31, 2004 compared to $1.1 million in the year ended December 31, 2003. The decrease was primarily due to repayments of debt during 2004.

Income Taxes

Income tax recovery was $0.7 million in the year ended December 31, 2004 compared to a recovery of $0.8 million in the year ended December 31, 2003. The decrease in income tax recovery of $0.1 million was due to current income tax expense increasing $0.8 million in 2004, offset by an increase in the recovery of deferred income tax expense of $0.6 million.

Liquidity and Capital Resources

As of September 30, 2006, cash totaled $0.9 million compared to cash of approximately $1.4 million at December 31, 2005.

Cash Flows Used in Operating Activities

Net cash used in operating activities totaled $1.8 million, $2.0 million, $2.2 million, $1.6 million, and $1.4 million during the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively. For each of the periods presented, cash was used primarily to fund operating losses, accounts receivable and for purchases of inventory, partially offset by an increase in accounts payable and accrued expenses.

Since our acquisitions of our Canadian-based businesses in the first half of 2005, we have generated operating cash flows from such operations that have partially funded our efforts to create a market for our VeriMed system. We expect to continue to generate significant net cash operating outflows for the foreseeable future in our VeriMed business as a result of our continuing investment in marketing and sales efforts related to our VeriMed business. We expect that these net cash operating outflows will continue to be funded through cash flows generated by our Canadian-based operations, as well as from the net proceeds of this offering. As a result, we expect that our consolidated statements of cash flows will reflect significant cash flows used in operating activities for at least the next 12-24 months.

The components of our VeriMed system (i.e., scanners, insertion kits and the implantable microchips) are purchased as finished goods under the terms of our agreement with Digital Angel. The agreement imposes minimum purchase requirements as follows: $0 in 2006; $875,000 in 2007; $1,750,000 in 2008; $2,500,000 in 2009; $3,750,000 in 2010; and $3,750,000 in each year thereafter, subject to the parties reaching agreement on a different amount. Under the terms of the agreement, Digital Angel may not supply human implantable microchips to other parties if we meet the minimum purchase requirements. If sales of the implantable microchip do not materialize or do not reach the level of the applicable minimum purchase requirement in any year, we intend to satisfy the minimum purchase requirements nonetheless. In such event, our inventory of implantable microchips will increase. We believe that, following consummation of this offering, we will have sufficient liquidity to meet the minimum purchase requirements under the agreement for the next few years.

Cash Flows from Investing Activities

Investing activities (used) provided cash of $(0.6) million, $1.6 million, $1.4 million, $(32,000) and $(6,000) during the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively. In the nine months ended September 30, 2006, $0.6 million was used to purchase equipment. In the nine months ended September 30, 2005, $0.2 million was used to purchase equipment. In the nine months ended September 30, 2005 and the year ended December 31, 2005, net cash acquired in business acquisitions contributed by Applied Digital was $1.8 million. During the year ended December 31, 2005, $0.4 million was used to purchase equipment.

Cash Flows from Financing Activities

Financing activities provided cash of $1.9 million, $2.5 million, $2.2 million, $1.4 million and $1.6 million during the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively. In the nine months ended September 30, 2006, cash of $1.0 million was provided from net borrowings under our credit agreement with the Royal Bank of Canada and cash of $2.1 million was provided by borrowings from Applied Digital. In each of the other periods presented, cash was provided primarily by borrowings from Applied Digital. In the nine months ended September 30, 2006, cash of $1.1 million was used to pay professional fees related to our contemplated initial public offering.

Applied Digital contributed to us the shares of EXI Wireless that it acquired in exchange for approximately 1.1 million shares of our common stock. It also funded the initial purchase price of our acquisition of Instantel in the amount of $22.3 million which was treated as a capital contribution to us under generally accepted accounting principles.

Credit Facilities

To date, we have financed a significant portion of our operations and investing activities primarily through funds provided by Applied Digital. As of September 30, 2006, we were indebted to Applied Digital in the amount of $8.9 million, including $0.4 million of accrued interest. Through October 5, 2006, our loan with Applied Digital bore interest at the prevailing prime rate of interest as published by The Wall Street Journal, which as of September 30, 2006 was 8.25% per annum. On October 6, 2006, we entered into an amendment to the loan agreement which increased the principal amount available thereunder to $13.0 million and we borrowed an additional $2.0 million under the agreement to make the second purchase price payment with respect to our acquisition of Instantel. In connection with that amendment, the interest rate was also changed to a fixed rate of 12% per annum. Previously, our indebtedness to Applied Digital bore interest at the prevailing prime rate of interest as published from time to time by The Wall Street Journal. That amendment further provided that the loan matured on July 1, 2008, but could be extended at the option of Applied Digital through December 27, 2010.

On January 19, 2007, and again on February 8, 2007, we entered into further amendments to the loan documents which increased the maximum principal amount of indebtedness that we may incur to $14.5 million. A portion of this increase was used to cover approximately $0.7 million of intercompany advances made to us by Applied Digital during the first week of January 2007. Upon the consummation of this offering, the loan will cease to be a revolving line of credit, and we will have no ability to incur additional indebtedness under the loan documents. The interest continues to accrue on the outstanding indebtedness at a rate of 12% per annum. Under the terms of the loan agreement as most recently amended on February 8, 2007, we are required to repay Applied Digital $3.5 million of principal and accrued interest upon the consummation of this offering. We are not obligated to repay an additional amount of our indebtedness until January 1, 2008. Effective with the payment of the $3.5 million, all interest which has accrued on the loan as of the last day of each month, commencing with the month in which such payment is made, shall be added to the principal amount. Commencing January 1, 2008 through January 1, 2010, we are obligated to repay $300,000 on the first day of each month. A final balloon payment equal to the outstanding principal amount then due under the loan plus all accrued and unpaid interest will be due and payable on February 1, 2010. We amended the repayment terms of the loan to allow us to retain a greater portion of the net proceeds of this offering for use in our business, thereby improving our liquidity for at least the next 12 to 18 months. However, in the event this offering is not consummated on or before July 1, 2008, the loan will mature on July 1, 2008, but could be extended on an annual basis at the option of Applied Digital through December 27, 2010. Pending completion of this offering, the remaining principal amount available under the loan agreement with Applied Digital is intended to fund the Company’s working capital requirements and costs related to this offering.

Our subsidiary, VHI, has entered into a credit facility dated March 15, 2006 with the Royal Bank of Canada, or RBC, providing for up to CDN$1.5 million, or approximately $1.3 million based on the exchange rate as of September 30, 2006, of revolving credit loans, provided that outstanding borrowings under the facility may not exceed at any time an amount determined by reference to eligible accounts receivable plus eligible inventory, in each case as defined in the agreement, of VHI, or CDN$1.2 million at September 30, 2006. At September 30, 2006, $1.1 million was outstanding under the facility. The facility is not a committed facility as it provides that loans are made available to VHI at the sole discretion of RBC and that RBC may cancel or restrict the availability or any unutilized portion thereof at any time or from time to time. Borrowings may be made in either Canadian or U.S. dollars, are repayable on demand, as a result of which outstanding borrowings under the facility are reflected as current liabilities in our consolidated financial statements, and bear interest at a floating rate per annum equal to the Canadian or U.S. dollar prime rate, as applicable, announced by RBC from time to time, plus in each case 1%. The facility also provides for letters of credit and letters of guarantee denominated in Canadian dollars. Borrowings, letters of credit and letters of guarantee under the facility are secured by all of the assets of VHI and its subsidiary, and is guaranteed by VHI’s subsidiary in the amount of CDN$2.0 million. The loan agreements contain customary representations and warranties and events of default for loan arrangements of this type. In addition, the loan agreements contain customary covenants restricting VHI’s ability to, among other things, merge or enter into business combinations, create liens, or sell or otherwise transfer assets. The foregoing is a summary of the material terms of the credit facility and related agreements, and is qualified in its entirety by reference to the terms and provisions of those agreements which are filed as exhibits to the registration statement of which this prospectus is a part.

Following this offering, and in order to support the expected growth in our working capital requirements as our business expands, we will seek to obtain a larger, committed bank credit facility. However, no assurance can be given that we will be successful in this regard.

Financial Condition

As of September 30, 2006, the Company had a working capital deficit of approximately $1.0 million and an accumulated deficit of $13.8 million.

After giving effect to the repayment of borrowings under our loan agreement with Applied Digital from the proceeds of this offering, we believe that with the remaining net proceeds from this offering, together with the cash we have on hand, our expected borrowing capacity under current and new bank facilities and operating cash flows we expect to generate, we will have sufficient funds available to cover our cash requirements, including capital expenditures, debt service requirements and the minimum purchase obligations under our supply agreement with Digital Angel, through at least the end of 2008. We intend to use $3.5 million of the net proceeds from this offering to repay a portion of our outstanding indebtedness owed to Applied Digital at the time of the consummation of this offering. Approximately $8.0 million to $10.0 million of the net proceeds will be used over the next 24 months to continue the development of the market for our VeriMed system, principally through an increase in our sales and marketing expenses related to our VeriMed system. The remaining proceeds will be used for working capital and for general corporate purposes, which may include research and development, capital expenditures and other sales and marketing expenses. See “Use of Proceeds.” However, a decrease in operating cash flows from our Canadian-based businesses, or our inability to enter into a larger, committed bank credit facility, or failure to control or, as necessary, reduce costs related to our continuing investment in our VeriMed business, would have a material adverse effect on our planned business operations, financial condition, results of operations and liquidity.

Contractual Obligations

The following table summarizes our significant contractual obligations as of September 30, 2006 and, assuming the completion of this offering, the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due By Period
	Total	Three Months Ended December 31, 2006	2007	2008-2009		2010-2011	After 2011
	(amounts in thousands)
Contractual Obligations
Amount due Applied Digital(1)	$8,947	$–	$3,500	$5,447	(1)	$–	$–
Other debt(2)	1.080	1,080	–	–		–	–
Purchase price obligation(3)	2,500	2,500	–	–		–	–
Operating lease obligations	1,965	149	623	1,193		–	–
Purchase commitments(4)	54,601	–	1,569	5,875		9,288	37,869

Total	$69,093	$3,729	$5,692	$12,515		$9,288	$37,869

(1)	The approximately $9.0 million reflected in the table represents the amount owed to Applied Digital as of September 30, 2006. Since that date, the total principal amount available under the loan agreement was increased to $14.5 million, and we borrowed additional amounts to fund our operations, to pay costs of this offering and to make the payment referred to in note (3) below. We estimate that approximately $15.0 million, including accrued interest of $1.0 million, will be outstanding under the loan agreement upon completion of this offering. Under the terms of the loan agreement, as most recently amended on February 8, 2007, we are obligated to pay $3.5 million of our indebtedness to Applied Digital upon consummation of this offering, which amount is reflected in the table under the 2007 column. We are not required to make any additional payments of our indebtedness in 2007 and interest on the outstanding principal amount of the loan will continue to accrue at the rate of 12% per annum. During each of 2008 and 2009, we are obligated to pay Applied Digital monthly payments aggregating $3.6 million per year. An additional $300,000 payment is due January 1, 2010 and on February 1, 2010 a balloon payment equal to the outstanding principal amount then due under the loan plus all accrued and unpaid interest is due. Accordingly, the amount to be due during the 2008-2009 period, will be approximately $7.2 million and the amount to be due during the 2010-2011 period, including the balloon payment, will be approximately $8.1 million. For a description of the material terms of the loan agreement with Applied Digital, see “Credit Facilities” above.
(2)	Represents borrowings under our revolving credit facility with Royal Bank of Canada. Such borrowings are repayable on demand and are thus reflected as a current liability in the above table and in our consolidated financial statements. The table assumes the accrual of interest through September 30, 2006. For a description of the terms of the loan agreement with Royal Bank of Canada, see “Credit Facilities” above.
(3)	Amount relates to the second and final installment of the purchase price for Instantel Inc. The second installment of the purchase price in the amount of $2.0 million, which amount reflected a holdback of $0.5 million for an indemnification claim we have asserted against the sellers of Instantel, was paid in October 2006. We funded such payment through borrowings under our loan agreement with Applied Digital. A final payment of up to $0.5 million may be due upon resolution of the indemnification claim.
(4)

Includes the minimum purchase requirements for our implantable microchips under our supply agreement with Digital Angel and for our custom straps under our supply agreement with Emerson & Cuming Microwave Products. Our exclusivity rights under the supply agreement with Digital Angel can be terminated if we do not purchase the prescribed minimum quantities. Under the agreement with Digital Angel, if during any year we purchase in excess of the minimum purchase requirement for that year, the excess will be credited against the minimum purchase requirement for the following year or years. The agreement with Digital Angel ends in 2013, subject to earlier termination in the event of either party’s default or bankruptcy, except that, so long as we meet the minimum purchase obligations under the agreement, the term is automatically renewed on an annual basis until the expiration of the last patents covering any of the supplied products (currently in 2021). Accordingly, the amount shown in the After 2011 column includes the annual purchase commitment of $3,750,000 through 2021. See “Business – Manufacturing; Supply Arrangements.”

Impact of Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or FAS 123R, which replaces FAS 123 and supersedes APB No. 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We adopted FAS 123R, effective January 1, 2006. The pro forma disclosures previously permitted under FAS 123 are no longer an alternative to financial statement recognition. As discussed below, the vesting of all of our then outstanding employee stock options was accelerated as of December 30, 2005. As a result, our initial adoption of FAS 123R did not have a material impact on our consolidated results of operations and earnings (loss) per share. However, going forward, as we grant more options, we expect that the impact may be material.

On December 12, 2005, our board of directors approved a proposal which provided for vesting on December 30, 2005 of all of our then outstanding and unvested stock options previously awarded to our directors, employees and consultants, one employee of Applied Digital, and one employee of Digital Angel. In connection with the acceleration of these options, we stipulated that a grantee that acquires any shares through exercise of any of such options shall not be permitted to sell such shares until the earlier of: (i) the original vesting date applicable to such option or (ii) the date on which such grantee’s employment terminates for any reason.

The purpose of the accelerated vesting of the options granted to our directors and employees was to enable us to avoid recognizing in future periods non-cash compensation expense associated with such options in our consolidated statements of operations, which would have otherwise been required upon our adoption of FAS 123R on January 1, 2006. As a result of the acceleration, we avoided recognition of up to approximately $0.6 million of compensation expense in our consolidated statements of operations over the course of the original vesting period, substantially all of which was expected to be avoided in 2006. Such expense is included in our pro forma stock-based footnote disclosure for the year ended December 31, 2005. FASB Financial Interpretation No. 44 requires us to recognize compensation expense under certain circumstances, such as a change in the vesting schedule when the options whose vesting schedule was changed are in-the-money on the date of change, which would allow an employee to vest in an option that would have otherwise been forfeited based on the award’s original terms. We would be required to begin to recognize compensation expense over the new expected vesting period based on estimates of the number of options that employees ultimately will retain that otherwise would have been forfeited, absent the modifications. The majority of the accelerated options, absent the acceleration, would have vested during the first half of 2006, with a smaller percentage vesting over 30 months. Such estimates of compensation expense would be based on such factors as historical and expected employee turnover rates and similar statistics. Of options exercisable for approximately 0.3 million shares of our common stock that were affected by the acceleration of vesting, substantially all of the $4.4 million of intrinsic value of these options is attributable to our executive officers and directors at that time. We are unable to estimate the number of options that our employees and directors will ultimately retain that otherwise would have been forfeited, absent our acceleration of the vesting of these options. Based on the then current circumstances, the high concentration of such options awarded to officers and directors and our historical turnover rates, no compensation expense resulting from the new measurement date was recognized by us upon acceleration of the vesting on December 30, 2005. We will recognize compensation expense in future periods, should a benefit be realized by the holders of the aforementioned options, which they would not otherwise have been entitled to receive. During the nine months ended September 30 2006, we recognized approximately $0.1 million of compensation expense as a result of a terminated employee receiving a benefit related to the accelerated vesting of his options that he would not otherwise have received. If we are required to recognize additional compensation expense in connection with the accelerated vesting of in-the-money stock options, it could have a material impact on our future results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, or FAS 151, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. FAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. Our adoption of FAS 151 on January 1, 2006 did not have a material impact on the results of our operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, or FAS 153. This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We believe the adoption of FAS 153 will not have a material impact on the results of our operations or financial position.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or FAS 154. FAS 154 replaces APB Opinion No. 20 and FASB Statement No. 3 and changes the requirements for the accounting for, and reporting of, a change in accounting principle. FAS 154 also applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 is effective for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted the provisions of FAS 154 and will assess the impact of a retrospective application of a change in accounting principle in accordance with FAS 154 if the need for such a change arises after the effective date.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, or FAS 155. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends FASB Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not yet determined the impact of the adoption of FAS 155 on our financial statements, if any.

In March 2006, the FASB issued Statement of Financial Accounting Standard 156 – Accounting for Servicing of Financial Assets, or FAS 156, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. FAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of FAS 156 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FAS No. 109, or FIN 48, which clarifies the accounting for uncertainty in income taxes. Currently, the accounting for uncertainty in income taxes is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements. Addressing such diversity, FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring changes in such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact of FIN 48 on our consolidated financial position, results of operations, cash flows or financial statement disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standard 157 – Fair Value Measurements, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, FAS 157 does not require any new fair value measurements. However, for some entities, the application of FAS 157 will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have not yet determined the impact of FAS 157 on our consolidated financial position, results of operations, cash flows or financial statement disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standard 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or FAS 158. FAS 158 amends of FASB Statements No. 87, 88, 106, and 132(R), or FAS 158. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Under FAS 158, the requirement to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures is effective for us as of the end of our first fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for us for our first fiscal year ending after December 15, 2008. We have not yet determined the impact of FAS 158 on our consolidated financial position, results of operations, cash flows or financial statement disclosures.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, that requires public companies to utilize a “dual approach” to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We are currently assessing the impact of SAB 108 but do not expect that it will have a material effect on our results of operations or financial condition.

Qualitative and Quantitative Disclosures about Market Risk

We presently do not use any derivative financial instruments to hedge our exposure to adverse fluctuations in interest rates, foreign exchange rates, fluctuations in commodity prices or other market risks, nor do we invest in speculative financial instruments. Our line of credit with the Royal Bank of Canada bears interest at the Bank of Canada prime rate plus 1%. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since our investments are short-term.

Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure and, therefore, no quantitative tabular disclosures are required. Due to the minimal amounts of foreign currency exchange gains and losses and translation adjustments during the year ended December 31, 2005, and the nine months ended September 30, 2006, a sensitivity analysis of fluctuations in foreign currency exchange rates is not required.

The table below presents the principal amount, including accrued interest, and weighted-average interest rate for our debt portfolio:

September 30, 2006
(dollars in thousands)
Loan due Applied Digital	$8,947
Credit agreement with Royal Bank of Canada	$1,080
Weighted-average interest rate for the nine months ended September 30, 2006	7.88%

Based upon the average variable rate debt outstanding during the nine months ended September 30, 2006, a 1% change in our variable interest rates would have affected our loss before income taxes by approximately $0.1 million on an annual basis. Based upon the average variable rate debt outstanding during 2005, a 1% change in our variable interest rates would have affected our loss before income taxes by approximately $0.1 million.

The estimated fair value of our indebtedness to Applied Digital is not reasonably determinable due to the related party nature of the instrument.

OUR BUSINESS

Overview

We are primarily engaged in the development, marketing and sale of radio frequency identification, or RFID, systems used to identify, locate and protect people and assets. The healthcare industry represents the principal market for our RFID systems. Our goal is to become the leading provider of RFID systems in the healthcare industry.

Through our acquisitions in the first half of 2005 of two Canadian-based businesses, each of which has been engaged in the design, marketing and sale of radio frequency identification systems for more than 20 years, we have become one of the leading providers of:

•	infant protection systems that help to prevent mother-baby mismatching and infant abduction; and

•	wander prevention systems that help to protect and locate residents in nursing homes and assisted living facilities.

As of December 31, 2006, our RFID systems for one or the other of these applications have been installed in over 4,000 healthcare locations, primarily located in North America. Sales of these systems currently represent a majority of our revenue.

We are in early stages of marketing an asset/staff location and identification system to hospitals and other healthcare facilities. This system is designed to efficiently identify, locate and protect medical staff, patients, visitors and medical equipment. We are seeking to leverage our established brand reputation, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the developing market for RFID real-time location systems in hospitals and other healthcare facilities. The healthcare market for these systems is just emerging, but several market research firms predict that these types of systems will develop into the second-largest application for RFID technology in the healthcare industry over the next decade.

RFID technology involves the use of radio frequency, or RF, transmissions, typically achieved through communication between a microchip-equipped transponder and a receiver, for identification, location and other purposes. The basic components of an RFID system consist of:

•

a “tag,” containing a microchip-equipped transponder, an antenna and a capacitor, attached to the item to be identified, located or tracked, which wirelessly transmits stored information to a receiver;

•	one or more receivers, also referred to as “readers,” which are devices that read the tag by sending out an RF signal to which a tag, in the range of the signal, responds;

•	the equipment, cabling, computer network and software applications to use the processed data for one or more applications.

Most RFID systems use either “active” or “passive” tags, with the choice reflecting the different characteristics of the tags and the nature of the RFID system application. The key difference in the technology is that active RFID systems deploy tags with battery-powered microchips that emit a signal at regular intervals or continuously and do not rely on power from the reader to operate, while passive RFID systems deploy tags with microchips that have no attached power supply and receive an activating charge from the reader’s signal. Applications that require receipt of signals between the tag and the reader beyond approximately 10 meters in range usually need a battery in the tags.

Our infant protection, wander prevention and asset/staff location and identification systems all make use of active RFID tags which are worn by the people or attached to the objects these systems are designed to identify, locate or protect, enabling the systems to be used for perimeter control, tamper notification, and location and tracking purposes. Multiple receivers with radio frequency antennas are placed in selected locations throughout a facility to receive coded beacon messages from these active tags. All receivers in range of a particular tag decode the message and send the received information to a central server. The received tag information is used for multiple purposes across the range of system applications, including to provide supervisory alerts when tag messages are absent and to provide tag positional location through triangulation or other context-sensing algorithms. In addition, many of our active tags include a tamper detection feature to prevent unauthorized removal, enhancing the security features of our systems. This includes our proprietary skin-sensing and cut band technologies used with our infant protection tags, as well as our proprietary tamper-proof asset tag used in our asset/staff location and identification system.

We are also in the process of attempting to create a market within the healthcare sector for the first, and, to date, we believe the only, human-implantable radio frequency transponder system cleared for use for patient identification and health information purposes by the U.S. Food and Drug Administration, or FDA – our VeriMed patient identification system. To date, we have generated nominal revenue from sales of our VeriMed system. The key components of the VeriMed system are a passive microchip, which is approximately the size of a grain of rice, a fixed location or a wireless handheld scanner used to read the 16-digit identification number contained on the microchip, and a secure, web-enabled database containing information appropriate for the specific application. The implantable microchip is not worn or attached as are the tags used in our infant protection, wander prevention and asset/staff location and identification systems but rather is implanted under the skin in a person’s upper right arm utilizing a different technology.

We are also engaged in the development, marketing and sale of products with applications outside the healthcare sector that do not make use of RFID technology. Specifically, we offer:

•

a wide range of vibration monitoring instruments used by engineering, construction and mining professionals to monitor and document the effects of human-induced vibrations on neighboring structures in an area where blasting activity occurs. We believe we are the leading provider of vibration monitoring instruments. Sales of such instruments currently represent the second-largest source of our revenue.

•

an asset management system used by industrial companies to manage and track their mobile equipment and tools for purposes of, among other things, reducing theft and the hoarding of assets. Our asset management system provides broad functionality, including multi-facility management, usage tracking by cost center, remote requisition, employee certification, third-party enterprise resource planning integration, and time and attendance capability.

Industry Overview

RFID and the Healthcare Industry

RFID technology has been widely adopted and used in a number of industries and for a number of different applications. Today, RFID is being used to identify objects in retail, transportation and logistics industries, as well as to identify and locate livestock and companion pets. RFID technology offers a number of advantages over other systems used to identify and track objects, such as barcode technology. RFID technology offers instantaneous location ability without the need for ongoing human intervention, and provides greater range, accuracy, speed and lower line-of-sight requirements than barcode technology.

According to a report prepared by IDTechEx, a United Kingdom-based consulting firm, entitled “RFID in Healthcare 2006-2016,” the market for RFID tags and systems in the healthcare industry in 2006 amounts to $90 million, representing approximately 3% of the total RFID market. IDTechEx has forecast that by 2016 the market for RFID tags and systems in the healthcare industry will grow to approximately

$2.1 billion, estimated to then represent 8% of the total market for RFID technology. The anticipated rapid growth in the healthcare industry’s adoption of RFID technology reflects the many healthcare-related applications envisioned and the benefits – for example, operational efficiencies, cost control and error prevention – to be derived from such applications.

Some of the major applications of RFID systems being deployed in the healthcare industry today include:

•

Infant Protection—At present, approximately 50% of maternity wards and other birthing facilities in the United States, and 65-75% of maternity wards with greater than 1,000 births per year, have some type of infant protection system – though not necessarily an RFID system. Based on our experience, we anticipate that hospital maternity wards and birthing centers will continue to upgrade their security measures, with RFID systems designed for these applications achieving greater market penetration. The adoption of security measures, such as the implementation of an RFID infant protection system, has been prompted by problems in dealing with mother-baby mismatching and infant abduction. The Journal of Healthcare Protection Management has reported that an estimated 20,000 mismatching incidents occur annually in the United States. Between 1983 and 2004, 223 infants were recorded as being abducted in the United States, with over 50% taken from healthcare facilities.

•

Wander Prevention—At present, we estimate that roughly 30% of the long-term care facilities in the United States have deployed an RFID-type wander prevention system. The level of system deployment varies by type of facility. Nursing homes reflect the highest level, followed by assisted living facilities. The implementation of RFID wander prevention systems has been prompted by the significant number of individuals residing in long-term care facilities, including nursing homes and assisted living facilities, who are at risk of wandering away from their care facility. This can result in danger to the individual and subsequent liability to the healthcare facility and its insurer. According to the National Institute on Aging of the U.S. National Institutes of Health, in 2005 there were approximately 37 million people over the age of 65 in the United States alone, and that number is expected to grow to approximately 58 million by 2025. Furthermore, according to the National Nursing Home Survey, published by the Center for Disease Control in June 2002, as of 1999, there were 18,000 nursing homes in the United States in which approximately 27% of the residents suffered from Alzheimer’s disease, dementia or related disorders. We believe that existing and future state regulations applicable to long-term facilities, which include security and wander prevention requirements, will drive the growth in demand for wander prevention systems.

IDTechEx expects that over the next ten years the second-largest RFID application, by value, within the healthcare industry will be real-time location systems for staff, patients, visitors and assets. Real-time location systems are designed to locate persons or objects from a distance within a defined physical space, such as an entire hospital, a care unit or a patient’s room. In this context, “real-time” means that the RFID system checks and updates the location of the persons and/or objects on a frequent basis, such as every few seconds. The IDTechEx report cites a number of factors underlying the expected growth in real-time location system applications, including: the increase in incidents of violence towards staff in hospitals and long-term care facilities; the increase in the dependent elderly as a percentage of the overall population, which is causing the ratio of patients to staff to increase, necessitating more efficient use of staff; and the excessive costs and inadequate level of service and safety resulting from the inability to locate assets and supplies. RFID real-time location systems can enhance the operational flow and productivity of medical staff, enable appropriate personnel to more quickly respond to incidents of patient violence against staff, locate patients and assets, and respond to patients’ needs for assistance.

Notwithstanding the predictions of significant growth for RFID real-time location systems in the healthcare sector, the pace at which healthcare facilities have implemented RFID systems has been slower than many who follow the industry have anticipated. Market analysts have cited a number of factors that may be constraining the rate and extent of the U.S. healthcare industry’s adoption of RFID asset/staff location and identification systems, including:

•	the cost of deployment, coupled with the limited budgets of many hospitals;

•	the uncertainty or unquantifiable nature of the return on investment;

•	system compatibility issues;

•	the low level of awareness; and

•	privacy concerns.

To date, hospitals in the United States that have implemented real-time location systems have done so primarily on a departmental basis. This reflects, in part, the funding constraints of U.S. hospitals, nearly two-thirds of which operate at break-even level financially, as well as the difficulty of quantifying the return on investment derived from deployment of an RFID system. Most of the existing system installations represent early adopters of the technology, typically teaching hospitals. IDTechEx expects that the future rate of adoption of RFID real-time location systems will depend on the size of the hospital, with large and mid-sized hospitals more likely being early adopters. IDTechEx also expects that the average price of real-time location systems will rise as larger-scale and more sophisticated projects are undertaken, notwithstanding the expected reduction in the costs of tags and some degree of standardization of the software and modularity of hardware. In general, a real-time location system with a greater coverage area translates into greater potential for applications that improve productivity, increase revenues and reduce costs.

We believe that RFID technology may also be used to address the need of emergency room personnel and other first responder medical practitioners to identify uncommunicative patients and rapidly access their personal health records, and we believe that use of such technology has the potential to improve patient care, enhance productivity and lower costs. The IDTechEx report refers to a study performed by the U.S. Institute of Medicine that estimated that preventable medical errors in the United States cause between 44,000 and 98,000 deaths each year, due in part to mistaken patient identification and lack of information on a patient’s medical history, and results in losses, other than the loss of human life, of $17 billion to $29 billion annually. These losses include the expense of additional care needed because of mistakes, disability, and lost productivity and income. One factor that can contribute to the occurrence of preventable medical errors is the inability to identify a patient and/or access his or her health records. Recognizing the problem of patient identification and access to medical records, the United States government is currently attempting to address certain inefficiencies in the healthcare system related to information technology. In particular, the current administration has developed a National Health Information Technology Plan which features as one of its main initiatives a plan to establish electronic health records for a majority of Americans within the next ten years.

RFID and Security and Industrial Applications

The security, industrial and government sectors also stand to benefit from the implementation of RFID technology. Many high security facilities, such as government and industrial facilities, have a need for access monitoring. For example, nuclear power plants, national research laboratories and correctional facilities require the means to accurately and securely monitor activity. Line of sight identifiers, such as ID cards, suffer from problems that RFID technology readily overcome, such as reliance on human visual identification, loss, theft, tampering and slow speed.

Large industrial companies in higher-value asset-intensive industries, such as construction, oil and gas, and power companies, can face significant costs related to inefficiencies in locating mobile assets and tools. A January 2005 report by the National Equipment Register cites estimates of the total value of construction and farm equipment stolen annually in the United States ranging from $300 million and $1 billion. Companies in these industries frequently experience problems and incur costs related to managing inventory. To address these problems, companies such as SAP, Oracle and Peoplesoft offer enterprise resource planning, warehouse management, and manufacturing execution systems that include asset tracking modules and capabilities. To date, RFID solutions have achieved limited market penetration.

Vibration Monitoring

Government regulations relating to the monitoring of vibrations resulting from activities, such as mining, commercial blasting, pile driving and heavy construction, require compliance with specified standards. These standards serve to limit the potential for damage to neighboring structures and to minimize human annoyance. The demand for such monitoring, though affected by the level of economic activity, has, in general, increased over the last 20 years, reflecting the greater degree of blasting and vibration activities occurring closer to densely populated areas. In addition, the insurance industry requires monitoring to avoid claims for vibration-related damage.

Our Solutions

We are primarily engaged in the development, marketing and sale of RFID systems used to identify, locate and protect people and assets. The healthcare industry represents the principal market for our RFID systems. We also market and sell RFID and non-RFID systems with applications outside the healthcare sector, specifically for security and industrial applications. In addition, we market and sell vibration monitoring instruments used to monitor and document the effects of human-induced vibrations on neighboring structures in an area where blasting occurs. All of our systems are designed to enable our end-use customers to enhance operating efficiencies, reduce costs, and reduce the exposure to potential liability.

Our Healthcare Security Systems

Infant Protection

We are a leading provider of RFID infant protection systems, which we market and sell under the Hugs and HALO brand names. Our systems reduce the risk of infant abductions and mother-baby mismatching, and enable healthcare professionals to accurately identify infants. Our systems help protect infants from abductions by sounding alarms, locking doors and disabling elevators. While infant abductions are rare, the impact of a single case can create a severe negative impact on hospitals, birthing centers and families. With an additional optional component worn by the mother, one of our systems can be used to help prevent mother baby-mismatching through an audible signal to indicate a match or mismatch.

The benefits of our infant protection systems include:

•

a reliable and accurate security system using RFID technology, requiring no manual checking of infant tags or other devices to make sure they are working (as the system software continually monitors the status of all key system components, and generates an alarm if something goes wrong);

•	automatic alerting of mother-baby mismatches (in the case of one of our systems);

•	a proprietary skin-sensing or cut band technology that sounds an alarm if the tag is removed or tampered with;

•	a reduction of potential liability to hospitals and birthing centers; and

•	an enhanced marketability of a hospital or birthing center.

The Hugs System

The Hugs system uses a proprietary anklet band containing an active RFID tag. If the band is cut or tampered with, a signal is emitted to a receiver. The Hugs system software continually monitors the status of all infant tags, and will generate an alarm if a tag does not send a status message every 12 seconds – and more frequently when within the range of a mounted receiver at a point of egress. The beacon is received by receivers positioned above the ceiling or by a door that monitor the tag’s location. Once a signal is emitted to a receiver, the receiver then sends the signal to a server containing our application software.

The Hugs system will alert the staff of a maternity ward or birthing center if:

•	someone tries to exit via a monitored door or elevator with a protected infant, without authorization;

•	the band is cut or tampered with;

•	the tag’s signal is not detected by the system for a specified period of time;

•	the tag’s battery power is low;

•	an authorized exit occurs but someone tries to “piggyback” through the protected exit with another infant; or

•	an authorized exit occurs, but the infant is not returned to the designated safe area in a specified time.

In the event of an alarm, the server indicates the tag ID number and the exact location on a floor plan map of the facility. The Hugs system can automatically activate magnetic door locks or hold an elevator. It can also integrate with and activate other security and access control systems, such as alpha-numeric pagers and cameras.

Through the use of simple password procedures, the Hugs system allows staff to sign tags out of the system, so infants can be moved, for example, from the maternity ward for testing or other medical procedures.

The optional Kisses component to the Hugs system is designed to ensure mother infant matching. With the Kisses option, each mother wears a small Kisses tag. Every time a mother and infant are brought together, an audible signal indicates a match or mismatch. In the event of a mismatch, the infant’s tag immediately alerts the maternity ward or birthing center

The Halo System

The HALO system is offered at a lower price point than our Hugs system. The HALO system uses a generic bracelet, which goes around an infant’s ankle, containing an active RFID tag incorporating our proprietary skin-sensing technology. If the skin-sensing tag is removed from the infant’s skin, a signal is emitted to a receiver. Any unauthorized attempt to remove the HALO tag, or to take the infant through a monitored exit, immediately results in an alarm at the HALO computer. The alarm identifies the infant and exact location.

The HALO system supports easy, secure bypass of exits via a keypad or card-access system, recording the identity of the staff member and the baby being transported. With optional staff tags, this process becomes completely automatic.

The HALO system is modular in design and can be easily expanded to new areas of the medical facility – for example, the pediatrics wing – with the addition of more receivers and tags.

Wander Prevention

We believe that we are one of the leading providers of active, wearable tag RFID wander prevention systems, which we market and sell under the Roam Alert brand name. Our systems allow healthcare professionals to accurately identify and locate residents of long-term care facilities, including nursing homes and assisted living facilities, as well as hospital psychiatric wards and trauma units. Our systems help protect residents from wandering by sounding alarms, locking doors and disabling elevators. Residents wearing our tags are typically individuals who suffer from a dementia-related disorder, such as Alzheimer’s disease. In addition, hospitals can use our wander prevention systems in their pediatric wards to help protect their patients and reduce potential liability.

The benefits of our wander prevention systems include:

•	the protection of residents without physical restraint, providing them freedom to move throughout their place of residence;

•	the reduction of staffing requirements and the increased ability to focus on care rather than protection; and

•	the reduction of potential liability to long-term care and related facilities.

With the Roam Alert wander prevention system, an at-risk resident of a long-term care facility wears an active tag RFID bracelet, which we believe to be one of the smallest and lightest on the market. Exits are protected by door receivers. When the resident approaches an exit, the door controller locks the door to prevent the resident from leaving or, if the door is open, an alarm sounds. All alarm information is presented in an intuitive visual format: the name of the resident, his/her location and even a picture can be displayed on PCs installed at one or several nurse stations around the long-term care facility. For bypassing doors, staff members wear staff pendant tags. Doors will unlock automatically and the system will record the identity of the staff member, as well as the resident(s) the staff member is escorting.

The Roam Alert system allows for customization of resident care so as to give each resident the maximum possible freedom compatible with his/her safety. The system can be programmed to enable a resident to pass through certain exits, for example to reach a common area, while all other exits and residents remain protected.

The system provides not only wander prevention, but can also be expanded to include personal emergency response and resident locating. Residents and staff can call for help from anywhere in the facility at any time.

Our Roam Alert ECO product, which we sell at a lower price point, is targeted at facilities with only a few exits to monitor and/or only a few residents in need of protection. The Roam Alert ECO can cover elevators, and supports display of the resident tag ID number at the door with the optional ID display unit. It is easily integrated with nurse call, access control and fire safely systems. In addition, the ECO product can be upgraded to the fuller functionality of the Roam Alert system.

Asset/Staff Location and Identification

Our Assetrac asset/staff location and identification system provides a reliable and efficient method for hospitals and other healthcare facilities to locate high-value mobile medical equipment, which we believe can be of help in providing ready access to such equipment when needed and reducing losses due to misplacement or theft. The location information provided by the system can also be used to establish whether that equipment has been sterilized since its last use. This information helps to ensure that patients are treated with sterile and safe equipment.

Our location and identification system can be utilized for other applications, such as:

•	tracking patients for identification purposes prior to the administration of medications or surgery;

•	tracking the location of caregivers in healthcare facilities to ensure timely response to emergencies; and

•	facilitating staff alarms in the event of patient violence.

Hospitals have the ability to deploy asset/staff location and identification systems of varying scale, ranging from a system covering a single department, such as the emergency room or the operating room, to one covering the entire facility. The system can provide a combination of portal-based tracking and true real-time tracking. To date, three of our asset/staff location and identification systems have been sold and installed. These systems were sold through a single distributor on a private label basis.

We expect that a hospital’s purchase of our asset/staff location and identification system, which, in general, will have a higher price, ranging from $100,000 to $1.5 million or more, than an infant protection or wander prevention system, will involve a fairly lengthy sales cycle requiring the approval of senior level hospital executives and, because the market for such systems in the healthcare sector is just emerging, a significant educational process.

Our VeriMed System

Our VeriMed system is designed to rapidly and accurately identify people who are unconscious, confused or unable to communicate at the time of medical treatment, for example, upon arrival at a hospital emergency room. Our VeriMed system provides emergency room physicians and staff who have access to our scanner and either our or a third-party database with rapid access to patient pre-approved information, including the patient’s name, primary care physician, emergency contact information, advance directives and, if the patient elects, other pertinent data, such as personal health records. In addition, we believe that our recent introduction of our wireless handheld scanner will make the VeriMed system an important identification tool for EMTs and other emergency personnel outside the hospital emergency room setting. The components of our system include:

•	a glass-encapsulated microchip-equipped transponder, antenna, and capacitor;

•	a fixed location, and now a wireless handheld, scanner; and

•	a secure, web-enabled database containing patient-approved information.

The microchip used in the VeriMed system is a passive RFID microchip, approximately the size of a grain of rice, which is implanted under the skin in a patient’s upper right arm by the patient’s physician. The capsule is coated with a polymer, BioBondTM to form adherence to human tissue, thereby preventing migration in the body. Each microchip contains a unique 16-digit identification number. The identification number can be read by one of our handheld scanners. When the scanner is placed within a few inches of the microchip, a small amount of radio frequency energy passes from the scanner, energizing the dormant microchip, which then emits a radio frequency signal transmitting the identification number. With that identification number, emergency room personnel or EMTs can securely obtain from our or a third party’s database the patient’s pre-approved information, including the patient’s name, primary care physician, emergency contact information, advance directives and, if the patient elects, other pertinent data, such as personal health records.

We currently envision offering patients two annual subscription levels to our database, basic and full-featured. The following table sets forth the type of information that a patient can store on our database at each subscription level.

Type of Information	Basic Subscription Level	Full-Featured Subscription Level
Personal identification and contact information	✓	✓
Physician and emergency contact information	✓	✓
Blood type and allergies	✓	✓
Information about medical facilities where additional information is stored	✓	✓
Advance directives:	✓	✓
• living will
• power of attorney
• health care agent
• do-not-resuscitate order
• organ/tissue donor card

Personal health records:		✓
• medical conditions
• medications and over-the-counter drugs and supplements
• medical device implants
• previous surgeries and recent hospital admissions and medical tests
• specialty physicians

An individual implanted with our microchip is under no obligation to subscribe to our database and, instead, may have his or her information stored solely on a third-party database, such as that maintained by a nearby hospital. In such case, we would not derive the recurrent revenue associated with the subscription to our database. Alternatively, a patient may decide to store his or her information in both our database and a third-party database. If a hospital or other healthcare facility desires, we will, in general, seek to integrate our database with its own database.

Initially, we anticipate that a microchip-implanted individual will take responsibility for inputting all of his or her information into our database, including personal health records, as physicians currently have little interest in being involved in this process – primarily because of liability concerns and because they are not generally paid for this service. However, in time we envision that persons with our microchip may prevail upon their physicians to assist them with the inputting of information for which, by virtue of their medical training, physicians are better equipped to provide. This, in turn, should provide emergency room personnel and EMTs with greater confidence in the accuracy and completeness of patients’ personal health records in the database.

An individual implanted with our microchip whose information is included in our database may grant access to such information to any of the following categories of persons, at the sole discretion of the patient:

•	public safety personnel, including local police, fire and rescue workers;

•	emergency medical personnel, including EMTs and paramedics;

•	medical facilities, including hospitals, urgent care centers and physician offices; and

•	law enforcement personnel, including sheriff’s departments, state police and the FBI.

Unless a patient decides otherwise, such persons will have read-only access to a patient’s information.

There are a number of risks associated with our VeriMed business including:

•	uncertainty as to whether a market for the VeriMed system will develop and whether we will be able to generate more than a nominal level of revenue from the sale of such systems;

•	uncertainty as to the future availability of insurance reimbursement for the microchip implant procedure from government and private insurers;

•

a potential disruption in our operations, loss of sales and higher expense in the event we are unable to obtain the implantable microchip from Digital Angel, our sole supplier of the microchip, or have to make alternative arrangements for the manufacture of the microchip;

•

our obligation to meet annual minimum purchase requirements beginning in 2007 under our supply agreement with Digital Angel, as a condition to maintaining the exclusivity of our supply arrangement, that may exceed our sales of the microchip; and

•

possible third-party claims asserting that we hold no rights for the use of the implantable microchip technology and are violating the third party’s intellectual property rights. If such a claim were successful, we could be enjoined from marketing this technology and could be required to pay substantial damages.

For additional information relating to the risks associated with our VeriMed business, see “Risk Factors—Risks Related to Our Businesses Which Utilize the Implantable Microchip” beginning on page 18 of this prospectus.

Our Security and Industrial Systems

Vibration Monitoring Instruments

Our Blastmate and Minimate vibration monitoring instruments provide engineering, construction and mining professionals with an accurate and efficient means to monitor and document the effects of human-induced vibrations on neighboring structures in an area where blasting occurs. Government regulations relating to vibration monitoring require compliance with specified standards to limit the potential for damage to neighboring structures and to minimize human annoyance that may result from commercial blasting or heavy construction. Our instruments assist in evaluating the peak vibration level, which is a key statistic in the prevention of structural damage.

We are in the process of developing and introducing a new instrumentation platform. The new platform will replace our existing platforms for our vibration monitoring instruments, for which we are facing certain manufacturing challenges due to the discontinuation and unavailability of key components. We believe the new platform, when completed, will better integrate with contemporary data communications protocols so as to improve our products’ remote monitoring capabilities. In addition, we expect the new platform will entail the addition of several sensors and peripherals that will enhance the ability to monitor additional environmental and structural parameters related to vibration and overpressure monitoring.

Asset Management System

Our asset management system, ToolHound, is used by industrial companies to manage and track their mobile equipment and tools. Our primary markets for the ToolHound system are the heavy construction, power generation and petrochemical processing industries. ToolHound is a turnkey system consisting of barcodes, durable scanners, wireless access points and management application software that includes a check-out and return system for mobile equipment and tools. The information relating to the equipment is maintained in a database enabling a company to monitor inventory, equipment maintenance status and job activity status. The ToolHound system provides broad functionality relative to competitive products, including multi-facility management, usage tracking by cost center, remote requisition, employee certification, third-party enterprise resource planning integration, and time and attendance capability. In addition, our core competency in RFID technology provides us with expanded product development possibilities, such as the ability to read data from RFID tags.

VeriGuard

Our VeriGuard system uses our implantable microchip and/or active RFID tags to provide secure access control into restricted areas, map/track visitors throughout a facility, and track assets. These applications can be used in high security facilities, such as government facilities, nuclear power plants, national research laboratories and correctional facilities, to provide secure ingress and egress and local area location. In the case of our active RFID systems, users have the ability to identify and locate individuals in restricted areas, similar to our asset/staff location and identification system targeted at the healthcare sector, using the same reader technology. With systems using our implantable microchip, individuals are identified by a scanner. Per-user price considerations are such that the VeriGuard system competes primarily with high-end biometric access control methodologies, such as retina scanning.

Since our VeriGuard and VeriTrace systems, like our VeriMed system, incorporate our implantable microchip, many of the risks associated with the VeriMed system apply to the VeriGuard and VeriTrace systems, including the risk of possible third-party claims asserting we are violating rights with respect to certain patented intellectual property underlying each of these systems. We do not anticipate generating more than nominal revenues from the sale of the VeriGuard and VeriTrace systems prior to the expiration of the patent in April 2008.

Our Strategy

For the foreseeable future, we expect that our revenue will continue to be derived primarily from sales of our infant protection and wander prevention systems, which along with out asset/staff location and identification system, make up our healthcare security system offerings, and sales of our vibration monitoring instruments.

Healthcare Security System Offerings

We believe that the global market for infant protection systems, including components of such systems that are consumable items, is currently growing at a rate of approximately 10-15% per year,

although we consider the market relative mature. The United States currently accounts for more than 95% of the global market for infant protection systems. There are approximately 3,400 birthing hospitals in the United States. We estimate that infant security systems have been implemented in approximately half of these facilities. Approximately 1,100 U.S. hospitals and birthing centers use our infant protection systems. We believe that growth opportunities exist among the remaining facilities that do not yet have infant protection systems in place, as well as through replacement of legacy systems. Presently, approximately half of our infant protection system sales are replacement system sales.

We estimate that within the United States RFID-type wander prevention systems are currently installed in approximately 30% of the more than 52,000 nursing homes and assisted living facilities. While the nursing home segment is considered fairly well penetrated, we believe that existing and future state regulations applicable to long-term facilities, which include security and wander prevention requirements, will continue to drive growth in demand for wander prevention systems for the next several years.

In view of the relative maturity of the markets for our infant protection and wander prevention systems – at least in the United States – our growth strategy for these businesses encompasses the following:

•

Market and sell these systems internationally through distribution relationships. We are only just beginning to penetrate geographic markets outside of North America for our infant protection and wander prevention systems. In an effort to accelerate this process, we intend to enter into distribution agreements with a combination of both local distributors who have an in-depth knowledge of the relevant geographic region, as well as larger distributors with a global or near-global reach.

•

Leverage our established brand recognition, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the emerging market for asset/staff location and identification systems. We intend to leverage our established brand reputation, reseller network and extensive end-use customer base for our infant protection and wander prevention systems to gain inroads in the emerging market for RFID location and identification systems in the healthcare industry. We are in the process of building out our distribution network for our asset/staff location and identification system and providing the requisite training to certain dealers in an effort to be on the forefront of the emerging market for these systems in the healthcare sector. We anticipate commercially launching our asset/staff location and identification system through our dealer channel for this system in the first quarter of 2007. We believe that it is important for our asset/staff location and identification system to capture market share in this emerging market within the next 12-24 months, as we expect that a significant factor in hospitals’ choice of system vendors will be referrals to other healthcare facilities that have deployed, and are pleased with, such systems. To achieve this, we will need to be on the forefront of the effort to educate the healthcare industry regarding the benefits, including the return on investment, achievable through implementation of RFID location and identification systems.

•

Offer healthcare security applications that are flexible, scalable and expandable. Our current product development efforts for our infant protection, wander prevention and asset/staff location and identification systems include having all of these systems share a common technology platform. This platform consists of a networked hardware infrastructure and a software-based server running on an industry standard computing platform thereby allowing it to be integrated with a customer’s existing technology platform. On top of this common hardware and software platform, each of the applications, such as infant protection, augments the platform with specific RFID tags designed for that application and a software module that provides the application-specific graphical user interface. We believe that a common technology platform for our healthcare security system offerings will help us to migrate our existing end-use customers into deployment of asset/staff location and identification systems. A common technology platform will also allow us to provide our end-use customers with an enhanced value proposition through the ability to maximize their return on investment from deployment of an RFID system, and distribute the infrastructure and installation costs, across multiple applications. We are also in the process of interfacing our technology platform with other location technologies. The first interface we have completed is with WiFi. This has been done to illustrate the platform’s flexibility to interface to other wireless air interfaces and perform an even higher level of system integration that collects location-based information. This capability will make the platform more flexible, scalable and expandable.

Security and Industrial System Offerings

We perceive the market for vibration monitoring instruments, like that for our healthcare security system offerings, to be of limited size and growth potential. Our primary strategy to grow this business is through the introduction of a new instrumentation platform. We believe that the new platform, which we anticipate will be completed in 2007, will better integrate with contemporary data communications protocols so as to improve our products’ remote monitoring capabilities. In addition, we expect the new platform will entail the addition of several sensors and peripherals that will enhance the ability to monitor additional environmental and structural parameters related to vibration and overpressure monitoring.

The VeriMed System and Other Applications for Our Implantable Microchip

We believe that our VeriMed system, which is one of our systems that utilizes our implantable microchip, may make a significant contribution to our revenue in the future. As part of our growth strategy, we intend to dedicate a portion of the operating cash flows generated by our healthcare security systems and security and industrial products, as well as a significant portion of the proceeds of this offering, to our efforts to create markets for the VeriMed system, as well as our other systems that utilize the implantable microchip.

Healthcare Application

We believe our VeriMed system will prove of use to emergency room personnel and other first responder medical practitioners in identifying uncommunicative patients and rapidly accessing their personal health records at the time of initial treatment. The primary target market for our VeriMed system consists of people who are more likely to require emergency medical care, persons with cognitive impairment, persons with chronic diseases and related conditions, and persons with implanted medical devices. According to a study we commissioned by Fletcher Spaght, Inc., there are approximately 45 million patients in the United States alone who fit this profile. Through use of our VeriMed system, a person can be scanned for the unique, 16-digit identification number on the implanted microchip, enabling access from our or a third party’s database to that person’s pre-approved information, including the person’s name, primary care physician, emergency contact information, advance directives, and if the person elects, other pertinent data, such as personal health records. See “Risk Factors—Risks Related to Our Businesses Which Utilize the Implantable Microchip.”

Our sales and marketing strategy for our VeriMed system is to contemporaneously market our system to hospitals, hospital networks, third-party emergency department management companies and nursing homes, as well as to physicians who treat at-risk patients: persons with diabetes, cancer, coronary heart disease, chronic obstructive pulmonary disease, cerebrovascular disease (stroke), congestive heart failure, Alzheimer’s, epilepsy and other diseases or conditions, including persons with implanted devices. This sales and marketing approach is intended to accelerate the adoption of the VeriMed system by healthcare facilities, as well as by physicians and patients.

In the initial phase of our efforts to create a market for the VeriMed system, we have focused on getting hospitals and third-party emergency room management companies to adopt the VeriMed system in their emergency rooms. This focus reflects our recognition that physicians who treat patients within our target market may be disinclined to discuss with their patients, and patients may not be persuaded by, the benefits of the VeriMed system in the absence of some or all of the hospital emergency rooms in their immediate geographic area having become part of our network. To build out our network, we have been providing our scanners, at no charge, to hospitals and third-party emergency room companies. As of December 31, 2006, 392 hospitals and other medical facilities have agreed to adopt our VeriMed system in their emergency rooms. Approximately 20% of these facilities have received training in the use of our system and, as part of their standard protocol, are scanning patients who arrive in their emergency rooms unconscious, confused or unable to communicate. We expect to continue this “seeding” process for the foreseeable future, as we endeavor to build out the network across the United States and overseas.

Physicians whose patients fit within our target market are the focus of the second phase of our commercialization efforts. At present, our sales and marketing strategy for physicians who treat patients who fit the profile for which our VeriMed system is intended to benefit includes using our sales force to directly market to and educate such physicians in those geographic regions surrounding hospitals that have adopted the VeriMed system as part of their standard protocol. We are distributing marketing materials, such as brochures and posters, intended to be displayed in physicians’ offices. Our focus on physicians reflects our belief that, as with all medical treatments and procedures, it is the physician who is responsible for discussing and recommending a particular course of action, knowing the particular circumstances of the individual patient. Our plan is to sell VeriMed kits directly to physicians, who will charge their patients for the cost of the implant process on a fee for service basis.

As of December 31, 2006, over 1,200 physicians have registered in our VeriMed physician network and, as such, have agreed to make the VeriMed system available to their patients. To date, these physicians have implanted 222 people, from which we have generated nominal revenues. We attribute the modest number of people who have undergone the microchip implant procedure to a number of factors:

•	Many people who fit the profile for which the VeriMed system was designed may not be willing to have a microchip implanted in their upper right arms.

•	Physicians may be reluctant to discuss the implant procedure with their patients until a greater number of hospital emergency rooms have adopted the VeriMed system as part of their standard protocol.

•

The media has from time to time reported, and may continue to report, on the VeriMed system in an unfavorable and, on occasion, an inaccurate manner. For example, there have been articles published asserting, despite at least one study to the contrary, that the implanted microchip is not MRI compatible.

•

Privacy concerns may influence individuals to refrain from undergoing the implant procedure or dissuade physicians from recommending the VeriMed system to their patients. Misperceptions that a microchip-implanted person can be “tracked” and that the microchip itself contains a person’s basic information and personal health records may contribute to such concerns.

•

Misperceptions and/or negative publicity may prompt legislative or administrative efforts by politicians or groups opposed to the development and use of human-implantable RFID microchips. In that regard, in 2006, a number of states have introduced, and at least one state has enacted, legislation that would prohibit any requirement that an individual undergo a microchip-implant procedure. While we support all pending and enacted legislation that would preclude anything other than voluntary implantation, legislative bodies or government agencies may determine to go further, and their actions may have the effect, directly or indirectly, of delaying, limiting or preventing the use of human-implantable RFID microchips or the sale, manufacture or use of RFID systems utilizing such microchips.

•	At present, the cost of the microchip implant procedure is not covered by Medicare, Medicaid or private health insurance.

•	At present, no clinical studies to assess the impact of the VeriMed system on the quality of emergency department care have been completed.

With respect to the last two factors listed above, we are in the process of facilitating and, in one case, funding clinical studies that we believe may demonstrate the efficacy of the VeriMed system. We believe that once this is established, government and private insurers may be more likely to cover the cost of the microchip implant process. In any event, these studies are likely to be of considerable interest to physicians who treat at-risk patients.

In June 2006, we entered into a memorandum of understanding with Horizon Blue Cross Blue Shield of New Jersey, the largest health insurer in the State of New Jersey (Horizon BCBSNJ), the Hackensack University Medical Center Independent Physicians Association (IPA) and the Hackensack University Medical Center, under which Hackensack University Medical Center and its physicians have the right to test the VeriMed system over a period of approximately two years. We have been advised that Horizon BCBSNJ has recently initiated efforts to enroll in a pilot program 250 members of Horizon BCBSNJ who were treated for an episode of care by a Hackensack IPA physician between January 1, 2004 and December 31, 2006. Each participant in the program is to be tested for a period of two years after receiving the microchip implant. The objective of this clinical study is to assess the impact of the VeriMed system on emergency department care provided to patients with specified chronic medical conditions. This will include an assessment of: the insertion technique; patient data selection and input; staff acceptance and use of the technology; frequency of database access; the time involved for information gathering with current methods compared to the VeriMed System; the impact of the VeriMed system on clinical presentation and treatment; and the functionality of the VeriMed system in an application environment. The memorandum of understanding contemplates that Horizon BCBSNJ, as the sponsor of the program, will prepare a report no less than six months after the program has ended. To facilitate this clinical study, we have agreed, among other things, to enter Horizon BCBSNJ-furnished patient data in each program participant’s personal health record, such that the information can be passed through to Horizon BCBSNJ or its designee in an automated manner. We are also supplying our handheld scanners at no cost, as is typical for clinical studies. No patient or third party will be billed for use of the VeriMed system during the study. The study has been reviewed by the Horizon BCBSNJ privacy board and will be managed by the Horizon BCBSNJ clinical innovations department At the end of the study, implanted patients will have the option of subscribing to our database or the database of Hackensack University Medical Center, or having the microchip removed.

We are currently in discussions with the American Medical Directors Association (AMDA) regarding a proposed study to assess the efficacy of the VeriMed system in improving patient outcomes and improving access to patient medical information while patients are in route to emergency rooms from long-term care facilities, both skilled nursing facilities and assisted living facilities. The proposed study would involve 10 facilities, either skilled nursing facilities or assisted living facilities, with an estimated study population of 225 people. The inclusion criteria for the study participants would include being age 65 or above and having two or more of the following conditions: dementia, stroke, diabetes, chronic obstructive pulmonary disease, congestive heart failure, coronary heart disease and epilepsy. No patient or third party will be billed for use of the VeriMed system during the study. At the end of the study, implanted patients will have the option of subscribing to our database or having the microchip removed.

We believe that if the results of these and other clinical studies that may be undertaken are sufficiently compelling, the Center for Medicare and Medicaid Services may determine that the VeriMed microchip implant procedure is reimbursable under Medicare and Medicaid. If this were to occur, we believe many private insurers would follow suit. We can provide no assurance as to if and when government or private insurers will decide to take such action. It may take a considerable period of time for this to occur, if, in fact, it does occur. If government and private insurers do not determine to reimburse the cost of the implant procedure, we would not expect to realize the currently anticipated level of sales of our implantable microchip and the database subscription fees.

We are also in the process of seeking endorsements of the VeriMed system from patient advocacy groups, which we believe would greatly enhance our efforts to reach out directly to at-risk patients. To date, we have engaged in very limited direct marketing to at-risk patients. We are also seeking to develop physician “champions” to serve as spokespersons for the VeriMed system.

Other Applications

We have also developed two other systems that utilize the implantable microchip, our VeriGuard and VeriTrace systems. See “Risk Factors—Risks Related to Our Businesses Which Utilize the Implantable Microchip.”

Our VeriGuard system uses our implantable microchip and/or active RFID tags to provide secure access control into restricted areas, map/track visitors throughout a facility, and track assets. We believe these applications will be of value to high security facilities, such as government facilities, nuclear power plants, national research laboratories and correction facilities, by providing secure ingress and egress and local area location. In 2003-2004, we derived minimal revenue from sales of the VeriGuard system. We have focused most of our efforts on creating a market for our VeriMed system since receipt of the FDA’s clearance of the human-implantable radio frequency transponder system for patient identification and health information purposes in October 2004.

Our VeriTrace system was conceived of in the wake of Hurricane Katrina, when we donated implantable microchips to FEMA’s Department of Mortuary Services in Mississippi and Louisiana to help with FEMA’s efforts to identify corpses. Our implantable microchips were used to provide an end-to-end tagging solution for the accurate tracking and identification of human remains and associated evidentiary items. We have not, as yet, taken any steps to market our VeriTrace system.

Technology

Active Tags and Readers

Our infant protection, wander prevention and asset/staff location and identification systems all make use of active RFID tags, enabling the systems to be used for perimeter control, tamper notification, location and tracking purposes. These active tags include an internal lithium battery enabling them to transmit a coded radio frequency beacon on a continual or intermittent basis. The beacon has a reliable range of approximately 30 to 50 feet indoors and up to 100 feet outdoors. Multiple receivers with radio frequency antennas are placed in selected locations throughout a facility to receive coded beacon messages from these active tags. All receivers in range of a particular tag decode the message and send the received information to a central server. The received tag information is used for multiple purposes across the range of applications, including to provide supervisory alerts when tag messages are missing and to provide tag positional location by triangulation and other context sensing algorithms.

In addition, many of our active tags include a tamper detection feature to prevent unauthorized removal, enhancing the security features of our systems. This includes our proprietary skin-sensing and cut band technologies used with our infant protection tags, as well as our proprietary tamper-proof asset tag used in our asset/staff location and identification system.

Technology Platform/Application Software

Our current product development efforts for our infant protection, wander prevention and asset/staff location and identification systems include having all of these systems share a common technology platform. This platform consists of a networked hardware infrastructure and a software-based server running on an industry standard computing platform. On top of this common hardware and software platform, each of the applications, such as infant protection, augments the platform with specific RFID tags optimally designed for that application and a software module that presents the application-specific graphical user interface. We have already developed application software that provides graphical user interfaces for our Hugs infant protection, patient identification and asset/staff location and identification systems on the platform. We will be completing the wander prevention and our Halo infant protection system application software in the coming months. The graphical user interfaces allow users to monitor the system and be alerted to, among other things, security alarms, identification and location information, tag associations, activity reports, tamper alarms, pager notifications and doors locking.

We are in the process of interfacing our technology platform with other location technologies. The first interface we have completed is with WiFi. This has been done to illustrate the platform’s flexibility to interface to other wireless air interfaces and perform an even higher level of system integration that collects location-based information. In addition, the platform can interface with other vertically integrated systems for work flow management within the healthcare industry. In such cases, the platform serves as the RFID engine, processing data from third-party software applications. This capability makes the platform more flexible, scalable and expandable.

Research and Development

Our research and development group consists of 43 staff members, currently based in Ottawa and Vancouver, Canada, who have an average of approximately 18 years of research and development experience. These employees are responsible for the development of hardware, software and the mechanical design of our systems. Further enhancements to our current systems and the development of new systems are important components of our ability to remain competitive in our marketplace. In November 2006, we decided to consolidate our Canadian operations into our existing facility in Ottawa. The consolidation will entail the closing of our Vancouver facility, expected to be completed in mid-2007.

Intellectual Property

We rely on a combination of patents, copyrights, trade secrets (including know-how), employee intellectual property agreements and third-party agreements to establish and protect proprietary rights in our products.

Our patent portfolio consists of patents issued in the United States and patents issued in Canada, including the following:

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U.S. Patent No. 6,144,303, “Tag and System for Patient Safety Monitoring,” applies to infant protection tags that sense when they are in contact with the skin. The tag can generate an alarm when it is removed. The U.S. patent expires in 2019. The corresponding issued patent in Canada is Canadian Patent No. 2,260,577, which expires in 2019.

•

U.S. Patent No. 5,977,877, “Multiple Conductor Security Tag,” applies to tags attached with bands that can detect unauthorized cutting of a band attached to a person or object. This patent expires in 2018.

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U.S. Patent No. 5,374,921, “Fiber Optic Security and Communications Link” applies to security tags with an optical fiber in the band to detect unauthorized removal. This patent expires in 2011. The corresponding issued patent in Canada is Canadian Patent No. 2,055,266, which expires in 2011.

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U.S. Patent No. 6,137,414, “Asset Security Tag,” applies to asset protection tags that can generate an alarm if the asset to which it is attached (such as a piece of hospital equipment) is moved to an unauthorized area or if the tag is removed without authorization. This patent expires in 2019.

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U.S. Patent No. 6,456,191, “Tag System with Anti-Collision Features,” applies to RFID tags with communication features that allow communications with multiple tags in close proximity to one another. The U.S. patent expires in 2019. The corresponding issued patent in Canada is Canadian Patent No. 2,266,337, which expires in 2019.

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U.S. Patent No. 7,116,230, “Asset Location System, applies to an RFID tagging system that utilizes a portable receiver, instead of a network of fixed receivers, to track, analyze and prioritize information on the location of tagged assets within a building or warehouse. This patent expires in 2025.

The technology covered by the above-listed patents is widely used in our healthcare security systems. We also have patents relating to our seismic monitoring business, including U.S. Patent No. 4,935,748, “Blast Recorder and Method of Displaying Blast Energy,” which applies to devices for displaying seismic signals detected from a blast and expires June 19, 2007.

In addition to the patents described above, we have a license from Digital Angel Corporation under U.S. Patent No. 5,952,935, “Programmable Channel Search Reader,” which applies to RFID tag readers that are capable of reading different kinds of RFID tags with differing communications protocols. The patent expires on May 3, 2016. We also have a license from BI Incorporated under U.S. Patent No. 4,952,913, “Tag for Use with Personnel Monitoring System,” which applies to tags, for individuals, that sense and report tampering. The patent expires in 2007. This patented technology is used in our Hugs infant protection system.

We obtain the implantable microchip used in our VeriMed, VeriGuard and VeriTrace systems from Digital Angel Corporation, a majority-owned subsidiary of our parent company, Applied Digital, under the terms of a supply agreement. Digital Angel, in turn, obtains the implantable microchip from a subsidiary of Raytheon Company under a separate supply agreement. The technology underlying these systems is covered, in part, by U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, Inc., or HID. The specified fields of use retained by the predecessor company do not include human identification applications. The rights licensed to Hughes and HID were freely assignable, and we do not know which party or parties currently have these rights or whether these rights have been assigned, conveyed or transferred to any third party. We source the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc. was merged in 1997. However, we have no documentation that establishes our right to use the patented technology for human identification applications. We do not anticipate generating more than nominal revenue from the sale of the VeriMed, VeriGuard or VeriTrace systems prior to the expiration of the patent in April 2008. Hughes, HID, any of their respective successors in interest, or any party to whom one of the foregoing parties may have assigned its rights under the 1994 license agreement may commence a claim against us asserting that we are violating its rights. If such a claim is successful, sales of our VeriMed, VeriGuard and VeriTrace systems could be enjoined, and we could be required to cease our efforts to create a market for these systems, until the patent expires in April 2008. In addition, we could be required to pay damages, which may be substantial. Regardless of whether any claimant is successful, we would face the prospect of the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and the potential impairment in the marketability of our systems even after the expiration of the patent, which could harm our business and negatively affect our prospects.

Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential and proprietary information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties. Our RFID tag designs benefit from confidential know how we have developed through experience. Our middleware product that is a component of our technology platform for our healthcare security applications, as well as other software products, are protected by copyright and trade secret rights.

We are seeking registration of our VeriChip trade name in various product markets in the United States and elsewhere in the world. However, in June 2004, VeriSign, Inc. filed oppositions with the U.S. Patent and Trademark Office, objecting to our registration of the VeriChip trade name and our trademarks that begin with the “Veri” prefix. If VeriSign is successful in the opposition proceedings, our applications to register VeriChip and other “Veri-” marks will be refused. It is also possible that VeriSign could bring a court action seeking to enjoin our use of VeriChip and the other “Veri-” marks and/or seek monetary damages from our use of these marks. If VeriSign were to bring a court action and prevail in that action, we may be required to re-name our company and re-brand some of our products, such as VeriMed, VeriGuard and VeriTrace, as well as to possibly pay damages to VeriSign for our use of any trademarks found to have been confusingly similar to those of VeriSign.

Despite our efforts to protect our intellectual property rights, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use some technology and information that we regard as proprietary. Our reliance on intellectual property rights is subject to a number of risks. See “Risk Factors.”

Sales, Marketing and Distribution

Our end-use customers consist of healthcare facilities, such as hospitals and long-term care facilities, healthcare professionals, such as physicians, individual patients, and other customers that purchase our systems for non-healthcare applications, such as construction, oil and gas companies and power companies.

Our sales and marketing strategy is to sell our systems through multiple channels. However, to date we have sold essentially all of our active RFID systems through dealers. Most of our largest dealers, by volume of systems sold, are focused exclusively or primarily on the healthcare industry. As of December 31, 2006, our sales and marketing staff consists of a total of 47 people, based primarily in Ottawa, Canada and at our corporate headquarters in Florida. We have a limited number of sales representatives strategically located in other places in North America, where we have a number of hospitals that have adopted our VeriMed system.

In general, the terms of our dealer agreements for our healthcare security systems obligate our dealers to provide us with reports, on a monthly basis, regarding information such as:

•	sales and inventory levels for the preceding month;

•	sales analyses within the dealers’ territories;

•	forecasts for future sales on a rolling one month, three month and annual basis; and

•	service and support activity.

We use these reports, among other things, to effectively plan our inventory levels, manage dealer performance against sales targets, identify and resolve channel conflicts, and manage our customer support.

We market our systems primarily by attending trade shows and medical conferences and by advertising in publications.

Our Healthcare Security Systems

Infant Protection/Wander Prevention

We currently sell our infant protection and wander prevention systems through dealers. These dealers are typically appointed, on a non-exclusive basis, to cover a specific geographic sales territory. The term of such appointment is generally for one year, but subject to automatic renewal from year-to-year in the absence of a termination by us or the dealer. In general, our agreements with our dealers impose no minimum purchase requirements. Some of our dealer agreements include price protection provisions, under which we undertake not to charge the dealer prices higher than the best price we are offering our systems to any of our other dealers.

Our dealers of our infant protection and wander prevention systems have responsibility for the installation and after-sale servicing and maintenance of such systems. System installation requires relationships with cable companies, knowledge of the other products that need to be integrated with our hardware and knowledge of local codes. To ensure that our systems are installed in accordance with our standards, we have established a distribution technical training and certification program. In addition to system installation, our dealers provide end-use customers with post-sale customer service and system maintenance.

Asset/Staff Location and Identification System

The three asset/staff location and identification systems that have been sold and installed were sold through Agility Healthcare Solutions LLC, a company engaged in logistical management of mobile assets for the healthcare provider industry. These systems were sold on a private label basis. Agility Healthcare markets our systems under its name using its sales force, as well as through some of our dealers that also sell our infant protection systems.

We are in the process of building out our distribution network for our asset/staff location and identification system and providing the requisite training to certain dealers. We anticipate that the optimal size of our dealer network for this system will be smaller than that for our infant protection and wander prevention systems, given the higher price points for asset/staff location and identification systems, the need to reach senior level executives of targeted healthcare facilities and the anticipated longer sales cycle.

Our VeriMed System

To date, our marketing efforts with respect to our VeriMed system have been to provide our scanners to hospitals and third-party emergency room management companies at no charge in order to build out the geographic footprint of the healthcare facilities that can and will use our VeriMed system as part of their standard protocol. We expect to continue this “seeding” process for the foreseeable future as we endeavor to build out our network across the United States and overseas. In addition, we have been marketing our VeriMed system to physicians, who treat patients who fit the profile for which our VeriMed system is intended to benefit, in those geographic areas surrounding hospitals that have adopted the VeriMed system. In the near future, we expect to enter into dealer arrangements to distribute the VeriMed starter kit sets and the microchip insertion kits.

Our Security and Industrial Systems

Vibration Monitoring Instruments

We distribute our Blastmate and Minimate systems to engineering, construction and mining professionals through an independent network consisting of approximately 75 dealers, approximately half of which operate in North America.

ToolHound

We market and sell our ToolHound system primarily through our direct sales force based in Ottawa, Canada. We market our ToolHound system predominately in North America to approximately 150 accounts, which include construction companies and other industrial organizations.

VeriGuard

We sell our VeriGuard system through international distributors. We intend to seek additional distributors to sell our VeriGuard system in North America, and initially, in Europe. Our existing distributors market this system for security purposes to control access to restricted areas in government and industrial facilities.

Competition

Most of our systems utilize RFID technologies. While certain of our competitors in certain of our system applications also sell products that use RFID technologies, some sell products that incorporate other technologies, such as high frequency radio signals, or WiFi, barcode technology and biometric technology. With respect to the healthcare industry in particular, we are unable to predict which technology will be most widely adopted in the future. In addition, some of our current competitors, as well as companies who utilize RFID technologies in applications outside of our target markets, have significantly greater financial, marketing and product development resources than we do. Low barriers to entry across most of our product lines may result in new competitors entering the markets we serve. Also, our competitors may be able to respond more quickly to new or improved technologies by devoting greater resources to the development, promotion and sale of products. We expect our competitors to continue to improve the performance of and support for their current products. We also expect that, like us, they will introduce new products, technologies or services. Our competitors’ new or upgraded products could adversely affect sales of our current and future products.

With respect to our infant protection and wander prevention systems, several other companies offer solutions for these applications, including Visonic Technologies, RF Technologies, Innovative Control Systems and Senior Technologies. We believe that competition in these markets is mainly based on product features, reputation, including endorsements by other healthcare facilities, and brand awareness. Based on the Fletcher Spaght study, we believe we possess a leading market share in infant protection systems and are one of the leading providers of wander prevention systems in North America.

With respect to our VeriMed system, we do not believe any other company currently offers a human implantable microchip-based patient identification system. However, various media sources have reported on people who have been implanted with RFID chips obtained over the Internet for as little as $2.00. We do not know if the RFID microchips obtained over the Internet are in compliance with the Federal Food, Drug and Cosmetic Act, its regulations or the FDA special controls guidance document applicable to this technology. See “Our Business – Government Regulation.” In addition, various alternative patient identification solutions are currently available, such as bracelets sold by MedicAlert, health information wallet cards, biometric systems and key fobs that store personal health records. We are currently in the process of seeking to create a market for our VeriMed system, and our competitive position in this market will depend on whether hospitals and other healthcare providers accept this new technology and incorporate it into their standard protocol. Our competitive position will also depend on whether patients prefer our VeriMed system to existing or future identification systems , as well as whether the implant process becomes subject to reimbursement by government and private insurers.

With respect to the other systems we offer, we believe that competition is mainly based on product performance and ease of use, purchase price and operating cost. We believe that our systems are designed and manufactured to compete favorably based on these criteria with competitive systems currently in the market.

Manufacturing; Supply Arrangements

We outsource the manufacturing of all the hardware components of our active RFID systems to third-party contractors, but conduct final assembly, testing and quality control functions internally. To date, we have not had material difficulties obtaining system components. Except as discussed below, we believe that if any of our manufacturers or suppliers were to cease supplying us with system components, we would be able to procure alternative sources without material disruption to our business.

We source the custom straps used with our Hugs infant protection systems from a sole supplier, Emerson & Cuming Microwave Products. Emerson & Cuming manufactures the straps at a single facility located in New England, although it operates another facility in Belgium from which the straps could be manufactured. While we and our dealers maintain excess inventory to ensure that we maintain an adequate supply of the straps, we believe it would take several months to make alternative arrangements should we be unable to source these custom straps from Emerson & Cuming. Under the agreement with Emerson & Cuming, we are subject to minimum purchase requirements, with the aggregate amount of our minimum purchase requirements being $4 million over the next five years.

Digital Angel Corporation is our sole supplier of the implantable microchip used in our VeriMed system, and our VeriGuard and VeriTrace systems, under the terms of an agreement we entered into with Digital Angel in December 2005. The following is a summary of the principal terms of that agreement:

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Digital Angel has agreed to sell to us and our resellers, on an exclusive basis, the transponders and reader equipment for our VeriMed system, as well any upgrades, enhancements and improvements, which are to be used for the primary purpose of secure human identification. Digital Angel has committed not to sell these products to any other party if Digital Angel knows or should know that such products are to be used principally for secure identification applications.

•

Digital Angel has committed to use it best efforts to supply all of our requirements for the transponders and reader equipment as and when required. However, if Digital Angel is unable or unwilling to meet our requirements, we may obtain additional suppliers and Digital Angel is obligated to permit the use of the underlying intellectual property for that purpose. We also have the right to design and build, or cause to be designed and built, and sell, our own readers, to be used for human applications only, and Digital Angel has granted to us a fully-paid, royalty-free, non-exclusive license to utilize one of its patents for that purpose.

•

Digital Angel may not supply human implantable microchips to other parties if we meet certain minimum purchase requirements, specifically: $875,000 in 2007; $1,750,000 in 2008; $2,500,000 in 2009; $3,750,000 in 2010; and $3,750,000 in each year thereafter, subject to the parties reaching agreement on a different amount. If during any year we purchase in excess of the minimum purchase requirement for that year, the excess will be credited against the minimum purchase requirement for the following year or years.

•

In the event a competitor makes, uses, sells or offers any similar product or service, the price we are required to pay for products is subject to downward adjustment to enable us to more effectively compete.

•

The term of the agreement ends on March 4, 2013, subject to earlier termination in the event of either party’s default or bankruptcy. However, so long as we meet the minimum purchase obligations under the agreement, the term is to be automatically renewed on an annual basis until the expiration of the last of the patents covering any of the supplied products.

•

If we desire to have a third party manufacture any of the products, product upgrades, enhancements or improvements, or any New Products – for reasons other than Digital Angel’s inability or unwillingness to supply us – we have the right to do so. In such event, we are obligated to pay Digital Angel a royalty on each product manufactured by third parties that would otherwise infringe Digital Angel’s underlying intellectual property rights.

For additional information regarding the agreement with Digital Angel, see “Certain Relationships and Related Party Transactions – Transactions with Digital Angel.”

Our implantable microchip is manufactured for Digital Angel by Raytheon Microelectronics España, a subsidiary of Raytheon Company, or RME, under the terms of a supply agreement between Digital Angel and RME. The term of that agreement ends on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. Under the agreement, RME is Digital Angel’s preferred supplier of the glass encapsulated, syringe-implantable transponders, provided that RME’s pricing remains market competitive. Certain of the automated equipment and tooling used in the production of the transponders is owned by Digital Angel; other automated equipment and tooling is owned by RME. It would be difficult and time-consuming for Digital Angel to arrange for production of the transponders by a third party. Accordingly, we cannot assure you that we will be able to procure alternative manufacturing capability if we are unable to obtain the implantable microchip from Digital Angel or if Digital Angel is unable to obtain it from RME or another supplier.

Environmental Regulation

We must comply with local, state, federal, and international environmental laws and regulations in the countries in which we do business, including laws and regulations governing the management and disposal of hazardous substances and wastes. We expect our operations and products will be affected by future environmental laws and regulations, but we cannot predict the effects of any such future laws and regulations at this time. Our distributors who place our products on the market in the European Union are required to comply with EU Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive. Noncompliance by our distributors with EU Directive 2002/96/EC may adversely affect the success of our business in that market. Additionally, we are investigating the applicability of EU Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, known as the RoHS Directive which took effect on July 1, 2006. We do not expect the RoHS Directive will have a significant impact on our business.

Government Regulation

Laws and Regulations Pertaining to RFID Technologies

Our active RFID systems, as well as our RFID systems that use our implantable microchip, rely on low-power, localized use of radio frequency spectrum to operate. As a result, we must comply with U.S. Federal Communications Commission, or FCC, and Industry Canada regulations, as well as the laws and regulations of other jurisdictions that we sell our products, governing the design, testing, marketing, operation and sale of RFID devices. Accordingly, all of our products and systems have a paired FCC and Industry Canada equipment authorization.

U.S. Federal Communications Commission Regulations

Under FCC regulations and Section 302 of the Communications Act, RFID devices, including those we market and sell, must be authorized and comply with all applicable technical standards and labeling requirements prior to being marketed in the United States. The FCC’s rules prescribe technical, operational and design requirements for devices that operate on the electromagnetic spectrum at very low powers. The rules ensure that such devices do not cause interference to licensed spectrum services, mislead consumers regarding their operational capabilities or produce emissions that are harmful to human health. Our RFID devices are intentional radiators, as defined in the FCC’s rules. As such, our devices may not cause harmful interference to licensed services and must accept any interference received. We must construct all equipment in accordance with good engineering design as well as manufacturers’ practices.

Manufacturers of RFID devices must submit testing results and/or other technical information demonstrating compliance with the FCC’s rules in the form of an application for equipment authorization. The FCC processes each application when it is in a form acceptable for filing and, upon grant, issues an equipment identification number. Each of our RFID devices must bear a label which displays the equipment authorization number, as well as specific language set forth in the FCC’s rules. In addition, each device must include a user manual cautioning users that changes or modifications not expressly approved by the manufacturer could void the equipment authorization. As a condition of each FCC equipment authorization, we warrant that each of our devices marked under the grant and bearing the grant identifier will conform to all the technical and operational measurements submitted with the application. RFID devices used and/or sold in interstate commerce must meet these requirements or the equipment authorization may be revoked, the devices may be seized and a forfeiture may be assessed against the equipment authorization grantee. The FCC requires all holders of equipment authorizations to maintain a copy of each authorization together with all supporting documentation and make these records available for FCC inspection upon request. The FCC may also conduct periodic sampling tests of equipment to ensure compliance. We believe we are in substantial compliance with all FCC requirements applicable to our products and systems.

Industry Canada Regulations

Industry Canada regulates the design, sale and use of radio communications devices in accordance with its Radio Standards Specifications, or RSS, and Radio Standards Procedures, or RSP. As intentional emitters, our RFID devices are subject to Industry Canada’s RSP-100, which establishes the procedures by which RFID communications equipment receives certification by Industry Canada. The RSP-100 certification procedure and RSS standards ensure that RFID radio devices do not cause interference to licensed spectrum services and that the devices do not produce emissions that are harmful to human health.

Manufacturers of RFID devices must demonstrate compliance with RSP-100 and RSS-210. Industry Canada requires manufacturers of RFID devices to file an application and agreement for certification of services. A manufacturer of active RFID equipment must submit testing results and/or other technical information demonstrating compliance with RSS-210 along with the manufacturer’s application. Industry Canada’s Certification and Engineering Bureau processes the application and, upon grant, issues a unique certification/registration number, which is required to be displayed on each certified piece of equipment. In addition, in accordance with RSS-Gen, the following information must appear on any radio frequency device: the certification/registration number; the manufacturer’s name, trade name or brand name; and the model name or number.

Each RFID device must include a user manual. The user manual must identify that the radio frequency device operates on a no interference, no protection basis, meaning that the device may not cause radio interference and cannot claim protection from interference. Radio frequency devices that do not meet the certification, labeling and user manual provision requirements and are sold within or between the Canadian territories/provinces are subject to penalty by Industry Canada, which may include seizure of the devices and/or assessment of forfeitures. Industry Canada will also conduct audit checks, from time to time, to ensure compliance. We believe we are in substantial compliance with all Industry Canada requirements applicable to our products and systems.

Regulation by the FDA

Our VeriMed patient identification system is a medical device subject to extensive regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. In October 2004, the VeriMed system received classification as a Class II medical device by the FDA for patient identification and health information purposes. This allows us to market the VeriMed system in the United States.

FDA Premarket Clearance and Approval Requirements. Generally speaking, unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA, or a premarket approval application, or PMA, from the FDA. Medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk to the patient associated with the medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II. The manufacturer of a Class II device is typically required to submit to the FDA a premarket notification requesting permission to commercially distribute the device and demonstrating that the proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. This process is known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are generally placed in Class III, requiring premarket approval.

In October 2004, we received classification of our VeriMed system as a Class II device. In granting this clearance, the FDA created a new device category for “implantable radiofrequency transponder systems for patient identification and health information.” The FDA also determined that devices that meet this description will be exempt from 510(k) premarket clearance so long as they comply with the FFDCA, its implementing regulations and the provisions of an FDA guidance document issued by the FDA in December 2004, entitled “Guidance for Industry and FDA Staff, Class II Special Controls Guidance Document: Implantable Radiofrequency Transponder System for Patient Identification and Health Information,” that establishes special controls for this type of device. The special controls, which are intended to ensure that the device is safe and effective for its intended use, include the following: biocompatibility testing, information security procedures, performance standard verification, software validation, electro-magnetic compatibility and sterility testing. We believe that we are in compliance with FFDCA, its implementing regulations and the December 2004 guidance document. A company that wishes to market products that will compete with the VeriMed system will not be required to submit a 510(k) premarket clearance application to the FDA if the company complies with the requirements of the special controls guidance document.

In January, 2007, the FDA published a Draft Guidance entitled “Radio-Frequency Wireless Technology in Medical Devices.” This document includes the FDA’s current recommendations regarding specific risks and limitations to be considered when developing and implementing a Quality System for medical devices using radio frequency wireless technology, as well as additional information to be included in the labeling for such devices. We believe our Quality System and labeling for our VeriMed System substantially meet the recommendations outlined in the draft guidance.

Pervasive and Continuing Regulation. After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

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quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

•	clearance or approval of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

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medical device reporting, or MDR, regulations, which require that a manufacturer report to the FDA if the manufacturer’s device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

We have registered with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. The Digital Angel manufacturing facility located in St. Paul, Minnesota, was inspected by the FDA in late May and early June 2006, during which the FDA inspector conducted a routine Level II Quality System Inspectional Technique inspection. During the inspection, the FDA inspector made three verbal observations regarding deviations in Digital Angel’s quality system unrelated to our implantable microchip. It is our understanding that Digital Angel has corrected the three deviations. To our knowledge, the Raytheon Microelectronics España facility has not yet been inspected by the FDA.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Fraud and Abuse

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans Affairs health programs. We have never been challenged by a government authority under any of these laws and believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws would not result in a material adverse effect on our financial condition and results of operations.

Anti-Kickback Laws

We may directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs.

Federal False Claims Act

We may become subject to the Federal False Claims Act, or FCA. The FCA imposes civil fines and penalties against anyone who knowingly submits or causes to be submitted to a government agency a false claim for payment. The FCA contains so-called “whistle-blower” provisions that permit a private individual to bring a claim on behalf of the government to recover payments made as a result of a false claim. The statute provides that the whistle-blower may be paid a portion of any funds recovered as a result of the lawsuit. Even though the VeriMed system is not reimbursed by federal healthcare programs, it is still possible that we may be liable for violations of the FCA, for instance, if a sales representative were to assist or instruct a physician to bill a government program for microchip implantation by listing on the claim form some other service that is reimbursable.

State Laws and Regulations

Many states have enacted laws similar to the federal Anti-Kickback Statute and FCA. The Deficit Reduction Act of 2005 contains provisions that give monetary incentives to states to enact new state false claims acts. The state Attorneys General are actively engaged in promoting the passage and enforcement of these laws. While the Federal Anti-Kickback Statute and FCA apply only to federal programs, many similar state laws apply both to state funded and to commercial health care programs. In addition to these laws, all states have passed various consumer protection statutes. These statutes generally prohibit deceptive and unfair marketing practices, including making untrue or exaggerated claims regarding consumer products. There are potentially a wide variety of other state laws, including state privacy laws, to which we might be subject. We have not conducted an exhaustive examination of these state laws.

Privacy Laws and Regulations

Our VeriMed business is subject to various federal and state laws regulating the protection of consumer privacy. We have never been challenged by a governmental authority under any of these laws and believe that out operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our systems and data security procedures to be in compliance with these laws. Our failure to protect health information received from customers could subject us to liability and adverse publicity and could harm our business and impair our ability to attract new customers.

U.S. Federal Trade Commission Oversight

An increasing focus of the United States Federal Trade Commission’s (FTC’s) consumer protection regulation is the impact of technological change on protection of consumer privacy. Under the FTC’s statutory authority to prosecute unfair and deceptive advertising practices, the FTC vigorously enforces promises a business makes about how personal information is collected, used and secured. More recently, the FTC has found that failure to take reasonable and appropriate security measures to protect sensitive personal information is an unfair practice violating federal law. In the consent decree context, offenders are routinely required to adopt very specific cybersecurity and internal compliance mechanisms, as well as submit to twenty years of independent compliance audits. Businesses that do not adopt reasonable and appropriate data security controls have been found liable for as much as $10 million in civil penalties and $5 million in consumer redress. To date, the FTC has concluded nine prosecutions for failure to adopt reasonable and appropriate data security controls.

Recent events demonstrate that the FTC continues to actively consider the potential impact of RFID on consumer protection issues. This year, the FTC launched a new initiative, “Protecting Consumers in the Next Tech-ade” and convened public hearings on November 6-8, 2006 that brought together experts from the business, government and technology sectors as well as consumer advocates, academics and law enforcement officials to explore ways in which convergence and the globalization of commerce impact consumer protection. Panelists examined changes in marketing and technology over the past decade and challenges facing consumers, business and government. One of the panels, entitled “RFID Technology in the Next Tech-ade,” focused on the role of RFID in the healthcare and retail sectors.

State Legislation

During 2006, a number of state legislatures have considered legislation addressing RFID and consumer privacy concerns. Among the laws passed was a Wisconsin bill prohibiting any requirement that an individual undergo implantation of a microchip, with violators subject to a forfeiture of not more than $10,000. Other state legislatures have introduced similar legislation, such as Ohio, which introduced a bill prohibiting employers from requiring an employee to insert a “radio frequency identification tag” into the employee’s body, and South Dakota, which introduced a bill declaring that no person may require implantation of an RFID microchip in another person. The States of Georgia and New Hampshire have recently passed laws convening an expert study committee to consider the impact of RFID technology on consumer privacy, including providing healthcare and issue recommendations. A number of states also have introduced legislation focusing on the consumer privacy implications of RFID use in government identification documents, prescription drug tracking and retail sales. To date, none of this legislative activity restricts our current or planned operations.

Many states have privacy laws relating specifically to the use and disclosure of healthcare information. Federal healthcare privacy laws preempt state laws that are less restrictive than the federal law, but more restrictive state laws still may apply to us. Therefore, we may be required to comply with one or more of these multiple state privacy laws. Statutory penalties for violation of these state privacy laws varies widely. Violations also may subject us to lawsuits for invasion of privacy claims.

The European Union

In the European Union (EU), promotion of RFID technology is viewed as a critical economic issue. It is established that insofar as RFID is a technology involving collection, sharing and storage of personally identifiable information, the mandates of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the Protection of Individuals With Regard to the Processing of Personal Data and On the Free Movement of Such Data (“EU Data Directive”) applies. All 25 EU member countries have implemented the EU data directive. At issue today is whether additional privacy protection laws beyond those prescribed by the EU data directive and its country-specific laws are needed for privacy issues raised by RFID technology. On January 19, 2005, the EU’s Working Party 29, charged with interpretation and expansion of EU data protection law and policy, adopted Working Document 105, addressing data protection issues related to RFID technology. That document reinforced the need to comply with the basic principles of the EU data directive and related documents whenever personal data is collected via RFID technology. Guidance to RFID manufacturers was also provided regarding responsibilities to design privacy compliant technology.

The EU recently completed a six-month consultation with public and industry stakeholders on the use of RFID tags. At a conference held on October 16, 2006, the Commissioner for Information Society and Media, the top official leading the RFID consultation, announced that the EU must consider adopting a specialized legal framework to ensure that RFID technology does not infringe on privacy. The consultation results indicated that while the EU was prepared to be convinced of the benefits of RFID, the public expressed great concerns about ensuring that privacy is not compromised.

Health Insurance Portability and Accountability Act of 1996

We are not a health care provider, health plan or health care clearinghouse. Therefore, we are not subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. To the extent required by HIPAA, we have entered into business associate agreements with certain health care providers and health plans relating to the privacy and security of protected health information. We have implemented policies and procedures to enable us to comply with these HIPAA business associate agreements.

Employees

As of December 31, 2006, we had 172 employees, of whom 47 were in our sales and marketing group, 33 in project management/technical support, 43 in research and development, 28 in operations and 21 in finance and administration. We consider our relationship with our employees to be satisfactory and have not experienced any interruptions of our operations as a result of labor disagreements. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Properties

Our corporate headquarters is located in Delray Beach, Florida, where we occupy approximately 2,200 square feet of office space pursuant to a transition services agreement with Applied Digital. The transition services agreement expires December 27, 2007. See “Certain Relationships and Related Party Transactions” for more information regarding the transition services agreement.

We occupy approximately 21,000 square feet of office space in Ottawa, Canada, at an annual rental rate of Canadian $11.00 per square foot, under the terms of a lease that expires May 31, 2009. We have an option to renew the lease for a further five-year term. At the Ottawa facility, we engage in final assembly of certain of our active RFID systems and our vibration monitoring equipment. In addition, we provide customer service, product support and engineering functions from this facility. The operations conducted at our Ottawa facility are certified to the ISO 9001 international quality standard.

We currently lease approximately 11,500 square feet of office space in Vancouver, Canada. The lease expires May 31, 2009. We are in the process of shifting our operations in Vancouver, which have included research and development, business development and a portion of our sales and administration functions, to our Ottawa facility. We expect to complete the relocation of the Vancouver activities to Ottawa in mid-2007. We are in the process of exploring various arrangements with respect to the lease.

Legal Proceedings

On January 10, 2005, we commenced an action in the Circuit Court for Palm Beach County, Florida, against Metro Risk Management Group, LLC, or Metro Risk. In this suit, we have claimed that Metro Risk breached the parties’ three international distribution agreements by failing to meet required minimum purchase obligations. On July 1, 2005, Metro Risk asserted a counterclaim against us for breach of contract and fraud in the inducement. Specifically, in its claim for breach of contract, Metro Risk alleged that we breached the exclusivity provision of the parties’ distribution agreements by later signing a different distribution agreement with a large distributor of medical supplies. Metro Risk asserted that the distribution agreement with this other distributor included areas in Europe. Moreover, regarding its claim for fraud in the inducement, Metro Risk alleged that we fraudulently induced Metro Risk into signing the distribution agreements by promising millions of dollars in profits. By virtue of its counterclaim, Metro Risk seeks reliance damages in the amount of $155,000, which represents the amount of money advanced by Metro Risk for the project, lost profits, and attorneys’ fees. Currently, we are preparing a motion for summary judgment on our claim for breach of contract based on Metro Risk’s anticipatory repudiation of the three agreements. Given the early stage of the matter and because discovery has recently begun, counsel is currently unable to assess our risk.

We are a party to various legal actions, as either plaintiff or defendant, including the matter identified above, arising in the ordinary course of business, none of which is expected to have a material adverse effect on our business, financial condition or results of operations. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, whether civil or criminal, settlements, judgments and investigations, claims or charges in any such matters, and developments or assertions by or against us relating to us or to our intellectual property rights and intellectual property licenses could have a material adverse effect on our business, financial condition and operating results.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions, as of February 8, 2007, are set forth below:

Name	Age	Position
Scott R. Silverman	43	Chairman of the Board of Directors and Chief Executive Officer
Daniel A. Gunther	46	President
William J. Caragol	39	Chief Financial Officer
Daniel E. Penni(1)(2)	59	Director
Tommy G. Thompson(1)	65	Director
Constance K. Weaver(2)(3)	54	Director
Paul C. Green(2) (3)	57	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and governance committee

Scott R. Silverman has served as our chief executive officer since December 5, 2006, as the chairman of our board of directors since March 2003 and as a member of our board of directors since February 2002. He also served as our chief executive officer from April 2003 to June 2004. He has served as the chairman of the board of directors of Applied Digital since March 2003, and served as chief executive officer of Applied Digital from March 2003 to December 5, 2006, and as acting president of Applied Digital from April 2005 to December 5, 2006. From March 2002 to March 2003, he served as Applied Digital’s president and as a member of its board of directors. From August 2001 to March 2002, he served as a special advisor to Applied Digital’s board of directors. From September 1999 to March 2002, Mr. Silverman operated his own private investment banking firm. From October 1996 to September 1999, he served in various capacities with Applied Digital, including positions related to business development, corporate development and legal affairs. Mr. Silverman has served as the chairman of the board of Applied Digital’s wholly-owned subsidiary, InfoTech USA. Inc., since January 2006. He has also served as a director of Applied Digital’s majority-owned subsidiary, Digital Angel, since July 2003, and as chairman of the Digital Angel board since February 2004. Mr. Silverman is an attorney licensed to practice in New Jersey and Pennsylvania.

Daniel A. Gunther has served as our president since June 2005. From 1987 to June 2005, Mr. Gunther held a series of senior management positions at Instantel in operations, product management, manufacturing, quality, sales and finance. In 1987, he was appointed Instantel’s chief financial officer and vice president of operations. In 2001, he was appointed Instantel’s chief operating officer. In 2003, he was appointed Instantel’s president and chief executive officer. Mr. Gunther served as a member of Instantel’s board of directors from April 2003 to June 2005. He is a certified management accountant and holds a master’s degree in business administration.

William J. Caragol has served as our chief financial officer since August 2006. From July 2005 to August 2006, he served as the chief financial officer of Government Telecommunications, Inc., a subsidiary of Applied Digital. From December 2003 to June 2005, Mr. Caragol was the vice president of business development and chief financial officer of Millivision Technologies, a technology company. From August 2001 to December 2003, Mr. Caragol was a consulting partner with East Wind Partners LLP, a communications business development company, in Washington, D.C. He is a member of the American

Institute of Certified Public Accountants and graduated from the Washington & Lee University with a bachelor of science in Administration and Accounting.

Daniel E. Penni has served as a member of our board of directors since June 2004. Presently, he is a principal with the Endowment for the 21st Century. From September 1988 until December 2005, Mr. Penni was employed by Arthur J. Gallagher & Co., an insurance brokerage and risk management services firm, where he served in several positions, including most recently as an area executive vice president. He has worked in various sales and administrative roles in the insurance business since 1969. Mr. Penni has been a member of the board of directors of Applied Digital since 1994 and serves as the chairman of the compensation committee, as well as a member of the audit, nominating, and compliance and governance committees, of Applied Digital’s board of directors. He also served as treasurer and chairman of the finance committee of the board of trustees of the Massachusetts College of Pharmacy and Health Sciences in Boston through June 2006.

Tommy G. Thompson has served as a member of our board of directors since July 2005. Mr. Thompson is currently a partner at the law firm of Akin Gump Strauss Hauer & Feld LLP. He is also a senior advisor to Deloitte & Touche LLP in the United States, serving as the independent chair of the Deloitte Center for Health Solutions. He has also served as president of Logistics Health, Inc. since March 2005. From January 2001 to January 2005, Mr. Thompson served as the Secretary of the U.S. Department of Health and Human Services. From January 1987 to January 2001, he served as Governor of the State of Wisconsin. Mr. Thompson currently serves as a director of Centene Corporation, a multi-line managed care organization that provides Medicaid and Medicaid-related programs to organizations and individuals through government subsidized programs. He also serves as a director of C. R. Bard, Inc., a designer and seller of medical, surgical, diagnostic and patient care devices, and is a member of its science and technology, and regulatory compliance, committees.

Constance K. Weaver has served as a member of our board of directors since February 2005. Since July 2005, Ms. Weaver has served as the executive vice president and chief marketing officer for BearingPoint, Inc., a management and technology consulting firm. From October 2002 to February 2005, Ms. Weaver served as executive vice president of Public Relations, Marketing Communications and Brand Management for AT&T Corporation, or AT&T. From 1996 to October 2002, Ms. Weaver served as vice president of Investor Relations and Financial Communications for AT&T. From 1995 through 1996, she served as senior director of Investor Relations and Financial Communications for Microsoft Corporation. From 1993 to 1995, she served as vice president of Investor Relations, and from 1991 to 1993 she was director of Investor Relations, for MCI Communications, Inc. Ms. Weaver has been a member of the board of directors of Applied Digital since July 1998 and serves as chairman of the compliance and governance committee, and as a member of the compensation, nominating and technology committees, of Applied Digital’s board of directors.

Paul C. Green has served as a member of our board of directors since December 2005. Since September 2002, Mr. Green has served as the president of Paul C. Green Consulting, a financial services consulting firm. From 1990 to September 2002, he was chairman of the board of directors, chief executive officer and president of Massachusetts Finncorp., Inc. and president of Massachusetts Cooperative Bank. Since September 2002, Mr. Green has served as trustee of the 32 Brazao Lane Realty Trust.

Board Composition

Our board of directors currently consists of five members: Scott R. Silverman, Daniel E. Penni, Tommy G. Thompson, Constance K. Weaver and Paul C. Green.

Subject to certain exceptions, under the listing standards of the Nasdaq Global Market, within one year of the effectiveness of a registration statement filed with the Securities and Exchange Commission in connection with a public offering of securities, a listed company’s board of directors must consist of a majority of independent directors. As a “controlled” company under such listing standards, we are not required to comply with this requirement. However, we have determined to do so. Our board of directors has determined that four of our five directors are independent under such standards.

Our directors are elected annually and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, retirement, disqualification or removal. Our directors may be removed only for cause by the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

There are no family relationships among our directors and executive officers.

Board Committees

Our board of directors has the authority to appoint board committees to perform certain management and administrative functions. Our board of directors currently has an audit committee, a compensation committee, and a nominating and governance committee. The members of each committee are appointed annually by the board of directors.

Audit Committee

Our audit committee currently consists of Paul C. Green, Daniel E. Penni and Constance K. Weaver. Mr. Green chairs the audit committee. Our board of directors has determined that each of the members of our audit committee is “independent,” as defined under, and required by, the federal securities laws and the rules of the Securities and Exchange Commission, including Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934, as well as the listing standards of the Nasdaq Global Market. Our board of directors has determined that Mr. Green qualifies as an “audit committee financial expert” under applicable federal securities laws and regulations, and has the “financial sophistication” required under the listing standards of the Nasdaq Global Market.

The audit committee assists our board of directors in its oversight of:

•	our accounting, financial reporting processes, audits and the integrity of our financial statements;

•	our independent auditor’s qualifications, independence and performance;

•	our compliance with legal and regulatory requirements;

•	our internal accounting and financial controls; and

•

our audited financial statements and reports, and the discussion of the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting polices and disagreements with management.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit and non-audit services to be provided to us by our independent auditors must be approved in advance by our audit committee, other than de minimis non-audit services that may instead be approved in accordance with applicable Securities and Exchange Commission rules.

Compensation Committee

Our compensation committee currently consists of Daniel E. Penni and Tommy G. Thompson. Mr. Penni chairs the compensation committee. Our board of directors has determined that each of the members of our compensation committee is “independent,” as defined under, and required by, the rules of the Nasdaq Global Market. So long as we remain a “controlled company,” as defined by the Nasdaq rules, we are not required to comply with the Nasdaq rules requiring that all members of the compensation committee be “independent” and in the future we may determine to appoint a director who is not independent within the meaning of, and to the extent permitted in, such rules. Prior to his appointment as our chief executive officer, Mr. Silverman served as the chairman of the compensation committee.

Our compensation committee assists our board of directors in the discharge of its responsibilities relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board approval of the compensation, benefits, corporate goals and objectives of our chief executive officer and our other executive officers;

•	evaluating the performance of our executive officers; and

•	administering our employee benefit plans and making recommendations to our board of directors regarding these matters.

Nominating and Governance Committee

Our nominating and governance committee currently consists of Constance K. Weaver and Paul C. Green. Ms. Weaver chairs the nominating and governance committee. Our board of directors has determined that each of the members of our nominating and governance committee is “independent,” as defined under, and required by, the rules of the Nasdaq Global Market. So long as we remain a “controlled company,” as defined by the Nasdaq rules, we are not required to comply with the Nasdaq rules requiring that all members of the nominating and governance committee be “independent” and in the future we may determine to appoint a director who is not independent within the meaning of, and to the extent permitted in, such rules. Prior to his appointment as our chief executive officer, Mr. Silverman served as a member of the nominating and governance committee.

The primary responsibilities of our nominating and corporate governance committee include:

•	identifying, evaluating and recommending nominees to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	ensuring that we and our employees maintain the highest standards of compliance with both external and internal rules, regulations and good practices; and

•

reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to our board of directors concerning corporate governance matters.

Medical Advisory Board

We currently have a medical advisory board consisting of Dr. Sameer Mehta, Mr. Howard Weintraub, Dr. Jonathan Musher and Nick Minicucci, Jr. In February 2005, Dr. Sameer Mehta and Mr. Howard Weintraub were each granted options to purchase 22,222 shares of our common stock, with the exercise price of such options being $4.95 per share. In May 2005, Dr. Musher was granted options to purchase 22,222 shares of our common stock, with the exercise price of such options being $5.45 per share. All of the options granted to members of our medical advisory board were granted outside of our 2002 Flexible Stock Plan and 2005 Flexible Stock Plan. At the time of grant, the exercise prices of these options were equal to or greater than the estimated fair market value of our common stock at such time. The grants of these options provided for a two-year vesting period. However, on December 12, 2005, our board of directors adopted resolutions vesting, as of December 30, 2005, all then outstanding and unvested stock options that had been awarded to our directors, employees, consultants, one employee of Applied Digital and one employee of Digital Angel, to the extent not already vested on that date. No awards of stock options were made in 2006 to members of our medical advisory board.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee simultaneously served both as a member of the compensation committee and as an officer or employee of ours during 2006. None of our executive officers serves as a member of the board of directors or the compensation committee, or committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in December 2005, our board of directors as a whole made decisions relating to the compensation of our executive officers.

Code of Business Conduct and Ethics

Our board of directors has approved and we have adopted a Code of Conduct and Corporate Ethics General Policy Statement, or the Code of Conduct, which applies to all of our directors, officers and employees. Our board of directors has also approved and we have adopted a Code of Ethics for Senior Financial Officers, or the Code for SFO, which applies to our chief executive officer, chief financial officer, and controller. The Code of Conduct and Code for SFO are available upon written request to VeriChip Corporation, Attention: Secretary, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The audit committee of our board of directors is responsible for overseeing the Code of Conduct and the Code for SFO. Our audit committee must approve any waivers of the Code of Conduct for directors and executive officers and any waivers of the Code for SFO.

Executive Compensation

Compensation Discussion and Analysis

General

Our compensation arrangements with those persons who served as our executive officers for all or part of 2006 reflect the individual circumstances surrounding the applicable executive officer’s hiring or appointment. For example, several individuals who became our executive officers at the time of the acquisition of our Canadian-based businesses in the first half of 2005 – specifically, Messrs. Daniel A. Gunther, Malik Talib and Nurez Khimji – were parties to employment agreements with either EXI Wireless or Instantel at the time these companies were acquired. Although we subsequently entered into new or amended employment agreements with each of Messrs. Gunther, Talib and Khimji, the material terms of such agreements, such as base salary levels, were influenced by those prior agreements. Similarly, the compensation arrangements in place for Scott R. Silverman, who was serving as the chief executive officer of our parent company, Applied Digital, before agreeing to become our chief executive officer in early December 2006, closely parallel the terms of his former employment agreement with Applied Digital.

Until June 2004, our board of directors was comprised, essentially at all times, primarily, if not exclusively, of representatives of Applied Digital’s or our management. As a wholly-owned subsidiary of Applied Digital, we were not subject to the corporate governance requirements applicable to SEC-reporting companies or the corporate governance listing standards of any stock exchange. Our board did not establish separate board committees, including a compensation committee, until December 2005, when we began to take steps to complete an initial public offering of our securities. Until Mr. Silverman’s appointment as our chief executive officer in December 2006, Mr. Silverman served as chairman of our compensation committee.

The foregoing information is intended to provide context for the discussion that follows regarding our existing compensation arrangements with those persons who served as our executive officers for all or part of 2006.

Principal Components of Compensation of Our Executive Officers

The principal components of the compensation we have historically paid to our executive officers have consisted of:

•	base salary;

•	signing or retention bonuses, paid in cash;

•	cash incentive compensation under the terms of individual senior management incentive compensation plans established for our executive officers; and

•	equity compensation, generally in the form of grants of stock options.

Our chief executive officer has historically played a significant role in the determination of the amounts of base salary, signing or retention bonuses and other forms of cash and equity-based compensation to be paid other members of senior management. We expect that the compensation committee of our board of directors will continue to solicit input from our chief executive officer with respect to compensation decisions affecting other members of our senior management.

Allocation of Compensation Among Principal Components

The compensation committee of our board of directors has not yet established any policies or guidelines with respect to the mix of base salary, bonus, cash incentive compensation and equity awards to be paid or awarded to our executive officers. In general, the compensation committee believes that a greater percentage of the compensation of the most senior members of our management should be performance-based. Following the completion of our initial public offering, the compensation committee of our board of directors anticipates adopting more formal and structured compensation policies and programs. The compensation committee will endeavor to implement policies designed to attract, retain and motivate individuals with the skills and experience necessary for us to achieve our business objectives. These policies will also serve to link pay with measurable performance, which, in turn, should help to align the interests of our executive officers with our shareholders.

Base Salary

Our Chief Executive Officer

We appointed Scott R. Silverman as our chief executive officer in early December 2006. In April 2006, our board of directors, together with a member of the board of directors of Applied Digital, initiated a search for a new chief executive officer, mindful that Kevin H. McLaughlin, who was then serving as our chief executive officer, was approaching retirement age. In connection with this search, an executive search firm was initially consulted, but was not formally retained. While the search firm advised as to the backgrounds of several potential candidates, our board recognized that key qualities our new chief executive officer would need to possess included a clear, in-depth understanding of the benefits of our VeriMed patient identification system, and the skills, energy level and zeal to lead our efforts to create a market for the VeriMed system – a significant component of our growth strategy. After considering the backgrounds and qualifications of the candidates presented by the search firm, our board realized that Mr. Silverman was the ideal candidate for the position given his support, as Applied Digital’s chief executive officer, of our efforts to create a market for the VeriMed system.

When our board broached the subject with Mr. Silverman of his becoming our chief executive officer, he indicated a willingness to accept the challenge and perceived reduction in status, provided it did not entail a financial sacrifice relative to his compensation arrangements as the chief executive officer of Applied Digital. Based on information provided to our board by the search firm at the outset of the search for a chief executive officer, our board had developed a sense of the compensation package – in terms of base salary, guaranteed bonus, additional at-risk incentive compensation and equity interest – that would need to be provided to a candidate for the position. Mr. Silverman’s compensation arrangements with Applied Digital were in line with the parameters identified in our board’s discussions with the search firm. Accordingly, the two members of our compensation committee other than Mr. Silverman, one of whom is the chairman of the compensation committees of our board of directors and the board of directors of Applied Digital, negotiated an employment agreement with Mr. Silverman that closely tracks the material terms of his prior employment agreement with Applied Digital. The two members of our compensation committee did not engage in an examination of the compensation arrangements of chief executive officers of peer companies. However, they and the board did consider how the terms of Mr. Silverman’s employment agreement compared with those of Mr. McLaughlin, determining that the difference in compensation was justified by the greater than originally anticipated challenges associated with our efforts to create a market for our VeriMed system.

Mr. Silverman’s employment agreement with us provides for an initial base salary of $420,000 per year, with the base salary being subject to an annual increase of no less than 10% in each of the second and third years of the term of the agreement. Thereafter, any increases are to be at our reasonable discretion.

Mr. McLaughlin, who served as our chief executive officer for all but the last month of 2006, was receiving an annual base salary of $200,000 at the time of his resignation as our chief executive officer in December 2006. Mr. McLaughlin became our chief executive officer upon the closing of the acquisition of EXI Wireless in March 2005. In connection with Mr. McLaughlin’s appointment as our chief executive officer, our board of directors granted to him a one-time signing bonus of $50,000.

Our Chief Financial Officer

We hired William J. Caragol as our chief financial officer in August 2006. Mr. Caragol had served as the chief financial officer of Government Telecommunications, Inc., a subsidiary of Applied Digital, prior to his appointment as our chief financial officer. Our employment agreement with Mr. Caragol provides for an annual base salary of $150,000. This amount reflects, in part, Mr. Caragol’s prior salary history.

Nurez Khimji served as our chief financial officer from April 2005 to early August 2006, at which time his employment with us was terminated. Mr. Khimji was a party to an executive agreement with EXI Wireless at the time of its acquisition. That agreement provided for an annual base salary of CDN$150,000. On March 1, 2006, Mr. Khimji’s base salary was increased to CDN $157,500.

Our President

We appointed Daniel A. Gunther as our president, effective June 10, 2005, concurrent with the completion of our acquisition of Instantel. Mr. Gunther was serving as the president and chief executive officer of Instantel at the time of the acquisition. Under the terms of the employment agreement we entered into with Mr. Gunther in June 2005, Mr. Gunther’s annual base salary is CDN $210,000.

Our Former Executive Vice President of VHI

In April 2005, we appointed Malik Talib as an executive vice president of our wholly-owned subsidiary, VHI (formerly EXI Wireless). Mr. Talib was serving as the president of EXI Wireless at the time of its acquisition in March 2005. We and Mr. Talib entered into an addendum to the executive agreement between EXI Wireless and Mr. Talib, which was effective as of April 1, 2005 and provided for Mr. Talib’s appointment as an executive vice president of our subsidiary, VHI, at an annual base salary of CDN $210,000. In April 2006, Mr. Talib was appointed as our senior vice president and a senior vice president of Applied Digital and Applied Digital’s majority-owned subsidiary, Digital Angel, at which time he ceased to be considered one of our executive officers. In conjunction with his appointment as a senior vice president, it was determined that his base salary would be paid equally by the three companies.

Bonus Compensation

We have not historically paid any automatic or guaranteed bonuses to our executive officers. However, we have from time to time paid signing or retention bonuses in connection with our initial hiring or appointment of an executive officer, or a change in a person’s position and responsibilities with us. For example, in 2005, Mr. McLaughlin received an aggregate of $150,500 in bonus compensation, $50,000 of which was in the form of a signing bonus upon his appointment as our chief executive officer, with the remaining amount representing a discretionary bonus. Similarly, Messrs. Talib and Khimji received retention bonuses of $50,000 and $35,000, respectively, in 2005 in connection with their appointments to their executive officer positions with us.

Compensation under Individual Senior Management Incentive Compensation Plans

We entered into senior management incentive compensation plans with each of our executive officers applicable to the 2006 fiscal year, other than Mr. Silverman, who was subject to Applied Digital’s 2006 incentive and recognition policy applicable to members of the executive management of Applied Digital. In December 2006, the board of directors of Applied Digital determined to fix the payment to be made to Mr. Silverman under the 2006 incentive and recognition policy at $900,000, which was paid in cash in December 2006.

Our senior management incentive compensation plans provide our senior management with the opportunity to receive incentive compensation in connection with the attainment of financial and other corporate performance objectives, as well as individual performance objectives, set forth in the plans. Our compensation committee sets those performance objectives, with the participation and input of our chief executive officer and other members of senior management. Although our executive officers are parties to individual plans, the plans reflect common corporate performance objectives intended to encourage senior management unity. In setting the performance objectives, our compensation committee includes performance objectives that are viewed as reasonably achievable and others that are viewed as more of a challenge to achieve. The intent is to provide a balance between the two to ensure that our executive officers maintain their level of motivation throughout the year.

Our senior management incentive compensation plans for fiscal year 2006 provide for the payment of incentive compensation, payable in cash, upon the attainment of some or all of the performance objectives in the plans. The plans provide that partial payments of incentive compensation will be considered in extraordinary circumstances. However, in the past our compensation committee has exercised a degree of discretion in awarding some or all of the targeted incentive compensation even when one or more of the underlying performance objectives have not been met, particularly if this was the result of external factors over which the individual officer had no control.

The 2006 plans provide for target amounts of incentive compensation that have either quarterly and annual components or only an annual component. This reflects the one-year orientation of the plans. The corporate performance objectives for fiscal year 2006 contained in one or more of the plans include achieving internally developed budgeted amounts for total revenue, revenue and EBITDA amounts from our Canadian-based businesses, and revenue from our human-implantable microchip. In general, each of the performance objectives set forth in the plans contains a specific weighting, expressed as a percentage of the maximum amount of incentive compensation to be received upon attainment of the objective or, in some cases, a dollar amount. The corporate performance objectives tend to be more heavily weighted than the individual performance objectives. This reflects the compensation committee’s view that the largest portion of potential incentive compensation should be based on our executive officers’ success as a team. With respect to the financial performance objectives in the 2006 plans, amounts of incentive compensation payable under the 2006 plans will not be determinable until our preparation of our audited consolidated financial statements for 2006.

Our compensation committee expects to enter into senior management incentive compensation plans for fiscal year 2007 with Messrs. Silverman, Caragol and Gunther in the first quarter of 2007. We expect those plans will contain performance metrics similar to those set forth in the 2006 plans.

Our compensation committee has not considered whether it would adjust or attempt to recover incentive compensation paid to any or all of our executive officers if the relevant performance objectives upon which such compensation were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts payable or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial statements due to our material noncompliance with any financial reporting requirement under the federal securities laws, as a result of misconduct, our chief executive officer and chief financial officer are legally required to reimburse us for any bonus or other incentive-based or equity-based compensation he or they receive from us during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of our securities during this 12-month period.

Equity Compensation

Our board of directors’ historical practice has been to grant equity-based awards to attract, retain, motivate and reward our employees, particularly our executive officers, and to encourage their ownership of an equity interest in us. Through February 8, 2007, such grants have consisted, with one exception, of stock options – specifically non-qualified stock options, that is, options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. The exception was our board’s awarding of 500,000 restricted shares of our common stock to Mr. Silverman at the time of his appointment as our chief executive officer in December 2006. Our board of directors considered the issuance of these shares, which represent approximately 8.3% of the total number of shares of our common stock outstanding as of December 31, 2006, to be in line with the amount of shares that we would have needed to issue to any qualified candidate for the chief executive officer’s position, based on the advice our board received from the search firm. The restricted shares issued to Mr. Silverman are subject to forfeiture in the event that Mr. Silverman’s employment agreement with us is terminated on or before December 31, 2008 by reason of Mr. Silverman’s resignation or our termination of his employment for cause.

Historically, our board has granted awards of stock options to our executive officers upon their appointment as executive officers, with our obligation to grant the options typically memorialized in the offer letter or employment agreement, or an addendum to an employment agreement, entered into with the applicable executive officer. In 2005, each of Messrs. McLaughlin, Gunther, Khimji and Talib received option grants under such circumstances. The options granted to Mr. McLaughlin in 2005 provided for a one-year vesting period. The options granted to Messrs. Gunther, Khimji and Talib provided for a three-year vesting period, with options exercisable for one-third of the underlying shares vesting each year. However, our board of directors accelerated the vesting of all outstanding and unvested stock options effective as of December 30, 2005, so that we could avoid recognizing in future periods non-cash compensation expense associated with such options in our consolidated statements of operations, which would have otherwise been required upon our adoption of FAS 123R, as of January 1, 2006. Mr. Caragol also received a grant of options in connection with his appointment as our chief financial officer in August 2006.

Except as discussed below, all grants of options to our executive officers and other employees, as well as to our directors, have been granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date, as determined by our board of directors. All equity-based awards have been reflected in our consolidated financial statements, based upon the applicable accounting guidance. Previously, we accounted for equity compensation paid to our employees and directors using the intrinsic value method under APB Opinion No. 25 and FASB Financial Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB Opinion No. 25.” Under the intrinsic value method, no stock-based compensation was recognized in our consolidated statements of operations for options granted to our directors, employees, consultants and others because the exercise price of such stock options equaled or exceeded the fair value of the underlying stock on the dates of grant. Effective January 1, 2006, we adopted FAS 123R using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption of FAS 123R. FAS 123R requires us to estimate and record an expense over the service period of the stock-based award. In 2006, our compensation committee, conscious of the less favorable accounting treatment for stock options resulting from adoption of FAS 123R, took a more deliberate approach to the granting of awards of stock options.

The compensation committee of our board of directors granted awards of stock options to Messrs. Khimji and Talib in January 2006 in accordance with the terms of the addenda to their respective executive agreements. entered into effective as of April 1, 2005. Each of the addenda provide that two tranches of options, each exercisable for a certain number of shares of our common stock, are to be granted to the applicable executive officer, the first tranche at the time of his appointment and the second tranche on or prior to January 15, 2006. The exercise price for both tranches is the same, specifically the fair value of our common stock at the time of our board of directors’ adoption of resolutions in July 2005 granting the first tranche of options. In January 2006, when our board of directors adopted resolutions granting the second tranche of options to Messrs. Khimji and Talib, the fair value of our common stock exceeded the fair value on the date our board of directors approved the first tranche of options. As a result, the exercise price of the second tranche of options granted to Messrs. Khimji and Talib was below the fair value of the underlying shares of common stock on the grant date of such options.

We structure cash incentive compensation so that it is taxable to our executive officers at the time it becomes available to them. We currently intend that all cash compensation paid will be tax deductible for

us. However, with respect to equity-based awards, while any gain recognized by our executive officers and other employees from non-qualified stock options should be deductible, to the extent that in the future we grant incentive stock options, any gain recognized by the optionee related to such options will not be deductible by us if there is no disqualifying disposition by the optionee. In addition, our grant of shares of restricted stock or restricted stock units that are not subject to performance vesting provisions may not be fully deductible by us at the time the grant is otherwise taxable to the grantee.

We do not have any program, plan or practice that requires us to grant equity-based awards on specified dates and, because we have not been a public company, we have not made grants of such awards that were timed to precede or follow the release or withholding of material non-public information. It is possible that we will establish programs or policies regarding the timing of equity-based awards in the future. Authority to make equity-based awards to executive officers rests with our compensation committee, which considers the recommendations of our chief executive officer and other executive officers. Upon becoming a Nasdaq-listed company, we will be subject to Nasdaq listing standards that, in general, require stockholder approval of equity-based plans.

Severance and Change of Control Payments

Our board of directors believes that companies should provide reasonable severance benefits to employees, recognizing that it may be difficult for them to find comparable employment within a short period of time. Our board also believes it prudent that we should disentangle ourselves from employees whose employment terminates as soon as practicable. Our historical practice for U.S. employees has been to make the termination of an employee effective immediately upon the communication of the termination rather than at the expiration of any required advance notice period. In such situations, we have continued to pay, on a post-termination basis, base salary compensation to the terminated employee under his or her employment agreement, if any, for the specified advance notice period. For our Canadian employees, we typically make the termination effective at the expiration of the required advance notice period as required under Canadian law. We are currently making severance payments to one of our former executive officers, Mr. Khimji, whose employment was terminated on August 2, 2006. Under the terms of Mr. Khimji’s employment agreement, he was entitled to six months’ prior written notice of termination. We are paying Mr. Khimji his base salary until February 3, 2007. In addition, on November 7, 2006, we gave notice to Mr. Talib of our termination of his employment, with the effective date of such notice being November 15, 2006. Under the terms of Mr. Talib’s employment agreement, Mr. Talib is entitled to 12 months’ prior written notice of termination. Accordingly, we are obligated to pay Mr. Talib his base salary until November 15, 2007, when his employment will terminate. This amount is being paid in bi-monthly installments that will continue until mid-November 2007.

Our employment agreement with Mr. Silverman contains termination provisions that are considerably more complex than that in place, if any, for our other executive officers. The compensation due Mr. Silverman in the event of the termination of his employment agreement varies depending on the nature of the termination and, depending on the type and timing of the termination, provides for substantial compensation payments to Mr. Silverman. In addition, unlike our employment agreements or offer letters with our other senior executives, Mr. Silverman’s employment agreement provides for substantial payments to him in the event we undergo a change in control. For additional information regarding the termination and change in control provisions of Mr. Silverman’s employment agreement, see “Potential Payments Upon Termination or Change in Control.” We believe that the termination and change in control provisions of Mr. Silverman’s employment agreement are more favorable to him than those in effect for chief executive officers of companies comparable to us, in terms of size, revenue, profitability and/or nature of business. However, our board of directors believes that these termination and change in control provisions, which are substantially the same as the corresponding provisions of Mr. Silverman’s prior employment agreement with Applied Digital, were necessary and appropriate to induce Mr. Silverman to accept the position as our chief executive officer, as more fully discussed above.

Other Benefits

We believe establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. Messrs. Silverman and McLaughlin are also provided with individual term life insurance policies. We do not currently provide a matching contribution under our 401(k) plan nor do we offer retirement benefits. Our officers and employees in Canada may have somewhat different employee benefit plans than those we offer domestically, typically based on certain legal requirements in Canada.

Perquisites

Our board of directors annually reviews the perquisites that members of senior management receive. With the exception of the perquisites received by Mr. Silverman, the cost to us of such perquisites is minimal. Under the terms of Mr. Silverman’s employment agreement with us, we are obligated to reimburse him for all reasonable travel, entertainment and other expenses incurred by him in connection with the performance of his duties and obligations under the agreement. In addition, consistent with his former employment agreement with Applied Digital, we are obligated to pay to Mr. Silverman $45,000 per year during the five-year term of his employment agreement, payable in two equal installments of $22,500 on each of January 15 and July 15, representing non-allocable expenses. Among the specific perquisites that Mr. Silverman is currently receiving are:

•	an automobile allowance for two automobiles and other automobile expenses, including insurance, gasoline and maintenance costs;

•	tickets to sporting events used primarily for business entertainment purposes; and

•	a membership in a private club.

Board Process

On at least an annual basis, the compensation committee of our board of directors approves all compensation and awards to our chief executive officer, our president and our chief financial officer. With respect to equity compensation awarded to other employees, the compensation committee grants stock options, generally based on the recommendation of our chief executive officer or president.

Summary Compensation Table

The following table sets forth information regarding compensation earned in or with respect to our fiscal year 2006 by:

•	each person who served as our chief executive officer in 2006;

•	each person who served as our chief financial officer in 2006;

•

our most highly compensated executive officer, other than our chief executive officer and our chief financial officer, who was serving as an executive officer at the end of 2006 and, at that time, was our only other executive officer; and

•

one other individual who served as an executive officer during 2006 but was not serving in such capacity at the end of 2006, for whom disclosure is required under applicable rules of the Securities and Exchange Commission.

We refer to these officers collectively as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(1)		All Other Compensation ($)		Total ($)
Scott R. Silverman(2) Chairman of the Board of Directors and Chief Executive Officer	2006	22,524	(3)	—	154,762	(4)	—		—		—		177,286
William J. Caragol(5) Chief Financial Officer	2006	51,923	(6)	—	—		62,034	(7)	75,000	(8)	66,029	(9)	254,986
Daniel A. Gunther President	2006	188,354	(10)	—	—		—		204,150	(11)	588	(12)	393,092
Kevin H. McLaughlin(13) Former Chief Executive Officer and Director	2006	190,585	(14)	—	—		—		123,512	(15)	10,980	(16)	325,077
Nurez Khimji(17) Former Chief Financial Officer	2006	143,133	(18)	—	—		10,081	(19)	25,683	(20)	671	(21)	179,568
Malik Talib(22) Former Executive Vice President	2006	104,208	(23)	—	—		20,083	(24)	—		924	(25)	125,215

(1)	The amounts shown in this column were paid, or are expected to be payable, under the terms of senior management incentive compensation plans for fiscal year 2006 entered into with each of our named executive officers other than William J. Caragol. Mr. Caragol’s offer letter and a related memo, which sets forth performance objectives and related dollar amounts, contain the terms that govern his potential receipt of incentive compensation for fiscal year 2006. For a description of the material terms of each of these plans, and the material terms of Mr. Caragol’s offer letter, see the discussion under “Our 2006 Senior Management Incentive Compensation Plans and Comparable Arrangements.” The amounts reflected in this column include amounts paid, or expected to be paid, to the applicable named executive officer with respect to one or more of the performance objectives set forth in the applicable senior management incentive compensation plan or offer letter for which attainment of such objectives was established as of year-end 2006, and our projections of the amounts that will be payable upon the completion of the preparation of our audited financial statements for the year ended December 31, 2006. Under prior rules of the Securities and Exchange Commission, payments under non-equity compensation plans were reported under the “Bonus” column.
(2)	Mr. Silverman became our chief executive officer as of December 5, 2006.
(3)	Mr. Silverman’s initial annual base salary under the terms of his employment agreement with us is $420,000.
(4)	Mr. Silverman received an award of 500,000 restricted shares of our common stock upon his appointment as our chief executive officer. The shares are subject to forfeiture in the event Mr. Silverman resigns or is terminated for cause on or before December 31, 2008. The dollar amount of this award reflected in the table represents the amount to be recognized in 2006 for financial statement reporting purposes in accordance with FAS 123R, determined by reference to that portion of the forfeiture period that occurred in 2006 based on the grant date fair value of the award. The grant date fair value of the award is reflected in the Grants of Plan-Based Awards table below.
(5)	Mr. Caragol became our chief financial officer as of August 21, 2006.
(6)	Mr. Caragol’s initial annual base salary specified in his offer letter with us is $150,000.
(7)

In connection with Mr. Caragol’s appointment as our chief financial officer, he was granted options exercisable for 50,000 shares of our common stock. The options vest equally over a three-year period. The dollar amount of this award reflected in the table represents the amount to be recognized in 2006 for financial statement reporting purposes in accordance with FAS 123R, determined by reference to that portion of the vesting period that occurred in 2006 based on the grant date fair value of the award. The grant date fair value of the award, determined using the Black Scholes pricing model, is reflected in the Grants of Plan-Based Awards table below. For information regarding the assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included elsewhere in this prospectus.

(8)	Mr. Caragol’s offer letter and the related memo provide that he is eligible to receive incentive compensation with respect to fiscal year 2006 of up to $75,000 based on the attainment of specified performance objectives. We currently anticipate that he will receive the maximum amount of $75,000. For a description of these performance objectives applicable to the receipt of this payment, see “Our 2006 Senior Management Incentive Compensation Plans and Comparable Arrangements.”
(9)	Mr. Caragol and his family relocated from Northern Virginia to the vicinity of our corporate headquarters in South Florida in connection with his appointment as our chief financial officer. This amount reflects relocation expenses paid by us as follows:

Nature of Expense	Amount of Expense
Broker’s commission on sale of Northern Virginia residence	$40,000
Transport of household possessions	$14,146
Commuting and lodging costs prior to relocation	$10,003
Travel costs for Mr. Caragol’s family	$1,880

Total	$66,029

(10)	Mr. Gunther’s annual base salary is paid in Canadian dollars. The amount reported has been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar.
(11)	Reflects incentive compensation of (i) $94,150 paid to Mr. Gunther in respect of the first three quarters of 2006 and (ii) $110,000, which we currently estimate is the maximum additional amount that could be earned by Mr. Gunther for 2006. The actual amount payable to Mr. Gunther will be determined following the preparation of our audited consolidated financial statements for the fiscal year ended December 31, 2006. For a description of the performance objectives applicable to the receipt of these payments, see “ Our 2006 Senior Management Incentive Compensation Plans and Comparable Arrangements.” The anticipated amount reflected in the table assumes that the compensation committee does not determine to waive or modify any of the performance objectives or otherwise exercise discretion with respect to the awarding of any incentive compensation to Mr. Gunther. The amount reported in the table has been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar.
(12)	This amount represents the cost of group term life insurance we maintain on behalf of Mr. Gunther.
(13)	Mr. McLaughlin resigned as our chief executive officer and as a member of our board of directors effective December 2, 2006.
(14)	For the first three months of 2006, Mr. McLaughlin’s annual base salary was $172,800. As of April 1, 2006, his annual base salary was increased to $200,000.
(15)	Reflects incentive compensation of (i) $48,512 paid to Mr. McLaughlin in respect of the first three quarters of 2006 and (ii) $75,000 which we currently estimate is the maximum additional amount that could be earned by Mr. McLaughlin for 2006. The actual amount payable to Mr. McLaughlin will be determined following the preparation of our audited consolidated financial statements for the fiscal year ended December 31, 2006. For a description of the performance objectives applicable to the receipt of these payments, see “ Our 2006 Senior Management Incentive Compensation Plans and Comparable Arrangements.” The anticipated amount reflected in the table assumes that the compensation committee does not determine to waive or modify any of the performance objectives or otherwise exercise discretion with respect to the awarding of any incentive compensation to Mr. McLaughlin.
(16)	This amount represents an automobile allowance in the amount of $9,000 and the cost of group term life insurance we maintain on behalf of Mr. McLaughlin in the amount of $1,980.

(17)	Mr. Khimji’s employment with us was terminated on August 2, 2006.
(18)	Mr. Khimji’s annual base salary at the time of the termination of his employment was CDN $157,500. Under the terms of Mr. Khimji’s executive agreement, as amended on April 29, 2004, he was entitled to six months’ prior written notice of termination. We are paying Mr. Khimji his base salary and the cost of his health benefits until February 3, 2007. The amount reported, representing his base salary paid in fiscal year 2006, has been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar.
(19)	In January 2006, Mr. Khimji was granted options exercisable for 639 shares of our common stock under the terms of the addendum to Mr. Khimji’s executive agreement. These options were fully vested as of the date of grant. The dollar amount of this award reflected in the table represents the grant date fair value of the award, determined using the Black Scholes pricing model, which is the amount to be recognized in 2006 for financial statement reporting purposes in accordance with FAS 123R. For information regarding the assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included elsewhere in this prospectus.
(20)	The amount set forth in the table represents incentive compensation paid in respect of the first two quarters of 2006. Mr. Khimji is not eligible to receive any additional incentive compensation. The amount reported has been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar.
(21)	This amount represents our contribution on behalf of Mr. Khimji to a defined contribution plan.
(22)	On November 7, 2006, we gave notice to Mr. Talib of our termination of his employment, with the effective date of such notice being November 15, 2006.
(23)	Mr. Talib’s annual base salary at the time we gave notice of the termination of his employment was CDN $210,000. In April 2006, upon Mr. Talib’s appointment as a senior vice president of us, Applied Digital and Digital Angel, his base salary became payable equally by us, Applied Digital and Digital Angel. Under the terms of Mr. Talib’s executive agreement, as modified by an addendum to that agreement, he is entitled to 12 months’ prior written notice of termination. We are paying Mr. Talib one-third of his base salary and one-third of the cost of his health benefits until November 15, 2007. The amount reported, representing the portion of his base salary in fiscal year 2006 that we paid, has been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar.
(24)	In January 2006, Mr. Talib was granted options exercisable for 1,277 shares of our common stock under the terms of the addendum to Mr. Talib’s executive agreement. These options were fully vested as of the date of grant. The dollar amount of this award reflected in the table represents the grant date fair value of the award, determined using the Black Scholes pricing model, which is the amount to be recognized in 2006 for financial statement reporting purposes in accordance with FAS 123R. For information regarding the assumptions made in determining the amount under the Black Scholes pricing model, see Note 5 of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included elsewhere in this prospectus.
(25)	This amount represents our contribution on behalf of Mr. Talib to a defined contribution plan.

We appointed Scott R. Silverman as our chief executive officer in early December 2006. Prior to this appointment, Mr. Silverman had been serving as the chief executive officer of our parent company, Applied Digital.

In connection with Mr. Silverman’s agreeing to step down from his position as Applied Digital’s chief executive officer and to induce him to waive all of his rights under his employment agreement with Applied Digital, Applied Digital entered into an agreement with Mr. Silverman, dated December 5, 2006, under which Mr. Silverman is to receive $3.3 million. This amount, which will be reflected as an expense by Applied Digital and will not have any impact on our financial results, is to be paid by Applied Digital in cash. However, in lieu of cash, Applied Digital may, in its sole discretion, elect to transfer shares of Applied Digital’s common stock that have a value of $3.3 million to Mr. Silverman. Applied Digital may elect to pay the amount in shares of such stock at any time during the 120-day period following the date of the agreement. If Mr. Silverman remains a member of Applied Digital’s board of directors or if there is some other reason that shareholder approval is necessary to permit the issuance of the stock to Mr. Silverman, then Applied Digital shall have 120 days from its election to make the payment in shares of its common stock to obtain shareholder approval. If Applied Digital does not obtain shareholder approval within the 120-day period following such election, the payment must be made in cash. In the event that Applied Digital issues shares of its common stock in payment of the $3.3 million, such stock is to be restricted. Specifically, the shares will be subject to forfeiture in the event that Mr. Silverman voluntarily resigns as our chairman and chief executive officer on or before December 31, 2008, or in the event that we terminate his employment for cause on or prior to such date in accordance with his employment and non-compete agreement with us.

The amounts shown in the following table reflect Mr. Silverman’s compensation from January 1, 2006 until December 4, 2006, during which period he served as the chief executive officer of our parent company, Applied Digital. All such amounts were paid or accrued by Applied Digital and do not affect our financial statements.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Scott R. Silverman Chairman of the Board of Directors and Chief Executive Officer of Applied Digital Solutions, Inc.	2006	377,799	900,000	(1)	—	—	—	3,403,016	(2)	4,680,815

(1)	In December 2006, Applied Digital’s board of directors determined to fix the amount payable to Mr. Silverman under the Applied Digital 2006 incentive and recognition policy in order to resolve and clarify outstanding compensation issues under the policy, given the wide range of potential payments under the policy and the timing of our planned initial public offering and how that would affect such range. Accordingly, Applied Digital fixed Mr. Silverman’s bonus for 2006 at $900,000. The amount is shown in the “Bonus” column instead of the “Non-Equity Incentive Compensation Plan” column as the amount paid was not determined solely by reference to the performance objectives set forth in the policy.
(2)	The amount shown includes (i) $3.3 million owed to Mr. Silverman under an agreement Applied Digital entered into with Mr. Silverman dated December 5, 2006 in connection with his agreeing to waive all of his rights under his employment agreement with Applied Digital, (ii) amounts in respect of perquisites and other personal benefits aggregating $102,716 provided by Applied Digital, and (iii) $300 in respect of group term life insurance provided to Mr. Silverman. The perquisites and other personal benefits provided by Applied Digital were as follows:

Nature of Expense	Amount of Expense
Expense allowance	$45,000
Automobile allowance for two automobiles and related insurance, maintenance and gasoline expenses	$32,235
Other*	$25,481

Total	$102,716

*	Tickets to sporting events primarily provided for business entertainment purposes and related food and beverages, a club membership, personal cellular telephone usage, personal home telephone and internet service, and home security monitoring service.

We aggregated the total amount of the lease payments and insurance, maintenance, and gasoline expenses relating to the two automobiles used by Mr. Silverman to compute the aggregate incremental cost associated with this perquisite. Under our employment agreement with Mr. Silverman, we will continue to provide him with substantially similar perquisites and other personal benefits.

2006 Grants Of Plan-Based Awards

Set forth in the table below is information regarding:

•

cash amounts that could have been received in 2006 by our named executive officers under the terms of the senior management incentive compensation plans or, in Mr. Caragol’s case, his offer letter and related memo;

•	stock option awards granted by the compensation committee of our board of directors to our named executive officers in 2006, reflected on an individual grant basis; and

•	an award of 500,000 restricted shares of our common stock to Mr. Silverman in December 2006.

These represent all of the grants of awards to our named executive officers under any plan during or with respect to 2006.

2006 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Closing Market Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Date of Board or Compensation Committee Action	Threshold ($)(1)	Target ($)(1)		Maximum ($)(1)
Scott R. Silverman	12/5/2006	12/2/2006	—	—		—	500,000	(2)	—		—		—	$4,500,000	(3)
William J. Caragol	8/21/2006	8/14/2006	—	$75,000		—	—		50,000	(4)	$10.00		$10.00	$278,581	(5)
Daniel A. Gunther	—	—	—	$264,085	(6)	—	—		—		—		—	—
Kevin H. McLaughlin	—	—	—	$350,000		—	—		—		—		—	—
Nurez Khimji	1/15/2006	1/15/2006	—	$176,056	(7)	—	—		639	(8)	$6.93	(9)	$20.25	$10,081	(5)
Malik Talib	1/15/2006	1/15/2006	—	$92,430	(7)	—	—		1,277	(8)	$6.93	(9)	$20.25	$20,083	(5)

(1)	Our non-equity incentive plans, under which our named executive officers have been and may be paid incentive compensation, in cash, with respect to 2006, consist of:

•	the individual senior management incentive compensation plans to which Messrs. Gunther, McLaughlin and Khimji are a party;

•	in Mr. Caragol’s case, his offer letter; and

•	in Mr. Talib’s case, the addendum to his executive agreement, which became effective in April 2005.

The terms of the senior management incentive compensation plans with respect to 2006 to which each of Messrs. Gunther, McLaughlin and Khimji are parties provide for target/maximum amounts of incentive compensation based upon the achievement of specified performance objectives. In addition, their plans provide for additional incentive compensation, for which there is no target/maximum amount, based on exceeding a performance objective relating to revenue of our Canadian-based businesses in 2006. For more information, see “Our 2006 Senior Management Incentive Compensation Plans and Comparable Arrangements.” Mr. Caragol’s offer letter provides for target/maximum incentive compensation of $75,000. The addendum to Mr. Talib’s executive agreement provides for annual incentive compensation of up to 50% of his base salary. Accordingly, amounts pertaining to the senior management incentive compensation plans, Mr. Caragol’s offer letter, and the addendum to Mr. Talib’s executive agreement are reflected in the “Target” column, except that no amount is included in the “Target” column of the table for Messrs. Gunther, McLaughlin and Khimji with respect to exceeding the performance objective relating to revenue of our Canadian-based businesses in 2006 as no target/maximum amount is specified with respect to that performance objective.

(2)	On December 18, 2006, Mr. Silverman received an award of 500,000 restricted shares of our common stock upon his appointment as our chief executive officer. The shares are subject to forfeiture in the event Mr. Silverman resigns or is terminated for cause on or before December 31, 2008. These shares were issued outside of our 2002 and 2005 Flexible Stock Plans.
(3)	This amount has been determined in accordance with FAS 123R based on the estimated fair value of our common stock as of the grant date of $9.00 per share.
(4)	In connection with Mr. Caragol’s appointment as our chief financial officer, on August 14, 2006 the compensation committee of our board of directors authorized the grant to Mr. Caragol of options exercisable for 50,000 shares of our common stock effective on the date he assumed such duties. Mr. Caragol assumed such duties on August 21, 2006. These options were granted under our 2002 Flexible Stock Plan.
(5)	The grant date fair value of the option award was determined under the Black Scholes pricing model in accordance with FAS 123R. For information regarding the assumptions made in connection with this determination, see Note 5 to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included elsewhere in this prospectus.
(6)	The target incentive compensation amounts specified in each of the senior management incentive compensation plans of Messrs. Gunther and Khimji, and in the addendum to Mr. Talib’s executive agreement, are stated in Canadian dollars. Those amounts are as follows: Mr. Gunther, CDN $300,000; Mr. Khimji, CDN $200,000; and Mr. Talib, CDN $105,000. The amounts reported in the table have been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar.
(7)

These amounts represent what Messrs. Khimji and Talib could have earned in 2006 as non-equity incentive compensation in 2006 had we not terminated Mr. Khimji’s employment in August and provided notice of the termination of Mr. Talib’s employment in November 2006, respectively. Mr. Khimji’s incentive compensation was comprised of quarterly and annual components, while Mr. Talib’s was comprised of only an annual component. We paid Mr. Khimji $25,683 in respect of his quarterly component for the first two quarters of 2006. Mr. Talib will not receive any, and Mr. Khimji will not receive any additional, incentive compensation for 2006.

(8)	In January 2006, our compensation committee granted to Mr. Khimji and Mr. Talib options exercisable for 639 and 1,277 shares of our common stock, respectively, in accordance with the terms of the addenda to their executive agreements, which became effective as of April 1, 2005. These options were issued outside of our 2002 and 2005 Flexible Stock Plans.
(9)	The addenda to Mr. Khimji’s and Mr. Talib’s executive agreements provide for the grant of options to Messrs. Khimji and Talib in two tranches, the first tranche in connection with Mr. Khimji’s appointment as our chief financial officer and Mr. Talib’s appointment as an executive vice president, respectively effective as of April 1, 2005, and the second tranche on or prior to January 15, 2006. The addenda provide that the exercise price for both tranches of options is the fair value of our common stock at the time of our board of directors’ adoption of resolutions granting the first tranche of options in July 2005. In January 2006, when our compensation committee adopted resolutions granting the second tranche of options to Messrs. Khimji and Talib, the estimated fair value of our common stock exceeded the estimated fair value of such stock on the grant date of the first tranche of options. As a result, the exercise price of the second tranche of options granted to Messrs. Khimji and Talib is below the fair value of the underlying shares of our common stock on the grant date of such options.

Our 2006 Senior Management Incentive Compensation Plans and Comparable Arrangements

In 2006, each of Messrs. Gunther, McLaughlin, Khimji, Caragol and Talib were eligible to receive cash incentive compensation upon the attainment of specific performance objectives. The target amounts of incentive compensation specified for each of these individuals in 2006, as well as the breakdown between the quarterly and annual components of such target incentive compensation, are as follows:

Name	Target Amount of Incentive Compensation ($)		Quarterly Component ($)		Annual Component ($)
William J. Caragol	$75,000		N/A		$75,000
Daniel A. Gunther	$264,085	(1)	$132,042	(1)	$132,042	(1)
Kevin H. McLaughlin	$350,000		$125,000		$225,000
Nurez Khimji	$176,056	(1)	$66,021	(1)	$110,035	(1)
Malik Talib	$92,430	(1)	N/A		$92,430	(1)

(1)	The target incentive compensation amounts specified in each of the senior management incentive compensation plans of Messrs. Gunther and Khimji, and in the addendum to Mr. Talib’s executive agreement, are expressed in Canadian dollars. The amounts reported in the table have been converted to U.S. dollars using the average exchange rate for 2006 of 1.136 Canadian dollars for each U.S. dollar. The Canadian dollar amounts are as follows:

Name	Target Amount of CDN ($)	Quarterly Component CDN ($)	Annual Component CDN ($)
Daniel A. Gunther	$300,000	$150,000	$150,000
Nurez Khimji	$200,000	$75,000	$125,000
Makil Talib	$105,000	N/A	$105,000

Messrs. McLaughlin, Gunther and Khimji were also eligible to earn additional incentive compensation relating to revenue from our Canadian-based businesses exceeding the 2006 budgeted amount for these businesses. As the plans do not specify a target or maximum amount relating to this performance objective, the table above does not reflect amounts that can be earned relative to such objective.

The tables below for each of Messrs. Caragol, Gunther and McLaughlin set forth:

•	the performance objectives applicable to his incentive compensation for 2006; and

•	the weighting of such performance objectives, stated as a percentage of the target amount of incentive compensation or as a dollar amount.

Following each table is a narrative discussion of the amounts paid, anticipated to be paid, or a range of the amount anticipated to be paid, in connection with such performance objectives, including, to the extent applicable, a discussion of whether performance objectives, the determination of the attainment of which does not require the preparation of our audited consolidated financial statements, have been or are expected to be achieved. The actual amounts to be paid to Messrs. Gunther and McLaughlin with respect to those performance objectives, the attainment of which is to be determined upon completion of the preparation of our audited consolidated financial statements for the fiscal year ended December 31, 2006, will not be calculable until that has occurred. Amounts anticipated to be paid assume that the compensation committee does not determine to waive or modify any of the performance objectives or otherwise exercise discretion with respect to the awarding of incentive compensation.

William J. Caragol

Performance Objective	Weighting
Successful 3rd quarter 2006 close in Ottawa	$12,500
Development of a new budget plan for 2007-2011	$12,500
Full transition of accounting to Ottawa by year-end 2006	$25,000
Participation in the preparation of this offering	$12,500
Implementation of a new implanted division compensation plan	$12,500

Management believes that each of Mr. Caragol’s performance objectives have been achieved and that, subject to the approval by the compensation committee, Mr. Caragol will be paid the full amount of his potential 2006 incentive compensation of $75,000. Such amount has been reflected as the amount earned by Mr. Caragol as non-equity incentive plan compensation in the Summary Compensation Table above.

Daniel A. Gunther

Performance Objective	Weighting (as a % of target incentive compensation of CDN $300,000)
Quarterly revenue from Canadian-based businesses(1)	50%
Total revenue of $34,852,000	7.5%
Revenue from Canadian-based businesses of $28,300,000	7.5%
EBITDA from Canadian-based businesses of $4,182,000	15%
Completion of our initial public offering raising gross proceeds in excess of $25 million	5%
Retaining a key technical employee through 2006	5%
Completion of the development of our Hugs infant protection system on our common technology platform	5%
Stabilization and deployment of asset identification and location systems initially sold	5%

(1)	The quarterly component is based on the amount of 2006 quarterly year-to-date revenue from our Canadian-based businesses relative to the budgeted annual revenue amount for these businesses in 2006 of $28,360,000.

Mr. Gunther is eligible to receive additional annual incentive compensation that is dependent solely upon revenue from our Canadian-based businesses for fiscal year 2006 exceeding $28,360,000, with the amount of such additional annual incentive compensation equal to the product obtained by multiplying CDN$600,000 (representing two times the target incentive compensation amount relating to the performance objectives listed in the above table) by the percentage that the actual revenue from our Canadian-based businesses in 2006 exceeds $28,360,000. Under this formula, the amount of such additional annual incentive compensation is limited only by the amount by which the actual revenue exceeds the budgeted amount.

We have paid Mr. Gunther $94,150 in respect of the quarterly performance objective for the first three quarters of 2006. Management currently intends to advise the compensation committee that Mr. Gunther:

•	did not achieve the objective relating to the completion of our initial public offering in 2006;

•	achieved the performance objectives relating to the retention of a key technical employee and the development of our Hugs system on our common technology platform; and

•	may be considered to have achieved a portion of the performance objective relating to stabilization and deployment of the initially sold asset identification and location systems.

With respect to the fourth quarter 2006 quarterly revenue performance objective, and certain of the other financial performance objectives described above, final determinations with respect to their achievement require completion of the preparation of our audited consolidated financial statements for the year ended December 31, 2006. Management currently anticipates that Mr. Gunther will receive between $65,000 and $110,000 in the aggregate in additional incentive compensation in connection with all of the foregoing performance objectives. For purposes of the Summary Compensation Table above, we have reflected $110,000 as the additional amount of non-equity incentive plan compensation earned by Mr. Gunther in 2006.

Kevin H. McLaughlin

Performance Objective	Weighting (as a % of target incentive compensation of $250,000 or $ amount)
Quarterly revenue(1)	50%
Revenue from Canadian-based businesses of $28,360,000	10%
EBITDA from Canadian-based businesses of $4,182,000	10%
Completion of our initial public offering raising gross proceeds in excess of $25 million	10%
40 hospitals adopting the VeriMed system as part of their standard protocol	10%
200 hospitals agreeing to adopt the VeriMed system as part of their standard protocol	5%
VeriMed database becoming operational and co-located in 2006	5%
Revenue from our human-implantable microchip in excess of $4,000,000	$50,000
Revenue from our human-implantable microchip in excess of $6,000,000	$50,000

(1)	The quarterly component is based on the amount of 2006 quarterly year-to-date revenue relative to the budgeted total annual revenue amount in 2006 of $34,852,000.

Mr. McLaughlin is eligible to receive additional annual incentive compensation that is dependent solely upon revenue from our Canadian-based businesses for fiscal year 2006 exceeding $28,360,000, with the amount of such additional annual incentive compensation equal to the product obtained by multiplying $500,000 (representing two times the target incentive compensation amount relating to the performance objectives listed in the above table, other than those tied to revenue from our human-implantable microchip) by the percentage that the actual revenue from our Canadian-based businesses exceeds $28,360,000. Under this formula, the amount of such additional annual incentive compensation is limited only by the amount by which the actual revenue exceeds the budgeted amount.

We have paid Mr. McLaughlin $48,512 in respect of the quarterly performance objective for the first three quarters of 2006. Management currently intends to advise the compensation committee that Mr. McLaughlin:

•	did not achieve the performance objective relating to the completion of our initial public offering in 2006 or either of the objectives relating to revenue from our human-implantable microchip; and

•

achieved the two performance objectives relating to hospitals adopting, and agreeing to adopt, the VeriMed system as part of their standard protocol and the objective of the VeriMed database becoming operational and co-located in 2006.

With respect to the fourth quarter 2006 quarterly revenue performance objective, and certain of the other financial performance objectives described above, final determinations with respect to their achievement require completion of the preparation of our audited consolidated financial statements for the fiscal year ended December 31, 2006. Management currently anticipates that Mr. McLaughlin will receive between $50,000 and $75,000 in the aggregate in additional incentive compensation in connection with all of the foregoing. For purposes of the Summary Compensation Table above, we have reflected $75,000 as the additional amount of non-equity incentive plan compensation earned by Mr. McLaughlin in 2006.

Nurez Khimji and Malik Talib

We terminated the employment of Mr. Khimji in August 2006. Mr. Khimji’s senior management incentive compensation plan was substantially similar to those of Messrs. Gunther and McLaughlin with respect to the financial and other corporate performance objectives and relative weightings. We paid Mr. Khimji $25,683 in respect of the quarterly year-to-date revenue performance objective for the first two quarters of 2006. He is not entitled to any further incentive compensation with respect to 2006.

We gave notice to Mr. Talib of the termination of his employment in November 2006. Mr. Talib’s 2006 incentive compensation performance objectives were set forth in an addendum to his executive agreement, and, unlike the senior management incentive compensation plans for 2006 to which Messrs. Gunther, McLaughlin and Khimji are a party, the performance objectives set forth in the addendum are subjective in nature and serve merely as factors for the compensation committee to consider in determining the amount of the incentive compensation to be paid to Mr. Talib in 2006. As a result of our having provided notice to Mr. Talib of the termination of his employment, Mr. Talib is not entitled to any incentive compensation with respect to 2006.

Outstanding Equity Awards As Of December 31, 2006

The following table provides information as of December 31, 2006 regarding unexercised stock options and restricted stock awards held by each of our named executive officers.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Scott R. Silverman(3)

	111,111 100,000 100,000	— — —		— — —	$0.225 $0.225 $1.125		2/7/2010 4/1/2011 5/26/2012	500,000 — —	(4)	$4,500,000 — —	(5)	— — —	— — —

Daniel A. Gunther

	55,555	—		—	$7.425	(6)	8/11/2013	—		—		—	—

William J. Caragol

	—	50,000	(7)	—	$10.000		8/21/2014	—		—		—	—

Kevin H. McLaughlin(8)

	22,222 55,556 144,444	— — —		— — —	$1.125 $1.125 $6.930		4/18/2011 5/26/2012 7/1/2013	— — —		— — —		— — —	— — —

Nurez Khimji(9)

	12,842 639	— —		—	$6.930 $6.930	(10)	7/1/2013 7/1/2013	—		—		—	—

Malik Talib(11)

	25,683 1,277	— —		— —	$6.930 $6.930	(10)	7/1/2013 7/1/2013	—				—	—

(footnotes on following page)

(1)	On December 12, 2005, our board of directors approved a proposal which provided for vesting on December 30, 2005 of all of our then outstanding and unvested stock options previously awarded to our directors, employees and consultants, one employee of Applied Digital and one employee of Digital Angel. In connection with the acceleration of these options, our board stipulated that a grantee that acquires any shares through exercise of any of such options shall not be permitted to sell such shares until the earlier of (i) the original vesting date applicable to such option or (ii) the date on which such grantee’s employment terminates for any reason. Due to this acceleration, as well as the fact that stock options granted by us on January 15, 2006 to Messrs. Khimji and Talib were immediately exercisable, the only stock options we have granted that are not currently exercisable are those granted to Mr. Caragol on August 21, 2006 which vest over a three-year period.
(2)	Except as otherwise indicated in notes 6 and 10 below, the exercise price of stock options reflected in the table represents the estimated fair market value of our common stock on the date of grant, as determined by our board of directors and management.
(3)	All stock options held by Mr. Silverman were granted to him in his capacity as a director and prior to his appointment as our chief executive officer.
(4)	This restricted stock award vests on December 31, 2008.
(5)	This amount is based on an estimated $9.00 per share fair market value of our common stock on December 31, 2006, as determined by our board of directors and management.
(6)	The fair market value of a share of our common stock on the date of grant was estimated to be $6.93.
(7)	These options vest equally over a three-year period: options exercisable for 16,667 shares of our common stock vest on August 21, 2007, options exercisable for 16,667 shares of our common stock vest on August 21, 2008, and options exercisable for 16,666 shares of our common stock vest on August 21, 2009.
(8)	Includes options we granted to Mr. McLaughlin while he was a director and executive officer.
(9)	Includes options we granted to Mr. Khimji while he was an executive officer.
(10)	The fair market value of a share of our common stock on the date of grant was estimated to be $20.25.
(11)	Includes options granted by us to Mr. Talib while he was an executive officer.

2006 Option Exercises and Stock Vested

In 2006, none of our named executive officers exercised any stock options or similar awards we granted to them, nor did any stock or similar award granted by us to any of our named executive officers vest.

Pension Benefits

None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with certain of our named executive officers that require us to make payments upon termination or a change in control of the Company. These arrangements are discussed below.

Scott R. Silverman

The compensation due Mr. Silverman in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation and Termination for Cause. In the event the agreement is terminated by reason of Mr. Silverman’s resignation or for “cause,” Mr. Silverman is entitled to:

•	any and all earned but unpaid base salary and any and all earned but unpaid incentive compensation as of the date of termination, to be paid within 30 days of Mr. Silverman’s last day of service; and

•	50% of his then base salary for a period of two years from the date of termination.

In addition, any vested stock options held by Mr. Silverman on his last day of service remain exercisable for the term of the options.

“Cause” is defined as conviction of a felony or Mr. Silverman’s being prevented from providing services under his employment agreement as a result of his violation of any law, regulation and/or rule.

If Mr. Silverman had been terminated for cause or if he had resigned on December 31, 2006, Mr. Silverman would have received an aggregate of $420,000 payable on a bi-weekly basis over a period of two (2) years from the date of termination. In addition, we would be required to take a compensation charge in connection with the value of his stock options exercisable for shares of our common stock of approximately $2,540,000. The 500,000 restricted shares of our common stock granted to Mr. Silverman in connection with his appointment as our chief executive officer would be forfeited in the event Mr. Silverman resigns or is terminated for cause on or before December 31, 2008.

Disability, Death, Constructive Termination or Termination Without Cause. In the event the agreement is terminated by reason of Mr. Silverman’s “total disability,” death or constructive termination (defined as a material breach by us of our obligations under the agreement), or without cause, Mr. Silverman is entitled to, in addition to our maintaining his fringe benefits through December 31, 2011:

•	any and all earned but unpaid base salary and any and all earned but unpaid incentive compensation as of the date of termination;

•	the greater of (A) his then base salary from the date of termination through December 31, 2011, or (B) two times his then base salary; and

•

the average bonus paid by us to Mr. Silverman for the three full calendar years immediately prior to the date of termination, or 50% of the bonus paid by Applied Digital to Mr. Silverman in 2006, if the termination occurs in 2007, or 75% of the bonus paid by us to Mr. Silverman in 2007, if the termination occurs in 2008, which amount shall be interpolated from the date of termination through December 31, 2011.

In addition, any outstanding stock options held by Mr. Silverman on his last day of service shall vest and become exercisable as of the date of termination, and will remain exercisable for the term of the options. Mr. Silverman would also retain all rights to the 500,000 restricted shares of our common stock granted to him in connection with his appointment as our chief executive officer. We have also agreed to continue to pay all remaining lease payments on the automobile then used by Mr. Silverman and to maintain Mr. Silverman on our group medical plan on the same conditions as if he remained an employee until he is eligible to be covered under another comparable group medical plan.

“Total disability” is defined as Mr. Silverman’s inability, due to illness, accident or any other physical or mental incapacity, to perform his usual responsibilities performed by him for us prior to the onset of such disability, for one hundred eighty (180) consecutive days during the term of the agreement.

If Mr. Silverman had been terminated on December 31, 2006, without cause or as a result of his total disability, death or constructive termination, Mr. Silverman would have received $4,656,600, such payment to be made at our option in cash or our stock within sixty (60) days of his last day of service. Mr. Silverman would have also received benefits (Company-paid health insurance and automobile lease payments) in amounts per year ranging from $27,000 to $75,000, assuming health insurance is paid for a period of eighteen (18) months.

Under the agreement, if Mr. Silverman, at his sole option, does not desire to receive stock in connection with a termination without cause or resulting from his total disability, death, or constructive termination, then we would be obligated to pay him fifty percent (50%) of the amounts due in cash within sixty (60) days of his last day of service, with the remaining amount due to be paid within one hundred eighty (180) days of his last day of service; provided, that we would be obligated to continue to pay him his then base salary for one hundred eighty (180) days from his last day of service, which payments would be credited against the amount due by us to him.

Change in Control. In the event of a “change in control,” Mr. Silverman is entitled to the sum of:

•	any and all earned but unpaid base salary and earned but unpaid incentive compensation as of the date of the change in control;

•	five times his then base salary; and

•

five times the average incentive compensation paid by us to Mr. Silverman for the three full calendar years immediately prior to the change in control, or the number of calendar years completed prior to the change in control, if less than three calendar years.

In addition, any outstanding stock options shall vest and become exercisable at the date of the change in control and will remain exercisable for the term of the option. We have also agreed to continue to pay all remaining lease payments on the automobile then used by Mr. Silverman.

Under the agreement, a “change in control” shall be deemed to occur if any person or entity (or persons or entities acting as a group) acquires our stock that, together with stock then held by such person, entity or group, results in such person, entity or group holding more than fifty (50%) percent of the fair market value or total voting power of us, as well as the members of our board of directors prior to the transaction no longer constituting a majority of the members of our board of directors following such transaction. The following shall not be deemed a change in control:

•	the acquisition of our stock by our parent company, Applied Digital or its affiliates;

•	a public offering or sale to the public of our stock; or

•

a merger with another company, unless such merger also results in the members of our board of directors prior to such transaction not constituting a majority of our board of directors following such transaction.

In the event a change in control had occurred on December 31, 2006, Mr. Silverman would have received $2,100,000, payable within ten (10) days of the change in control. Mr. Silverman would also have received benefits (automobile lease payments) in the amount of $25,500.

The employment agreement prohibits Mr. Silverman from competing with us or any of our affiliates by directly or indirectly engaging in any of our or their respective businesses, or any business comparable to our business or that of our affiliates, during the term of the employment agreement and for a period of two years following his resignation from us at any location at which we or our affiliates conduct business and/or provide any services. The employment agreement also includes a provision relating to non-disclosure of proprietary information.

Nurez Khimji

Our executive agreement with Nurez Khimji , as amended by the addendum to the agreement, provides that we may terminate Mr. Khimji’s employment upon six months’ prior written notice. On August 2, 2006, we provided Mr. Khimji with a notice of termination of his employment. Accordingly,

Mr. Khimji will continue to receive his salary and health benefits until February 3, 2007; however, he will not receive any further quarterly or annual incentive compensation under the terms of his senior management incentive compensation plan for 2006. As of December 31, 2006, the amount of such salary paid to Mr. Khimji following the notice of termination was approximately $57,725, and the amount of salary and health benefits owed to Mr. Khimji through February 3, 2007 is approximately $19,635. We are paying his salary in semi-monthly installments on the 15th and the 30th of each month.

Malik Talib

Our executive agreement with Malik Talib, as amended by the addendum to the agreement, provides that we may terminate Mr. Talib’s employment upon one year’s prior written notice or payment of an amount equal to the aggregate of his salary paid in the 12 months prior to the month of termination. Notice of termination was given to Mr. Talib on November 7, 2006 with an effective date of November 15, 2006 such that his employment will terminate on November 15, 2007. Under the terms of the addendum, Mr. Talib will continue to receive his salary and health benefits until November 15, 2007; however, he will not receive any incentive compensation. As of December 31, 2006, the amount of such salary paid to Mr. Talib following the notice of termination was approximately $23,600, and the amount of salary and health benefits owed to Mr. Talib through November 15, 2007 is approximately $169,474. We are paying his salary in semi-monthly installments on the 15th and the 30th of each month.

Executive Employment Arrangements

Scott R. Silverman

Scott R. Silverman was appointed as our chief executive officer effective December 5, 2006 and entered into an employment and non-compete agreement with us dated December 5, 2006. The employment agreement provides for an initial base salary of $420,000 per year, with the base salary being subject to an annual increase of no less than 10% in each of the second and third years of the term of the agreement. The term of the agreement is five years from the effective date. Mr. Silverman is entitled to other fringe benefits generally available for similarly situated employees, such as participation in the Company’s 401(k) plan, Company-paid health insurance, and reimbursement of reasonable business expenses, as well as use of an automobile leased by the Company and payment of all applicable annual membership dues relating to the Ocean Reef Yacht Club. The membership dues at the Ocean Reef Yacht Club are approximately $2,700 per year. We are obligated to pay to Mr. Silverman $45,000 per year during the term of the agreement, payable in two equal installments of $22,500 on or before January 15 and July 15, representing non-allocable expenses that are to be deemed additional compensation to Mr. Silverman.

The employment agreement specifies that Mr. Silverman will be eligible to receive incentive compensation for each calendar year during the term of the agreement in an amount to be determined by our board of directors. The board plans to establish Mr. Silverman’s incentive compensation criteria in the first quarter of 2007. Since there is currently no limitation on the amount of Mr. Silverman’s incentive compensation, the amount of incentive compensation ultimately paid to Mr. Silverman could be significant and could exceed, by a substantial amount, 100% of his base compensation.

The employment agreement further specifies that Mr. Silverman is to receive 500,000 shares of restricted common stock. The shares are subject to forfeiture in the event Mr. Silverman resigns or is terminated for cause on or before December 31, 2008.

For a description of the termination and change in control provisions of Mr. Silverman’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

The employment agreement prohibits Mr. Silverman from competing, directly or indirectly, with us or any of our affiliates in any of our or their respective businesses during the term of the employment agreement and for a period of up two years following his resignation from the Company. The employment agreement also includes a provision relating to non-disclosure of proprietary information.

Kevin H. McLaughlin

Kevin H. McLaughlin served as our chief executive officer from March 2005 through December 2, 2006, at which time he resigned as chief executive officer and as a director of the Company. At the time of his resignation, Mr. McLaughlin was receiving an annual base salary of $200,000 and a monthly car allowance of $750. Mr. McLaughlin also received Company-paid health insurance. As a participant in the health plan, he also received a $20,000 employee life policy. These benefit plans are subject to annual revision or replacement. He also received a Company-paid $250,000 executive term life policy.

In connection with Mr. McLaughlin’s resignation, he will receive his salary and benefits until March 31, 2007 and he will remain eligible to receive incentive compensation for 2006 under the terms of his senior management incentive compensation plan. However, he will not receive incentive compensation for 2007. Additionally, any outstanding stock options he has been granted will remain exercisable for the life of the option.

William J. Caragol

William J. Caragol was appointed as our chief financial officer effective August 21, 2006 and entered into an offer letter with us dated August 2, 2006. The offer letter provides for an initial base salary of $150,000 per year and other benefits generally available for similarly situated employees, such as participation in the Company’s 401(k) plan and Company-paid health insurance. In addition, certain of the moving and related expenses associated with the relocation of Mr. Caragol and his family from Northern Virginia to Florida are to be paid or reimbursed by the Company.

The offer letter includes provisions relating to ownership of proprietary information, disclosure and ownership of inventions and non-solicitation of customers. Mr. Caragol has agreed that, while our employee and for the one-year period following the end of his employment, he will not, directly or indirectly, attempt to solicit or in any other way disturb or service any person, firm or corporation that has been a customer, employee or vendor of the Company, or that of its current or future affiliates, at any time within one year prior to the end of his employment.

Daniel A. Gunther

Daniel A. Gunther was appointed as our president, effective June 10, 2005, and entered into an employment agreement with us effective as of that date. The employment agreement provides for an initial base salary of CDN$210,000 per year and other benefits generally available for similarly situated employees, such as company-paid health insurance.

The employment agreement includes provisions relating to ownership of proprietary information, disclosure and ownership of inventions and non-solicitation of customers. In the last regard, Mr. Gunther has agreed that, while our employee and for the one-year period following the end of his employment, he will not, directly or indirectly, attempt to solicit or in any other way disturb or service any person, firm or corporation that has been a customer, employee or vendor of the Company, or that of its current or future affiliates, at any time within one year prior to the end of his employment.

Malik Talib

On April 28, 2006, Malik Talib was appointed as a senior vice president of the Company, our parent company, Applied Digital, and Applied Digital’s majority-owned subsidiary, Digital Angel. Prior to this appointment, Mr. Talib was an executive officer of the Company, serving as an executive vice president of VHI, our wholly-owned subsidiary. At the time of his appointment as senior vice president, Mr. Talib ceased to be considered an executive officer of the Company. VHI, formerly EXI Wireless Inc., and Mr. Talib entered into an addendum to an executive agreement, dated February 1, 2000, between EXI Wireless Inc. and Mr. Talib which addendum became effective as of April 1, 2005.

We gave Mr. Talib notice of termination of his employment on November 7, 2006, with an effective date of November 15, 2006, such that his employment will terminate on November 15, 2007. Mr. Talib has agreed that, if he is no longer employed by us, he will not, for a period of two years, engage in any aspect of the wireless technology business in North America or solicit any of our customers or employees.

Nurez Khimji

Nurez Khimji served as our chief financial officer from April 1, 2005 through August 2, 2006 at which time his employment with the Company was terminated. Previously, Mr. Khimji was serving as chief financial officer of EXI Wireless. VHI, formerly EXI Wireless Inc., and Mr. Khimji are parties to an executive agreement, dated December 17, 2001, as amended as of April 29, 2004. We entered into an executive agreement addendum with Mr. Khimji effective as of April 1, 2005.

We gave Mr. Khimji notice of termination of his employment on August 2, 2006. Under the terms of his executive agreement, Mr. Khimji agreed that, for a period of two years from the time of termination of his employment, he would not: (i) engage in the research, development, manufacture, distribution and marketing of wireless technologies, including radio tagging which uses RFID technology; or (ii) solicit any customers or active prospects, at the time of the termination of his employment, for the purpose of selling or supplying any product or service that competes with or is similar to this business.

Stock Option and Other Compensation Plans

VeriChip Corporation 2002 Flexible Stock Plan and 2005 Flexible Stock Plan

The Company sponsors and maintains two separate flexible stock plans, the 2002 Flexible Stock Plan and the 2005 Flexible Stock Plan.

The 2002 Flexible Stock Plan was approved by Applied Digital, as our sole stockholder, in February 2002 and by our board of directors in April 2002. Our board of directors adopted resolutions amending the 2002 Flexible Stock Plan in July 2004, November 2004, March 2005 and December 2006. The 2002 Flexible Stock Plan, as amended, was approved by Applied Digital, as our sole stockholder, in March 2005 and December 2006.

The 2005 Flexible Stock Plan was adopted by Applied Digital’s board of directors on April 27, 2005 and approved by the stockholders of Applied Digital on June 11, 2005. Our board of directors adopted resolutions amending the 2005 Flexible Stock Plan in December 2006, and the amendment was approved by Applied Digital, as our then sole stockholder, in December 2006. The 2005 Flexible Stock Plan also provides that we may grant awards of common stock in lieu of cash compensation pursuant to the mutual agreement of the applicable plan participant and us.

The purpose of our Flexible Stock Plans is to attract, retain, motivate and reward employees and directors and to encourage ownership of our common stock by them. The 2002 Flexible Stock Plan and the 2005 Flexible Stock Plan are substantially similar in form, types of awards and other material provisions, except with respect to the eligibility provisions under each respective plan and the total number of shares reserved for issuance under each plan. The total number of shares reserved for issuance under the 2002 Flexible Stock Plan is 1,966,667. The total number of shares reserved for issuance under the 2005 Flexible Stock Plan is 277,778.

Eligibility for Benefits

The 2002 Flexible Stock Plan and the 2005 Flexible Stock Plan have different eligibility provisions.

The 2002 Flexible Stock Plan’s eligibility provision provides that benefits may be awarded to individuals selected by the Committee who are employees of, or members of the board of directors of, our company or its affiliates. Only employees will be eligible for incentive stock options under the plan.

The 2005 Flexible Stock Plan’s eligibility provisions are more expansive and provide that benefits may be awarded to individuals selected by the Committee who are employees of, or members of the board of directors of, our company or its affiliate (including former employees and former members of the board of directors if in connection with their separation from our company), employees and owners of entities which are not affiliates but which have a director or indirect ownership interest in our company or its affiliates or in which our company or its affiliate has a direct or indirect ownership interest, individuals who, and employees and owners of entities which, are entities which render services to our company and its affiliates and individuals who, and employees and owners of entities, which have ownership or business affiliations with any individual or entity described above. Only employees will be eligible for incentive stock options under the plan.

Shares Issued under the Flexible Stock Plans

Shares issued under the 2002 Flexible Stock Plan and the 2005 Flexible Stock Plan may be authorized but unissued shares, shares held in treasury, or both. If an option or stock appreciation right, or SAR, expires or is terminated, surrendered or canceled, without having been fully exercised, if restricted shares or performance shares are forfeited, or if any other grant results in shares of our common stock not being issued, the shares covered by such option or SAR, grant of restricted shares, performance shares or other grant, as the case may be, shall again be available for use under the Flexible Stock Plans.

The Flexible Stock Plans contain provisions for equitable adjustments of awards granted under the plans if there is any change in our common stock by reason of any stock dividend, spin-off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination or exchange of shares.

Administration

Each Flexible Stock Plan is administered by a committee, referred to as the Committee. The Committee shall consist of two or more members of the board all of whom shall be “independent directors” as defined in Nasdaq Rule 4200(a)(15), provided, however, (i) if the Company is a “controlled company” as defined in Nasdaq Rule 4350(c)(5), the Committee may include one or more directors who are not “independent” as defined in Nasdaq Rule 4200(a)(15) as and to the extent permitted by the rules of Nasdaq and (ii) if the Committee is composed of at least three members, the board may appoint one member who is not “independent” as so defined as and to the extent permitted by, and subject to the requirements of, Nasdaq Rule 4350(c)(3)(C). Subject to the foregoing, at least two members of the Committee shall each be an “outside director” as defined in Section 162(m) of the Internal Revenue Code and a “nonemployee director” as defined in Rule 16b-3 promulgated under the Securities and Exchange Act of 1934 and the Committee shall be authorized to delegate to such members of the Committee all authority under the Plans as and to the extent necessary or desirable to ensure compliance with, or to obtain the benefits of, said Section 162(m) and/or Rule 16b-3. Notwithstanding the foregoing, the board may appoint an additional Committee that does not consist solely of outside directors and nonemployee directors to administer the Plan with respect to participants whose benefits are not affected by the restrictions of Rule 16b-3 or Section 162(m) of the Internal Revenue Code.

Subject to the provisions of each Flexible Stock Plan, the Committee has complete authority to:

•	determine when and to whom benefits are granted and the type and amounts of such benefits;

•	determine the terms, conditions and provisions of, and restrictions relating, to each benefit granted;

•	interpret and construe the Flexible Stock Plans and all agreements granting benefits under the plans;

•	prescribe, amend and rescind rules and regulations relating to the plans;

•	determine all questions relating to benefits under the plans;

•	maintain accounts, records and legends relating to benefits;

•	employ agents, attorneys or accountants or other persons for such purposes as the Committee considers necessary or desirable;

•

take, at any time, any action required or permitted by the Flexible Stock Plans in the case of a change of control (as defined in the plans), irrespective of whether a change of control has occurred or is imminent;

•

determine, except to the extent otherwise provided in the Flexible Stock Plans, whether and the extent to which benefits will be structured to conform to the requirements applicable to “performance-based compensation” under Section 162(m)(4)(c) of the Internal Revenue Code, and to take such action, establish such procedures, and impose such restrictions at the time such benefits are granted as the Committee determines to be necessary or appropriate to conform to such requirements; and

•	do and perform all acts which it may deem necessary or appropriate for the administration of the Flexible Stock Plans and carry out the purposes of the Flexible Stock Plans.

Amendment, Termination and Change in Control

Our board of directors has the sole right and power to amend either Flexible Stock Plan at any time. However, our board of directors may not amend either Flexible Stock Plan without stockholder approval if such amendment:

•	would cause options, which are intended to qualify as incentive stock options to fail to qualify as such;

•	would cause the Flexible Stock Plan to fail to meet the requirements of Rule 16b-3 under the Securities Exchange Act of 1934;

•	would violate applicable law; or

•	would result in

–	any material increase in the number of shares of our common stock to be issued under the Flexible Stock Plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction);

–	any material increase in benefits to participants, including any material change to permit a repricing (or decrease in exercise price) of outstanding options to reduce the price at which shares of our common stock or options to purchase shares of our common stock may be offered, or to extend the duration of the Flexible Stock Plan;

–	any material expansion of the class of participants eligible to participate in the Flexible Stock Plan; or

–	any expansion in the types of options or benefits provided under the Flexible Stock Plans.

The amendment or termination of either Flexible Stock Plan will not adversely affect any award granted prior to such amendment or termination. However, any benefit may be modified or canceled by the Committee if and to the extent permitted by the Flexible Stock Plans or benefit agreement or with the consent of the participant to whom such benefit was granted.

Each of the Flexible Stock Plans terminates upon the earlier of the tenth anniversary of its effective date or the date the Flexible Stock Plan is terminated by the board.

In the event of a change of control, all outstanding incentive stock options and non-qualified stock options shall become fully exercisable, except to the extent that the right to exercise the option is subject to restrictions established in connection with a SAR that is issued in tandem with the option; all outstanding SARs shall become immediately payable, except to the extent that the right to exercise the SAR is subject to restrictions established in connection with an option that is issued in tandem with the SAR; all shares of restricted stock shall become vested; all performance shares shall be deemed fully earned; and all cash awards, other stock based awards and other benefits shall become fully vested and/or earned and paid out in such manner as determined by the Committee. In addition, the Committee may, to the extent not inconsistent with the above, provide such protection as it deems necessary to maintain a participant’s rights, including, without limitation:

•

providing for purchase of any benefit for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such benefit had such benefit been then exercisable or payable;

•	making such adjustment to the benefits then outstanding as the Committee deems appropriate to reflect such transaction or change; and/or

•	causing the benefits then outstanding to be assumed, or new benefits substituted therefor, by the surviving corporation.

Types of Benefits

Under the Flexible Stock Plans, the Committee may grant a number of different types of benefits. A summary of the principal characteristics of various types of benefits which may be granted is set forth below.

Stock Options. Two types of stock options may be granted under each Flexible Stock Plan. Stock options intended to qualify for special tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, are referred to as “incentive stock options,” and options not intended to so qualify are referred to as “non-qualified stock options.” In the case of options intended to qualify as incentive stock options, such terms must meet all requirements of Section 422 of the Internal Revenue Code. In the case of non-qualified stock options, the option price shall be determined by the Committee but shall be no less than 85% (100% in the case of the 2005 Flexible Stock Plan) of the fair market value of the shares of our common stock at the time the option is granted, and, in the case of incentive stock options, the price shall be determined by the Committee but shall be no less than the fair market value of the shares of our common stock at the time the option is granted.

The other terms of options shall be determined by the Committee and set forth in any agreement evidencing the terms of benefits granted under each Flexible Stock Plan.

SARs. A SAR is the right to receive an amount equal to the appreciation in value of a share of common stock from the time the SAR is granted until the time the grantee elects to receive payment. Participants who elect to receive payment of SARs shall receive payment in cash, common stock or a combination of both, as the Committee shall determine. SARs granted under the 2005 Flexible Stock Plan are only payable in shares of our common stock. When SARs are granted in tandem with an incentive stock option, the SARs must contain such terms and conditions as are necessary for the related option to qualify as an incentive stock option. In addition, if SARs are granted in tandem with a stock option, the exercise of the option shall cause a correlative reduction in the SARs and the payment of SARs shall cause a correlative reduction in the shares under the option.

Restricted Stock. Restricted stock is common stock which is subject to forfeiture until a period of time has elapsed or certain conditions have been fulfilled. Unless the Committee determines otherwise, shares of restricted stock shall be granted at a cost equal to par value (presently $0.01 per share). Certificates representing shares of restricted stock shall bear a legend referring to the applicable Flexible Stock Plan, noting the risk of forfeiture of the shares and stating that such shares are non-transferable until all restrictions have been satisfied and the legend has been removed. At the discretion of the Committee, the grantee may or may not be entitled to full voting and dividend rights with respect to all shares of restricted stock from the date of grant.

Performance Shares. Performance shares are the right to receive shares of our common stock or cash equal to the fair market value of such shares at a future date in accordance with the terms of the grant. The terms and conditions of such performance shares shall be determined by the Committee, in its sole discretion, but generally are expected to be based substantially upon the attainment of targeted profit and/or performance objectives.

Cash Awards. A cash award is a benefit payable in cash. The Committee may grant a cash award at such time and such amounts it deems appropriate. The amount of any cash award in any fiscal year to any participant who is subject to Section 16 of the Securities Exchange Act of 1934 shall not exceed the greater of $100,000 or 100% of his or her cash compensation (excluding any cash award) for such fiscal year.

Other Stock Based Awards. An other stock based award is an award that is valued in whole or in part by reference to, or is otherwise based on, our common stock. Other stock based awards may include, without limitation, the grant of shares based on certain conditions, the payment of cash based on the performance of the common stock, and the grant of securities convertible into shares. Under the 2005 Flexible Stock Plan, the Committee shall have the right to grant shares in lieu of the payment of cash compensation pursuant to the mutual agreement of the participant and us.

Other Benefits. The Committee shall have the right to provide types of benefits under the Flexible Stock Plans in addition to those specifically listed, if the Committee believes that such benefits would further the purposes for which the applicable plan was established.

Transferability. Unless otherwise specified in an agreement or permitted by the Committee, each benefit shall be non-transferable other than by will or the laws of descent and distribution and shall be exercisable during a participant’s lifetime only by him/her.

Tandem Awards. Awards may be granted by the Committee in tandem. However, no benefit may be granted in tandem with an incentive stock option except SARs.

Payment. Upon the exercise of an option or in the case of any other benefit that requires a payment to us, the amount due the Company is to be paid:

•	in cash, including by means of a so-called “cashless exercise” of an option;

•	by the surrender of all or part of a benefit (including the benefit being exercised);

•	by the tender to us of shares owned by the optionee and registered in his/her name having a fair market value equal to the amount due us;

•	in other property, rights and credits deemed acceptable by the Committee, including the participant’s promissory note; or

•	any combination of the payment methods listed above.

However, any method of payment other than payment in cash of through a cashless exercise of an option may be used only with the consent of the Committee or if and to the extent provided in the benefit agreement.

Limitation on Benefits. The 2002 Flexible Stock Plan provides that the total number of shares that may be covered by options where the purchase price is no less than the fair market value of the shares on the grant date, plus SARs which may be granted to any participant in any fiscal year shall not exceed $25,000,000. The 2005 Flexible Stock Plan provides that the total number of shares that may be covered by options where the purchase price is no less than the fair market value of the shares on the grant date, plus SARs which may be granted to any participant in any fiscal year shall not exceed 333,333 shares under the 2005 Flexible Stock Plan.

Limitation on Exercise. Notwithstanding anything contained in the stock option award, no holder of an Option may exercise such Option if the Company’s common stock is not then traded publicly on the bulletin board or on a stock exchange or stock market, except: (i) in connection with a sale of all or part of the Company’s common stock, or (ii) within two months prior to the expiration of the option as provided in the stock option award (or as may be extended by the Committee).

Effect of Termination for Cause. If a participant is an employee and he or she is “terminated for cause,” or violates any of the terms of such participant’s employment after such participant has become vested in any of such participant’s rights under the Flexible Stock Plans, the participant’s full interest in such rights shall terminate on the date of such termination of employment and all rights thereunder shall cease. Whether a participant’s employment is terminated for cause shall be determined by our board of directors. Cause shall include, but not be limited to, gross negligence, willful misconduct, flagrant or repeated violations of our policies, rules or ethics, a material breach by the participant of any employment agreement between the participant and the employer, intoxication, substance abuse, sexual or other unlawful harassment, disclosure of confidential or proprietary information, engaging in a business competitive with us or our affiliates, or dishonest, illegal or immoral conduct.

Canadian Benefit Plans

We maintain group health and welfare plans for our eligible Canadian employees, including employee-paid short term and long term disability and critical illness insurance, as well as basic and dependent life, extended health, vision and dental benefits. We also maintain for these employees a voluntary group registered retirement savings plan.

Sales Incentive Compensation Plans

We have adopted a Sales Incentive Compensation Plan that provides monetary incentives for meeting and exceeding revenue targets.

Employees that are eligible to participate in the Sales Incentive Compensation Plan are identified each fiscal year, and are not assured continued participation. Participating employees receive pre-determined compensation for achieving specified revenue targets.

Retirement Plans

Applied Digital has a retirement savings plan under section 401(k) of the Internal Revenue Code for the benefit of eligible United States employees, including our eligible U.S. employees. Applied Digital has made no matching contributions to the 401(k) Plan.

Director Compensation

Prior to this offering, our non-employee directors, other than Tommy G. Thompson, did not receive any cash compensation for their service as directors. We did, however, reimburse our non-employee directors for their reasonable out-of pocket expenses in connection with attendance at board and board committee meetings.

2006 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Tommy G. Thompson(1)	$40,000	—	—	—	—	—	$40,000
Daniel E. Penni(2)	—	—	—	—	—	—	—
Paul C. Green(3)	—	—	—	—	—	—	—
Constance K. Weaver(4)	—	—	—	—	—	—	—

(1)	Mr. Thompson receives an annual fee of $40,000, in cash, for serving on our board of directors and reimbursement for Company-related expenses. As of December 31, 2006, Mr. Thompson held options to purchase 55,556 shares of our common stock.
(2)	As of December 31, 2006, Mr. Penni held options to purchase 66,666 shares of our common stock.
(3)	As of December 31, 2006, Mr. Green did not hold any options to purchase shares of our common stock.
(4)	As of December 31, 2006, Ms. Weaver held options to purchase 77,777 shares of our common stock.

Our board of directors has approved, effective upon completion of this offering, cash compensation to each non-employee director, for his or her service as a director as follows:

•	a quarterly fee of $5,000; and

•	an additional quarterly fee of $1,000 to the chairperson of our audit committee.

Our non-employee directors will also continue to be reimbursed for out-of-pocket expenses incurred in attending board and board committee meetings.

In connection with his appointment to our board, Mr. Thompson received a grant of options exercisable for 100,000 shares of common stock of Applied Digital on July 5, 2005 at an exercise price of $3.23 per share. Such options were fully vested and outstanding at December 31, 2006.

Ms. Weaver, who is a member of our board of directors and the Applied Digital board, and serves as a member of the compensation committee of Applied Digital, received a stock award of 8,989 shares of common stock of Applied Digital on May 25, 2006 as payment for a portion of her director’s fees at Applied Digital. At December 31, 2006, Ms. Weaver owned fully vested options exercisable for:

•	322,800 shares of Applied Digital common stock;

•	82,950 shares of Digital Angel common stock; and

•	200,000 shares of common stock of Thermo Life Energy Corp., a subsidiary of Applied Digital.

At December 31, 2006, Mr. Penni, who is a member of our board of directors and the Applied Digital board, and serves as a member of the compensation committee of both boards, owned fully vested options exercisable for:

•	357,800 shares of Applied Digital common stock; and

•	200,000 shares of Thermo Life common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since our incorporation in November 2001, there has not been, and there is not currently proposed any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any related person, including any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had a material interest, other than as described in the “Management” section of this prospectus and in the transactions described below.

Director and Officer Roles and Relationships with Applied Digital and its Other Affiliates

Several of our directors and executive officers have served, and in certain cases, continue to serve as directors and officers of Applied Digital and its other affiliates—Digital Angel Corporation, InfoTech USA, Inc. and Thermo Life Energy Corp. By virtue of the relationships described below, certain of our directors and executive officers may face situations in which there are actual or apparent conflicts of interest that could interfere, or appear to interfere, with their ability to act in a manner that is in our best business interests.

At the board level:

•	Three of our five directors—Scott R. Silverman, Daniel E. Penni and Constance K. Weaver—currently serve on the five-member board of directors of Applied Digital.

•	Mr. Silverman serves as the chairman of our board of directors and as chairman of the board of directors of each of Applied Digital, Digital Angel, InfoTech and Thermo Life.

•

Mr. Penni serves as the chair of the compensation committee of our board and the compensation committee of Applied Digital’s board. He also serves on the audit, nominating, and compliance and governance committees of Applied Digital’s board.

•	Ms. Weaver serves as the chair of the compliance and governance committee, and as a member of the compensation, nominating, and technology committees, of Applied Digital’s board.

•

Kevin H. McLaughlin, who resigned as our chief executive officer and as a member of our board of directors effective December 2, 2006, previously served as a director of Digital Angel and the chairman of the board of InfoTech.

In addition, Dr. Howard S. Weintraub, a member of our medical advisory board, is a member of the Digital Angel board of directors.

At the officer level:

•

Mr. Silverman served as the president of Applied Digital from March 2002 to March 2003 and as the chief executive officer of Applied Digital from March 2003 until he assumed the position as our chief executive officer as of December 5, 2006.

•	Mr. Silverman serves as the chief executive officer of Thermo Life, a company with two employees that has not generated any revenue since its formation.

•	Mr. McLaughlin served as the president of Applied Digital from May 2003 to April 2005.

In their various capacities with Applied Digital and its other affiliates, Messrs. Silverman and McLaughlin, as well as Mr. Penni and Ms. Weaver, have been granted stock option awards by Applied Digital and, in certain cases, one or more of such other affiliates.

Transactions with Applied Digital

Loan from Applied Digital

As of December 31, 2006, we owed our parent company, Applied Digital, approximately $12.9 million of principal, which amount represented the largest aggregate amount of principal balance outstanding during the year ended December 31, 2006, and approximately $0.8 million of accrued interest. Approximately $0.7 million of principal reductions were made and no amount of interest was paid during the year ended December 31, 2006.

The largest principal amount of indebtedness outstanding to Applied Digital for the years ended December 31, 2004 and 2005, was $3.2 million and $5.4 million, respectively, and the amount of principal reduction during such years was $0.8 million and $0.8 million, respectively. No interest was paid during 2004 and 2005.

To evidence our indebtedness to our parent, on December 27, 2005, we entered into a commercial loan agreement with Applied Digital providing us with a revolving line of credit of up to $8.5 million. Concurrent with our entering into the loan agreement, we executed a promissory note with a face amount of $8.5 million. The note originally provided for interest to accrue on the unpaid principal balance outstanding at a variable rate equal to the highest prime rate of interest as published in The Wall Street Journal from time to time. The note provided that the principal amount outstanding, plus accrued and unpaid interest, would be due on June 27, 2007, unless by such date Applied Digital elected to extend the repayment date for an additional year. Further extension of the repayment date could be made on each anniversary date of the note until the note’s final maturity date of December 27, 2010. In the event of our consummation of an initial public offering of our common stock or change in our ownership or management, the note provided that we would be obligated to repay in full all principal, interest and any fees and expenses within two business days of such event. Under the terms of a related security agreement, our indebtedness and all other obligations under the loan agreement were and continue to be secured by a lien on all of our property and assets, including the stock of our subsidiaries, but were not secured by any of the property or assets of our subsidiaries.

On October 6, 2006, we and Applied Digital entered into an amendment to the loan documents that provided for additional available borrowings under the loan, primarily to allow us to pay a $2.0 million purchase price installment paid in connection with our 2005 acquisition of Instantel and to pay the costs associated with our initial public offering. The amendments, among other things:

•	increased the principal amount available under the revolving line of credit to $13.0 million and amended the face amount of the promissory note to that amount;

•	modified the interest rate on all existing and future borrowings to a fixed rate of 12% per annum; and

•

amended the renewal date relating to Applied Digital’s option to extend the repayment date of the note from June 27, 2007 to July 1, 2008 so that Applied Digital, at its sole discretion, had the option to extend the note on July 1, 2008 and on each anniversary date of the note until the final maturity date of December 27, 2010.

On January 19, 2007, and again on February 8, 2007, we and Applied Digital entered into further amendments to the loan documents. These latest amendments provide for the following:

•	the increase in the maximum principal amount of indebtedness that we may incur prior to the consummation of this offering to $14.5 million;

•	the loan ceasing to be a revolving line of credit and our having no ability to incur additional indebtedness to Applied Digital under the loan agreement upon the consummation of this offering;

•	interest continuing to accrue on the outstanding indebtedness at a rate of 12% per annum;

•	our partial repayment of our indebtedness to Applied Digital, in the amount of $3.5 million, upon the consummation of this offering;

•	our not having an obligation to repay any additional amount of our indebtedness until January 1, 2008;

•	effective from and after the payment of the $3.5 million, interest which has accrued as of the last day of each month being added to principal;

•	from January 1, 2008 through January 1, 2010, our repayment of a portion of our indebtedness, on the first day of each month, in the amount of $300,000 per month; and

•	a final balloon payment equal to the then outstanding principal amount, plus accrued and unpaid interest, on February 1, 2010.

In the event this offering is not consummated on or before July 1, 2008, the loan will mature on July 1, 2008, but could be extended on an annual basis at the option of Applied Digital through December 27, 2010.

The purpose of the amendments was to provide for additional availability under the loan, primarily to allow us to make the second purchase price payment in connection with our 2005 acquisition of Instantel and to pay costs associated with our initial public offering. A portion of the increase, which became effective under the January 19, 2007 amendment, was used to cover approximately $0.7 million of intercompany advances made to us by Applied Digital during the first week of January 2007. The availability under the loan was not increased by the February 8, 2007 amendment. The modified interest rate was negotiated between the parties and represented the rate that Applied Digital was then incurring on debt owed to its lender. This interest rate may not be comparable to what we could obtain from independent third parties. We amended the repayment terms of the loan to allow us to retain a greater portion of the net proceeds of this offering for use in our business, thereby improving our liquidity for at least the next 12 to 18 months.

Amended and Restated Transition Services Agreement

We have entered into an amended and restated transition services agreement, to be effective upon the consummation of this offering, with our parent, Applied Digital, which amends and restates the transition services agreement we entered into with Applied Digital on December 27, 2005. Under the terms of the amended and restated transition services agreement, Applied Digital has agreed to provide us with certain administrative transition services and payment of expenses that Applied Digital provided prior to the date of the original transition services agreement. These administrative services include payroll, legal, finance, accounting, information technology and tax services, and services related to this offering.

As compensation for these services, we have agreed to pay Applied Digital (i) approximately $62,000 per month under the existing agreement and approximately $72,000 per month under the amended and restated agreement for the estimated costs of such services allocable to us, (ii) Applied Digital’s reasonable out-of-pocket direct expenses incurred in connection with providing these services, (iii) Applied Digital’s expenses incurred in connection with services provided to us in connection with this offering and (iv) any charges by third party service providers that may or may not be incurred as part of this offering and that are attributable to transition services provided to or for us.

The term of the amended and restated transition services agreement continues until such time as we request Applied Digital to cease performing the transition services, provided that Applied Digital is not obligated to continue to provide such services for more than twenty-four months subsequent to the effective date. Except for any request by us that Applied Digital cease to perform transition services, the amended transition services agreement may not be terminated by either party except in the event of a material default in Applied Digital’s delivery of the transition services or if we fail to make payment for those services in accordance with the amended transition services agreement.

The amended transition services agreement adds several new provisions to the original transition services agreement including, but not limited to, provisions that minimize the expenses and costs allocated to the Company, address information technology security and other information technology matters, and provide for audit rights and a mechanism for dispute resolution.

The terms of the amended transition services agreement were negotiated between certain of our executive officers and certain executive officers of Applied Digital. Our cost for the transition services continues to be based upon historical amounts incurred by Applied Digital for such services to third parties. Accordingly, we believe that the terms of the transactions are comparable to terms that one could obtain from independent third parties.

2006 Tax Allocation Agreement

Prior to this offering, we have been included in Applied Digital’s federal consolidated income tax group, and our federal income tax liability, if any, has been included in the consolidated federal income tax liability of Applied Digital and its subsidiaries. Upon completion of this offering we will no longer be part of the Applied Digital consolidated income tax group under applicable provisions of the Internal Revenue Code of 1986, as amended, and regulations thereunder, and will file a separate tax return. Prior to the completion of this offering, we expect to enter into a tax allocation agreement with Applied Digital providing for each of the parties’ obligations concerning various tax liabilities. Under the agreement, effective upon the completion of this offering, we will generally be liable for, and will indemnify Applied Digital if necessary, with respect to federal income taxes and any state taxes measured by net income, and any interest or penalties thereon or additions to such tax that are either (i) imposed on or incurred by us for any taxable period ending prior to the completion of this offering, or (ii) equitably apportioned to us by Applied Digital for all tax periods beginning before and ending on or after the date of completion of this offering. We also will be liable for any other taxes (and any interest or penalties thereon or additions to such taxes) attributable to us or our subsidiaries for any period.

Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax allocation agreement will allocate tax liabilities between Applied Digital and us, for any period in which we were included in Applied Digital’s consolidated group, we could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group. Applied Digital will indemnify us for such liability, to the extent that such liability is not attributable to us, as described above.

The tax allocation agreement will further provide for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the tax liability of either party. In addition, the tax allocation agreement will allocate responsibility for various unanticipated taxes.

Certain states may require that after the completion of this offering we be included in a unitary or other combined tax return with Applied Digital. If that occurs, Applied Digital will file such returns and our share of the actual tax liability will be allocated to us in a manner consistent with the methodology now followed by Applied Digital and us.

EXI Wireless Inc. Acquisition

On March 31, 2005, our parent, Applied Digital, acquired EXI Wireless Inc., now known as VHI, through a plan of arrangement under which Applied Digital paid CDN$1.60 for each outstanding share of EXI Wireless (a total of 10,265,178 EXI Wireless common shares were outstanding on March 31, 2005), with the purchase price payable in shares of Applied Digital’s common stock based on the daily weighted-average closing price of Applied Digital’s common stock quoted for the ten consecutive trading days that ended three trading days before the closing. The resulting exchange ratio was 3.0295 shares of EXI Wireless’ common stock for each share of Applied Digital’s common stock. Accordingly, Applied Digital issued 3,388,407 shares of its common stock valued at approximately $11.7 million to EXI Wireless’ shareholders. In addition, all outstanding EXI Wireless options and warrants were converted pro rata, based upon the exchange ratio, into options or warrants exercisable into shares of Applied Digital’s common stock. Effective March 31, 2005, Applied Digital contributed the EXI Wireless shares to us, under the terms of an exchange agreement between Applied Digital and us dated June 9, 2005, in consideration for approximately 1.1 million shares of our common stock.

Instantel Acquisition

On June 10, 2005, we and our subsidiary, VHI, entered into a share purchase agreement with Instantel, Instantel Holding Company, Perceptis, L.P., and Applied Digital, to acquire 100% of the common stock of Instantel. Under the terms of the share purchase agreement, Instantel became a wholly-owned subsidiary of VHI.

The purchase price for Instantel was $25.0 million, if the sellers elected to receive the second purchase price payment in some combination of our and Applied Digital’s common stock, or $24.5 million, if the sellers elected to receive the second purchase price payment only in cash. The first purchase price payment of $22.0 million was paid in cash at the closing of the transaction. The second payment was required to be made on the earlier of (i) the closing of our initial public offering or (ii) September 30, 2006. Prior to September 30, 2006, Perceptis notified us that it elected to receive the second payment in cash, and on October 10, 2006, we paid Perceptis approximately $2.0 million, which included a holdback of a portion of the amount due to Perceptis resulting from an indemnification claim of approximately $0.5 million. A final payment of up to $0.5 million may be due upon resolution of the indemnification claim. We obtained the funds for the $2.0 payment through borrowings under our loan agreement with Applied Digital, described above.

Applied Digital agreed to fund the cost of the initial acquisition payment and to loan us the money to fund the second purchase price payment in order for us to effect the acquisition, which Applied Digital felt was in its best interest as well as the best interest of its shareholders. Because we did not provide Applied Digital with any specific consideration for Applied Digital’s funding of the acquisition, we do not believe that the terms of such funding were comparable to terms that could have been obtained in a transaction with an independent third party.

Trademark Assignment Agreement

Historically, certain of the trademarks and service marks used in our business were licensed from Applied Digital on a royalty free basis, pursuant to a Trademark License Agreement between us and Applied Digital dated August 5, 2005. On December 21, 2006, we entered into a trademark assignment agreement with Applied Digital pursuant to which Applied Digital assigned to us all of its rights, title and interest to these trademarks and service marks, both registered and unregistered, and applications for trademark and service mark registrations filed with the United States Trademark Office and foreign trademark applications. In consideration for such assignment, we paid Applied Digital $10. In addition, under the trademark assignment agreement, Applied Digital agreed to make no further use of these marks or any mark confusingly similar thereto, anywhere in the world, except as may be expressly authorized by us in writing, and further agreed to not challenge our use or ownership, or the validity, of the marks.

Transactions with Digital Angel

We and Digital Angel, a majority-owned subsidiary of our parent company, Applied Digital, are parties to an agreement dated December 27, 2005, pursuant to which Digital Angel supplies us with the implantable microchips, readers, other products, and the underlying technology relating to the microchip, for use in secure implantable human applications. The microchip and the related underlying technology are used in our VeriMed, VeriGuard and VeriTrace systems. Digital Angel is our sole supplier of the implantable microchips, which it obtains from RME under the terms of a separate supply agreement between Digital Angel and RME. See “Our Business – Manufacturing; Supply Agreements” for additional information regarding the principal terms of the agreement between Digital Angel and us and the agreement between Digital Angel and RME.

Under a predecessor agreement with Digital Angel relating to these products and technology, we paid Digital Angel approximately $0.7 million, $0.1 million and $0.6 million during the years ended December 31, 2005, 2004 and 2003, respectively.

We purchased $0.2 million in implantable microchips and related equipment from Digital Angel during the nine months ended September 30, 2006.

The December 27, 2005 agreement amended and restated the predecessor agreement to afford each party greater protections and rights consistent with terms that could be obtained from independent third parties. The following is a summary of the material modifications to the predecessor agreement effected by the December 27, 2005 agreement:

•

a provision was added to provide us with the right to obtain additional suppliers in the event Digital Angel is unable or unwilling to meet our requirements for the implantable microchip and to permit such additional suppliers to use Digital Angel’s intellectual property to meet our requirements;

•	a provision was removed that required us to exclusively purchase all radio frequency transponders, related reading equipment and systems from Digital Angel;

•	a provision was added to require that we provide Digital Angel with reports of our sales and marketing activities;

•	a provision was added to grant us a license to Digital Angel’s trademarks and trade dress to assist us in selling the products;

•

a provision was added to provide us with the right to inspect and audit the facilities used by Digital Angel for production of the products to assure compliance by Digital Angel with FDA and other rules, regulations and requirements; and

•	a provision was added to provide us with the option to operate the computer database associated with the VeriMed system and cease Digital Angel’s provision of database services.

The predecessor agreement was not amended because of our knowledge that the exclusive rights to use certain of the underlying technology was licensed to other parties in 1994. We amended the predecessor agreement before becoming aware of this. The terms of the predecessor agreement and the amended and restated agreement were negotiated by the executive officers of the respective companies and approved by the independent members of each company’s board of directors. Accordingly, we believe that the terms of the agreements were/are comparable to terms that could be obtained from independent third parties.

Review, Approval or Ratification of Transactions with Related Parties

Our audit committee’s charter requires review and discussion of any transactions or courses of dealing with parties related to us that are significant in size or involve terms or other aspects that differ from those that would be negotiated with independent parties. Our nominating and corporate governance committee’s charter requires review of any proposed related party transactions, conflicts of interest and any other transactions for which independent review is necessary or desirable to achieve the highest standards of corporate governance. It is also our unwritten policy, which policy is not otherwise evidenced, for any related party transaction that involves more than a de minimis obligation, expense or payment, to obtain approval by our board of directors prior to our entering into any such transaction. In conformity with our various policies on related party transactions, each of the above transactions discussed in this “Certain Relationships and Related Party Transactions” section has been reviewed and approved by our board of directors.

Relationship with Deloitte & Touche LLP

The financial statements of Instantel as of December 31, 2004 and 2003 and for the two years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP in Canada, an independent registered public accounting firm, as stated in their reports appearing elsewhere in this prospectus. Work on Instantel’s 2004 financial statements was completed prior to February 2005. Tommy G. Thompson has been a senior advisor to Deloitte & Touche LLP in the U.S. since March 2005, but was not involved in the preparation of the audits of Instantel. On June 10, 2005, VHI, our direct wholly owned subsidiary, entered into a share purchase agreement by and among Instantel Inc., Instantel Holding Company s.ár.l., Perceptis, L.P., VHI, Applied Digital and us, pursuant to which VHI acquired Instantel. Subsequently, on July 7, 2005, we appointed Mr. Thompson to our board of directors.

Limitation of Liability and Indemnification of Officers and Directors

Our second amended and restated certificate of incorporation and our amended and restated bylaws provide that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our second amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or to our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Applied Digital has obtained insurance that currently insures our directors and officers against specified losses and that currently insures us against specific obligations to indemnify our directors and officers. Under the terms of the amended transition services agreement, our officers and directors will continue to be covered by Applied Digital’s insurance policy for the term of the agreement, after which time we will be required to obtain our own policy.

Currently, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of shares of our common stock as of February 8, 2007 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 8, 2007 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown opposite such person’s name. The percentage of beneficial ownership is based on 6,055,556 shares of our common stock outstanding prior to this offering and 9,155,556 shares of our common stock outstanding immediately after the offering. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o VeriChip Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

			Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned(#)			After This Offering
Name and Address of Beneficial Owner			Before This Offering(%)	Assuming No Exercise of the Underwriters Overallotment Option(%)	Assuming the Underwriters Overallotment Option is Exercised in Full(%)
Five percent stockholders:
Applied Digital Solutions, Inc. 1690 South Congress Avenue Suite 200, Delray Beach, Florida 33445	5,555,556	(2)	91.7	60.7	55.6	(1)
IBM Credit Corporation(3) North Castle Drive Armonk, NY 10504	410,889		6.4	4.3	4.3

Named Executive Officers and Directors:
Scott R. Silverman(4)	6,366,667		100.0	67.3	62.3
Daniel A. Gunther(5)	55,555		*	*	*
Kevin H. McLaughlin(5)(6)	222,222		3.5	2.4	2.4
Keith I. Bolton(5)(7)	133,334		2.2	1.4	1.4
Malik Talib(5)(8)	26,960		*	*	*
Nurez Khimji(5)(9)	13,481		*	*	*
Paul C. Green(5)	–		–	–	–
Daniel E. Penni(5)	66,666		1.1	*	*
Tommy G. Thompson(5)	55,556		*	*	*
Constance K. Weaver(5)	77,777		1.3	*	*
Executive Officers and Directors as a group (7 persons) (10)	6,622,221		100.0	68.1	63.3

*	Less than 1%
(1)	Applied Digital has granted to the underwriters an option to purchase 465,000 shares of our common stock pursuant to the underwriting agreement.
(2)	3,611,111 shares have been pledged by Applied Digital to secure, in part, a loan from Laurus Master Fund Ltd. to Applied Digital in the principal amount of $13.5 million. The loan matures in August 2009.
(3)	Represents shares of our common stock issuable upon the exercise of a warrant that is currently exercisable.
(4)	Includes 500,000 restricted shares of our common stock, 311,111 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 8, 2007, and the 5,555,556 shares of our common stock owned by Applied Digital for which Mr. Silverman may be deemed the beneficial owner under applicable Securities and Exchange Commission rules due to his position as chairman of the board of directors of Applied Digital. Mr. Silverman disclaims beneficial ownership of the shares owned by Applied Digital. Mr. Silverman was appointed as our chief executive officer effective December 5, 2006.
(5)	Represents shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 8, 2007.
(6)	Mr. McLaughlin resigned as our chief executive officer and as a member of our board of directors effective December 2, 2006.
(7)	Mr. Bolton served as president of the Company from April 2003 to June 9, 2005.
(8)	On April 28, 2006, Mr. Talib was named a senior vice president of us, our parent company, Applied Digital, and Applied Digital’s majority-owned subsidiary, Digital Angel.
(9)	Mr. Khimji’s employment was terminated on August 2, 2006.
(10)	Includes shares of our common stock beneficially owned by current executive officers and directors and shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 8, 2007, in each case as set forth in the footnotes to this table.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock, as well as options and warrants to purchase shares of our common stock, and provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws, as will be in effect upon the closing of the offering.

Our authorized capital stock consists of 40,000,000 shares of our common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, that may be issued in one or more series. On December 20, 2005, we effectuated a 2-for-3 reverse stock split. On December 18, 2006, we effectuated a 1-for-3 reverse stock split and, in connection therewith, further amended our amended and restated certificate of incorporation to increase the par value of our common stock to $0.01 per share from $0.0015 per share.

The following description of our capital stock is only a summary and is qualified by reference to our second amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable Delaware law. Our second amended and restated certificate of incorporation and amended and restated bylaws have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of February 8, 2007, there were 5,555,556 shares of our common stock outstanding and held of record by Applied Digital and 500,000 shares of restricted common stock held by Mr. Silverman, our chief executive officer. In August 2006, in connection with a financing transaction, Applied Digital granted Laurus Master Fund Ltd. a first priority security interest in substantially all of the assets of Applied Digital, and Applied Digital pledged to Laurus all of the issued and outstanding capital stock of certain of Applied Digital’s subsidiaries including 3,611,111 of our shares. In addition, as of February 8, 2007, there were 2,102,458 shares of our common stock subject to outstanding options and 444,222 shares of our common stock subject to outstanding warrants. There will be 9,155,556 shares of our common stock outstanding upon the closing of the offering, which gives effect to the issuance of 3,100,000 shares of our common stock offered by us under this prospectus.

Each share of our common stock has identical rights and privileges in every respect. The holders of shares of our common stock are entitled to one vote for each share of common stock held on each matter properly submitted to our stockholders on which holders of shares of our common stock are entitled to vote. Subject to the rights of holders of our preferred stock, the holders of common stock are entitled to receive such dividends, payable in cash, property or capital stock, as may be declared by our board of directors from time to time out of any assets or funds legally available for the payment of dividends. If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock to be issued in the offering will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, and relative participating, optional, and other special rights, if any, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult and/or impair the liquidation rights of our common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. We currently have no preferred stock outstanding and have no plans to issue any preferred stock.

Warrants

Pursuant to a warrant agreement dated as of August 21, 2002, we issued to IBM Credit Corporation, or IBM, a warrant to purchase 410,889 shares of our common stock at an exercise price of $0.225 per share. The warrant is immediately exercisable, contains a “cashless” exercise provision and expires on August 21, 2007. The warrant contains provisions for the adjustment of the exercise price and number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, mergers and consolidations.

In connection with our acquisition of Instantel, on June 10, 2005, we issued warrants to Satellite Strategic Finance Associates, LLC, or SSFA, and Satellite Strategic Finance Partners, Ltd., or SSFP, to purchase, respectively, 12,373 and 20,960 shares of our common stock at an exercise price of $36.00 per share. The warrants expire on the one year anniversary of the consummation of this offering. Each warrant contains provisions for the adjustment of the exercise price and number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, mergers and consolidations.

Registration Rights

Both SSFA and SSFP have been granted registration rights in connection with their respective warrants. Pursuant to the terms of warrants issued to SSFA and SSFP, they will be entitled to certain rights with respect to the registration under the Securities Act, of their shares of our common stock issuable upon the exercise of their warrants. Their warrants provide that if, at any time after the completion of an initial public offering, we propose to register any shares of our common stock under the Securities Act, in connection with the public offering of such shares for cash other than a registration statement on Form S-8 or Form S-4, SSFA and SSFP are entitled to written notice of the registration and are entitled to include their shares of our common stock in such registration.

Pursuant to the warrant agreement we entered into with IBM, IBM will be entitled to certain rights with respect to the registration under the Securities Act of the shares of our common stock issued upon the exercise of the warrant. The warrant provides that if at any time we propose to register any of our common stock under the Securities Act in connection with a public offering of such shares for cash, other than a registration statement on Form S-8 or Form S-4, IBM is entitled to written notice of the registration and is entitled to include shares of our common stock issued upon exercise of the warrant in such registration. Additionally, IBM may make a one-time demand that we file a registration statement under the Securities Act covering the shares issued upon exercise of the warrant; provided that IBM cannot make such demand unless the reasonably anticipated aggregate price to the public, net of underwriting discounts and commissions, is in excess of $500,000.

Notwithstanding the foregoing, pursuant to the terms of the warrant agreement IBM has agreed not to exercise any of its registration rights at any time that it is able to sell the shares of our common stock issued upon exercise of the warrant under Rule 144 of the Securities Act in a single transaction not exceeding the volume limitations thereunder.

In connection with the employment and non-compete agreement we entered into with Scott Silverman, Mr. Silverman received 500,000 shares of our restricted common stock. We agreed to register such shares as soon as practicable and anticipate that we will do so within six (6) months from the date of issuance of such shares or June 2007.

Certain Provisions of our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Anti-Takeover Law

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging any such proposal because negotiation of such proposal could result in an improvement of its terms.

Undesignated Preferred Stock

The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to effect a change in control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of our board of directors’ fiduciary obligations, our board were to determine that a takeover proposal is not in our best interest, the board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder Meetings

Our second amended and restated certificate of incorporation and amended and restated bylaws provide that a special meeting of stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or by the board pursuant to a resolution adopted by a majority of our board of directors. Stockholders are denied the ability to a call a special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our second amended and restated certificate of incorporation establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder Action by Written Consent

Our second amended and restated certificate of incorporation and amended and restated bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of any class or series of preferred stock, any action required or permitted to be taken by our stockholders at any annual or special meeting may be taken only upon a vote of the stockholders, and may not be taken by written consent of the stockholders without a meeting.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend, alter, or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend, alter, or repeal its bylaws. Our second amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to adopt, amend, alter, and repeal our bylaws on the affirmative vote of a majority of the whole board (that is, the total number of directors we would have if there were no vacancies). Our stockholders may also adopt, amend, alter, or repeal our bylaws by an affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Removal of Directors

Our second amended and restated certificate of incorporation provides that members of our board of directors may only be removed from office for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation

Our second amended and restated certificate of incorporation provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change or repeal, any provision contained in our second amended and restated certificate of incorporation.

The provisions of our second amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting heated or unfriendly takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Delaware Anti-Takeover Law

Pursuant to our second amended and restated certificate of incorporation, we have elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to limited exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Inc. The transfer agent’s address is 10 Commerce Drive, Cranford, New Jersey 07016.

Exchange Listing

Our common stock has been listed for trading on the Nasdaq Global Market under the symbol “CHIP.” We do not intend to apply to list our common stock on any other exchange or quotation system.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, since some shares will not be available for public resale shortly after the offering because of contractual and legal restrictions as described below, sales of a substantial number of shares of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of the offering, we will have outstanding an aggregate of 9,155,556 shares of our common stock, assuming the issuance of 3,100,000 shares of our common stock in the offering and no exercise of outstanding options and warrants. Of these shares, all of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act or by persons who are subject to the lock-up agreements described below, which shares would be subject to the terms of such lock-up agreements. The remaining 6,055,556 outstanding shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act, or another exemption.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market as follows:

•	no such shares will be eligible for sale upon completion of the offering; and

•	8,048,904 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, subject to Rule 144 volume limitations.

Lock-Up Agreements

We and certain current and former officers and directors, as well as Applied Digital and IBM Credit Corporation, holding an aggregate of 6,055,556 shares of our common stock, stock options exercisable for 1,453,624 shares of our common stock outstanding before this offering and warrants exercisable for 410,889 shares of our common stock, representing approximately 92.1% of our common stock and other dilutive securities outstanding prior to this offering, have entered into similar lock-up agreements with the underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to the offering for a period of 180 days after the date of this prospectus without the prior written consent of Merriman Curhan Ford & Co. on behalf of our underwriters. In addition, if we issue an earnings release or material news, or a material event relating to us occurs during the last 18 days of the 180 day lock-up period or if, prior to the expiration of the 180 day lock-up period, we announce that we will release earnings during the 16-day period beginning on the last day of the 180 day lock-up period, the restrictions imposed by the underwriters’ lock-up agreements will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions made as bona fide gifts or to trusts for estate planning purposes where the donee/transferee signs a lock-up agreement. Merriman Curhan Ford & Co. has advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Merriman Curhan Ford & Co., in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year prior to the proposed sale, including the holding period of any prior owner except one of our affiliates, would be entitled to sell (upon expiration of the lock-up described above) within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 91,556 shares immediately after the offering assuming no exercise of the underwriters overallotment option; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k) as currently in effect, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell these shares without complying with the manner of sale, current public information, volume limitations or notice provisions of Rule 144.

Rule 701

Under Rule 701 as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options may be resold, to the extent not subject to lock-up agreements:

•	by persons other than affiliates, beginning 90 days after the effective date of the offering, subject only to the manner of sale provisions of Rule 144; and

•

by affiliates, subject to the manner of sale, current public information, volume limitations, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of February 8, 2007, options to purchase a total of 2,102,458 shares of our common stock were outstanding.

Registration of Shares in Connection with Compensatory Benefit Arrangements

Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our flexible stock plans and covering shares underlying options that were granted outside of our flexible stock plans. These registration statements are expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under these registration statements will, subject to vesting provisions and Rule 144 volume limitations, manner of sale, current public information, volume limitations and notice requirements applicable to our affiliates, be available for sale in the open market subject to the lock-up agreements.

Registration Rights

After this offering, SSFA, SSFP and, subject to a lock-up agreement, IBM, which will collectively hold 444,222 shares issuable upon exercise of warrants, representing 4.9% of our outstanding shares of common stock after the completion of this offering, and Scott Silverman who holds 500,000 shares of restricted common stock of the Company, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see “Description of Capital Stock—Registration Rights.” After such registration, these shares of our common stock will become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the prevailing market price of our common stock.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR

NON-UNITED STATES HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders as of the date hereof. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States for U.S. federal income tax purposes in any calendar year by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Special rules that may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” individuals who are U.S. expatriates, partnerships or other pass-through entities, and corporations that accumulate earnings to avoid U.S. federal income tax, are not described herein. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult his, her or its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent.

Special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with us or our paying agent, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which gain may be offset by United States source capital losses (even though the individual is not considered a resident of the United States);

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•

we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been or were to become a USRPHC, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during the period described above would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq Global Market.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (currently at a rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

UNDERWRITING

Merriman Curhan Ford & Co., C.E. Unterberg, Towbin, LLC and Kaufman Bros., L.P. are acting as the representatives of the underwriters. We, Applied Digital and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriters	Number of Shares of Common Stock
Merriman Curhan Ford & Co.	1,813,500
C.E. Unterberg, Towbin, LLC	697,500
Kaufman Bros., L.P.	279,000
Jesup & Lamont Securities Corporation	155,000
La Salle St. Securities, L.L.C.	155,000

Total	3,100,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

Applied Digital has granted to the underwriters an option, exercisable as provided in the underwriting agreement and expiring 30 days after the effective date of this offering, to purchase up to an additional 465,000 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,100,000 shares are being offered.

The underwriting agreement provides that we will reimburse the representatives for their expenses on a non-accountable basis in the amount equal to 1.3% of the aggregate public offering price of the offered shares of common stock, excluding any shares covered by the over-allotment option, of which $0 has been paid to date, and the balance of which will be paid on the closing of this offering. In addition, we have agreed to reimburse the underwriters for up to $150,000 of their legal fees incurred in connection with this offering, of which $0 has been paid to date. In the event that the offering is terminated, the advance paid by us to the underwriters against reasonable out-of-pocket expenses incurred in connection with the offering will be returned to us to the extent not actually incurred.

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.273 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Our common stock has been listed for trading on the Nasdaq Global Market under the symbol “CHIP.”

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and to Applied Digital per share of common stock. The underwriting discounts and commissions are 7% of the public offering price. We and Applied Digital have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees
	Fees Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option

Discounts and commissions paid by us	$0.46	$1,410,500	$1,410,500

Discounts and commissions paid by Applied Digital	$0.46	$0.00	$211,575

Total		$1,410,500	$1,622,075

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $6.1 million, of which approximately $3.8 million has already been paid.

Each of our directors and executive officers, and Applied Digital have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 18 days of 180-day lock-up period or if prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions made as bona fide gifts or to trusts for estate planning purposes where the donee/transferee signs a lock-up agreement. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

The underwriting agreement provides that we and Applied Digital will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the offering, Merriman Curhan Ford & Co. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merriman Curhan Ford & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price of the common stock offered by this prospectus was determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the common stock are:

•	our history and our prospects;

•	the industry in which we operate;

•	the present stage of our development, including the status of, and development prospects for, our proposed products and services;

•	our past and present operating results;

•	the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of our common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that our common stock can be resold at or above the initial public offering price.

INFORMATION REGARDING MERRIMAN CURHAN FORD & CO.

Merriman Curhan Ford & Co., the lead managing underwriter of the offering, was organized and registered as a broker-dealer in 2002. Since 2002, Merriman Curhan Ford & Co. has co-managed and underwritten 30 public offerings of equity securities. From time to time, Merriman Curhan Ford & Co. has provided, and continues to provide, investment banking and other services to us for which it receives customary fees and commissions. Other than the foregoing, Merriman Curhan Ford & Co. does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

LEGAL MATTERS

The validity of our common stock offered by this prospectus is being passed upon for us by Holland & Knight LLP and Steptoe & Johnson LLP. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters in connection with this offering. Holland & Knight LLP and Steptoe & Johnson LLP have in the past represented our parent, Applied Digital, and Holland & Knight LLP continues to represent Applied Digital on a regular basis and in a variety of matters.

EXPERTS

The financial statements of VeriChip Corporation at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, included in this prospectus have been audited by Eisner LLP, independent registered public accounting firm as stated in their report appearing herein and is included in reliance on the report of such firm given upon the authority of said firm as experts in auditing and accounting. Such report includes an emphasis paragraph regarding a potential intellectual property conflict.

The financial statements of Instantel as of December 31, 2004 and 2003 and for the two years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP in Canada, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, which report includes an explanatory paragraph regarding a restatement of 2004 and 2003 financial statements, and are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The financial statements of Instantel as of June 9, 2005 and for the period January 1, 2005 to June 9, 2005, included in this prospectus have been so included in reliance on the report of Meyers Norris Penny LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of EXI Wireless and subsidiaries as of March 31, 2005, December 31, 2004 and 2003 and for the three months ended March 31, 2005 and for each year in the two-year period ended December 31, 2004, included in this prospectus have been so included in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act of 1933 with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in the offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract, agreement or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement or document.

You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission.

Upon completion of the offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the Securities and Exchange Commission referred to above.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.

INDEX TO FINANCIAL STATEMENTS

Page
Notes to Financial Statements	F-101

Report of Independent Registered Public Accounting Firm	F-109

Balance Sheets at June 9, 2005 and December 31, 2004	F-110

Statements of Operations for the periods beginning January 1, 2005 and ending June 9, 2005 (audited) and beginning January 1, 2004 and ending June 9, 2004 (unaudited)	F-111

Statements of Shareholder’s Equity (Deficit) for the period ended June 9, 2005 and the year December 31, 2004	F-112

Statements of Cash Flows for the periods beginning January 1, 2005 and ending June 9, 2005 (audited) and beginning January 1, 2004 and ending June 9, 2004 (unaudited)	F-113

Notes to Financial Statements	F-114

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder

VeriChip Corporation

We have audited the accompanying consolidated balance sheets of VeriChip Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005. Our audits also included the financial statement schedule - Valuation and Qualifying Accounts (included in Item 16(b) of the Registration Statement). These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of VeriChip Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

As more fully described in Note 13, the Company sells, markets and distributes human-implantable passive radio frequency identification microchips which it obtains from an affiliate. These microchips depend on a key technology for which the Company may have insufficient rights to support its use of or to protect such intellectual property.

/s/ Eisner LLP

New York, New York

March 31, 2006

With respect to Note 15

April 28, 2006

With respect to the seventh paragraph of Note 1

December 18, 2006

VERICHIP CORPORATION

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,
	2005	2004
Assets

Notes 7 and 15
Current Assets:
Cash	$1,440	$23
Accounts receivable (net of allowance for doubtful accounts of $12 in 2005 and $ – in 2004)	5,264	—
Inventories, net of allowance	2,477	89
Prepaid expenses and other current assets	263	40
Deferred tax asset	227	—

Total Current Assets	9,671	152
Equipment, net of accumulated depreciation and amortization	890	131
Intangible assets, net of accumulated amortization	19,755	—
Goodwill	16,982	—
Deferred offering costs	1,140	—

	$48,438	$283

Liabilities and Stockholder’s Equity (Capital Deficit)

Current Liabilities:
Bank indebtedness	$94	$—
Accounts payable	1,635	30
Accrued expenses	2,603	27
Income tax payable	281	—
Deferred revenue	353	17
Deferred purchase price obligation	3,000	—
Due to Stockholder	6,881	4,221

Total Current Liabilities	14,847	4,295
Deferred tax liability	5,064	—

Total Liabilities	19,911	4,295

Commitments and Contingencies

Stockholder’s Equity (Capital Deficit)
Capital stock:
Preferred stock:
Authorized 5,000 shares in 2005 of $.001 par value; no shares issued or outstanding	—	—
Common stock:
Authorized 70,000 shares (40,000 shares effective December 2006) in 2005 and 35,000 shares in 2004, of $.01 par value; 5,556 shares issued and outstanding in 2005 and 4,444 shares issued and outstanding in 2004	55	44
Additional paid-in capital	38,833	1,006
Accumulated deficit	(10,324)	(5,062)
Accumulated other comprehensive loss—foreign currency translation adjustment	(37)	—

Total Stockholder’s Equity/(Capital Deficit)	28,527	(4,012)

	$48,438	$283

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Consolidated Statements of Operations

(In thousands, except per share data)

	For the Years Ended December 31,
	2005	2004	2003
Product revenue	$14,520	$247	$545
Service revenue	1,349	—	—

Total revenue	15,869	247	545

Cost of products sold	5,455	199	200
Cost of services sold	940	—	—

Gross profit	9,474	48	345
Operating costs and expenses:
Selling, general and administrative expense	12,442	1,930	1,977
Research and development	1,958	—	—

Total operating costs and expenses	14,400	1,930	1,977

Operating loss	(4,926)	(1,882)	(1,632)

Interest and other income	(63)	(15)	—
Interest expense	343	144	78

Total other (income) expense	280	129	78

Loss before provision for income taxes	(5,206)	(2,011)	(1,710)

Provision for income taxes	56	—	—

Net loss	(5,262)	(2,011)	(1,710)

Deemed dividend	(1)	—	—

Net loss attributable to common stockholder	$(5,263)	$(2,011)	$(1,710)

Net loss per common share attributable to common stockholder—basic and diluted	$(1.00)	$(0.45)	$(0.38)

Weighted average number of common shares outstanding—basic and diluted	5,279	4,444	4,444

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Consolidated Statements of Stockholder’s Equity

(In thousands)

For the Years ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	Number	Amount
Balance—December 31, 2002	4,444	$44	$33	$(1,341)	$—	$(1,264)
Net loss				(1,710)		(1,710)
Issuances of options for services	—	—	716	—	—	716

Balance—December 31, 2003	4,444	44	749	$(3,051)	—	(2,258)
Net loss				(2,011)		(2,011)
Issuances of options for services	—	—	257	—	—	257

Balance—December 31, 2004	4,444	$44	1,006	$(5,062)	—	(4,012)
Net loss				(5,262)		(5,262)
Comprehensive loss—Foreign currency translation	—	—	—	—	(37)	(37)

Total comprehensive loss	—	—	—	(5,262)	(37)	(5,299)
Issuance of common shares to the Parent Company for the contribution of VeriChip Holdings Inc. to the Company	1,111	11	13,272	—	—	13,283
Contribution of Instantel Inc. to VeriChip Inc. by Parent Company(1)	—	—	22,272	—	—	22,272
Issuance of warrants to investors	—	—	1	—	—	1
Deemed dividend (value of warrants issued to investors)	—	—	(1)	—	—	(1)
Issuance of options at fair value for services	—	—	2,283	—	—	2,283

Balance—December 31, 2005	5,556	$55	$38,833	$(10,324)	$(37)	$28,527

(1)	Contributed at the Parent Company cost basis.

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities:
Net loss	$(5,262)	$(2,011)	$(1,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,383	48	44
Non-employee stock option compensation	2,283	257	716
Deferred income taxes	(71)	—	—
Allowance for doubtful accounts	12	—	13
Allowance for inventory excess and obsolescence	17	79	—
Disposal of equipment	22	—	—
Change in assets and liabilities, net of effects of acquired businesses:
(Increase) decrease in accounts receivable	(877)	33	(28)
(Increase) decrease in inventories	(137)	124	(292)
Decrease in prepaid expenses	119	1	1
Decrease in income tax payable	(86)	—	—
Increase (decrease) in accounts payable and accrued expenses	342	(74)	(128)
Increase in short term indebtedness	94	—	—
(Decrease) increase in deferred revenue	(14)	(28)	31

Net Cash Used in Operating Activities	(2,175)	(1,571)	(1,353)

Cash Flow from Investing Activities:
Payments for equipment	(424)	(32)	(6)
Cash acquired in businesses contributed by Stockholder	1,783	—	—

Net Cash Provided By (Used In) Investing Activities	1,359	(32)	(6)

Cash Flows from Financing Activities:
Borrowings from Stockholder, net of repayments	1,807	814	1,276
Costs and expenditures funded by Stockholder	852	543	352
Deferred offering costs	(426)	—	—

Net Cash Provided by Financing Activities	2,233	1,357	1,628

Net increase (decrease) in cash	1,417	(246)	269

Cash, beginning of year	23	269	—

Cash, end of year	$1,440	$23	$269

Supplemental cash flow information is presented in Note 17.

See accompanying notes to consolidated financial statements.

VERICHIP CORPORATION

Notes to the Consolidated Financial Statements

(tabulated amounts in thousands of dollars, except per share amounts)

1. Basis of Presentation and Significant Accounting Policies

VeriChip Corporation (the “Company”) is a Delaware corporation, formed in November 2001. The Company commenced operations in January 2002. The Company is a wholly-owned subsidiary of Applied Digital Solutions, Inc., or Applied Digital or Parent Company.

The Company develops markets and sells radio frequency identification, frequently referred to as RFID, systems used for the identification, location and protection of people and assets. The Company’s VeriMed patient identification system uses the implantable microchip, a human-implantable RFID microchip that can be used in a variety of patient identification and security applications. The security applications for the product are sold under the name VeriGuard. Each implantable microchip contains a unique identification number that is read when it is scanned by the Company’s scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared the Company’s VeriMed system for use in patient identification and health information applications in the United States.

The Company obtains the implantable microchip from Digital Angel Corporation, or Digital Angel, a majority-owned subsidiary of Applied Digital, under the terms of an amended and restated supply agreement. The supply agreement is discussed in Note 15. Digital Angel, in turn, obtains the implantable microchip from a subsidiary of Raytheon Company, under a separate supply agreement. The technology underlying these systems is covered, in part, by U. S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, Inc., or HID. The specified fields of use retained by the predecessor company do not include human identification or security applications. The rights licensed to Hughes and HID were freely assignable, and the Company does not know which party or parties currently have these rights or whether these rights have been assigned, conveyed or transferred to any third party. The Company sources the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc. was merged in 1997. However, the Company has no documentation that establishes its right to use the patented technology for human identification or security applications. Through December 31, 2005, no intellectual property claims against the Company have been asserted. See Note 13 “Unasserted Claim—Potential Intellectual Property Conflict” and Note 15 “Related Party Transactions”.

Through March 31, 2005, all research and development efforts related to the implantable microchip were performed by Digital Angel and its predecessors. Subsequent to that time, research and development efforts related to the implantable microchip were or will be performed by both the Company and Digital Angel.

Effective March 31, 2005, Applied Digital acquired EXI Wireless Inc., a Canadian company (“EXI”), currently known as VeriChip Holdings Inc., or VHI, and contributed EXI to the Company under the terms of an exchange agreement as more fully discussed in Note 4. In addition, on June 10, 2005, Instantel Inc., a Canadian company, or Instantel, became a wholly-owned subsidiary of VHI under the terms of a share purchase agreement as more fully discussed in Note 4. EXI and Instantel offer infant protection, wander prevention, asset location and identification and vibration monitoring systems.

Through December 31, 2004, the Company’s revenue, which was minimal, was derived solely from the Company’s VeriGuard system and the Company operated in one segment. As a result of the two acquisitions during the first half of 2005, which are more fully discussed in Note 4, on July 1, 2005, the

VERICHIP CORPORATION

Notes to the Consolidated Financial Statements

(tabulated amounts in thousands of dollars, except per share amounts)

Company began operating in two business segments: (i) Healthcare and (ii) Security and Industrial. Accordingly, the Company’s operations for all periods have been presented in the Company’s two business segments.

On December 12, 2005, the Company’s board of directors proposed, and the Company’s stockholder approved, a 2-for-3 reverse stock split, which was effected on December 20, 2005. In addition, on December 12, 2005, the Company’s board of directors proposed, and the Company’s stockholder approved, the authorization of 5.0 million shares of blank check preferred stock and an increase in the authorized shares of the Company’s common stock from 50.0 million to 70.0 million. These changes were also effectuated on December 20, 2005. On December 18, 2006, the Company effected a 1-for-3 reverse stock split. All share amounts reflected in these financial statements have been retroactively adjusted for the reverse stock splits for all periods presented. In addition, on December 18, 2006, the Company amended and restated its certificate of incorporation to decrease the authorized number of shares of its common stock from 70.0 million to 40.0 million shares and to change the par value of its common stock to $0.01 per share.

Certain items in the consolidated financial statements for the 2004 and 2003 periods have been reclassified to conform to the current period presentation.

Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries, VHI and Instantel from their respective dates of acquisition. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or U.S., requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included in these estimates are assumptions about allowances for inventory excess and obsolescence, bad debt reserves, lives of long-lived assets, lives of intangible assets, assumptions used in Black-Scholes valuation models, estimates of fair value of acquired assets and assumed liabilities, and the determination of whether any impairment is to be recognized, among others. Although these estimates are based on the knowledge of current events and actions the Company may undertake in the future, they may ultimately differ from actual results.

Foreign Currencies

Effective March 31, 2005, Applied Digital contributed EXI to the Company. From April 1, 2005 until June 30, 2005, the subsidiary used its local currency, the Canadian dollar, as its functional currency. Results of operations and cash flow were translated to U.S. dollars at average exchange rates during the period, and assets and liabilities were translated at end of period exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive loss in the statement of stockholder’s equity (deficit).

On July 1, 2005, the functional currency changed from the local currency to the reporting currency. This was done as the result of a functional currency determination test that showed that the majority of

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

EXI’s business operations were transacted in the reporting currency. Translation adjustments for the period April 1 to June 30, 2005 were not removed from equity, and will remain in equity until a sale or substantially complete liquidation of the investment in EXI. The translated amounts for non-monetary assets at the end of the period became the accounting basis for those assets in the period of the change and subsequent periods.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. These amounts are not material to the consolidated financial statements.

Inventories

Inventories consist of raw materials, work in process, and finished goods. Inventory is valued at the lower of cost, determined by the first-in, first-out method, or market. The Company monitors and analyzes inventory for potential obsolescence and slow-moving items based upon the aging of the inventory and the inventory turns by product. Inventory items designated as slow moving are reduced to net realizable value. Inventory items designated as obsolete are written off. The allowance for inventory excess and obsolescence was approximately $0.1 million and $0.1 million as of December 31, 2005 and 2004, respectively.

Equipment

Equipment is carried at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the life of the lease, software is depreciated over 2 years, and equipment is depreciated over periods ranging from 3 to 5 years. Repairs and maintenance, which do not extend the useful life of the asset, are charged to expense as incurred. Gains and losses on sales and retirements are reflected in the consolidated statements of operations.

Advertising Costs

The Company expenses production costs of print advertisements on the first date the advertisements take place. Advertising expense included in selling, general and administrative expense was approximately $0.2 million, $0.1 million and $19,000 in 2005, 2004 and 2003, respectively.

Goodwill and Other Intangible Assets

The Company follows Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Intangible Assets, or FAS 142. Goodwill represents the excess of purchase price over the fair values assigned to the net assets acquired in business combinations. Goodwill is allocated to reporting units as of the acquisition date for the purpose of goodwill impairment testing. The Company’s reporting units are those businesses for which discrete financial information is available and upon which segment management makes operating decisions. Goodwill of a reporting unit is tested for impairment at least once a year, or between testing dates if an impairment condition or event is determined to have occurred.

The Company’s trademarks are indefinite lived-assets, and accordingly are not amortized. The Company tests its trademarks for impairment at least once a year, or between testing dates if an impairment condition or event is determined to have occurred.

Other intangible assets with finite lives consist of patented and non-patented technologies, customer relationships and distribution networks. These intangible assets are amortized over their expected economic lives ranging from 4 to 12.3 years. The lives were determined based upon the expected use of the

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

asset, the ability to extend or renew patents and other contractual provisions associated with the asset, the average life of the associated products, the stability of the industry, expected changes in or the costs the Company is likely to incur in finding alternative distribution networks or channels and other factors deemed appropriate.

Revenue Recognition

The Company follows the revenue recognition guidance in Staff Accounting Bulletin, or SAB, 101 and SAB 104. The Company’s revenue recognition policies by product type are as follows:

Revenue Recognition Policy for Wander Prevention, Infant Protection, Asset Location and Identification, and Vibration Monitoring Systems

Hardware and software revenue is recognized when persuasive evidence of an arrangement exists, the goods are shipped and title has transferred, the price is fixed or determinable and collection of the sales proceeds is reasonably assured. Revenue from the sale of software implementation services and consulting services is recognized as the services are performed. Revenue from post-contract support services is recognized over the term of the agreement. When software arrangements include multiple elements to which contract accounting does not apply, the individual elements are accounted for separately if vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements. Generally, the residual method is applied in allocating revenue between delivered and undelivered elements. If VSOE does not exist, the revenue on the completed arrangement is deferred until the earlier of VSOE being established or all of the undelivered elements are delivered or performed with the following exceptions: if the only undelivered element is post contract support, the deferred amount is recognized ratably over the post contract support period, and if the only undelivered element is services that do not require significant production, modification or customization of the software, the deferred amount is recognized as the services are performed. Maintenance revenue is deferred and recognized ratably over the terms of the maintenance agreements.

Revenue Recognition Policy for VeriMed and VeriGuard Systems and Services

The Company markets the implantable VeriChip, insertion kits and scanners under the name VeriMed. The Company’s distributors are separate legal and economic entities, and the Company does not have any ownership interest in any of these entities. Additionally, the Company has hired sales staff to market VeriMed directly to hospitals, and physicians.

The sale of the VeriMed patient identification system will include the implantable VeriChip, scanners, insertion kits and patient registration forms. These items will be sold to the distributors with a limited warranty period. The Company also generally indemnifies its distributors against third party claims of intellectual property infringement. With the exception of sales under our current distributor agreement, we do not anticipate that additional distributorship arrangements will provide for consignment sales. Following the implantation of a microchip, the patient is given the option of completing a registration form and forwarding it to the Company’s authorized affiliated database administrator, Digital Angel, or to a third party database provider. It is the Company’s intention to charge a small annual fee for this registration service and to also offer a more comprehensive database for an additional annual fee. Currently, the Company does not pay a database fee to any third party providers.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Under the terms of the supply and development agreement between the Company and Digital Angel, the Company is required to pay Digital Angel a fee equal to approximately one half of its registration service or comprehensive database fees.

Product Revenue

Revenues from the sale of the implantable microchip kits and scanners are recorded at gross amounts with a corresponding entry for cost of sales. Until the amount of returns can be reasonably estimated, the Company does not recognize revenue until after the products are shipped to customers and title has transferred, provided that a purchase order has been received or a contract has been executed, the price is fixed or determinable, there are no uncertainties regarding customer acceptance, the period of time in which the distributor or physician has to return the product has elapsed and collection of the sales proceeds is reasonably assured. Once the level of returns can be reasonably estimated, revenue (net of expected returns) will be recognized at the time of shipment and the passage of title, assuming there are no uncertainties regarding customer acceptance. If uncertainties regarding customer acceptance exist, revenue will not be recognized until such uncertainties are resolved. The Company has one distribution arrangement that provides for sales on a consignment basis. The Company intends to recognize revenue from consignment sales to this distributor after receipt of notification from the distributor of product sales to the distributor’s customers provided that a purchase order has been received or a contract has been executed with the distributor, the sales price is fixed or determinable, the period of time the distributor has to return the product as provided in its distributor agreement has elapsed and collectability is reasonably assured.

Management believes the product sales are multiple deliverables that can be divided into separate units of accounting under the guidance provided in EITF 00-21 and SOP 97-2. The sale of the scanners, one of the deliverables, is considered a separate product sale (separate unit of accounting). Software is included in this product. The software is bundled with the scanner which allows the number on the implantable microchip to be read. This software is not sold separately, the scanner has no value without it, there are no post contract support agreements or after sale services, upgrades, customization or training services. Management believes that within this product the scanner and software are not separate deliverables as defined in EITF 00-21 because as separate units they have no value to the customer on a stand-alone basis, there is no objective and reliable evidence of fair value of undelivered elements since they are never delivered independently and the arrangement does not include a general right of return.

Management also believes that SOP 97-2 is not relevant for these same reasons. The implantable microchip and insertion kits are another deliverable and are accounted for as a separate unit of accounting because they also have value to customers on a stand-alone basis. The microchips, which are a component of the insertion kits, are sold separately from the scanners and have independent usefulness.

Services Revenue

The services for maintaining subscriber information on a database maintained by the Company will be sold as a stand-alone contract and treated according to the terms of the contractual arrangements then in effect. Revenue from this service will generally be recognized over the term of the subscription period or the terms of the contractual arrangements then in effect.

The above revenue recognition policies notwithstanding, with respect to the sales of products and services sold in tandem, the revenue recognition policy will follow the ultimate arrangements to be negotiated between independent third parties or related parties.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Warranties

The Company provides certain warranties on all of its products. Provisions for future warranty costs are based on management’s best estimates and are recorded when revenue on product sales is recognized. The warranty periods for the Company’s implantable microchip products range from 15 to 60 days. The warranty periods for the Company’s other products range from one to three years. Management determines the warranty provision based on known product failures, historical experience, and other currently available evidence.

Warranty expense was approximately $0.2 million during 2005. The Company did not incur warranty expense in 2004 and 2003.

Stock-Based Compensation

Through December 31, 2005, the Company followed the guidance of Accounting Principles Board, or (APB,) Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25, or FIN 44, in accounting for its stock-based compensation arrangements. Accordingly, no compensation cost has been recognized for any of the stock options granted to directors and employees when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option. The Company has not granted any options to directors and employees at a price less than estimated fair value on the date of grant. When options are granted to employees and directors at a price less than the estimated fair value on the date of grant, compensation expense was required to be calculated based on the intrinsic value (i.e., the difference between the exercise price and the estimated fair value on the date of grant), and the compensation expense was recognized over the vesting period of the options. If the options are fully vested, the expense is recognized immediately.

Changes in the terms of stock option grants, such as extending the vesting period of the option or changes in the exercise price, generally have had accounting consequence. Accordingly, compensation expense was measured in accordance with APB 25 and recognized over the vesting period. If the modified grant was fully vested, any additional compensation cost was recognized immediately. The Company accounts for equity instruments issued to non-employees in accordance with Statement of Financial Accounting Standard, or SFAS, No. 123, Accounting for Stock-based Compensation, or FAS 123. During the 2005, 2004 and 2003, the Company recorded $2.3 million, $0.3 million and $0.7 million of expense, respectively, associated with such options, including $12,000 and $0.2 million during 2004 and 2003, respectively, related to a severance agreement.

On December 12, 2005, the Company’s board of directors approved a proposal accelerating the vesting on December 30, 2005 of all of the Company’s outstanding and unvested stock options previously awarded to employees, directors and consultants and to one employee of Applied Digital and one employee of Digital Angel (to the extent not already vested on that date), provided, however, that the grantee that acquires any shares pursuant to such an option (the vesting of which has been accelerated) shall not be permitted to sell such shares until the earlier of: (i) the original vesting date applicable to such option or (ii) the date on which such grantee’s employment terminates for any reason.

The purpose of accelerating the vesting of the employees’ and directors’ options was to enable the Company to avoid recognizing in its statement of operations compensation expense associated with the options in future periods. (In accordance with SFAS No. 123 (revised 2004), Share-Based Payment, or

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

FAS 123R, which replaces FAS 123 and supersedes APB 25, the Company would have been required to record compensation expense associated with these options beginning January 1, 2006, as more fully discussed below.) As a result of the acceleration, the Company expects to avoid recognition of up to approximately $0.6 million of compensation expense in its statement of operations over the course of the original vesting period, substantially all of which was expected to be avoided in 2006. Such expense is included in the Company’s pro forma stock-based compensation footnote disclosure for 2005 presented below. FIN 44 requires the Company to recognize compensation expense under certain circumstances, such as a change in the vesting schedule when such options are in the money on the date of the change, that would allow an employee to vest in an option that would have otherwise been forfeited based on the award’s original terms. The Company would be required to begin to recognize compensation expense over the new expected vesting period based on estimates of the number of options that employees ultimately will retain that otherwise would have been forfeited, absent the modifications. The majority of the accelerated options, absent the acceleration, would have been vested during the first half of 2006, with a smaller percentage vesting over the next 30 months. Such estimates of compensation expense would be based on such factors as historical and expected employee turnover rates and similar statistics. Of the stock options exercisable for approximately 0.3 million shares that were affected by the acceleration of vesting, substantially all of the $4.4 million of intrinsic value of the newly vested options is attributable to the Company’s executive officers and directors.

The Company is unable to estimate the number of options that its employees and directors will ultimately retain that otherwise would have been forfeited, absent the acceleration. Based on the current circumstance, the high concentration of options awarded to officers and directors and the Company’s historical turnover rates, no compensation expense resulting from the new measurement date was recognized by the Company upon accelerating of the vesting on December 30, 2005. The Company will recognize compensation expense in future periods, should a benefit be realized by the holders of the aforementioned options, which they would not otherwise have been entitled to receive.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation for options granted under its plans:

	2005	2004	2003
Net loss attributable to common stockholder, as reported	$(5,263)	$(2,011)	$(1,710)
Deduct:
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(1,178)	(134)	(56)

Pro forma net loss attributable to common stockholder	$(6,441)	$(2,145)	$(1,766)

Loss per share attributable to common stockholder:
Basic and diluted—as reported	$(1.00)	$(0.45)	$(0.38)

Basic and diluted—pro forma	$(1.22)	$(0.48)	$(0.40)

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The weighted average per share fair value of grants made in 2005, 2004 and 2003 for the Company’s stock options was $3.20, $0.66 and $0.14 respectively. The fair values of the options granted were estimated on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

	2005	2004	2003
Estimated option life	5.5 years	5.5 years	5.5 years
Risk-free interest rate	3.84%	3.88%	2.99%
Expected volatility	50.00%	68.84%	76.00%
Expected dividend yield	0.00%	0.00%	0.00%

Income Taxes

The Company accounts for income taxes under the asset and liability approach for the financial accounting and reporting for income taxes. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets where the Company determines realization is not currently judged to be more likely than not. Currently, the Company files a consolidated U.S. federal income tax return with Applied Digital. In the event that Applied Digital’s ownership is reduced below 80%, the Company would be required to file a separate federal income tax return. Income taxes are more fully discussed in Note 10.

Loss Per Common Share and Common Share Equivalent

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed giving effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares consist of incremental shares issuable upon exercise of stock options and warrants to the extent that the average fair value of the Company’s common stock for each period is greater than the exercise price of the options and warrants, except where there is a loss attributable to the common stockholder. As of December 31, 2005, stock options and warrants exercisable for approximately 2.5 million common shares were outstanding.

Impact of Recently Issued Accounting Standards

In December 2004 the Financial Accounting Standards Board, or the FASB, issued FAS 123R, which replaces FAS 123 and supersedes APB 25. FAS 123R requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under FAS 123 will no longer be an alternative to financial statement recognition. The provisions of FAS 123R became effective for the Company on January 1, 2006. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include either prospective or retrospective application of FAS 123R. The Company is currently evaluating the requirements of FAS 123R. As discussed above under the heading Stock-Based Compensation, all of the Company’s outstanding employee stock options were vested upon adoption on January 1, 2006, and, therefore, the Company does not expect that the initial adoption of FAS 123R will have a material impact on its consolidated results of operations and earnings (loss) per share. However, going forward, as the Company grants more options, it expects that the impact may be material. The Company is in the process of determining the method of adoption, and determining whether the adoption will result in amounts that are similar to the current pro

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

forma disclosures required under FAS 123, although it anticipates that the amounts may be greater due to increases in personnel during 2005. In addition, the Company has not yet determined the impact of FAS 123R on its compensation policies or plans, if any.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or FAS 151. FAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The Company is required to adopt FAS 151 beginning January 1, 2006. The Company believes the adoption of FAS 151 will not have a material impact on its financial position and the results of its operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, or FAS 153. This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of FAS 153 will not have a material impact on its financial position and the results of its operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections replacements of APB No. 20 and FAS No. 3, or FAS 154. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 also applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 is effective for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has not yet adopted the provisions of FAS 154 and it has not yet determined the impact on its financial statements, if any.

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivative and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivatives financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company has not yet determined the impact of the adoption of FAS 155 on its financial statements, if any.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Research and Development

Research and development costs are expensed as incurred and consist of development work associated with the Company’s existing and potential products. The Company’s research and development expenses relate primarily to payroll costs for engineering personnel, costs associated with various projects, including testing, developing prototypes and related expenses.

Deferred Offering Costs

At December 31, 2005, the Company had approximately $1.1 million in deferred offering costs. These costs are associated with the Company’s contemplated initial public offering and will reduce additional paid in capital upon the effectiveness of the offering. Such deferred offering costs would be required to be charged to operations if the offering is not consummated.

2. Inventories

The components of inventories, stated at the lower of cost with cost determined on the first-in first-out (FIFO) method or market, are as follows:

	2005	2004
Raw materials	$726	$—
Work-in-process	445	—
Finished goods	1,402	168

	2,573	168
Allowance for excess and obsolescence	(96)	(79)

	$2,477	$89

3. Equipment

	2005	2004
Equipment consists of the following:
Leasehold improvements	$15	$—
Equipment	1,186	255
Software	133	—

	1,334	255
Less accumulated depreciation and amortization	(444)	(124)

	$890	$131

Depreciation and amortization expense charged against income amounted to approximately $0.3 million and $48,000 for the years ended December 31, 2005 and 2004, respectively.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

4. Acquisitions

The following table describes the Company’s acquisitions during 2005:

Company acquired	Date acquired	Acquisition price	Goodwill and other intangibles acquired	Other net assets and liabilities	Business description
EXI Wireless Inc. (currently known as VHI)	3/31/05	$13,283	$11,555	$1,728	Provider of infant protection, wander prevention and asset location and identification systems

Instantel Inc.	6/10/05	$25,272	$26,239	$(967)	Manufacturer of remote monitoring products including infant protection and wander prevention systems and vibration monitors

EXI Wireless Inc.

On March 31, 2005, Applied Digital acquired EXI paying CDN$1.60 for each outstanding share of EXI (a total of 10,265,178 EXI common shares were outstanding on March 31, 2005) payable in shares of Applied Digital’s common stock based on the daily weighted-average closing price of its common stock quoted for the ten consecutive trading days that ended three trading days before the closing. The resulting exchange ratio was 3.0295 shares of EXI’s common stock for each share of Applied Digital’s common stock. Accordingly, Applied Digital issued 3,388,407 shares of its common stock valued at approximately $11.7 million to EXI’s shareholders.

In addition, all existing EXI options and warrants outstanding were converted pro rata, based upon the exchange ratio, into options or warrants exercisable into shares of Applied Digital’ common stock. The value of the options and warrants exchanged was approximately $0.7 million. Included in the purchase price was approximately $0.9 million in acquisition costs consisting primarily of a finder’s fee and legal and accounting related services that were direct costs of the acquisition. The total cost of the acquisition was approximately $13.3 million.

Effective March 31, 2005, Applied Digital contributed EXI to the Company, under the terms of an exchange agreement between Applied Digital and the Company dated June 9, 2005, in consideration for approximately 1.1 million shares of the Company’s common stock.

EXI, based in Vancouver, Canada, has developed patient wandering, maternity ward infant protection and asset location and identification systems combining automated identification and real-time location technologies.

The acquisition of EXI was accounted for under the purchase method of accounting. The required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has been made based upon preliminary valuations

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

and are subject to change. The excess of purchase price over the fair value of the assets and liabilities of EXI was preliminarily recorded as goodwill of approximately $5.0 million. The intangible assets with a preliminary value of approximately $6.6 million are comprised of patents, trademarks, customer relationships and distribution networks. These intangibles assets are being amortized over periods ranging from 4 to 12.3 years. The trademarks have indefinite lives.

The Company recorded amortization expense of approximately $0.5 million in 2005 associated with these intangible assets. See Note 5.

Instantel Inc.

On June 10, 2005, the Company’s subsidiary, VHI, entered into a share purchase agreement by and among Instantel, Instantel Holding Company s.ar.l., Perceptis, L.P., VHI, the Company and Applied Digital to acquire 100% of the common stock of Instantel. Applied Digital funded the acquisition, with such funding being recorded as a capital contribution to the Company. Under the terms of the agreement, Instantel became a wholly-owned subsidiary of VHI.

The purchase price for Instantel was approximately $25.0 million. The purchase price is payable in two payments. The first payment of $22.0 million was paid in cash at the closing of the transaction. The second payment is required to be made on the earlier of (i) the closing of the Company’s initial public offering or (ii) September 30, 2006, subject to extension until December 31, 2006. On the closing of the Company’s initial public offering, Perceptis is entitled to receive from the Company a number of shares of the Company’s common stock with an aggregate market value of $2.0 million valued at the close of business on the date of the second payment and a number of shares of Applied Digital common stock with an aggregate market value of $1.0 million valued at the close of business on the date of the second payment. If the closing of the initial public offering of the Company’s common stock does not occur by December 31, 2006, Perceptis may elect to receive from the Company either a number of shares of Applied Digital common stock with an aggregate market value of $3.0 million or a cash payment of $2.5 million. Perceptis has anti-dilution protections as provided in the share purchase agreement and the second payment obligation is guaranteed by Applied Digital. Associated with the guaranty, a number of shares of Applied Digital common stock with an aggregate market value of $3.0 million valued on the date of closing was placed in escrow for the benefit of Perceptis to secure the guarantee by Applied Digital of the Company’s performance of the payment obligations. The Company is obligated to reimburse Applied Digital either in stock or cash or a combination of both for any Applied Digital stock issued in connection with the second payment obligation.

In addition, the Company incurred $0.3 million in acquisition costs consisting primarily of legal and accounting related services that are direct costs of the acquisition.

Instantel, based in Ottawa, Canada, is a manufacturer of remote monitoring products in the areas of healthcare security and vibration monitoring for a diverse customer base.

The Instantel acquisition was accounted for under the purchase method of accounting. The required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, have been made based upon preliminary valuations and are subject to change. The excess of purchase price over the estimated fair value

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

of the assets acquired and liabilities assumed of Instantel was preliminarily recorded as goodwill of $12.0 million. In addition, the Company has preliminarily recorded intangible assets of $14.2 million comprised of patents, trademarks, customer relationships and distribution networks. These intangibles assets are being amortized over periods ranging from 8.4 to 11.8 years. The trademarks have indefinite lives. The Company recorded amortization expense of approximately $0.6 million in 2005 associated with these intangibles. See Note 5.

In considering the benefits of the EXI and Instantel acquisitions, management recognized the strategic complement of these businesses’ technologies and customer bases with the Company’s existing RFID implantable microchip business.

The required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, have been made based upon preliminary valuations. The Company currently believes that it has identified all significant liabilities assumed and tangible and intangible assets acquired, however, based upon its final valuation and review it may determine that additional liabilities or tangible assets exist or it may determine that the preliminary estimated fair value ascribed to the intangible assets or the estimated useful lives require revision. Several factors are still being considered including: (i) the status of certain competing product offerings from each company; (ii) income tax considerations; and (iii) the finalization of cash flow projections for later years, among others. The Company anticipates that it will finalize the purchase price allocations within the next several months. Any adjustments to the purchase price allocations will be recorded as increases or decreases in goodwill. The total purchase prices of EXI and Instantel were allocated as follows:

	EXI	Instantel
Current assets	$3,112	$5,678
Equipment	191	493
Intangibles:
Patented and non-patented proprietary technology	3,710	1,720
Trademarks	1,131	3,790
Customer relationships	895	3,390
Distribution network	856	5,320
Goodwill	4,963	12,019
Current liabilities	(1,057)	(2,748)
Deferred tax liability	(518)	(4,390)

	$13,283	$25,272

See Note 5 for a discussion of the fair values and lives assigned to the intangible assets.

In determining the purchase prices for EXI and Instantel, the Company considered various factors including: (i) historical and projected revenue streams and operating cash flows of each company; (ii), their management teams; (iii) the potential to expand the market for the Company’s existing human implantable microchip business through their existing distribution channels; (iv) the complementary nature of each company’s product offerings as an extension of the offerings of the other company and of the Company’s existing business; (v) similarities in corporate culture; and (vi) the opportunity for expanded research and development of the combined product offerings and the potential for new product offerings.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The Company felt that the growth would ultimately result in a favorable return on its investment notwithstanding a purchase price that included amounts for goodwill. Moreover, the Company saw EXI’s customer base, sales force, research and development teams and management as useful in developing the Company’s VeriMed Patient Identification System. The same analysis took place with Instantel, as well as recognition that Instantel and EXI were competitors and that future results could be augmented by eliminating that competition, better serving customers with the best of both companies’ products and eliminating redundancies. Based on the Company’s assessments, it determined that it was appropriate to offer purchase prices for EXI and Instantel that resulted in the recognition of goodwill.

The results of EXI and Instantel have been included in the statement of operations since their respective dates of acquisition. Unaudited pro forma results of operations for the years 2005 and 2004 are included below. Such pro forma information assumes that the above acquisitions had occurred as of January 1, 2004, and revenue is presented in accordance with the Company’s accounting policies. This summary is not necessarily indicative of what the Company’s results of operations would have been had EXI and Instantel been owned and operated by the Company during such periods, nor does it purport to represent results of operations for any future periods.

	Unaudited For the Year Ended December 31, 2005	Unaudited For the Year Ended December 31, 2004
Net revenue	$24,554	$19,846
Net loss attributable to common stockholder—basic and diluted	$(5,528)	$(1,314)
Net loss per common share attributable to common stockholder—basic and diluted	$(0.99)	$(0.24)

5. Intangible Assets

The information set for the below about the Company’s acquired intangible assets as of December 31, 2005 is based upon preliminary purchase price allocations. See Note 4. The Company did not have intangible assets at December 31, 2004. The estimated fair values of the acquired intangible assets were determined on the basis of customer relationships, patents and other proprietary rights for technologies, contract lives and revenue, distributor relationships and other factors associated with distribution networks, and using cash flow methodology. Under this method, the Company estimated the cash flows that each of the intangible assets are expected to generate over the course of their expected economic lives. Actual cash flows may differ significantly from these estimates.

The expected economic lives of these intangible assets were determined based upon an analysis of the expected use of the asset, the Company’s ability to extend or renew patents and other contractual provisions associated with the asset, the estimated average life of the associated products, the stability of the industry, expected changes in or the costs the Company is likely to incur in finding alternative distribution networks or channels, and other factors deemed appropriate. In performing the expected life analysis, the Company determined that its trademarks had indefinite lives. In making this assessment, the Company evaluated whether there were any legal, regulatory, or contractual factors limiting the useful lives of the acquired trademarks and it concluded that these factors did not limit the useful lives of the acquired trademarks as of the dates of their acquisition.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The Company also evaluated and determined that there were no competitive or economic factors, including technological advances or obsolescence of the related products, that limited the useful lives of the acquired trademarks. Based on 2005 revenue, the Company believes that Instantel was a significant participant in the vibration monitoring marketplace, and EXI and Instantel were both significant participants in the infant protection and wander prevention marketplaces. The core radio frequency technology utilized by the Company’s RFID products has been established since the 1950s and is essentially the same for all of today’s competing RFID product lines. Given the Company’s market share, the proprietary nature of its RFID products and underlying software platform, and the current competitive environment, the Company is not aware of any significant risk that its technology will be rendered obsolete in the foreseeable future.

The EXI and Instantel trademarks were established and highly recognized at the time each entity was acquired. The acquired EXI and Instantel trademarks, Roam Alert and WatchMate, which are related to the Company’s wander prevention systems, were registered in 1994. The trademarks associated with the Company’s infant protection systems, Halo and Hugs, were registered in 1999, the asset location and identification system’s trademark, Assetrac, was registered in 2002 and the vibration monitoring trademark, Blastmate, was registered in 1990.

The Company concluded that based on (i) the current market positions for the acquired products; (ii) the overall expected growth of the RFID healthcare market; (iii) the market presence provided by the established distribution networks of both EXI and Instantel; (iv) the lack of legal, contractual or competitive factors limiting the useful lives of the acquired trademarks; and (v) the conclusion that the trademarks will have value for the foreseeable future, the Company had reasonable support to conclude that the acquired EXI and Instantel trademarks had indefinite lives.

Going forward the Company will test these intangible assets for impairment at least annually. These tests will be performed using discounted cash flows, which will incorporate future events such as market conditions and operational performance of the acquired businesses. Specifically, the Company’s annual test of the estimated fair value of its trademarks is subject to assumptions regarding the future level of revenues related to the trademarks, the royalty rate applied to the future revenues, the discount rate used to bring the future cash flows to present value, and any changes in the Company’s determination regarding the life of the trademarks.

The Company has evaluated the sensitivity of its trademark value conclusions to variations in its estimated useful life assumptions for the EXI and Instantel trademarks. The Company concluded that its value conclusions would not change significantly due to variations in the estimated useful life assumptions. Approximately 86.0% of the present value of the trademark cash flows is contributed by the cash flows generated between year 1 (2005) and year 20 (2025). Therefore, a sensitivity analysis based on variations of the estimated useful lives of the EXI and Instantel trademarks would not significantly change the Company’s value conclusions.

The preliminary acquisition date trademark value conclusions for EXI and Instantel’s trademarks were $1,131,000 and $3,790,000, respectively. In determining the value of the trademarks, the Company employed the income approach. The Company used the discounted cash flow method to calculate the present value of EXI’s and Instantel’s trademark cash flows. In the Company’s valuation model, it considered the “relief from royalty” concept which assumes that if a company owns a trademark it does not have to “rent” one and therefore is “relieved” from paying a royalty. The amount of the phantom payment (after-tax) is used as a surrogate for income attributable to the trademark.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

In valuing the EXI and Instantel trademarks, the Company applied a market-based royalty rate to the projections of revenue for the various product lines of EXI and Instantel. The projected royalty cash flows, on an after-tax basis, were discounted to present value using a discount rate that adequately reflected the inherent risks of the trademark cash flows. In valuing the trademarks, the Company applied what it believes to be appropriate discounts rates, ranging from 17.0% to 23.7% to the projected trademark cash flows and it used a terminal revenue growth rate of 5%.

The Company evaluated the sensitivity of the trademark value conclusions to variations in the projected revenue estimates for fiscal years 2005 through 2009 and variations in the 5.0% terminal revenue growth rate for both EXI and Instantel for fiscal years 2010 and beyond. A summary of the valuation scenarios is as follows:

Scenario 1: A 10.0% increase to the projected annual revenue for 2005 through 2009 and a 10.0% increase in the terminal revenue growth from 5.0% to 5.5%. The Scenario 1 value conclusions are:

EXI Trademarks:	$1,266,000 (11.9% greater than acquisition date value)
Instantel Trademarks:	$4,290,000 (13.2% greater than acquisition date value)

Scenario 2: A 10.0% decrease to the projected annual revenue for 2005 through 2009 and a 10.0% decrease in the terminal revenue growth from 5.0% to 4.5%. The Scenario 2 value conclusions are presented below:

EXI Trademarks:	$1,001,000 (11.5% less than acquisition date value)
Instantel Trademarks:	$3,310,000 (12.7% less than acquisition date value)

Based on the Company’s analysis of the uncertainties associated with assumptions used in its trademark valuations, the Company concluded that when performing its annual tests for impairment, variations in the level of projected revenue represent the most significant variable affecting the future estimated fair value of the Company’s trademarks.

Intangible assets	December 31, 2005	Weighted average lives (in years)
Trademarks	$4,921	Indefinite

Patented and non-patented proprietary technology	5,430	12.11
Customer relationships	4,288	8.75
Distribution networks	6,176	8.14

	$15,894

Accumulated amortization
Patented and non-patented proprietary technology	$225
Customer relationships	415
Distribution networks	420

	$1,060

Net intangible assets	$19,755

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Estimated amortization expense for the years ending December 31, is as follows:

2006	$1,782
2007	1,782
2008	1,782
2009	1,615
2010	1,559
Thereafter	6,314

$14,834

6. Goodwill

Goodwill consists of the excess of cost over fair value of net tangible and identifiable intangible assets of companies purchased. The Company applies the principles of SFAS No. 141, Business Combinations or FAS 141, and uses the purchase method of accounting for acquisitions of subsidiaries.

The carrying amount of Company’s goodwill by reporting unit (reporting units are those businesses for which discrete financial information is available and upon which segment management makes operating decisions) is as follows:

	Healthcare	Security and Industrial	Consolidated
Balance, December 31, 2004	$—	$—	$—
Acquisitions	13,131	3,851	16,982

Balance, December 31, 2005	$13,131	$3,851	$16,982

The Company’s goodwill, which resulted from the acquisitions of EXI and Instantel, is not deductible for income tax purposes, and is based upon preliminary purchase price allocations.

In the fourth quarter of 2005, the Company tested its goodwill and other intangible assets at each reporting unit level in accordance with FAS 142. The fair value of the Company’s reporting units, substantially all of the operations of which were acquired during 2005, was based on valuations prepared by management. Based on these assessments, there was no impairment of goodwill and other intangible assets at December 31, 2005.

7. Financing Agreements

VHI is a party to a credit agreement with the Royal Bank of Canada. The credit facility provides for borrowings up to CDN $1.5 million, or approximately U.S. $1.2 million at December 31, 2005. Approximately $0.1 million was outstanding under the credit facility as of December 31, 2005. The annual interest rate on the facility is the Royal Bank of Canada prime rate of interest plus 1%. The borrowing limit is up to 85% of eligible accounts receivable and up to 25% of eligible inventory. Under the terms of the agreement, VHI must comply with certain reporting covenants. The loan is guaranteed by the subsidiaries of VHI and collateralized by a first priority security interest on all of the assets of VHI and its subsidiaries. The Company has not guaranteed the loan, and none of its assets have been pledged to secure VHI’s obligations under the loan. At December 31, 2005, VHI had an aggregate net book value of approximately $13.1 million.

On December 27, 2005, the Company and Applied Digital converted the amounts due to Parent Company into a revolving line of credit under the terms of a loan agreement, security agreement and a revolving line of credit note. The line of credit is more fully described in Note 15.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

8. Stockholder’s Equity (Capital Deficit)

Warrants

On August 21, 2002, the Company issued to IBM Credit LLC a warrant to acquire 410,889 shares of the Company’s common stock at an exercise price of $0.225 per share, which represented management’s estimate of fair value at the time of grant. The warrant was issued in connection with an amendment to a credit agreement between Applied Digital, certain of its subsidiaries and IBM Credit LLC. The warrant was exercisable on the date of grant and expires on August 21, 2007. The fair value of the warrant of approximately $44,000 was reflected as a deemed dividend to Applied Digital. The fair value of the warrant was determined using the Black-Scholes valuation model and the following assumptions:

Warrant life	5 years
Risk-free interest rate	3.31%
Expected volatility	50.00%
Expected dividend yield	0.00%

In connection with the acquisition of Instantel, the Company issued warrants to Satellite Strategic Finance Partners, Ltd. and Satellite Strategic Finance Associates, LLC exercisable into 20,960 and 12,373 shares of the Company’s common stock, respectively. The warrants are exercisable at an exercise price of $36.00 per share, subject to certain anti-dilution provisions, from June 10, 2005 through June 10, 2007. The warrants were valued at approximately $1,000 using the Black-Scholes valuation model and the value of the warrants has been recorded as a deemed dividend to Applied Digital.

In April 2002, the Company’s board of directors approved the VeriChip Corporation 2002 Flexible Stock Plan, or the VeriChip 2002 Plan. Under the VeriChip 2002 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 2.0 million. As of December 31, 2005, approximately 1.7 million options, net of forfeitures, have been granted to directors, officers and employees under the VeriChip 2002 Plan, and all of the options granted were outstanding as of December 31, 2005. The options are fully vested and expire up to nine years from the vesting date. As of December 31, 2005, no SARs have been granted under the VeriChip 2002 Plan.

On April 27, 2005, Applied Digital’s board of directors approved the VeriChip Corporation 2005 Flexible Stock Plan, or the VeriChip 2005 Plan. Applied Digital’s shareholders approved the VeriChip 2005 Plan on June 11, 2005. Under the VeriChip 2005 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 0.3 million. As of December 31, 2005, no options have been granted under the VeriChip 2005 Plan.

Under the Company’s stock option plans, including the VeriChip 2002 Plan, as amended in December 2006, unless otherwise provided, no holder of an option award may exercise such option award if the Company’s common stock is not then traded publicly on the bulletin board or on a stock exchange or other such market, except: (i) in connection with a sale of all or part of the Company’s common stock, or (ii) within two months prior to the expiration of the option as provided in the option award.

In addition, as of December 31, 2005, 0.4 million options have been granted outside of the Company’s plans to an employee, directors and consultants. These options were granted at exercise prices ranging from $0.225 to $8.55 per share, are fully vested and expire on varying dates through May 23, 2014.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

A summary of stock option activity for 2005, 2004, and 2003 is as follows:

	2005			2004		2003
	Number of options		Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding on January 1	1,826		$0.54	1,387	$0.36	1,535	0.24
Granted	428		7.11	674	1.71	180	0.14
Exercised	—		—	—	—	—	—
Forfeited	(199)		0.51	(235)	2.85	(328)	0.24

Outstanding on December 31	2,055		1.92	1,826	0.54	1,387	0.36

Exercisable on December 31	2,055	(1)	1.92	1,351	0.33	965	0.24

Shares available on December 31 for options that may be granted	545			152		591

(1)	All options become exercisable upon completion of the Company’s initial public offering.

The following table summarizes information about stock options at December 31, 2005 (in thousands, except weighted-average amounts):

	Outstanding stock options			Exercisable stock options
Range of exercise prices	Shares	Weighted average remaining contractual life (in years)	Weighted average exercise price	Shares	Weighted average exercise price
$0.00-$0.90	1,057	3.6	$0.24	1,057	$0.24
$0.90-$ 4.05	572	6.1	1.14	572	1.14
$4.05-$ 6.06	67	8.2	2.13	67	2.13
$6.06-$ 8.10	298	7.6	7.05	298	7.05
$8.10-$ 10.11	56	7.5	8.55	56	8.55
$10.11-$ 20.25	5	7.0	20.25	5	20.25

	2,055	5.1	$1.92	2,055	$1.92

The Company granted to certain of its employees and directors options to purchase approximately 0.3 million shares of its common stock during the period January 1, 2005 to August 11, 2005 that were granted at exercise prices ranging from $6.93 to $8.55 per share and were equal to or greater than the estimated fair value of the underlying common stock on the date of each grant, as determined by the Company’s management. Options exercisable for approximately 0.2 million shares were granted with an exercise price of $6.93, which was the estimated fair value of the Company’s common stock on the date of grant, and options exercisable for approximately 0.1 million shares were granted at exercise prices greater than the estimated fair value on the dates of grant. The Company’s management determined these values principally based upon internal valuation estimates as well as arm’s-length transactions involving the fair value of the businesses it acquired. The assumptions used by management, include:

•	The Company’s projected operating performance;

•	risk of non-achievement of projected operating performance;

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

•	the purchase prices of the two businesses acquired during the first half of 2005, including the risk that the acquisitions may not have been completed at certain interim valuation dates; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and medical device companies.

Management’s valuation methodology, including terminal and enterprise value, was based on the following factors:

•	Unlevered free cash flows for the Company’s implantable microchip business were projected for five years, which was deemed to be the appropriate valuation period;

•	Earnings before interest, taxes, depreciation and amortization, or EBITDA, was used to estimate terminal value;

•	Management considered the relevant multiples for RFID and medical device companies in determining the appropriate terminal value multiple;

•

A discount rate was applied to the net free cash flows and terminal value. The rate was determined based on the risk free rate of the 10-year U.S. Treasury Bond plus an applicable market risk premium and the specific risk premium associated with the Company’s facts and circumstances. (The discount rate utilized by the Company was the rate of return expected from the market or the rate of return for a similar investment with similar risks);

•

The purchase prices of EXI and Instantel, adjusted for the risk that the acquisitions may not have been completed at certain interim valuation dates, were added to the value of the implantable microchip business to determine enterprise value; and

•

Management computed the fully diluted value of each share of the Company’s common stock in order to factor in the dilutive effect of reflecting in the money stock options and warrants at each valuation date.

In addition, the Company granted options exercisable for approximately 0.1 million shares of common stock during 2005 to consultants and employees of Applied Digital and one employee of Digital Angel. In accordance with FAS 123, the Company recorded compensation expense associated with these options based on an estimate of the fair value on each date of grant (with the fair value of the Company’s common stock for grants from January 1, 2005 to August 11, 2005 being determined by management as discussed above) and using the Black-Scholes valuation model. The Company was required to re-measure the compensation expense associated with these options on December 30, 2005, the date of acceleration of the vesting of these options. (The Company accelerated the vesting of these options as more fully discussed in Note 1.) This re-measurement was based on the estimated fair value of the Company’s common stock on December 30, 2005, which was assumed to be the then estimated IPO value, and using the Black-Scholes valuation model. This re-measurement resulted in compensation expense being recorded in 2005 based upon the fair value of these stock options on the vesting date. In addition, during 2005, 2004 and 2003, the Company granted stock options to employees of Applied Digital and other non-employees who had provided services to the Company. For these options, the Company recognized compensation expense using the same methodology as was used for the comparable 2005 grants discussed above. The Company recorded aggregate compensation expense of approximately $2.3 million, $0.3 million and $0.7 million during the years ended December 31, 2005, 2004 and 2003, respectively, in connection with these stock options.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

There are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of the Company’s securities. The Company believes that the estimates of the fair value of its common stock at each option grant date were reasonable under the circumstances.

The Black-Scholes model, which the Company used to determine compensation expense, required the Company to make several key judgments including:

•	the estimated value of the Company’s common stock;

•	the expected life of issued stock options;

•	the expected volatility of the Company’s stock price;

•	the expected dividend yield to be realized over the life of the stock option; and

•	the risk-free interest rate over the expected life of the stock options.

The Company prepared these estimates based upon its historical experience, the stock price volatility of comparable publicly-traded companies, including Applied Digital, and its best estimation of future conditions.

9. Selling, general and administrative expenses:

	For the Years Ended December 31,
	2005	2004	2003
Salaries and benefits (1)	$6,631	$866	$1,146
Depreciation and amortization	1,159	48	44
Legal and accounting	1,059	373	251
Sales and marketing	700	194	151
Travel and entertainment	743	107	100
Insurance	203	97	76
Professional and consulting	907	62	30
Other	1,040	183	179

	$12,442	$1,930	$1,977

(1)	Included in salaries and benefits is $2.3 million, $0.3 million and $0.7 million of compensation expense for the years 2005, 2004 and 2003, respectively, associated with stock options granted to employees of Applied Digital and consultants.

10. Income taxes:

The Company’s income taxes as presented are calculated on a separate tax return basis, although for 2005, 2004 and 2003, the Company’s U.S. operations are included in the consolidated federal income tax return filed by Applied Digital. The Canadian operations are subject to Canadian taxes. The Company accounts for income taxes under the asset and liability approach. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets where the Company determines realization is not currently judged to be more likely than not.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The provision for income taxes consists of:

	For the Years Ended December 31,
	2005	2004	2003
Current:
United States	$—	$—	$—
Canadian	127	—	—

Current income tax provision (credit)	127	—	—

Deferred:
United States	—	—	—
Canadian	(71)

Deferred income taxes provision (credit)	(71)	—	—

	$56	$—	$—

Instantel and EXI file income tax returns in Canada. The Company considers earnings from EXI and Instantel to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings, the Company may be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to Canada.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	December 31,
	2005	2004
Deferred tax assets:
Liabilities and reserves	$194	$36
Stock-based compensation	1,309	407
Prepaid expenses	33	—
Deferred income	—	3
Property and equipment	14	—
Investment tax credit	1,361	—
Net operating loss carryforwards	3,458	1,481

Gross deferred tax assets	6,369	1,927
Valuation allowance	(4,385)	(1,899)

	1,984	28
Deferred tax liabilities:
Intangible assets	6,821	—
Property and equipment	—	28

	6,821	28

Net deferred tax liability	$4,837	$—

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The deferred tax assets and liabilities are included in the following balance sheet captions:

	December 31,
	2005	2004
Current deferred tax asset	$227	$—
Long-term deferred tax liability	5,064	—

	$4,837	$—

The aggregate net deferred tax liability of $4.8 million was recorded at the dates of acquisition. The deferred tax liability related primarily to taxable temporary differences resulting from allocation of the purchase price for EXI and Instantel. The intangible assets are subject to adjustment based upon the final purchase price allocations.

The valuation allowance for U.S. deferred tax assets increased by approximately $2.5 million and $0.8 million in 2005 and 2004, respectively, due mainly to the generation of net operating losses. The valuation allowance was provided for U.S. net deferred tax assets that exceeded the level of existing U.S. deferred tax liabilities.

Approximate domestic and international (loss) income before provision for income taxes consists of:

	For the Years Ended December 31,
	2005	2004	2003
Domestic	$(6,621)	$(2,011)	$(1,710)
International	1,415	—	—

	$(5,206)	$(2,011)	$(1,710)

The difference between the effective rate reflected in the provision for income taxes on loss before taxes and the amounts determined by applying the applicable statutory U.S. tax rate are analyzed below:

	2005	2004	2003
	%	%	%
Statutory tax (benefit) rate	(34)	(34)	(34)
State income taxes, net of federal benefits	(5)	(4)	(4)
Foreign income tax rate differential	(8)	—	—
Change in deferred tax asset valuation allowance	48	38	38

	1	—	—

Currently, the Company (exclusive of its Canadian subsidiaries) files a consolidated federal income tax return with Applied Digital. Upon completion of the initial public offering of the Company’s common stock, it is anticipated that Applied Digital’s ownership will be less than 80%. If that is the case, the Company will be required to file a separate federal income tax return. At December 31, 2005, the Company had U.S. federal net operating loss carryforwards of approximately $8.3 million for income tax purposes that expire in various amounts through 2025. The net operating losses will be allocated in accordance with Treasury Regulation § 1.1502-21T(b)(2)(iv), if the Company ceases to be a part of the consolidated tax return of Applied Digital.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Based upon the change of ownership rules under IRC Section 382, if in the future the Company issues common stock or additional equity instruments convertible into shares of the Company’s common stock, which result in the Company’s ownership change exceeding the 50% limitation threshold imposed by that section, all of the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in any particular year.

The Canadian subsidiaries file separate income tax returns in Canada. Effective, January 1, 2006, two of the VHI subsidiaries have been amalgamated with Instantel. The combined tax attributes, including investment tax credit carryforwards, will be available to offset future taxable income of the amalgamated entity. In addition, as of December 31, 2005, VHI had Canadian non-capital loss carryforwards of $1.2 million that expire in 2012. These loss carryforwards are anticipated to be used during 2006 and 2007 and, therefore, no valuation allowance has been provided against the related deferred tax asset.

11. Loss Per Share

A reconciliation of the numerator and denominator of basic and diluted loss per share attributable to common stockholder is provided as follows:

	For the Years Ended December 31,
	2005	2004	2003
Numerator:
Numerator for basic loss per share:
Net loss	$(5,262)	$(2,011)	$(1,710)
Deemed dividend	(1)	—	—

Net loss attributable to common stockholder	$(5,263)	$(2,011)	$(1,710)

Denominator:
Denominator for basic and diluted loss per share: (1)
Weighted average shares outstanding	5,279	4,444	4,444

Diluted weighted-average shares	5,279	4,444	4,444

Basic and diluted loss per share attributable to common stockholder	$(1.00)	$(0.45)	$(0.38)

(1)

The incremental weighted average shares issuable upon the exercise of stock options and warrants where the average estimated fair value of the Company’s common stock during each period presented exceeded the exercise price listed below were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented:

	For the Years Ended December 31,
	2005	2004	2003
Stock options	1,673	1,170	1,017
Warrant	401	354	329

	2,074	1,524	1,346

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The following stock options and warrants outstanding as of December 31, 2005, 2004 and 2003, were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	For the Years Ended December 31,
	2005	2004	2003
Stock options	2,055	1,826	1,387
Warrant	444	411	411

	2,499	2,237	1,798

12. Segment information:

The Company operates in two business segments: Healthcare, and Security and Industrial.

Healthcare:

Utilizing RFID, the Company’s Healthcare segment currently engages in marketing, selling and developing the following products:

•	human-implantable RFID-enabled products for use in a variety of healthcare, security and other applications;
•	patient protection, wander prevention and maternity ward infant protection systems combining automated RFID identification and real-time local area location technologies; and
•	RFID-based asset location and management systems to hospitals and other healthcare providers.

Security and Industrial

The Company’s Security and Industrial segment engages in marketing, selling and developing the following products:

•	human-implantable RFID-enabled products for use in a variety of security and other applications;
•	RFID based systems for the location and management of equipment, tools and supplies in an industrial environment; and
•	Vibration monitoring systems for regulated vibration control.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Following is the selected segment data for the years ended December 31:

2005	Healthcare	Security and Industrial	Corporate	Total
Net product revenue from external customers	$11,200	$3,320	$—	$14,520
Net service revenue from external customers	849	500	—	1,349

	12,049	3,820	—	15,869

Depreciation and amortization	1,007	376	—	1,383
Interest and other income	(49)	(14)	—	(63)
Interest expense	—	—	343	343
Loss before provision for income taxes	(3,356)	(1,507)	(343)	(5,206)

Goodwill	13,131	3,851	—	16,982
Segment assets	37,571	10,867	—	48,438
Expenditures for property and equipment	326	98	—	424

2004	Healthcare	Security and Industrial	Corporate	Total
Net product revenue from external customers	$—	$247	$—	$247
Net service revenue from external customers	—	—	—	—

	—	247	—	247

Depreciation and amortization	24	24	—	48
Interest and other income	—	(15)	—	(15)
Interest expense	—	—	144	144
Loss before provision for income taxes	(1,041)	(826)	(144)	(2,011)

Goodwill	—	—	—	—
Segment assets	85	198	—	283
Expenditures for property and equipment	16	16	—	32

2003	Healthcare	Security and Industrial	Corporate	Total
Net product revenue from external customers	$—	$545	$—	$545
Net service revenue from external customers	—	—	—	—

	—	544	—	545

Depreciation and amortization	22	22	—	44
Interest and other income	—	—	—	—
Interest expense	—	—	78	78
Loss before provision for income taxes	(504)	(1,128)	(78)	(1,710)

Goodwill	—	—	—	—
Segment assets	94	688	—	782
Expenditures for property and equipment	3	3	—	6

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Revenues are attributed to geographic areas based on the location of the assets producing the revenue. Information concerning principal geographic areas for the year ended December 31 were as follows (in thousands):

	United States	Canada	Consolidated
Year ended December 31, 2005:
Net revenue	$68	$15,801	$15,869
Long-lived tangible assets	132	758	890
Deferred tax liabilities	—	5,064	5,064

Year ended December 31, 2004:
Net revenue	247	—	247
Long-lived tangible assets	131	—	131
Deferred tax liabilities	—	—	—

Year ended December 31, 2003:
Net revenue	545	—	545
Long-lived tangible assets	147	—	147
Deferred tax liabilities	—	—	—

13. Unasserted Claim—Potential Intellectual Property Conflict

Hughes, HID, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned its rights under the 1994 license agreement (see Note 1) may commence a claim against the Company asserting that the Company is violating its rights. If such a claim is successful, sales of the Company’s implantable microchip could be enjoined and the Company could be required to cease its efforts to create a market for its implantable microchip until the patent expires in April 2008. In addition, the Company could be required to pay damages, which may be substantial.

If the Company or Digital Angel is denied use of the patented technology in applications involving the identification of human beings and security applications, the Company will not be able to purchase or sell any of its products that incorporate the implantable microchip before the patent expires. The Company may be required to pay royalties and other damages to third parties on products it has already purchased or will purchase from Digital Angel.

The Company has been publicly marketing and selling the implantable microchip for human identification and security applications for over four years. Through December 31, 2005, there have been and are no pending or threatened intellectual property claims challenging the Company’s marketing or selling activities. The Company’s supply and development agreement with Digital Angel contains an indemnification provision. To the extent that such an infringement claim is made, the Company believes it is entitled to indemnification pursuant to the supply and development agreement with Digital Angel.

Under the circumstances, the accompanying financial statements make no provision with respect to the unasserted claim described above.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

14. Commitments and Contingencies

The Company has entered into operating leases with remaining terms through 2009 for its three business locations: Richmond, British Columbia; Edmonton, Alberta; and Ottawa, Ontario. Minimum lease payments due under the operating leases for the next five years and thereafter are presented in the table below. The leases provide for escalation payments for certain operating expenses.

On March 4, 2002, the Company entered into a supply agreement with Digital Angel, an affiliate, to supply the Company’s human-implantable microchip and RFID technology. Digital Angel is the Company’s sole supplier of the implantable microchips relating to the Company’s business. Digital Angel may sell the human-implantable microchips and RFID technology to third parties if the Company does not purchase certain prescribed minimum quantities or the Company defaults in any obligation under the agreement, including the payment of money, and the default is not cured within 90 days after receipt of written notice. On December 28, 2005, the agreement was amended and restated. The amended and restated agreement is more fully discussed in Note 15.

Year	Minimum rental payments	Purchase commitments
2006	$231	$—
2007	255	875
2008	271	1,750
2009	114	2,500
2010	—	3,750
Thereafter	—	8,166

	$871	$17,041

Legal proceedings:

The Company is a party to various legal actions as either plaintiff or defendant. The Company does not believe that these actions will result in any loss to it, and accordingly, no provision has been made as of December 31, 2005.

Metro Risk

On January 10, 2005, the Company commenced an action in the Circuit Court for Palm Beach County, Florida, against Metro Risk Management Group, LLC, or Metro Risk. In this suit, the Company claims that Metro Risk breached the parties’ three international distribution agreements by failing to meet required minimum purchase obligations. On July 1, 2005, Metro Risk asserted a counterclaim against the Company for breach of contract and fraud in the inducement. Specifically, in its claim for breach of contract, Metro Risk alleged that the Company breached the exclusivity provision of the parties’ distribution agreements by later signing a different distribution agreement with another distributor. Metro Risk asserted that that distribution agreements included areas in Europe. By virtue of its counterclaim, Metro Risk seeks reliance damages in the amount of $155,000, which represents the amount of money advanced by Metro Risk for the project, lost profits and attorneys’ fees. Currently, the Company has pending a motion to strike Metro Risk’s answer, affirmative defenses, allegations within the counterclaim, and other claims. Given the early stage of the case and because discovery has not yet begun, counsel and management are currently unable to assess the Company’s exposure to loss.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

15. Related Party Transactions

Under a shared and transition services agreement, Applied Digital has provided certain general and administrative services to the Company including, accounting, finance, payroll and legal services, telephone, rent and other miscellaneous items. The costs of these services, which are included in the Company’s statement of operations in selling, general and administrative expense, was determined based on the Company’s use of such services. In determining the estimated use by the Company, Applied Digital determined the actual cost incurred for each of the services provided and determined the proportion of each of such costs that were attributable to the Company’s operations.

The services provided and the specific calculations used were as follows:

•

Accounting, finance and payroll services - these costs were allocated based upon a percentage of the total labor dollars incurred by Applied Digital’s accounting, finance and payroll staff in performing such functions for the Company;

•

Legal services - the costs were allocated based upon a percentage of Applied Digital’s general counsel’s salary and benefits based upon the estimated time spent by its general counsel on the Company’s legal issues;

•

Accounting fees - these costs were allocated based upon a percentage of the total fees charged by third party accountants and considering the amount of such accounting fees that the Company would have incurred if it was a stand-alone entity;

•	Rent - the cost was determined based upon the amount of office space square footage used by the Company’s employees; and

•	Telephone, office supplies and other costs - these costs were allocated based upon a percentage of the services or supplies that were deemed to be incurred by the Company.

Management believes that the fees charged for these services are reasonable and consistent with what the expenses would have been on a stand-alone basis. The costs of these services to the Company were $0.5 million, $0.4 million and $0.3 million in 2005, 2004 and 2003, respectively.

On December 27, 2005, the Company entered into a transition services agreement with Applied Digital under which Applied Digital has agreed to provide the Company with certain administrative transition services, including payroll, legal, finance, accounting, information technology, tax services, and services related to the initial public offering of the Company’s common stock. As compensation for these services, the Company has agreed to pay Applied Digital (i) approximately $62,000 per month for fixed costs allocable to these services, (ii) Applied Digital’s reasonable out-of-pocket direct expenses incurred in connection with providing these services that are not included in the agreement as a monthly fixed cost, (iii) Applied Digital’s expenses incurred in connection with services provided to the Company in connection with the initial public offering of the Company’s common stock, and (iv) any charges by third party service providers that may or may not be incurred as part of the offering and that are attributable to transition services provided to or for the Company.

The term of the agreement continues until such time as the Company requests Applied Digital to cease performing such services, provided that Applied Digital is not obligated to continue to provide the transition services for more than two years. Except for any request by the Company that Applied Digital cease to perform transition services, the agreement may not be terminated by either party except in the event of a material default in Applied Digital’s delivery of the transition services or in the Company’s payment for those services.

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The terms of the transition services agreement were negotiated between certain of the Company’s executive officers and certain executive officers of Applied Digital, and were based upon historical amounts incurred by Applied Digital for payment of such services to third parties. Accordingly, the Company believes that the terms of the agreement are comparable to terms that one could obtain from independent third parties.

Applied Digital has funded and financed the Company’s operations since inception, which has resulted in an amount due to Parent Company totaling $6.9 million and $4.2 million at December 31, 2005 and 2004, respectively. Included in the amount due to Parent Company is interest expense of approximately $0.3 million, $0.1 million and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. The interest rate used to compute such interest was based upon The Wall Street Journal’s prime interest rate in effect during the applicable periods. The interest rate negotiated between the parties was based upon the rate that Applied Digital has historically charged to its wholly-owned subsidiaries. Depending upon the Company’s future operating performance, such rate may not be comparable to the terms that the Company could obtain from independent third parties.

On December 27, 2005, the Company and Applied Digital converted the amounts due to Parent Company into a revolving line of credit under the terms of a loan agreement, security agreement and a revolving line of credit note. The note provides for advances up to $8.5 million and interest on the unpaid principal balance outstanding from time to time equal to the prime rate of interest as published in The Wall Street Journal. The note matures on December 27, 2010; however, Applied Digital, at its sole discretion, has the option to extend or terminate the note on the first renewal date of July 1, 2008 and on each of the renewal anniversary dates until the final maturity date of December 27, 2010, at which time a balloon payment of principal and becomes interest due. In addition, if a change in the Company’s ownership or management occurs, as defined in the loan agreement, or the Company completes the initial public offering of its common stock, a balloon payment of principal and interest is due within two business days of the event. The loan is collateralized by interests in all property and assets of the Company, including the stock of the Company’s subsidiaries, but is not secured by any of the property or assets of the Company’s subsidiaries.

As more fully discussed in Note 4, Applied Digital agreed to fund the cost of the Instantel acquisition and to guarantee the Company’s obligation to make the second payment under the terms of the share purchase agreement that the Company entered into in connection with the Instantel acquisition in order for the Company to affect the acquisition. Given that the Company did not provide Applied Digital with any specific consideration for the transaction, it does not believe that the terms are comparable to terms that could be obtained in a transaction with independent third parties.

The Company executed an eleven year supply and development agreement dated March 4, 2002 with Digital Angel covering the manufacture and supply of its implantable microchip. The Company’s purchases of product under the supply agreement were approximately $0.7 million, $0.1 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The supply and development agreement with Digital Angel continues until March 2013, and, as long as the Company continues to meet minimum purchase requirements, the agreement will automatically renew annually under its terms until the expiration of the last of the patents covering any of the supplied products. The agreement may be terminated prior to its stated term under specified events, including as a result of a bankruptcy event of the other party or an uncured default. In addition, Digital

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Angel may sell the implantable microchips to third parties if the Company does not take delivery and pay for a minimum number of microchips every year. Further, the agreement provides that Digital Angel shall, at the Company’s option, furnish and operate a computer database to provide data collection, storage and related services for the Company’s customers for a fee as provided. A termination of the Company’s supply and development agreement or the ability of Digital Angel to supply third parties due to failure by the Company to meet its minimum purchase requirements or for any other reason would have a material adverse effect on the Company’s business prospects.

The terms of the predecessor supply and development agreement and the amended and restated supply and development agreement were negotiated by the executive officers of the respective companies and approved by the independent members of each company’s board of directors.

Digital Angel relies solely on a supply agreement with a subsidiary of Raytheon Company for the manufacture of the human implantable microchip products. The subsidiary utilizes Digital Angel’s equipment in the production of the microchips. On April 28, 2006, Digital Angel entered into a new production agreement with the subsidiary related to the manufacture and distribution of glass-encapsulated syringe-implantable transponders, including the human implantable microchip products sold by the Company. This new agreement, which was effective as of April 26, 2006 and expires on June 30, 2010, replaces a previous agreement between Digital Angel and the subsidiary which would have expired in June 2006. (See Notes 1 and 13.)

During 2005, the Company incurred legal fees of $0.1 million, to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP, or Akin Gump. Tommy G. Thompson, a partner with Akin Gump, has been a member of the Company’s board of directors since July 2005, and holds options to purchase 55,556 shares of the Company’s common stock.

During December 2005, Applied Digital pledged 100% of its ownership in the shares of common stock of the Company to its lender under the terms of a note and pledge agreement. The note is due in June 2007.

16. Pension Plans

EXI maintains and contributes to and has certain obligations under a defined contribution pension plan for eligible Canadian employees. Contributions for the year ended December 31, 2005 were approximately $35,000. Applied Digital has a retirement savings plan under section 401(k) of the Internal Revenue Code for the benefit of eligible U.S. employees, including the Company’s eligible U.S. employees. Applied Digital has not made any matching contributions to the 401(k) Plan.

17. Supplemental Cash Flow Information

	For Years Ended December 31,
	2005	2004	2003
Income taxes paid	$143	$—	$—
Interest paid	2	—	—

	$145	$—	$—

VERICHIP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

In 2005, the Company had the following non-cash investing and financing activities (the Company did not have any non-cash investing and financing activities in 2004 and 2003):

Year Ended December 31, 2005
Issuance of common shares to Parent Company for the contribution of EXI Wireless Inc. to VeriChip Corporation	$12,729
Contribution of Instantel Inc. to VeriChip Inc. (currently known as VHI) by Parent Company	21,043
Issuance of warrants	1
Deferred purchase obligation	3,000
Offering costs	714

The effect on the Company’s change from local (Canadian) to U.S. dollars as the functional currency from the date of acquisition (March 31, 2005) of EXI until June 30, 2005 was de minimis.

18. Summarized Quarterly Data (unaudited)

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$15	$3,022	$6,078	$6,754	$15,869
Gross profit	5	2,050	3,593	3,826	9,474
Net loss attributable to common stockholder	(1,075)	(1,346)	(267)	(2,575)	(5,263)
Basic and diluted net loss per share attributable to common stockholder (1)	(0.24)	(0.24)	(0.06)	(0.45)	(1.00)

(1)	Loss per share is computed independently for each of the quarters presented.

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$118	$38	$23	$68	$247
Gross profit	62	22	11	(47)	48
Net loss attributable to common stockholder	(368)	(429)	(556)	(658)	(2,011)
Basic and diluted net loss per share attributable to common stockholder	(0.09)	(0.09)	(0.12)	(0.15)	(0.45)

VERICHIP CORPORATION

Condensed Consolidated Balance Sheets

(In thousands, except par value)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets

Note 10
Current Assets:
Cash	$879	$1,440
Accounts receivable, net of allowance for doubtful accounts of $95 (2005—$12)	5,291	5,264
Inventories, net of allowance	3,145	2,477
Prepaid expenses and other current assets	463	263
Deferred tax asset	256	227

Total Current Assets	10,034	9,671
Equipment, net of accumulated depreciation and amortization	1,100	890
Intangible assets, net of accumulated amortization	19,029	19,755
Goodwill	16,025	16,982
Deferred offering costs	3,551	1,140

	$49,739	$48,438

Liabilities and Stockholder’s Equity

Current Liabilities:
Bank indebtedness	$1,080	$94
Accounts payable	3,182	1,635
Accrued expenses	3,302	2,603
Income tax payable	415	281
Deferred revenue	509	353
Deferred purchase price obligation	2,500	3,000
Due to stockholder	—	6,881

Total Current Liabilities	10,988	14,847
Deferred tax liability	4,609	5,064
Due to stockholder	8,947	—

Total Liabilities	24,544	19,911

Stockholder's Equity:
Capital stock:
Preferred stock:
Authorized 5,000 shares of $.001 par value; no shares issued or outstanding	—	—
Common stock:
Authorized 70,000 shares (40,000 shares effective December 2006), of $.01 par value; 5,556 shares issued and outstanding	55	55
Additional paid-in capital	38,952	38,833
Accumulated deficit	(13,775)	(10,324)
Accumulated other comprehensive loss—foreign currency translation	(37)	(37)

Total Stockholder’s Equity	25,195	28,527

	$49,739	$48,438

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Product revenue	$19,074	$8,520
Service revenue	1,270	595

Total revenue	20,344	9,115

Cost of product	7,843	3,197
Cost of services	651	409

Total cost of products and services	8,494	3,606

Gross profit	11,850	5,509
Operating costs and expenses:
Selling, general and administrative	12,580	7,001
Research and development	2,700	1,057

Total operating costs and expenses	15,280	8,058

Operating loss before other items	(3,430)	(2,549)

Other (income) expense	61	(39)
Interest expense	501	230

Total other expense	562	191

Loss before benefit for income taxes	(3,992)	(2,740)
Benefit from income taxes	541	53

Net loss/comprehensive loss	$(3,451)	$(2,687)
Deemed dividend	—	(1)

Net loss attributable to common stockholder	$(3,451)	$(2,688)
Net loss—basic and diluted	$(0.62)	$(0.52)

Weighted average number of shares outstanding—basic and diluted	5,556	5,185

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Condensed Consolidated Statement of Stockholder’s Equity

(In thousands)

(Unaudited)

For the Nine Months Ended September 30, 2006

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Number	Amount
Balance December 31, 2005	5,556	$55	$38,833	$(10,324)	$(37)	$28,527
Net loss	—	—	—	(3,451)	—	(3,451)
Stock option compensation	—	—	154	—	—	154
Adjustment to contributed capital	—	—	(35)	—	—	(35)

Balance September 30, 2006	5,556	$55	$38,952	$(13,775)	$(37)	$25,195

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(3,451)	$(2,687)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,791	889
Stock option compensation	154	1,108
Deferred income taxes	(702)	(344)
Other	82	(38)
Changes in operating assets and liabilities, net of effects of acquired businesses Increase in accounts receivable	(109)	(877)
Increase in inventories	(668)	(63)
Increase in prepaid expenses and other current assets	(200)	(76)
Increase in income tax payable, net	134	157
Increase (decrease) in accounts payable and accrued expenses	968	(534)
Increase in deferred revenue	156	472

Net cash used in operating activities	(1,845)	(1,993)

Cash flows from investing activities:
Payments for equipment	(635)	(198)
Cash acquired in businesses contributed by the Stockholder	—	1,783

Net cash (used in) provided by investing activities	(635)	1,585

Cash flows from financing activities:
Short term borrowings, net	986	—
Borrowings from the stockholder, net of repayments	2,066	2,488
Offering costs	(1,133)	—

Net cash provided by financing activities	1,919	2,488

Net (decrease) increase in cash	(561)	2,080

Cash, beginning of period	1,440	23

Cash, end of period	$879	$2,103

Supplementary cash flow information is presented in Note 11.

See accompanying notes to unaudited condensed consolidated financial statements.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements

(tabulated amounts in thousands of dollars, except per share amounts)

1. Basis of Presentation

VeriChip Corporation (the “Company”) is a Delaware corporation formed in November 2001. The Company commenced operations in January 2002. The Company’s sole stockholder is Applied Digital Solutions, Inc., or Applied Digital or Parent Company. The financial statements include the accounts of the Company and its wholly-owned subsidiaries.

The accompanying unaudited condensed consolidated financial statements of the Company as of September 30, 2006 (the December 31, 2005 financial information included in this report has been extracted from the Company’s audited financial statements), and for the nine months ended September 30, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States, for interim financial information and Article 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The results of operations and cash flows for the nine months ended September 30, 2006 and 2005 are not necessarily indicative of the results that may be expected for the entire year. These statements should be read in conjunction with the financial statements and related notes thereto included in the Company’s audited financial statements for the year ended December 31, 2005, included elsewhere in the prospectus.

Applied Digital is the Company’s primary source of financing. As of September 30, 2006, and since its inception, the Company has experienced recurring operating losses and at September 30, 2006 had a working capital deficit of approximately $1.0 million and an accumulated deficit of $13.8 million. The Company intends to generate the funds necessary to repay the amounts outstanding under its credit facility with the Royal Bank of Canada and its note to Applied Digital through a combination of operating cash flows and proceeds from the Company’s contemplated initial public offering. Other sources of financing may include the raising of capital through private placements of debt or equity securities. These sources may not be available, or if available, may not be available on favorable terms. Accordingly, these conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis and do not reflect any adjustments that might result from the outcome of this uncertainty.

The Company develops markets and sells radio frequency identification, frequently referred to as RFID, systems used for the identification, location and protection of people and assets. The Company’s VeriMed system uses a human-implantable RFID microchip that can be used in a variety of patient identification and security applications. The security applications for the product are sold under the name VeriGuard. Each implantable microchip contains a unique identification number that is read when it is scanned by the Company’s scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared the Company’s VeriMed system for use in patient identification and health information applications in the United States.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The Company obtains the implantable microchip from Digital Angel Corporation, or Digital Angel, a majority-owned subsidiary of Applied Digital, under the terms of an amended and restated supply agreement. The supply agreement is discussed in Note 10. Digital Angel, in turn, obtains the implantable microchip from a subsidiary of Raytheon Company, under a separate supply agreement. The technology underlying these systems is covered, in part, by U. S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, Inc., or HID. The specified fields of use retained by the predecessor company do not include human identification or security applications. The rights licensed to Hughes and HID were freely assignable, and the Company does not know which party or parties currently have these rights or whether these rights have been assigned, conveyed or transferred to any third party. The Company sources the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc., was merged in 1997. However, the Company has no documentation that establishes its right to use the patented technology for human identification or security applications. Through September 30, 2006, no intellectual property claims against the Company have been asserted. (See Note 13 “Unasserted Claim—Potential Intellectual Property Conflict” and Note 10 “Related Party Transactions”).

Through December 31, 2005, all research and development efforts related to the implantable microchip were performed by Digital Angel and its predecessors. Subsequent to that time, research and development efforts related to the implantable microchip were performed by both the Company and Digital Angel.

Effective March 31, 2005, Applied Digital acquired EXI Wireless Inc. (“EXI”), currently known as VeriChip Holdings Inc., or VHI, and subsequently contributed EXI to the Company under the terms of an exchange agreement, as more fully discussed in Note 3. In addition, on June 10, 2005, Instantel Inc., or Instantel, became a wholly-owned subsidiary of VHI under the terms of a share purchase agreement, as more fully discussed in Note 3. EXI and Instantel offer infant protection, wander prevention and asset location and identification systems and vibration monitoring instruments.

In December 2005, a 2-for-3 reverse stock split was approved and effected. In addition, in December 2005, the Company’s board of directors proposed and the Company’s shareholder approved the authorization of 5 million shares of blank check preferred stock and an increase in the authorized shares of the Company’s common stock from 50 million to 70 million. On December 18, 2006, the Company effected a 1-for-3 reverse stock split. All share amounts reflected in these statements have been retroactively adjusted for the reverse stock split for all periods presented. In addition, on December 18, 2006, the Company amended and restated its certificate of incorporation to decrease the authorized number of its common stock from 70.0 million to 40.0 million shares and to change the par value of its common stock to $0.01 per share.

The Company’s board of directors has authorized the Company to issue shares of its common stock in its initial public offering and to register such shares in a registration statement filed with the Securities and Exchange Commission. The Company intends to enter into an underwriting agreement in connection with the offering and to provide the underwriters with an over-allotment option. The Company has not yet determined the number of shares that will be offered, the terms of the offering or the percentage of additional shares that may be issued to the underwriters upon the exercise of their over-allotment option.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Stock-Based Compensation

At September 30, 2006, the Company had two stock-based employee compensation plans, which are more fully described in Note 5. As permitted under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation (“FAS 123”), through December 31, 2005, the Company elected to follow the guidance of APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25 (“FIN 44”), in accounting for its stock-based employee compensation arrangements. Accordingly, no compensation cost was recognized for any of the Company’s stock options granted to employees when the exercise price of each option equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option. The Company accounted for equity instruments issued to non-employees in accordance with the provisions of FAS 123.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, or FAS 123R, which replaced FAS 123 and supercedes APB 25. FAS 123R requires that the fair value of all share-based payments to employees, including grants of employee stock options, be recognized as an expense in the financial statements. The pro forma disclosures previously permitted under FAS 123 are no longer an alternative to financial statement recognition. The Company adopted the provisions of FAS 123R on January 1, 2006 using the modified prospective application method of adoption which requires that compensation costs related to unvested stock awards as of December 31, 2005 be recognized over the remaining service periods of those awards with no change in historical reported earnings. However, since all of the Company’s stock options were vested as of December 31, 2005, no unamortized grant date fair value of the Company’s awards existed upon its adoption of FAS 123R. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of FAS 123R and recognized on a straight line basis over the service period of each award. In accordance with the modified prospective method, the unaudited condensed consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of FAS 123R. The Company’s estimated forfeiture rates for the nine months ended September 30, 2006 were based on its historical experience. Upon adoption of FAS 123R the Company elected to continue using the Black-Scholes option pricing model. See Note 5 for further information concerning the Company’s adoption of FAS 123R.

Deferred Offering Costs

At September 30, 2006, the Company had approximately $3.6 million in deferred offering costs. These costs are associated with the Company’s contemplated initial public offering of shares of common stock and will reduce additional paid-in capital upon the effectiveness of the offering. Such deferred offering costs will be required to be charged to operations if the offering is not consummated.

2. Inventories

	September 30, 2006	December 31, 2005
Raw materials	$921	$726
Work in process	1,034	445
Finished goods	1,279	1,402

	3,234	2,573
Allowance for excess and obsolescence	(89)	(96)

	$3,145	$2,477

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

3. Acquisitions

We did not acquire any businesses during the nine-months ended September 30, 2006. The following describes the acquisitions made during the nine-months ended September 30, 2005. We completed our purchase price allocations and finalized certain contingent purchase price payments for these businesses during 2006 as more fully described below:

Company acquired	Date Acquired	Acquisition Price	Goodwill and other intangible assets	Other net assets and liabilities
EXI Wireless Inc. (currently known as VHI)	3/31/05	$13,283	$11,541	$1,742
Instantel Inc.	6/10/05	$24,737	$25,936	$(1,199)

EXI Wireless Inc.

On March 31, 2005, Applied Digital acquired EXI paying CDN$1.60 for each outstanding share of EXI (a total of 10,265,178 EXI common shares were outstanding on March 31, 2005) payable in shares of Applied Digital’s common stock based on the daily weighted-average closing price of its common stock quoted for the ten consecutive trading days that ended three trading days before the closing. The resulting exchange ratio was 3.0295 shares of EXI’s common stock for each share of Applied Digital’s common stock. Accordingly, Applied Digital issued 3,388,407 shares of its common stock valued at approximately $11.7 million to EXI’s shareholders. In addition, all existing EXI options and warrants outstanding were converted pro rata, based upon the exchange ratio, into options or warrants exercisable into shares of Applied Digital’ common stock. The value of the options and warrants exchanged was approximately $0.7 million. Included in the purchase price was approximately $0.9 million in acquisition costs consisting primarily of a finder’s fee and legal and accounting related services that were direct costs of the acquisition. The total cost of the acquisition was approximately $13.3 million.

Effective March 31, 2005, Applied Digital contributed EXI to the Company, under the terms of an exchange agreement between Applied Digital and the Company dated June 9, 2005, in consideration for approximately 1.1 million shares of the Company’s common stock.

EXI, has developed patient wandering, maternity ward infant protection and asset location and identification systems combining automated identification and real-time location technologies.

The acquisition of EXI was accounted for under the purchase method of accounting. The excess of purchase price over the fair value of the assets and liabilities of EXI was recorded as goodwill of approximately $5.0 million. The intangible assets with a value of approximately $6.5 million are comprised of patents, trademarks, customer relationships and distribution networks. These intangibles assets are being amortized over periods ranging from 4 to 12.3 years. The trademarks have indefinite lives. The Company recorded amortization expense of approximately $0.5 million and $0.3 million in the nine months ended September 30, 2006 and 2005, respectively, associated with these intangible assets.

Instantel Inc.

On June 10, 2005, the Company’s subsidiary, VHI, entered into a share purchase agreement by and among Instantel, Instantel Holding Company s.ar.l., Perceptis, L.P., VHI, the Company and Applied Digital to acquire 100% of the common stock of Instantel. Applied Digital funded the acquisition, with such

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

funding being recorded as a capital contribution to the Company. Under the terms of the agreement, Instantel became a wholly-owned subsidiary of VHI.

The purchase price for Instantel was $25.0 million, if the sellers elected to receive the second purchase price payment in some combination of the Company’s and Applied Digital’s common stock, or $24.5 million, if the sellers elected to receive the second purchase price payment in cash. The first payment of $22.0 million was paid in cash at the closing of the transaction. The second payment was required to be made on the earlier of (i) the closing of the Company’s initial public offering or (ii) September 30, 2006. Prior to September 30, 2006, in accordance with the share purchase agreement, the Company was notified by Perceptis that it would exercise its right to receive the second payment of the purchase price in the form of a cash payment of $2.5 million. On October 10, 2006, the Company paid Perceptis $2.0 million, which amount reflected a holdback of the amount due to Perceptis resulting from a pending $0.5 million indemnification claim resulting from certain tax obligations. A final payment may be due upon resolution of this pending indemnification claim. In addition, the Company incurred approximately $0.3 million in acquisition costs consisting primarily of legal and accounting related services that are direct costs of the acquisition.

During the nine months ended September 30, 2006 the Company completed its purchase price allocations related to both the VHI and Instantel acquisitions. The finalization of the purchase price allocation resulted in a decrease in stockholder’s equity of $35,000 from the finalization of certain transaction related costs.

Instantel, based in Ottawa, Canada, is a manufacturer of remote monitoring products in the areas of healthcare security and vibration monitoring for a diverse customer base.

The Instantel acquisition was accounted for under the purchase method of accounting. The excess of purchase price over the estimated fair value of the assets acquired and liabilities assumed of Instantel was recorded as goodwill of $11.0 million. In addition, the Company has recorded intangible assets of $14.9 million comprised of patents, trademarks, customer relationships and distribution networks. These intangibles assets are being amortized over periods ranging from 8.4 to 11.8 years. The trademarks have indefinite lives. The Company recorded amortization expense of approximately $0.9 million and $0.4 million in the nine months ended September 30, 2006 and 2005, respectively, associated with these intangibles.

In considering the benefits of the EXI and Instantel acquisitions, management recognized the strategic complement of these businesses’ technologies and customer bases with the Company’s existing RFID implantable microchip business. The estimated fair value of the acquired intangible assets of EXI and Instantel were determined on the basis of customer relationships, patents and other proprietary rights for technologies, contract lives and revenue, distributor relationships and other factors related to distribution networks, and using discounted cash flow methodology. Under this method, the Company estimated the cash flows that each of these intangible assets are expected to generate over the course of their expected economic lives. Actual cash flows may differ significantly from these estimates. The expected economic lives of these intangible assets were determined based upon the expected use of the asset, the ability to extend or renew patents and other contractual provisions associated with the asset, the estimated average life of the associated products, the stability of the industry, expected changes in and replacement value of distribution networks, and other factors deemed appropriate.

In performing the expected life analysis, the Company determined that the acquired trademarks had indefinite lives. In making this assessment, the Company evaluated whether there were any legal,

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

regulatory, or contractual factors limiting the useful lives of the acquired trademarks and the Company concluded that these factors did not limit the useful lives of the acquired trademarks as of the dates of their acquisition. In addition, the Company evaluated and determined that there were no competitive or economic factors, including technological advances or obsolescence of the related products, that limited the useful lives of the acquired trademarks. Given the Company’s market share, the proprietary nature of the Company’s RFID products, and the current competitive environment, the Company is not aware of any significant risk that the Company’s technology will be rendered obsolete in the foreseeable future. Therefore, the Company concluded that based on (i) the current market positions for the acquired products; (ii) the overall expected growth of the RFID technology in the Company’s market; (iii) the market presence provided by the established distribution networks of EXI and Instantel; (iv) the lack of legal, contractual or competitive factors limiting the useful lives of the acquired trademarks; and (v) the conclusion that the trademarks will have value for the foreseeable future, the Company had reasonable support to conclude that the acquired EXI and Instantel trademarks had indefinite lives.

The total purchase prices of EXI and Instantel were allocated as follows:

	EXI	Instantel
Current assets	$3,112	$5,678
Equipment	191	493
Intangibles:
Patented and non-patented proprietary technology	3,710	1,720
Trademarks	1,131	3,790
Customer relationships	895	3,390
Distribution network	816	6,000
Goodwill	4,989	11,036
Current liabilities	(1,057)	(2,748)
Deferred tax liability	(504)	(4,622)

	$13,283	$24,737

In determining the purchase prices for EXI and Instantel, the Company considered various factors including: (i) historical and projected revenue streams and operating cash flows of each company; (ii), their management teams; the potential to expand the market for the Company’s existing human implantable microchip business through their existing distribution channels; (iii) the complementary nature of each company’s product offerings as an extension of the offerings of the other company and of the Company’s existing business; (iv) similarities in corporate culture; and (v) the opportunity for expanded research and development of the combined product offerings and the potential for new product offerings. Based on the Company’s assessments, it determined that it was appropriate to offer purchase prices for EXI and Instantel that resulted in the recognition of goodwill. The Company felt that the growth would ultimately result in a favorable return on its investment notwithstanding the amount of the purchase price that included amounts for goodwill. Moreover, the Company saw EXI’s customer base, sales force, research and development teams and management as useful in developing its VeriMed system. The same analysis was undertaken with Instantel, giving recognition that Instantel and EXI were competitors and that future results could be augmented by eliminating that competition, better serving customers with the best of both companies’ products and eliminating redundancies. Based on such assessments, the Company determined that the purchase prices offered were appropriate for the businesses acquired.

The results of EXI and Instantel have been included in the statement of operations from their respective effective dates of acquisition. Unaudited pro forma results of operations for the nine months

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

period ended September 30, 2005 are included below. The pro forma information assumes that the above acquisitions had occurred as of January 1, 2005, and revenue is presented in accordance with the Company’s accounting policies. This summary is not necessarily indicative of what the Company’s results of operations would have been had EXI and Instantel been owned and operated by the Company during the period, nor does it purport to represent results of operations for any future periods.

Unaudited Pro Forma for the Nine Month Ended September 30, 2005
Net revenue	$17,800
Net loss attributable to common stockholder—basic and diluted	(2,992)
Net loss per share—basic and diluted	(0.54)

4. Selling, general and administrative expense:

	Nine Months Ended September 30,
	2006	2005
Salaries and benefits (1)	$5,304	$3,523
Depreciation and amortization	1,455	749
Legal and accounting	901	631
Sales and marketing	2,090	534
Travel and entertainment	945	435
Insurance	316	259
Consulting	1,431	593
Other	138	277

	$12,580	$7,001

(1)	Included in salaries and benefits is $0.1 and $1.1 million of equity compensation expense for the nine months ended September 30, 2006 and 2005, respectively, associated with stock options.

5. Stock Options

In April 2002, the Company’s board of directors approved the VeriChip Corporation 2002 Flexible Stock Plan, or the VeriChip 2002 Plan. Under the VeriChip 2002 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 2.0 million. As of September 30, 2006 approximately 1.7 million options, net of forfeitures, have been granted to directors, officers and employees under the VeriChip 2002 Plan, and all of the options granted were outstanding as of September 30, 2006. Approximately 1.7 million options are fully vested and expire up to nine years from the vesting date and 50,000 options vest ratably over three years. As of September 30, 2006, no SARs have been granted under the VeriChip 2002 Plan.

On April 27, 2005, Applied Digital’s board of directors approved the VeriChip Corporation 2005 Flexible Stock Plan, or the VeriChip 2005 Plan. Applied Digital’s shareholders approved the VeriChip 2005 Plan on June 11, 2005. Under the VeriChip 2005 Plan, the number of shares for which options, SARs or performance shares may be granted is approximately 0.3 million. As of September 30, 2006, no options have been granted under the VeriChip 2005 Plan.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Under the Company’s stock option plans, including the VeriChip 2002 Plan, as amended in December 2006, unless otherwise provided, no holder of an option award may exercise such option award if the Company’s common stock is not then traded publicly on the bulletin board or on a stock exchange or other such market, except: (i) in connection with a sale of all or part of the Company’s common stock, or (ii) within two months prior to the expiration date of the option award.

Effective January 1, 2006, the Company adopted FAS 123R, using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. Compensation expense for new awards granted after January 1, 2006 is recognized over the requisite service period based on the grant-date fair value of those options. Prior to adoption, the Company used the intrinsic value method under APB 25, and related interpretations and provided the disclosure-only provisions of FAS 123. Under the intrinsic value method, no stock-based compensation had been recognized in the Company’s consolidated statement of operations for options granted to the Company’s employees and directors because the exercise price of such stock options equaled or exceeded the fair market value of the underlying stock on the dates of grant.

FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under FAS 123 for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

The adoption of this standard resulted in compensation expense of $40,000 as 52,012 options were granted with a weighted-average fair value of $5.97 during the nine months ended September 30, 2006.

During the nine months ended September 30, 2006, as a result of the termination of an employee who had fully-vested options on December 2005, the Company incurred additional equity-based compensation of approximately $0.1 million. Stock-based compensation expense was reflected in the condensed consolidated statement of operations in selling, general and administrative expense.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition principles of FAS 123 to stock-based employee compensation during fiscal 2005.

Nine Months Ended September 30, 2005
Net loss attributable to common stockholder:
As reported	$(2,688)

Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(315)

Pro forma	$(3,003)

Basic and diluted loss per share:
As reported	$(0.52)
Pro forma	$(0.58)

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The fair value of the options granted during the nine months ended September 30, 2006 and 2005 were estimated on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005

Expected dividend yield	—	—
Expected stock price volatility	60%	50%
Risk-free interest rate	4.29%	3.84%
Expected term (in years)	5.0	5.5

The Company’s computation of expected life was determined based on historical experience of similar awards giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations about future employee behavior. The interest rate was based on the U.S. Treasury Yield curve in effect at the time of grant. The Company’s computation of expected volatility was based on the historical volatility of Applied Digital’s common stock.

In addition, as of September 30, 2006, options exercisable for approximately 0.4 million shares of the Company’s common stock have been granted outside of the Company’s plans. These options were granted at exercise prices ranging from $0.25 to $8.55 per share, are fully vested and are exercisable for a period of up to seven years.

All of the Company’s stock options were fully vested as of December 31, 2005. A summary of the status of the Company’s nonvested stock options as of September 30, 2006 and changes during the nine months ended September 30, 2006, is presented below:

	Stock Options	Weighted Average Grant-Date Fair Value
	(000)
Nonvested at January 1, 2006	—	$—
Granted	52	3.97

Vested	(2)	15.78

Nonvested at September 30, 2006	50	$5.58

A summary of option activity as of September 30, 2006 and changes during the nine months then ended is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (000’s)
	(000)		In Years
Outstanding, January 1, 2006	2,055	$1.92
Granted	52	9.88
Exercised	—	—
Forfeited or expired	(8)	2.61

Outstanding, September 30, 2006	2,099	$2.10	4.70	$16,588

Exercisable, September 30, 2006 (1)	2,049	$1.91	4.70	$15,577

(1)	All vested options become exercisable upon completion of the Company’s initial public offering.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

The intrinsic value of a stock option is calculated assuming an estimated fair value of the Company’s common stock of $10.00 per share less the amount an employee must pay to acquire the stock. The aggregate intrinsic value includes approximately $13.3 million of intrinsic value from options exercisable for approximately 0.5 million shares of the Company’s common stock issued to consultants and employees of Applied Digital and $3.3 million of compensation expense was recorded in prior periods related to these options. The weighted-average grant date fair value of stock options granted to employees during the nine months ended September 30, 2006 was $5.97. No stock options were exercised during the nine months ended September 30, 2006 and 2005.

6. Loss per Share

A reconciliation of the numerator and denominator of basic and diluted loss per share attributable to common stockholder is provided as follows:

	Nine Months Ended September 30,
	2006	2005
Numerator:
Numerator for basic loss per share:
Net loss	$(3,451)	$(2,687)
Deemed dividend	—	(1)

Net loss attributable to common stockholder	$(3,451)	$(2,688)

Denominator:
Denominator for basic and diluted loss per share:
Weighted average shares outstanding basic and diluted	5,556	5,185

Basic and diluted loss per share	$(0.62)	$(0.52)

The following stock options and warrants outstanding as of September 30, 2006 and 2005, were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	Nine Months Ended September 30,
	2006	2005
Stock options	2,099	2,055
Warrants	444	444

	2,543	2,499

7. Financing Agreements and Liquidity:

VHI is a party to a credit agreement with the Royal Bank of Canada. The credit facility provides for borrowings up to CDN $1.5 million, or approximately U.S. $1.3 million at September 30, 2006. Approximately $1.1 million was outstanding under the credit facility as of September 30, 2006. The annual interest rate on the facility is the Royal Bank of Canada prime rate of interest plus 1%. The borrowing limit is up to 85% of eligible accounts receivable and up to 25% of eligible inventory. Under the terms of the agreement, VHI must comply with certain reporting covenants and requirements. The loan is guaranteed

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

by the subsidiaries of VHI and collateralized by a first priority security interest on all of the assets of VHI and its subsidiaries. The Company has not guaranteed the loan, and none of its assets have been pledged to secure VHI’s obligations under the loan. At September 30, 2006, VHI had aggregate net assets of approximately $12.5 million.

On October 6, 2006, January 19, 2007 and February 8, 2007, the Company entered into amendments to its loan agreement with Applied Digital as more fully described in Note 10.

8. Segmented information:

The Company operates in two business segments: Healthcare, and Security and Industrial.

Healthcare

Utilizing RFID technology, the Company’s Healthcare segment currently engages in marketing, selling and developing the following products:

•	patient protection, wander prevention and maternity ward infant protection systems combining automated RFID identification and real-time local area location technologies;

•	RFID-based asset/staff location and management systems to hospitals and other healthcare providers;

•	human-implantable RFID-enabled products for use in patient identification applications.

Security and Industrial

The Company’s Security and Industrial segment engages in marketing, selling and developing the following products:

•	Vibration monitoring systems for regulated vibration control;

•	RFID based systems for the location and management of equipment, tools and supplies in an industrial environment such as construction, oil and gas and power generation; and

•	Human-implantable RFID-enabled products for use in a variety of security and other applications, exclusive of healthcare applications.

The following is the selected segment data as of and for the nine months ended September 30:

2006	Healthcare	Security and Industrial	Corporate	Total
Net product revenue from external customers	$14,774	$4,300	$—	$19,074
Net services revenue from external customers	282	988	—	1,270

	$15,056	$5,288	$—	$20,344

Loss before benefit for income taxes	$(3,038)	$(520)	$(434)	$(3,992)
Assets	$38,178	$11,561	$—	$49,739

2005	Healthcare	Security and Industrial	Corporate	Total
Net product revenue from external customers	$6,618	$1,902	$—	$8,520
Net services revenue from external customers	305	290	—	595

	$6,923	$2,192	$—	$9,115

Loss before benefit for income taxes	$(1,639)	$(874)	$(227)	$(2,740)
Assets	$39,069	$10,299	$—	$49,368

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

9. Commitments and Contingencies

Legal proceedings

The Company is engaged in certain legal actions in the ordinary course of business and we believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

10. Related Party Transactions

During the nine months ended September 30, 2005, Applied Digital provided certain general and administrative services to the Company including, accounting, finance, payroll and legal services, telephone, rent and other miscellaneous items. The costs of these services, which are included in the Company’s statement of operations in selling, general and administrative expense, was determined based on the Company’s use of such services. In determining the estimated use by the Company, Applied Digital determined the actual cost incurred for each of the services provided and determined the allocation of each of such costs that were attributable to the Company’s operations.

The services provided and the basis of allocation were as follows:

•

Accounting, finance and payroll services—these costs were allocated based upon a percentage of the total labor dollars incurred by Applied Digital’s accounting, finance and payroll staff in performing such functions for the Company;

•

Legal services—the costs were allocated based upon a percentage of Applied Digital’s general counsel’s salary and benefits based upon the estimated time spent by its general counsel on the Company’s legal issues;

•

Accounting fees—these costs were allocated based upon a percentage of the total fees charged by third party accountants and considering the amount of such accounting fees that the Company would have incurred if it was a stand-along entity until December 27, 2005. Subsequent to December 27, 2005, the Company paid actual costs incurred;

•	Rent—the cost was determined based upon the amount of office space square footage used by the Company’s employees; and

•	Telephone, office supplies and other costs—these costs were allocated based upon a percentage of the services or supplies that were deemed to be incurred by the Company.

On December 27, 2005, the Company entered into a transition services agreement with Applied Digital under which Applied Digital agreed to provide the Company with certain administrative transition services, including payroll, legal, finance, accounting, information technology, tax services, and services related to this offering. As compensation for these services, the Company agreed to pay Applied Digital (i) approximately $62,000 per month for fixed costs allocable to these services, (ii) Applied Digital’s reasonable out-of-pocket direct expenses incurred in connection with providing these services that are not included in the agreement as a monthly fixed cost, (iii) Applied Digital’s expenses incurred in connection with services provided to the Company in connection with the initial public offering of the Company’s common stock, and (iv) any charges by third party service providers that may or may not be incurred as part of the offering and that are attributable to transition services provided to or for the Company.

On December 21, 2006, the Company and Applied Digital entered into an amended and restated transition services agreement, which becomes effective on the date of completion of the Company’s initial

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

public offering of the Company’s common stock. Prior to that time, the initial transition services agreement will remain in effect. The term of the amended and restated agreement will continue until such time as the Company requests Applied Digital to cease performing transition services, provided that Applied Digital is not obligated to continue to provide the transition services for more than twenty-four months following the effective date. Except for any request by the Company that Applied Digital cease to perform transition services, subject to certain notice provisions, the agreement may not be terminated by either party except in the event of a material default in Applied Digital’s delivery of the transition services or in the Company’s payment for those services. The services to be provided by Applied Digital under the amended and restated transition services agreement are the same as those provided under the initial agreement. The estimated monthly charge for the fixed costs allocable to these services has been increased to approximately $72,000 per month, primarily as the result of an increased allocation for office space.

The terms of the transition services agreement and the amendment and restatement of the agreement were negotiated between certain of the Company’s executive officers and certain executive officers of Applied Digital. The Company’s and Applied Digital’s executive officers were independent of one another and the terms of the agreement were based upon historical amounts incurred by Applied Digital for payment of such services to third parties. Accordingly, the Company believes that it negotiated the best terms and conditions under the circumstances, however, these costs are not necessarily indicative of the costs which would be incurred by the Company as an independent stand alone entity.

Management believes that the fees charged for these services are reasonable and consistent with what the expenses would have been on a stand-alone basis. The costs of these services to the Company were $0.6 million and $0.4 million in the nine months period ended September 30, 2006 and 2005, respectively.

Loan Agreement with Applied Digital

Applied Digital has funded and financed the Company’s operations since inception, which has resulted in an amount due to Parent Company totaling $8.9 million (which included $0.4 million of accrued interest) and $6.9 at September 30, 2006 and December 31, 2005, respectively. On December 27, 2005, the Company and Applied Digital converted the amounts due to Parent Company, including interest accrued, into a revolving line of credit under the terms of a loan agreement, security agreement and a revolving line of credit note.

On October 6, 2006, the Company entered into an amendment to the loan agreement which increased the principal amount available thereunder to $13.0 million, and the Company borrowed an additional $2.0 million under the agreement to make the second purchase price payment with respect to its acquisition of Instantel. In connection with that amendment, the interest rate was also changed to a fixed rate of 12% per annum. Previously, our indebtedness to Applied Digital bore interest at the prevailing prime rate of interest as published from time to time by The Wall Street Journal. That amendment further provided that the loan matured in July 2008, but could be extended at the option of Applied Digital through December 27, 2010.

On January 19, 2007, and again on February 8, 2007, the Company entered into further amendments to the loan documents which increased the maximum principal amount of indebtedness that we may incur to $14.5 million. A portion of this increase was used to cover approximately $0.7 million of intercompany advances made to us by Applied Digital during the first week of January 2007. Upon the consummation of the Company’s planned initial public offering, the loan will cease to be a revolving line of credit, and the Company will have no ability to incur additional indebtedness to Applied Digital under the

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

loan documents. The interest continues to accrue on the outstanding indebtedness at a rate of 12% per annum. Under the terms of the loan agreement as most recently amended on February 8, 2007, the Company is required to repay Applied Digital $3.5 million of principal and accrued interest upon the consummation of this offering. The Company is not obligated to repay an additional amount of our indebtedness until January 1, 2008. Effective with the payment of the $3.5 million, all interest which has accrued on the loan as of the last day of each month, commencing with the month in which such payment is made, shall be added to the principal amount. Commencing January 1, 2008 through January 1, 2010, the Company is obligated to repay $300,000 on the first day of each month. A final balloon payment equal to the outstanding principal amount then due under the loan plus all accrued and unpaid interest will be due and payable on February 1, 2010. However, in the event the Company’s planned initial public offering is not consummated on or before July 1, 2008, the loan will mature on July 1, 2008, but could be extended on an annual basis at the option of Applied Digital through December 27, 2010.

As of February 8, 2007, approximately $14.1 million of principal and approximately $1.0 million of accrued and unpaid interest was outstanding under the loan documents, as amended.

The loan is collateralized by interests in all property and assets of the Company, including the stock of the Company’s subsidiaries, but is not secured by any of the property or assets of the Company’s subsidiaries.

Interest expense incurred under the loan for the nine months ended September 30, 2006 and 2005 was $0.4 million and $0.2 million, respectively. The previously floating rate of interest negotiated between the parties was based upon the rate that Applied Digital has historically charged to its wholly-owned subsidiaries. On October 6, 2006, the interest rate was modified as discussed above. The modified interest rate was negotiated between the parties and represents the current rate that Applied Digital is incurring on debt owed to its lender. Depending upon the Company’s future operating performance, this interest rate may not be comparable to the terms that the Company could obtain from independent third parties.

Funding of Instantel Acquisition

As more fully discussed in Note 3, Applied Digital agreed to fund the cost of the Instantel acquisition in order for the Company to affect the acquisition. Given that the Company did not provide Applied Digital with any specific consideration for the transaction, the Company does not believe that the terms are comparable to terms that could be obtained in transaction with independent third parties.

Supply Agreement

The Company executed a supply and development agreement dated March 4, 2002 with Digital Angel covering the manufacture and supply of its implantable microchip.

On December 27, 2005, the Company entered into an amended and restated supply and development agreement with Digital Angel. Under this agreement, Digital Angel is the Company’s sole supplier of human-implantable microchips.

The Company’s purchases of product under the supply and development agreement were approximately $0.2 million and $0.5 million for the nine month period ended September 30, 2006 and 2005, respectively. The supply and development agreement with Digital Angel continues until March 2013, and, as long as the Company continues to meet minimum purchase requirements (the minimum purchase

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

requirements are $0.0 million and approximately $0.9 million in 2006 and 2007, respectively), the agreement will automatically renew annually under its terms until the expiration of the last of the patents covering any of the supplied products. The agreement may be terminated prior to its stated term under specified events, including as a result of a bankruptcy event of either party or an uncured default. In addition, Digital Angel may sell the microchips to third parties if the Company does not take delivery and pay for a minimum number of microchips as specified in the agreement. Further, the agreement provides that Digital Angel shall, at the Company’s option, furnish and operate a computer database to provide data collection, storage and related services for the Company’s customers for a fee as provided. The Company does not currently utilize this service. A termination of the Company’s supply and development agreement or the ability of Digital Angel to supply third parties due to failure by the Company to meet its minimum purchase requirements or for any other reason would have a material adverse effect on the Company’s business prospects.

The terms of the predecessor supply and development agreement and the amended and restated supply and development agreement were negotiated by the executive officers of the respective companies and approved by the independent members of each company’s board of directors.

Digital Angel relies solely on a production agreement with a subsidiary of Raytheon Company for the manufacture of the human-implantable microchip products. The subsidiary utilizes Digital Angel’s equipment in the production of the microchips. On April 28, 2006, Digital Angel entered into a new production agreement with the subsidiary related to the manufacture and distribution of glass-encapsulated syringe-implantable transponders, including the human-implantable microchip products sold by the Company. This new agreement expires on June 30, 2010. (See Notes 1 and 13.)

Legal Services

During the nine months period ended September 30, 2006, the Company incurred legal fees of $1.1 million to the company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP, or Akin Gump. Tommy G. Thompson, a partner with Akin Gump, has been a member of the Company’s board of directors since July 2005, and, as a result of his directorship services, holds fully vested options to purchase 0.1 million shares of the Company’s common stock.

Pledge Agreement

On August 24, 2006, Applied Digital pledged 65% of its ownership in the Company’s common stock to its lender under the terms of a note and pledge agreement. The note is due in August 2009. This note replaced a previous note issued by Applied Digital which was due in June 2007.

11. Supplementary Cash Flow Information

	Nine Months Ended September 30,
	2006	2005
Cash paid for Interest	$24	$2
Income taxes	210	65
Non-cash financing activities:
Offering costs	1,278	—
Issuance of common shares to Parent Company for the contribution of EXI Wireless Inc. to VeriChip Corporation	—	13,311
Contribution of Instantel Inc. to VeriChip Inc. (currently known as VHI) by Parent Company	—	22,272
Issuance of warrants	—	1

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

12. Income Taxes

During the nine months ended September 30, 2006, the Company recorded a benefit from income taxes of $0.5 million. This benefit resulted from a decrease in Canadian statutory tax rates and the impact of that change on our net deferred tax liabilities.

13. Unasserted Claim—Potential Intellectual Property Conflict

Hughes, HID, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned its rights under the 1994 license agreement (see Note 1) may commence a claim against the Company asserting that the Company is violating its rights. If such a claim is successful, sales of the Company’s implantable microchip could be enjoined and the Company could be required to cease its efforts to create a market for it implantable microchip until the patent expires in April 2008. In addition, the Company could be required to pay damages, which may be substantial.

If the Company or Digital Angel is denied use of the patented technology in applications involving the identification of human beings and security applications, the Company will not be able to purchase or sell any of its products that incorporate the implantable microchip before the patent expires. The Company may be required to pay royalties and other damages to third parties on products it has already purchased or will purchase from Digital Angel.

The Company has been publicly marketing and selling the implantable microchip for human identification and security applications for approximately five years. Through September 30, 2006, there have been and are no pending or threatened intellectual property claims challenging the Company’s marketing or selling activities. The Company’s supply and development agreement with Digital Angel contains an indemnification provision. To the extent that such an infringement claim is made, the Company believes it is entitled to indemnification pursuant to the supply and development agreement with Digital Angel.

Under the circumstances, the accompanying financial statements make no provision with respect to the unasserted claim described above.

14. Subsequent Events

Consolidation of Operations

In October 2006, the Company made the decision to consolidate its Canadian operations in Ottawa, Ontario. This decision was made to achieve operating efficiencies and cost savings by eliminating certain duplicative functions. This action will result in the closing of the Company’s Vancouver, British Colombia operations and the transfer of responsibilities for certain research and development, finance and other administrative activities from Vancouver to Ottawa.

The Company expects to complete the transition by the middle of 2007 and expects to record charges in 2006 and 2007 in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company expects to incur charges ranging from approximately $0.8 million to $1.4 million.

VERICHIP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(tabulated amounts in thousands of dollars, except per share amounts)

Employment Agreement

Effective December 5, 2006, the Company appointed the chairman of its board of directors, Scott R. Silverman, as its chief executive officer. Mr. Silverman replaces Kevin McLaughlin who is retiring effective March 2007. In connection with Mr. Silverman’s appointment as chief executive officer, the Company and Mr. Silverman entered into an employment agreement which provides, among other things, for the grant of 500,000 shares of the Company’s restricted common stock to Mr. Silverman.

Contractual Commitment

In November 2006, the Company entered into a commitment through 2011 to acquire custom straps under a supply agreement with Emerson & Cuming Microwave Products with an aggregate minimum purchase commitment of $4 million over the next 5 years.

Loan Amendment

On October 6, 2006, January 19, 2007 and February 8, 2007, the Company amended certain terms of its loan agreement with Applied Digital as more fully discussed in Note 10.

Over Allotment Option

In connection with the Company’s contemplated initial public offering, Applied Digital has agreed to sell up to 465,000 shares of the Company’s common stock that it currently owns to satisfy the underwriters’ over-allotment option. Accordingly, Applied Digital will receive all proceeds, if any, from the sale of such shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

EXI Wireless lnc.:

We have audited the accompanying consolidated balance sheets of EXI Wireless Inc. and subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the EXI Wireless Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in accordance with United States generally accepted accounting principles.

On February 22, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the years ended December 31, 2004 and 2003, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada

February 22, 2005

EXI WIRELESS INC.

Consolidated Balance Sheets

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

December 31, 2004 and 2003

	2004	2003
Assets

Current assets:
Cash	$1,126,642	$1,025,292
Accounts receivable, net of allowance for doubtful accounts of $22,514 (2003 – $15,325)	1,709,173	1,759,393
Inventory (note 3)	409,731	266,402
Prepaid expenses	60,411	62,608

	3,305,957	3,113,695
Goodwill (note 4)	1,449,806	1,348,396
Property, plant and equipment (note 5)	189,455	293,670
Other intangible assets (note 6)	217,402	308,600
Deferred income taxes (note 7)	175,304	138,661

	$5,337,924	$5,203,022

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$714,666	$560,292
Accrued liabilities	393,551	313,877
Deferred revenue	204,301	258,533

	1,312,518	1,132,702
Stockholders’ equity:
Preferred stock:
Authorized unlimited shares with no par value; nil outstanding in 2004 and 2003
Common stock:
Authorized unlimited shares with no par value; 10,080,360 (2003 – 10,080,360) issued and outstanding
Share capital (note 8)	4,396,803	4,396,803
Additional paid in capital	124,363	119,571
Accumulated other comprehensive income – cumulative translation adjustment	847,098	567,819
Accumulated deficit	(1,342,858)	(1,013,873)

	4,025,406	4,070,320

	$5,337,924	$5,203,022

Commitments (note 11)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements.

EXI WIRELESS INC.

Consolidated Statements of Operations

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

	2004	2003
Sales	$6,003,687	$6,117,844
Cost of sales	1,762,622	1,734,680

	4,241,065	4,383,164

Expenses:
Research and development	917,902	741,272
Depreciation and amortization	280,440	291,419
General and administrative	1,755,532	1,708,286
Selling and marketing	1,488,394	1,221,642

	4,442,268	3,962,619

Earnings (loss) before undernoted	(201,203)	420,545

Other earnings (expenses):
Interest	16,790	3,956
Foreign exchange loss	(168,781)	(334,498)

	(151,991)	(330,542)

Earnings (loss) before income taxes	(353,194)	90,003

Income tax expense (recovery) (note 7):
Current	–	(40,001)
Future	(24,209)	(15,131)

	(24,209)	(55,132)

Net earnings (loss)	$(328,985)	$145,135

Earnings (loss) per share:
Basic	$(0.03)	$0.01
Diluted	(0.03)	0.01

Weighted average number of common shares outstanding:
Basic	10,080,360	10,080,360
Diluted	10,080,360	10,304,376

See accompanying notes to consolidated financial statements.

EXI WIRELESS INC.

Consolidated Statements of Stockholders’ Equity

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

			Accumulated deficit	Accumulated other comprehensive income (loss)	Additional paid in capital	Total stockholders’ equity
	Common stock
	Number	Amount
Balance, December 31, 2002	10,080,360	$4,396,803	$(1,159,008)	$(153,667)	$100,015	$3,184,143
Net earnings	–	–	145,135	–	–	145,135
Foreign currency translation	–	–	–	721,486	–	721,486

Comprehensive income						866,621
Stock-based compensation (note 8(a))	–	–	–	–	19,556	19,556

Balance, December 31, 2003	10,080,360	4,396,803	(1,013,873)	567,819	119,571	4,070,320
Net loss	–	–	(328,985)	–	–	(328,985)
Foreign currency translation	–	–	–	279,279	–	279,279

Comprehensive loss						(49,706)
Stock-based compensation (note 8(a))	–	–	–	–	4,792	4,792

Balance, December 31, 2004	10,080,360	$4,396,803	$(1,342,858)	$847,098	$124,363	$4,025,406

See accompanying notes to consolidated financial statements.

EXI WIRELESS INC.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

	2004	2003
Cash provided by (used in):

Cash flows from operating activities:
Net earnings (loss)	$(328,985)	$145,135
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Depreciation and amortization	280,440	291,419
Loss on disposal of property, plant and equipment	935	–
Future income taxes	(24,209)	(15,131)
Stock-based compensation	4,792	19,556
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	168,583	5,952
Decrease (increase) in prepaid expenses	6,377	(31,118)
Decrease in income taxes payable	–	(40,001)
Decrease (increase) in inventory	(113,866)	10,930
Increase (decrease) in accounts payable	103,654	(133,283)
Increase (decrease) in accrued liabilities	51,781	(674,964)
Increase (decrease) in deferred revenue	(68,042)	54,879

	81,460	(366,626)

Cash flows from investing activities:
Payments for property, plant and equipment	(58,842)	(99,812)
Proceeds on sale of property, plant and equipment	9,156	–
Expenditures on intellectual property	(9,387)	(12,191)

	(59,073)	(112,003)

Cash flows from financing activities:
Repayment of obligation under capital lease	–	(39,492)

Effect of exchange rate changes on cash	78,963	247,575

Increase (decrease) in cash	101,350	(270,546)

Cash, beginning of year	1,025,292	1,295,838

Cash, end of year	$1,126,642	$1,025,292

Supplementary information:
Interest expense paid	$526	$9,748

See accompanying notes to consolidated financial statements.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

1. Operations:

EXI Wireless Inc. (the “Company”) was incorporated under the Alberta Business Corporation Act on July 12, 1996 and was continued under the Canada Business Corporation Act on June 2, 1999.

The Company is a radio frequency identification (RFID) based asset management and security company. The Company’s principal business activity is the development and marketing of solutions, which help organizations extract the greatest value from their assets and manage them to their highest potential and secure them from theft or loss. The Company currently derives its revenue from the sale of security-based wireless tagging solutions and inventory and asset tracking system software into healthcare, construction and energy markets.

2. Significant accounting policies:

(a) Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, EXI Wireless Systems Inc. and EXI Solutions Inc. (formerly Advanced Delivery Solutions Limited (“ADSL”)) and HOUNDware Corporation. All significant inter-company transactions and balances have been eliminated.

(b) Inventory:

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods inventory is valued at the lower of cost and net realizable value. The cost of finished goods includes the cost of raw material and direct labour.

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of government assistance received. Depreciation of property, plant and equipment is recorded on a straight-line basis using the following estimated useful life:

Asset	Estimated useful life	Rate
Furniture, fixtures and equipment	5 years	20%
Computer equipment	3 – 5 years	20% – 33%
Computer software	2 years	50%

Leasehold improvements are amortized on a straight-line basis over the lease term or five years, whichever is shorter.

(d) Acquired technology and other intangible assets:

Acquired core technology and other intangible assets are stated at cost and are amortized by the straight-line method over their estimated useful life of three to five years. Acquired technology and intangible assets used solely for the purpose of research and development are expensed immediately in the year of acquisition.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

(e) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite use, is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined at the time of a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

The Company performed its annual goodwill impairment test on December 31, 2004 and concluded that no impairment charge was required for goodwill related to continuing operations. As at December 31, 2004, the Company is operating in two operating segments and reporting units (see note 10).

(f) Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, economic outlook and future cash flows expected to result from the use of the related assets or be realized on sale. The Company recognizes an impairment loss if the projected undiscounted aggregate future cash flows are less than the carrying amount. The amount of impairment charge, if any, is defined as the excess of the carrying value over its fair value.

(g) Foreign currency translation:

The Company’s functional or primary operating currency is the Canadian dollar. The Company’s financial statements are prepared in Canadian dollars before translation to the US dollar reporting currency. The Company translates transactions in currencies other than the Canadian dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

Amounts reported in Canadian dollars have been translated into the US dollar reporting currency as follows: assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

gains and losses resulting from the translation into the reporting currency are accumulated in accumulated other comprehensive income (loss), a separate component of stockholders’ equity.

(h) Research and development costs:

Research and development costs are expensed as incurred.

(i) Warranty:

The Company provides certain warranties on its products. Provisions for future warranty costs based on management’s best estimates are recorded when revenue on product sales is recognized. The warranty period for the majority of the products ranges between one and three years. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

	2004	2003
Balance, beginning of year	$66,546	$144,993
Accruals for warranties issued	54,816	61,992
Accruals related to pre-existing warranties (including changes in estimates)	–	(120,050)
Settlements made (in cash or kind)	(54,623)	(20,389)

Balance, end of year	$66,739	$66,546

(j) Pension plan:

The Company has a defined contribution plan for its employees. The Company accrues its obligations under pension plans as the employees render the services necessary to earn the pension benefits. During the year ended December 31, 2004, the Company expensed $39,023 (2003 – $25,734) for the defined contribution plan.

(k) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may ultimately differ from these estimates. Significant areas requiring the use of management estimates relate to the determination of collectibility of accounts receivable, net recoverable amounts of property, plant and equipment, goodwill and other intangibles, useful lives for depreciation and amortization, investment tax credits recoverable and provisions for warranties.

(l) Revenue recognition:

Hardware and software revenue is recognized when persuasive evidence of an arrangement exists, the goods are shipped and title passes, the price is fixed or determinable and collection of the sales proceeds is reasonably assured.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

Revenue from the sale of software implementation services and consulting services is recognized as the services are performed. Revenue from post-contract support services is recognized over the term of the agreement.

When software arrangements include multiple elements to which contract accounting does not apply, the individual elements are accounted for separately if vendor specific objective evidence (“VSOE”) of fair value exists for the undelivered elements. Generally, the Company applies the residual method in allocating revenue between delivered and undelivered elements. If VSOE does not exist, the revenue on the completed arrangement is deferred until the earlier of (a) VSOE being established or (b) all of the undelivered elements are delivered or performed, with the following exceptions: if the only undelivered element is post-contract support (PCS), the entire fee is recognized ratably over the PCS period, and if the only undelivered element is service, the entire fee is recognized as the services are performed.

Maintenance revenue is deferred and recognized ratably over the terms of the maintenance agreements.

(m) Stock-based compensation:

As permitted under SFAS No.123, “Accounting for Stock-based Compensation” (“FAS” 123), the Company has elected to apply Accounting Principles Board (“APB”) Opinion No. 25 and related Interpretations in accounting for its stock-based compensation arrangements. Accordingly, no compensation cost is recognized for any of the Company’s equity instruments granted to directors and employees when the exercise price equals or exceeds fair value of the underlying common stocks as of the grant date for each stock option. FAS 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for employee stock option plan been determined by the fair value method, net income (loss) and earnings (loss) per share would have been as follows:

	2004	2003
Reported net income (loss)	$(328,985)	$145,135
Stock-based employee compensation expense determined under the fair value based method	(90,450)	(75,272)

Pro forma net income (loss)	$(419,435)	$69,863

Earnings (loss) per share – basic and diluted:
As reported	$(0.03)	$0.01
Pro forma	$(0.04)	$0.01

The fair value of each option is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility 110%, risk-free interest rate 4.46% and expected average option term of five years. The weighted-average fair value of the value of the options granted to employees during the year ended December 31, 2004 was $0.71 per option (2003 – $0.36).

(n) Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

recognized for the future tax consequences attributable to differences between the financial statements carrying value and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more likely then not”, a valuation allowance is provided.

(o) Investment tax credits:

Investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(p) Earnings (loss) per share:

Basic earnings (loss) per common share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted earnings per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(q) Comprehensive Income (loss):

Comprehensive income (loss) is recognized and measured pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net earnings (loss) and “other comprehensive income” (OCI). OCI refers to amounts that are recorded as an element of stockholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources.

(r) Comparative figures:

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

(s) Recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123 (Revised 2004) entitled “Share-Based Payment” (“FAS No. 123”). This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R will be effective for the Company as of January 1, 2006.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 entitled “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“FAS No. 151”). This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. FAS No. 151 requires that these items be recognized as current period charges. The Company has adopted FAS No. 151, which had no effect on the consolidated financial statements.

3. Inventory:

	2004	2003
Finished goods	$454,149	$365,864
Reserve for obsolete inventory	(44,418)	(99,462)

	$409,731	$266,402

4. Goodwill:

	2004	2003
Cost	$2,209,825	$2,055,254
Accumulated amortization	760,019	706,858

Net book value	$1,449,806	$1,348,396

The change in goodwill and its components is solely due to foreign exchange rate fluctuations.

5. Property, plant and equipment:

December 31, 2004	Cost	Accumulated depreciation	Net book value
Furniture, fixtures and equipment	$466,106	$381,817	$84,289
Computer equipment	415,936	346,196	69,740
Computer software	272,945	250,354	22,591
Leasehold improvements	103,834	90,999	12,835

	$1,258,821	$1,069,366	$189,455

December 31, 2003	Cost	Accumulated depreciation	Net book value
Furniture, fixtures and equipment	$418,787	$298,134	$120,653
Computer equipment	400,815	291,846	108,969
Computer software	256,071	210,180	45,891
Leasehold improvements	94,830	76,673	18,157

	$1,170,503	$876,833	$293,670

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

6. Other intangible assets:

	2004	2003
Acquired technology and other intangible assets	$699,719	$641,323
Accumulated amortization	482,317	332,723

Net book value	$217,402	$308,600

Intangible amortization expense for the year ended December 31, 2004 was $115,045 (2003 – $104,076).

7. Income taxes:

As at December 31, 2004, the Company has non-capital losses carried forward of approximately $521,000 (2003 – $220,000), federal and provincial investment tax credits available for carry forward of approximately $1,215,000 (2003 – $987,000) and scientific research and experimental development expenditures available for carry forward of approximately $715,000 (2003 – $258,000). Non-capital losses and investment tax credits available will begin to expire in 2007 and 2009, respectively. Scientific research and development expenses can be carried forward indefinitely and deducted against future taxable income otherwise calculated.

The provision for income tax differs from the amount obtained by applying the combined federal and provincial income tax rates to the earnings before income taxes and discontinued operations. The difference relates to the following items:

	2004	2003
Combined Canadian federal and provincial income taxes at expected rates of 35.6% (2003 – 37.6%)	$(125,737)	$33,841
Non-deductible permanent and other differences	258,814	267,960
Investment tax credits	(286,843)	(233,208)
Change in valuation allowance	129,557	(123,725)

Tax expense (recovery)	$(24,209)	$(55,132)

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:
Deferred revenue	$–	$70,407
Non-capital losses	185,540	78,283
Scientific research and experimental development expenditures	170,170	93,678
Warranty and inventory valuation reserves	39,580	59,099
Property, plant and equipment	26,204	–

Total gross deferred tax assets	421,494	301,467
Valuation allowance	(208,382)	(78,825)

Deferred tax assets	213,112	222,642

Deferred tax liabilities:
Property, plant and equipment	–	(2,944)
Intangible assets	(37,808)	(81,037)

Total gross deferred tax liabilities	(37,808)	(83,981)

Net deferred tax asset	$175,304	$138,661

The net deferred tax assets related to discontinued operations, which are not included above, as at December 31, 2004 are $60,334 (2003 – $62,591). The Company believes that realization of certain of their net deferred tax asset is more likely than not. In assessing the realization of their deferred tax assets, the Company considered whether it is more likely than not that some portion of all of their deferred tax assets will not be realized. The ultimate realization of their deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible.

The Company considered projected taxable income and tax planning strategies in making their assessment.

8. Share capital:

(a) Stock options:

On October 29, 1999, the Company authorized a special granting of 900,000 options to purchase common shares. All options relating to this special grant were granted as at December 31, 2001.

Additionally, on May 30, 2000, the Company adopted a 2000 Share Option Plan (the “Plan”) which provides for a maximum of 530,593 options to purchase common shares to be allocated to directors, officers, employees, and consultants of the Company. Stock options are granted having exercise prices based on market prices at the date of grant.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

For each of the periods presented, the following stock options to employees, directors and officers were outstanding:

	2004		2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	1,263,500	$0.81	1,744,834	$0.93
Granted	258,000	0.71	264,000	0.36
Exercised	–	–	–	–
Cancelled	(628,500)	0.83	(745,334)	0.93

Outstanding, end of year	893,000	$0.84	1,263,500	$0.81

At December 31, 2004, 617,000 (2003 – 1,097,000) of the stock options outstanding are held by officers and directors of the Company with the remainder held by consultants and key employees of the Company. During the year ended December 31, 2004, the Company expensed $4,792 (2003 – $19,556) for stock options issued to contractors. The average vesting period for all options is three years.

Details of options outstanding at December 31, 2004 are as follows:

Exercise Prices	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$0.00 – 0.41	258,500	3.22	86,170
$0.41 – 0.82	168,500	4.20	–
$0.82 – 1.24	322,500	2.63	172,507
$1.24 – 1.66	71,000	1.04	71,000
$1.66 – 2.07	13,000	0.62	13,000
$2.07 – 2.50	59,500	0.34	59,500

	893,000	2.80	402,177

(b) Warrants:

	2004	2003
Warrants issued and outstanding	40,000	40,000

The exercise price of the warrants is $2.08 per common share. The warrants expire on October 31, 2005.

(c) The Company has a Share Compensation Arrangement (the “Arrangement”) for non-management directors. The total compensation for the year ended December 31, 2004 is $35,113 (2003 – $29,969) which could be settled in cash or shares of the Company at the option of the Company. If settled in shares, under the Arrangement, the deemed price per share will be based upon the average closing price of the Company’s shares for fifteen days prior to issuance. The Company has accrued this compensation, in accrued liabilities, at December 31, 2004.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

9. Per share amounts:

Per share amounts are based on the weighted average number of common shares issued and outstanding during the year. Fully diluted earnings per share assumes all outstanding options have been exercised at the later of the beginning of the fiscal period or the date of issuance. Where the impact of the conversion or exercise is anti-dilutive, the conversions are not included in the calculation of fully diluted per share amounts. The weighted average number of shares outstanding used in the computation of earnings (loss) per share were as follows:

	2004	2003
Weighted average shares used in computation of basic earnings (loss) per share	10,080,360	10,080,360
Weighted average shares from assumed conversion of dilutive options	–	224,016

Weighted average shares used in computation of diluted earnings (loss) per share	10,080,360	10,304,376

10. Segmented reporting:

(a) Business segments:

The Company has divided its operations into two separate business segments: “Healthcare”, which involves the research and development, design, marketing and related consulting services for radio frequency identification systems for the healthcare industry; “Industrial” which involves research and development, design, marketing, and related consulting services for industrial inventory and asset tracking software systems.

The accounting policies for each of these segments are the same as described in note 2. The following represents information used by management in assessing the performance of its operating business segments:

December 31, 2004	Healthcare	Industrial	Corporate	Total
Sales	$5,171,413	$832,274	$–	$6,003,687
Depreciation and amortization	224,384	11,844	44,212	280,440
Interest expense	313	23	190	526
Interest income	(3,733)	(10,567)	(2,489)	(16,790)
Income tax expense (recovery)	(25,259)	(1,050)	–	(24,209)
Net earnings (loss) for the year	177,392	(121,128)	(385,249)	(328,985)
Additions to property, plant and equipment	52,920	5,922	–	58,842
Segment assets	3,414,320	525,376	1,398,228	5,337,924
Goodwill	1,449,806	–	–	1,449,806

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

December 31, 2003	Healthcare	Industrial	Corporate	Total
Sales	$5,317,232	$800,612	$–	$6,117,844
Depreciation and amortization	241,003	10,458	39,958	291,419
Interest expense	6,560	224	2,965	9,749
Interest income	(2,193)	(293)	(1,470)	(3,956)
Income tax expense (recovery)	(71,540)	(16,408)	–	(55,132)
Net earnings (loss) for the year	155,146	(81,971)	71,960	145,135
Additions to property, plant and equipment	96,117	3,695	–	99,812
Segment assets	3,282,090	588,224	1,332,708	5,203,022
Goodwill	1,348,396	–	–	1,348,396

The segment assets noted above are net of the assets of discontinued operations of nil (2003 –$34,631).

(b) Geographic segments:

All of the Company’s assets and operations are located in Canada. The following table summarizes the Company’s sales from continuing operations by geographic area:

	2004	2003
Canada	$837,283	$863,623
United States	4,951,561	5,217,870
Other	214,843	36,351

	$6,003,687	$6,117,844

(c) Major customers:

Sales during the year to major customers included sales to one customer of $1,729,989 (2003 – $1,349,052) and to another customer of $442,408 (2003 – $806,966).

11. Commitments:

Future minimum annual rental payments for operating leases are payable over the next five years are approximately as follows:

2005	$98,482
2006	164,245
2007	146,574
2008	156,221
2009	66,767

12. Related party transactions:

During the year, the Company paid legal fees of $69,044 (2003 – $51,053) to the Company’s legal counsel, of which one of the partners is a Director of the Company. The Company paid consulting fees of nil (2003 – $18,945) to a Director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31, 2004 and 2003

13. Financial instruments:

(a) Credit risk:

The Company, in its normal course of business, evaluates the financial condition of its customers on a regular basis and examines credit history for any new customer. In addition, the Company engaged the Export Development Corporation to insure its receivables as of October 2000. This coverage provides insurance for 90% of certain receivables.

(b) Fair values of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(i) Short-term financial instruments:

The carrying amounts of these financial assets and liabilities are a reasonable estimate of their fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable, accrued liabilities and income taxes payable.

(c) Foreign exchange risk:

Foreign exchange risk reflects the risk that the Company’s earnings will decline due to fluctuations in exchange rates. Contracts billed in United States dollars by the Company are collected in the short-term and, accordingly, the Company has determined there is no significant exposure to foreign currency fluctuations.

14. Subsequent events:

On January 27, 2005 the Company announced that it signed a definitive agreement with Applied Digital Solutions (“ADSX”), where ADSX will acquire all of the issued and outstanding shares of the Company.

A letter of intent for the acquisition was originally announced on November 3, 2004 and will be effected through a plan arrangement under which ADSX will pay $1.33 (CAD $1.60) for each outstanding share of the Company (approximately 10.1 million shares outstanding), payable in common shares of ADSX on the weighted daily average closing price of ADSX common shares quoted on the Nasdaq Small Cap Market for the 10 consecutive trading days that end 3 trading days before the closing.

Included in general and administrative expense for the year ended December 31, 2004 is $20,798 (2003 – nil) for acquisition costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

EXI Wireless Inc.

We have audited the accompanying consolidated balance sheet of EXI Wireless Inc. and subsidiaries as of March 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the three month period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EXI Wireless Inc. and subsidiaries as of March 31, 2005, and the results of their operations and their cash flows for the three month period then ended in conformity with U.S. generally accepted accounting principles.

The comparative figures for the three month period ended March 31, 2004 are unaudited.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

November 9, 2005

EXI WIRELESS INC.

Consolidated Balance Sheets

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

	March 31, 2005	December 31, 2004
Assets
Current assets:
Cash	$553,783	$1,126,642
Accounts receivable, net of allowance for doubtful accounts of $25,009 (2004 – $22,514)	1,981,918	1,709,173
Inventory (note 3)	413,420	409,731
Prepaid expenses	31,114	60,411

	2,980,235	3,305,957

Goodwill (note 4)	1,440,697	1,449,806
Property, plant and equipment (note 5)	190,865	189,455
Other intangible assets (note 6)	188,799	217,402
Deferred income taxes (note 7)	174,202	175,304

	$4,974,798	$5,337,924

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$618,926	$714,666
Accrued liabilities	184,842	393,551
Deferred revenue	200,490	204,301

	1,004,258	1,312,518

Stockholders’ equity:
Preferred stock:
Authorized unlimited shares with no par value; nil outstanding in 2005 and 2004
Common stock:
Authorized unlimited shares with no par value; 10,265,178 (2004 – 10,080,360) issued and outstanding
Share capital (note 8)	4,554,076	4,396,803
Additional paid in capital	124,363	124,363
Accumulated other comprehensive income – cumulative translation adjustment	821,384	847,098
Accumulated deficit	(1,529,283)	(1,342,858)

	3,970,540	4,025,406

	$4,974,798	$5,337,924

Commitments (note 11)

Subsequent events (note 14).

See accompanying notes to consolidated financial statements.

EXI WIRELESS INC.

Consolidated Statements of Operations

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month periods ended March 31, 2005 and 2004

	2005	2004
		(unaudited)
Sales	$1,985,934	$1,533,525
Cost of sales	574,504	424,098

	1,411,430	1,109,427

Expenses:
Research and development	261,881	223,450
Depreciation and amortization	61,546	66,617
General and administrative	931,565	418,743
Selling and marketing	363,233	315,410

	1,618,225	1,024,220

Earnings (loss) before undernoted	(206,795)	85,207

Other earnings (expenses):
Interest	2,405	1,084
Foreign exchange gain	17,965	13,021

	20,370	14,105

Earnings (loss) before income taxes	(186,425)	99,312

Income taxes (note 7):
Current	–	–
Future	–	–

	–	–

Net earnings (loss) for the period	$(186,425)	$99,312

Earnings (loss) per share:
Basic	$(0.02)	$0.01
Diluted	(0.02)	0.01

Weighted average number of common shares outstanding:
Basic	10,265,178	10,080,360
Diluted	10,265,178	10,117,188

See accompanying notes to consolidated financial statements.

EXI WIRELESS INC.

Consolidated Statements of Stockholders’ Equity

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and 2004

	Common stock		Accumulated deficit	Accumulated other comprehensive income (loss)	Additional paid in capital	Total stockholders’ equity
	Number	Amount
Balance, December 31, 2003	10,080,360	$4,396,803	$(1,013,873)	$567,819	$119,571	$4,070,320
Net earnings (unaudited)	–	–	99,312	–	–	99,312
Foreign currency translation (unaudited)	–	–	–	(55,667)	–	(55,667)

Comprehensive income (unaudited)						43,645

Balance, March 31, 2004 (unaudited)	10,080,360	$4,396,803	$(914,561)	$512,152	$119,571	$4,113,965

Balance, December 31, 2004	10,080,360	$4,396,803	$(1,342,858)	$847,098	$124,363	$4,025,406
Net loss	–	–	(186,425)	–	–	(186,425)
Foreign currency translation	–	–	–	(25,714)	–	(25,714)

Comprehensive loss						(212,139)
Stock option exercised	120,169	85,760	–	–	–	85,760
Common shares issued in lieu of signing bonus and consulting fees	64,649	71,513	–	–	–	71,513

Balance, March 31, 2005	10,265,178	$4,554,076	$(1,529,283)	$821,384	$124,363	$3,970,540

See accompanying notes to consolidated financial statements.

EXI WIRELESS INC.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month periods ended March 31, 2005 and 2004

	2005	2004
		(unaudited)
Cash provided by (used in):

Cash flow from operating activities:
Net earnings (loss) for the period	$(186,425)	$99,312
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Depreciation and amortization	61,546	66,617
Common shares issued in lieu of bonus and consulting fees	71,513	–
Changes in non-cash working capital:
Decrease in accounts receivable	(279,456)	(278,534)
Decrease (increase) in prepaid expenses	16,656	(34,274)
Decrease (increase) in inventory	5,676	(10,525)
Increase (decrease) in accounts payable	(89,954)	14,721
Increase (decrease) in accrued liabilities	(203,306)	31,848
Increase (decrease) in deferred revenue	(2,492)	(15,904)

	(606,242)	(126,739)
Cash flow from investing activities:
Payments for property, plant and equipment	(33,354)	(23,933)
Proceeds on sale of property, plant and equipment	(3,906)	(1,921)

	(37,260)	(25,854)
Cash flow from financing activities:
Common shares issued for cash	85,760	–

Effect of exchange rate changes on cash	(15,117)	(14,864)

Decrease in cash	(572,859)	(167,457)

Cash, beginning of period	1,126,642	1,025,292

Cash, end of period	$553,783	$857,835

Supplementary information:
Interest expense paid	$–	$526
Non-cash transaction:
Common shares issued in lieu of bonus and consulting fees	$71,513	$–

See accompanying notes to consolidated financial statements.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

1. Operations:

EXI Wireless Inc. (the “Company”) was incorporated under the Alberta Business Corporation Act on July 12, 1996 and was continued under the Canada Business Corporation Act on June 2, 1999.

The Company is a radio frequency identification (RFID) based asset management and security company. The Company’s principal business activity is the development and marketing of solutions, which help organizations extract the greatest value from their assets and manage them to their highest potential and secure them from theft or loss. The Company currently derives its revenue from the sale of security-based wireless tagging solutions and inventory and asset tracking system software into healthcare, construction and energy markets.

2. Significant accounting policies:

(a) Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, EXI Wireless Systems Inc. and EXI Solutions Inc. (formerly Advanced Delivery Solutions Limited (“ADSL”)) and HOUNDware Corporation. All significant inter-company transactions and balances have been eliminated. These interim financial statements, in the opinion of management, reflect all adjustments (which include reclassification and normal recurring adjustments), necessary for a fair presentation of the results for the interim periods presented.

(b) Inventory:

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods inventory is valued at the lower of cost and net realizable value. The cost of finished goods includes the cost of raw material and direct labour.

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of government assistance received. Depreciation of property, plant and equipment is recorded on a straight-line basis using the following estimated useful life:

Asset	Estimated useful life	Rate
Furniture, fixtures and equipment	5 years	20%
Computer equipment	3 – 5 years	20% – 33%
Computer software	2 years	50%

Leasehold improvements are amortized on a straight-line basis over the lease term or five years, whichever is shorter.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

(d) Acquired technology and other intangible assets:

Acquired core technology and other intangible assets are stated at cost and are amortized by the straight-line method over their estimated useful life of three to five years. Acquired technology and intangible assets used solely for the purpose of research and development are expensed immediately in the year of acquisition.

(e) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite use, is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined at the time of a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

The Company performed its annual goodwill impairment test on December 31, 2004 and concluded that no impairment charge was required for goodwill related to continuing operations. As at March 31, 2005, the Company is operating in two operating segments and reporting units (see note 10).

(f) Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, economic outlook and future cash flows expected to result from the use of the related assets or be realized on sale. The Company recognizes an impairment loss if the projected undiscounted aggregate future cash flows are less than the carrying amount. The amount of impairment charge, if any, is defined as the excess of the carrying value over its fair value.

(g) Foreign currency translation:

The Company’s functional or primary operating currency is the Canadian dollar. The Company’s financial statements are prepared in Canadian dollars before translation to the US dollar reporting currency. The Company translates transactions in currencies other than the Canadian dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

other than the Canadian dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

Amounts reported in Canadian dollars have been translated into the US dollar reporting currency as follows: assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation into the reporting currency are accumulated in accumulated other comprehensive income (loss), a separate component of stockholders’ equity.

(h) Research and development costs:

Research and development costs are expensed as incurred.

(i) Warranty:

The Company provides certain warranties on its products. Provisions for future warranty costs based on management’s best estimates are recorded when revenue on product sales is recognized. The warranty period for the majority of the products ranges between one and three years. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

	Three months ended March 31, 2005	Three months ended March 31, 2004
		(unaudited)
Balance, January 1	$66,739	$66,546
Accruals for warranties issued	16,140	49,834
Settlements made (in cash or kind)	(16,611)	(54,623)

Balance, March 31	$66,268	$61,757

(j) Pension plan:

The Company has a defined contribution plan for its employees. The Company accrues its obligations under pension plans as the employees render the services necessary to earn the pension benefits. During the three months ended March 31, 2005, the Company expensed $10,758 (Three months ended March 31, 2004 – $8,042) for the defined contribution plan.

(k) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may ultimately differ from these estimates. Significant areas requiring the use of management estimates relate to the determination of collectibility of accounts receivable, net recoverable amounts of property, plant and equipment, goodwill and other intangibles, useful lives for depreciation and amortization, investment tax credits recoverable and provisions for warranties.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

(l) Revenue recognition:

Hardware and software revenue is recognized when persuasive evidence of an arrangement exists, the goods are shipped and title passes, the price is fixed or determinable and collection of the sales proceeds is reasonably assured.

Revenue from the sale of software implementation services and consulting services is recognized as the services are performed. Revenue from post-contract support services is recognized over the term of the agreement.

When software arrangements include multiple elements to which contract accounting does not apply, the individual elements are accounted for separately if vendor specific objective evidence (“VSOE”) of fair value exists for the undelivered elements. Generally, the Company applies the residual method in allocating revenue between delivered and undelivered elements. If VSOE does not exist, the revenue on the completed arrangement is deferred until the earlier of (a) VSOE being established or (b) all of the undelivered elements are delivered or performed, with the following exceptions: if the only undelivered element is post-contract support (PCS), the entire fee is recognized ratably over the PCS period, and if the only undelivered element is service, the entire fee is recognized as the services are performed.

Maintenance revenue is deferred and recognized ratably over the terms of the maintenance agreements.

(m) Stock-based compensation:

As permitted under SFAS No.123, “Accounting for Stock-based Compensation” (“FAS” 123), the Company has elected to apply Accounting Principles Board (“APB”) Opinion No. 25 and related Interpretations in accounting for its stock-based compensation arrangements. Accordingly, no compensation cost is recognized for any of the Company’s equity instruments granted to directors and employees when the exercise price equals or exceeds fair value of the underlying common stocks as of the grant date for each stock option. FAS 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for employee stock option plan been determined by the fair value method, net income (loss) and earnings (loss) per share would have been as follows:

	Three months ended March 31, 2005	Three months ended March 31, 2004
		(unaudited)
Reported net income (loss)	$(186,425)	$99,312
Stock-based employee compensation expense determined under the fair value based method	(20,578)	(15,504)

Pro forma net income (loss)	$(207,003)	$83,808

Earnings (loss) per share – basic and diluted:
As reported	$(0.02)	$0.01
Pro forma	$(0.02)	$0.01

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

The fair value of each option is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility 110%, risk-free interest rate 4.46% and expected average option term of five years. The weighted-average fair value of the value of the options granted to employees during the three month period ended March 31, 2005 was nil per option (Three months ended March 31, 2004 – $0.60).

(n) Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statements carrying value and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more likely then not”, a valuation allowance is provided.

(o) Investment tax credits:

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(p) Earnings (loss) per share:

Basic earnings (loss) per common share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted earnings per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(q) Comprehensive Income (loss)

Comprehensive income (loss) is recognized and measured pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net earnings (loss) and other comprehensive income (OCI). OCI refers to amounts that are recorded as an element of stockholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources.

(r) Comparative figures:

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

(s) Recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123 (Revised 2004) entitled “Share-Based Payment” (“FAS No. 123”). This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R will be effective for the Company as of January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 entitled “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“FAS No. 151”). This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. FAS No. 151 requires that these items be recognized as current period charges. The Company has adopted FAS No. 151, which had no effect on the consolidated financial statements.

3. Inventory:

	March 31, 2005	December 31, 2004
Finished goods	$462,049	$454,149
Reserve for obsolete inventory	(48,629)	(44,418)

	$413,420	$409,731

4. Goodwill:

	March 31, 2005	December 31, 2004
Cost	$2,195,941	$2,209,825
Accumulated amortization	755,244	760,019

Net book value	$1,440,697	$1,449,806

The change in goodwill and its components is solely due to foreign exchange fluctuations.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

5. Property, plant and equipment:

March 31, 2005	Cost	Accumulated depreciation	Net book value
Furniture, fixtures and equipment	$464,886	$390,774	$74,112
Computer equipment	440,669	357,332	83,337
Computer software	276,009	253,749	22,260
Leasehold improvements	103,181	92,025	11,156

	$1,284,745	$1,093,880	$190,865

December 31, 2004	Cost	Accumulated depreciation	Net book value
Furniture, fixtures and equipment	$466,106	$381,817	$84,289
Computer equipment	415,936	346,196	69,740
Computer software	272,945	250,354	22,591
Leasehold improvements	103,834	90,999	12,835

	$1,258,821	$1,069,366	$189,455

6. Other intangible assets:

	March 31, 2005	December 31, 2004
Acquired technology and other intangible assets	$695,322	$699,719
Accumulated amortization	506,523	482,317

Net book value	$188,799	$217,402

Intangible amortization expense for the three month period ended March 31, 2005 was $30,707 (Three months ended March 31, 2004 – $28,326).

7. Income taxes:

As at March 31, 2005, the Company has non-capital losses carried forward of approximately $734,000, federal and provincial investment tax credits available for carry forward of approximately $1,073,000 and scientific research and experimental development expenditures available for carry forward of approximately $663,000. Non-capital losses and investment tax credits available will begin to expire in 2007 and 2009 respectively. Scientific research and development expenses can be carried forward indefinitely and deducted against future taxable income otherwise calculated.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

The provision for income tax differs from the amount obtained by applying the combined federal and provincial income tax rates to the earnings before income taxes and discontinued operations. The difference relates to the following items:

	Three months ended March 31, 2005	Three months ended March 31, 2004
		(unaudited)
Combined Canadian federal and provincial income taxes at expected rates of 35.6% (March 31, 2004 – 35.6%)	$(66,367)	$35,355
Non-deductible permanent and other differences	14,579	1,217
Investment tax credits	(90,600)	–
Change in valuation allowance	142,388	(36,572)

Tax expense	$–	$–

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 2005 and December 31, 2004 are presented below:

	Three month period ended March 31, 2005	Year ended December 31, 2004
Deferred tax assets:
Non-capital losses	$261,261	$185,540
Scientific research and experimental development expenditures	236,067	170,170
Warranty and inventory valuation reserves	40,755	39,580
Property, plant and equipment	29,679	26,204

Total gross deferred tax assets	567,762	421,494
Valuation allowance	(350,770)	(208,382)

Deferred tax assets	216,992	213,112

Deferred tax liabilities:
Intangible assets	(42,790)	(37,808)

Net deferred tax asset	$174,202	$175,304

The net deferred tax assets related to discontinued operations, which are not included above, as at March 31, 2005 are $59,953 (December 31, 2004 - $60,334). The Company believes that realization of certain of their net deferred tax asset is more likely than not. In assessing the realization of their deferred tax assets, the Company considered whether it is more likely than not that some portion of all of their deferred tax assets will not be realized. The ultimate realization of their deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible.

The Company considered projected taxable income and tax planning strategies in making their assessment.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

8. Share capital:

(a) Stock options:

On October 29, 1999, the Company authorized a special granting of 900,000 options to purchase common shares. All options relating to this special grant were granted as at December 31, 2001.

Additionally, on May 30, 2000, the Company adopted a 2000 Share Option Plan (the “Plan”) which provides for a maximum of 530,593 options to purchase common shares to be allocated to directors, officers, employees, and consultants of the Company. Stock options are granted having exercise prices based on market prices at the date of grant.

For each of the periods presented, the following stock options to employees, directors and officers were outstanding:

	March 31, 2005		December 31, 2004
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	893,000	$0.84	1,263,500	$0.81
Granted	–	–	258,000	0.71
Exercised	(120,000)	0.99	–	–
Cancelled	(15,500)	0.65	(628,500)	0.83

Outstanding, end of year	757,500	$0.85	893,000	$0.84

At March 31, 2005, 617,000 (December 31, 2004 – 617,000) of the stock options outstanding are held by officers and directors of the Company with the remainder held by consultants and key employees of the Company. The average vesting period for all options is three years.

Details of options outstanding at March 31, 2005 are as follows:

Exercise prices	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$ 0.00 – 0.41	231,502	2.92	144,336
$ 0.41 – 0.82	150,166	3.96	47,506
$ 0.82 – 1.24	232,332	3.36	129,171
$ 1.24 – 1.66	71,000	0.80	71,000
$ 1.66 – 2.07	13,000	0.37	13,000
$ 2.07 – 2.50	59,500	0.01	59,500

	757,500	2.58	464,513

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

(b) Warrants:

	March 31, 2005	December 31, 2004
Warrants issued and outstanding	40,000	40,000

The exercise price of the warrants is $2.08 per common share. The warrants expire on October 31, 2005.

(c) The Company has a Share Compensation Arrangement (the “Arrangement”) for non-management directors. The total compensation for the three month period ended March 31, 2005 is $5,501 (Three months ended March 31, 2004 – $1,317) which could be settled in cash or shares of the Company at the option of the Company. If settled in shares, under the Arrangement, the deemed price per share will be based upon the average closing price of the Company’s shares for fifteen days prior to issuance. The Company has accrued this compensation in accrued liabilities as at March 31, 2005.

9. Per share amounts:

Per share amounts are based on the weighted average number of common shares issued and outstanding during the year. Fully diluted earnings per share assumes all outstanding options have been exercised at the later of the beginning of the fiscal period or the date of issuance. Where the impact of the conversion or exercise is anti-dilutive, the conversions are not included in the calculation of fully diluted per share amounts. The weighted average number of shares outstanding used in the computation of earnings (loss) per share were as follows:

	March 31, 2005	March 31, 2004
Weighted average shares used in computation of basic earnings (loss) per share	10,265,178	10,080,360
Weighted average shares from assumed conversion of dilutive options	–	36,828

Computation of diluted earnings (loss) per share	10,265,178	10,117,188

10. Segmented reporting:

(a) Business segments:

The Company has divided its operations into two separate business segments: “Healthcare”, which involves the research and development, design, marketing and related consulting services for radio frequency identification systems for the healthcare industry; “Industrial” which involves research and development, design, marketing, and related consulting services for industrial inventory and asset tracking software systems.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

The accounting policies for each of these segments are the same as described in note 2. The following represents information used by management in assessing the performance of its operating business segments:

March 31, 2005	Healthcare	Industrial	Corporate	Total
Sales	$1,726,208	$259,726	$–	$1,985,934
Depreciation and amortization	48,025	2,076	11,445	61,546
Interest expense	–	–	–	–
Interest income	(1,106)	(1,299)	–	(2,405)
Income tax expense	–	–	–	–
Net earnings (loss) for the year	43,892	44,598	(274,915)	(186,425)
Additions to property, plant and equipment	33,354	–	–	33,354
Segment assets	4,079,334	596,976	298,488	4,974,798
Goodwill	1,440,697	–	–	1,440,697

March 31, 2004	Healthcare	Industrial	Corporate	Total
(Unaudited)
Sales	$1,388,725	$144,800	$–	$1,533,525
Depreciation and amortization	53,063	2,655	10,899	66,617
Interest expense	310	10	–	320
Interest income	(738)	(346)	–	(1,084)
Income tax expense	–	–	–	–
Net earnings (loss) for the year	265,575	(69,292)	(96,971)	99,312
Additions to property, plant and equipment	20,284	3,649	–	23,933
Segment assets	3,614,894	513,739	1,176,873	5,305,506
Goodwill	1,329,773	–	–	1,329,773

The segment assets noted above are net of the assets of discontinued operations of nil (March 31, 2004 – $34,131).

(b) Geographic segments:

All of the Company’s assets and operations are located in Canada. The following table summarizes the Company’s sales from continuing operations by geographic area:

	March 31, 2005	March 31, 2004
		(unaudited)
Canada	$246,169	$201,108
United States	1,730,377	1,292,232
Other	9,388	40,185

	$1,985,934	$1,533,525

(c) Major customers:

Sales during the three month period ended March 31, 2005 to major customers included sales to one customer of $563,805 (Three months ended March 31, 2004 – nil) and to another customer of $462,929 (Three months ended March 31, 2004 – $488,072).

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

11. Commitments:

Future minimum annual rental payments for operating leases are payable over the next four years are approximately as follows:

2005	$57,088
2006	163,255
2007	145,633
2008	155,240
2009	66,348

12. Related party transactions:

During the three month period ended March 31, 2005, the Company paid legal fees of nil (Three months ended March 31, 2004 - $9,940) to the Company’s legal counsel, of which one of the partners is a Director of the Company. This transaction is in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

13. Financial instruments:

(a) Credit risk:

The Company, in its normal course of business, evaluates the financial condition of its customers on a regular basis and examines credit history for any new customer. In addition, the Company engaged the Export Development Corporation to insure its receivables as of October 2000. This coverage provides insurance for 90% of certain receivables.

(b) Fair values of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(i) Short-term financial instruments:

The carrying amounts of these financial assets and liabilities are a reasonable estimate of their fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable, accrued liabilities and income taxes payable.

(c) Foreign exchange risk:

Foreign exchange risk reflects the risk that the Company’s earnings will decline due to fluctuations in exchange rates. Contracts billed in United States dollars by the Company are collected in the short-term and, accordingly, the Company has determined there is no significant exposure to foreign currency fluctuations.

EXI Wireless Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(Prepared in accordance with United States GAAP)

Three month period ended March 31, 2005 and March 31, 2004 (unaudited)

14. Subsequent Events

On March 31, 2005, the Company was acquired by Applied Digital Solutions (“ADSX”) where ADSX paid $1.33 (CAD$1.60) for each outstanding share of the Company (10,265,178 shares outstanding) payable in shares of ADSX’s common stock based on the daily weighted-average closing price of its common stock quoted on the Nasdaq Small Cap Market for the ten consecutive trading days that ended three trading days before the closing.

Included in general and administrative expenses for the three month period ended March 31, 2005 is $532,176 (2004–nil) for acquisition costs.

Subsequent to the acquisition, the Company was renamed VeriChip Holdings Inc.

Subsequent to March 31, 2005, all outstanding stock options of the Company were exchanged for stock options of ADSX.

Report of Independent Registered Chartered Accountants

To the Board of Directors of Instantel Inc.

We have audited the balance sheets of Instantel Inc. as at December 31, 2004 and 2003 and the statements of operations, shareholder’s equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 13 to the financial statements, the accompanying financial statements of Instantel Inc. as at December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003 have been restated.

On January 21, 2005, we reported separately to the shareholder of Instantel Inc. on financial statements for the same periods, audited in accordance with auditing standards generally accepted in Canada and prepared in accordance with accounting principles generally accepted in Canada.

DELOITTE & TOUCHE LLP

Chartered Accountants

Ottawa, Canada

January 21, 2005 except for notes 13 and 14 which are as of December 15, 2005

INSTANTEL INC.

Balance Sheets

as at December 31, 2004 and 2003

(in US dollars)

	2004	2003
	(Restated – Note 13)

CURRENT ASSETS

Cash and cash equivalents	$46,481	$167,451
Accounts receivable	2,273,482	1,976,153
Inventories, net of allowance of $200,000 (2003 – $215,000) (Note 3)	1,529,993	1,370,161
Other current assets	406,532	343,804

	4,256,488	3,857,569
CAPITAL ASSETS (Note 4)	474,145	277,810
INTANGIBLE ASSETS (Note 5)	6,270,000	9,690,000
GOODWILL	592,547	592,547

	$11,593,180	$14,417,926

CURRENT LIABILITIES

Bank indebtedness (Note 6)	$586,697	$–
Accounts payable	515,299	502,391
Accrued liabilities	357,495	350,490
Income taxes payable (Note 7)	328,711	5,947
Salary and benefits payable	935,965	173,150
Financial instruments (Note 10)	–	52,474
Deferred revenue	60,000	–
Current portion of long-term debt (Note 8)	–	2,633,366

	2,784,167	3,717,818
DEFERRED TAXES (Note 7)	2,674,706	3,818,000
LONG-TERM DEBT (Note 8)	5,500,000	5,500,000

	10,958,873	13,035,818

COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)

SHAREHOLDER’S EQUITY

Common stock
Authorized: unlimited, issued 6,251,601 (2003 – 6,25	4,000,001	4,000,001
Accumulated deficit	(3,365,694)	(2,611,195)
Other comprehensive income (loss)	–	(6,698)

	634,307	1,382,108

	$11,593,180	$14,417,926

See accompanying notes to the financial statements.

INSTANTEL INC.

Statements of Operations

years ended December 31, 2004 and 2003

(in US dollars)

	2004	2003
	(Restated – Note 13)

Revenue	$13,594,918	$11,381,999
Cost of goods sold	5,449,457	4,644,933

Gross margin	8,145,461	6,737,066

Expenses
Research and development	1,688,208	1,396,802
Selling	942,822	661,703
Marketing	1,184,419	1,135,929
Administration	1,381,173	1,063,117
Amortization of intangible assets	3,420,000	3,420,000
Interest expense	943,016	1,055,286

	9,559,638	8,732,837

Loss before income taxes	(1,414,177)	(1,995,771)

Provision for (recovery of) income taxes
Current	483,616	(273,010)
Deferred	(1,143,294)	(522,000)

	(659,678)	(795,010)

NET LOSS	$(754,499)	$(1,200,761)

See accompanying notes to the financial statements.

INSTANTEL INC.

Statements of Shareholder’s Equity

years ended December 31, 2004 and 2003

(in US dollars)

	Common stock		Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total shareholder’s equity
	Shares	Amount
			(Restated – Note 13)		(Restated –Note 13)
Balance at December 31, 2002	6,251,601	$4,000,001	$(1,410,434)	$(126,530)	$2,463,037
Net loss for the year	–	–	(1,200,761)	–	(1,200,761)
Change in fair value of financial instruments	–	–	–	119,832	119,832

Balance at December 31, 2003	6,251,601	4,000,001	(2,611,195)	(6,698)	1,382,108
Change in fair value of interest rate swap	–	–	–	126,530	126,530
Net loss for the year	–	–	(754,499)	–	(754,499)
Change in fair value of financial instruments	–	–	–	(119,832)	(119,832)

Balance at December 31, 2004	6,251,601	$4,000,001	$(3,365,694)	$–	$634,307

See accompanying notes to the financial statements.

INSTANTEL INC.

Statements of Cash Flows

years ended December 31, 2004 and 2003

(in US dollars)

	2004	2003
	(Restated – Note 13)
OPERATING ACTIVITIES
Net loss	$(754,499)	$(1,200,761)
Items not affecting cash:
Amortization	203,253	195,227
Amortization of intangible assets	3,420,000	3,420,000
Deferred income taxes	(1,143,294)	(522,000)

	1,725,460	1,892,466
Changes in non-cash operating working capital items Accounts receivable	(297,329)	(480,176)
Inventories	(159,832)	166,754
Other current assets	(108,504)	(85,219)
Income taxes payable	322,764	50,920
Accounts payable	12,908	81,647
Accrued liabilities	7,005	52,421
Salary and benefits payable	762,815	(212,051)
Deferred revenue	60,000	–

Cash provided by operating activities	2,325,287	1,466,762

INVESTING ACTIVITIES
Purchase of capital assets	(399,588)	(199,557)

Cash used in investing activities	(399,588)	(199,557)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	2,930,025	1,510,271
Repayments of bank indebtedness	(2,343,328)	(1,510,271)
Repayment of long-term debt	(2,633,366)	(1,758,300)

Cash used in financing activities	(2,046,669)	(1,758,300)

DECREASE IN CASH AND CASH EQUIVALENTS	(120,970)	(491,095)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	167,451	658,546

CASH AND CASH EQUIVALENTS, END OF YEAR	$46,481	$167,451

Supplementary information:
Interest paid during the year	$952,334	$1,098,312
Income taxes paid	$177,999	$280,500

See accompanying notes to the financial statements.

INSTANTEL INC.

Notes to the Financial Statements

years ended December 31, 2004 and 2003

(in US dollars)

1. DESCRIPTION OF BUSINESS

On October 22, 2001, Instantel Inc. was acquired by Instantel Acquisition Corporation (“IAC”) a newly created and wholly owned subsidiary of Instantel Holding Company SARL, a wholly owned subsidiary of Perceptis, L.P. (“Perceptis”). Instantel Inc. and IAC were then amalgamated and continued under the laws of Ontario as Instantel Inc.

The Company is engaged in the manufacture and sale of electronic monitoring and security equipment. Instantel’s quality system is certified to the ISO 9001 quality standard.

2. ACCOUNTING POLICIES

Management responsibility

The preparation of the accompanying financial statements is the responsibility of management. This responsibility includes the selection of appropriate accounting policies and the exercise of careful judgment in establishing reasonable and accurate estimates in accordance with accounting principles generally accepted in the United States of America, applied on a consistent basis and as appropriate in the circumstances.

Foreign currency translation

Effective October 21, 2001, the US dollar became the Company’s functional currency as a result of the continued growth of the Company’s business outside of Canada and the US dollar financing raised by the Company.

Monetary assets and liabilities denominated in currencies other than US dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the period. Translation gains or losses are included in the determination of net earnings for the period.

Inventories

All inventories are valued at the lower of cost and net realizable value, which includes a related portion of overhead. All inventories are calculated using a standard cost system.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization has been recorded on the straight-line basis, designed to amortize the respective assets over their estimated useful lives. Application software is amortized over twelve months, equipment over thirty-six months and leasehold improvements over the lesser of sixty months or the term of the lease.

Expenditures for additions and improvements are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of assets and related accumulated amortization are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

Intangible assets and goodwill

Goodwill is not subject to amortization but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Acquired trademarks, customer relationships and technology are being amortized on a straight-line basis over a five-year period.

Impairment of long-lived assets

Instantel Inc. tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Revenue recognition

The Company sells through distribution channels and revenue is recognized at the time of product shipment to customers and when all significant contractual obligations have been satisfied and collection is reasonably assured.

The Company does not accept purchase orders or contracts with return clauses although it may, at its sole discretion, choose to accept customer returns.

Accruals for potential warranty claims and estimated sales returns, if any, are made at the time of shipment and are based on contract terms and prior claims experience.

Guarantees

The Company has the following major type of guarantee that is subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):

Product warranties – The Company provides all customers with standard warranties on equipment for a period of twelve months. The following table details the changes in the warranty liability:

	2004	2003
Balance, beginning of period	$95,000	$150,000
Warranty costs incurred	(138,291)	(91,068)
Warranties issued	138,291	91,068
Changes to accruals related to pre-existing warranties	70,000	(55,000)

Balance, end of period	$165,000	$95,000

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

Deferred revenue

Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is deferred and recognized ratably over the PCS term.

Investment tax credits

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recorded as a reduction to the income tax expense. The benefit is recognized when the Company has complied with the terms and conditions of the applicable tax legislation or approved grant program and there is reasonable assurance of realization.

Income taxes

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

The Company’s financial instruments, including accounts receivable, income taxes payable, accounts payable and accrued liabilities are carried at values that approximate their fair values due to their relatively short maturity period. The carrying amount of the long-term debt approximates its market value because the debt bears interest at rates consistent with market rates for similar instruments.

Derivative instruments and hedging activities

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133”) and the corresponding amendments requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. If the derivative is designated in a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income (OCI) and will be recognized in the statement of operations when the hedged items affect earnings.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Estimates include the allowance for bad debts, inventory provision, valuation and amortization of capital and intangible assets, valuation of goodwill, and valuation of deferred taxes. Actual results could differ from such estimates.

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

Recent accounting pronouncements

In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No.43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company’s Fiscal 2006 year end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the financial statements.

3. INVENTORIES

	2004	2003
Materials	$809,701	$778,647
Work in process	349,162	369,650
Finished goods	371,130	221,864

	$1,529,993	$1,370,161

4. CAPITAL ASSETS

	2004
	Cost	Accumulated Amortization	Net Book Value
Application software	$33,393	$23,626	$9,767
Equipment	878,877	414,499	464,378
Leasehold improvements	57,319	57,319	–

	$969,589	$495,444	$474,145

	2003
	Cost	Accumulated Amortization	Net Book Value
Application software	$27,458	$19,955	$7,503
Equipment	693,567	428,037	265,530
Leasehold improvements	57,319	52,542	4,777

	$778,344	$500,534	$277,810

5. INTANGIBLE ASSETS

Intangible assets consists of:

	2004	2003
Trademarks	$4,600,000	$4,600,000
Customer relationships	6,200,000	6,200,000
Technology	6,300,000	6,300,000

	17,100,000	17,100,000
Less accumulated amortization	10,830,000	7,410,000

	$6,270,000	$9,690,000

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

Amortization of intangible assets was $3,420,000 and $3,420,000 in fiscal 2004 and fiscal 2003, respectively. The remaining estimated amortization expense related to intangible assets in existence as of December 31, 2004 is as follows:

2005	$3,420,000
2006	$2,850,000

6. BANK LINE OF CREDIT

The Company has a bank line of credit up to a maximum of $2,000,000 bearing interest at prime plus 1/2% (2004 – 5.75%, 2003 – 4.5%). The line of credit expires October 1, 2005 and is secured by a general security agreement representing a first charge on all assets other than real property. Interest expense related to this line of credit in 2004 was $11,617 (2003 – $5,179).

7. INCOME TAXES

	2004	2003
	(Restated – Note 13)
Income taxes recoverable (payable) from prior period	$(5,947)	$44,973

Provision for current income taxes
Recovery of prior year investment tax credits	–	581,723
Provision for current year income taxes	(909,893)	(668,517)
Current year investment tax credits – current	392,545	339,471
Current year investment tax credits – capital	33,732	20,333

	(483,616)	273,010
Capital taxes	(15,302)	(33,300)
Installments	240,000	280,500
Payments and refunds	(66,241)	(581,723)
Adjustments	2,395	10,593

	(322,764)	(50,920)

Income taxes recoverable (payable)	$(328,711)	$(5,947)

The tax effect of components of the deferred tax liabilities are as follows:
Deferred tax liabilities:
Intangible assets	$2,389,706	$3,500,000
Long-term debt	285,000	318,000

	$2,674,706	$3,818,000

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

8. LONG-TERM DEBT

	2004	2003
Term loan, bearing interest at bank prime plus 1%, repayable in nine monthly installments of $70,833 beginning on January 1, 2004 with the balance due on October 1, 2004. Interest is payable monthly. The loan is secured by a general security agreement.	$–	$2,633,366

Senior subordinated note, bearing interest at 14% per annum repayable in twelve equal quarterly principal installments of $458,333 beginning December 31, 2006. Interest is payable quarterly.	5,500,000	5,500,000

	5,500,000	8,133,366

Current portion	–	2,633,366

	$5,500,000	$5,500,000

Principal payments required over the next five years are as follows:

2005	$–
2006	458,334
2007	1,833,333
2008	1,833,333
2009	1,375,000

$5,500,000

9. LEASE COMMITMENT

The Company rents office and manufacturing space. The Company is committed under an operating lease for office and manufacturing space to pay monthly amounts in Canadian dollars. The payment in U.S. dollars for the next five years will be approximately:

2005	$260,000
2006	267,000
2007	280,000
2008	285,000
2009	119,000

$1,211,000

10. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Interest rate risk

There is a risk to the Company’s earnings that arises from fluctuation in interest rates and the degree of volatility of these rates. To effectively manage this risk, the Company entered into an interest rate swap contract that expired during fiscal 2004. The contract was designated as a hedge for reporting purposes. As at December 31, 2004, the Company has no interest rate derivative contracts. The Company has established strict guidelines that are monitored regularly and does not hold or issue derivative financial instruments for trading or speculative purposes.

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

Foreign exchange risk

The Company’s earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates. The exposure is primarily limited to the Canadian dollar. To manage this risk, the Company regularly enters into foreign exchange forward contracts. These contracts are normally designated as a hedge for reporting purposes. As at December 31, 2004, there were no foreign exchange forward contracts outstanding.

Fair value

The fair value of the interest rate swap contract is $NIL (2003–$52,474), is recorded as a current liability and reflects the present value of the potential gain if settlement were to take place on December 31, 2004. The notional amount of the contract at December 31, 2004 is $NIL (2003 – $2,431,250).

11. CONTINGENCIES

The Company is involved in defending legal actions. In Management’s opinion these claims are without merit and no provision has been made. The outcomes, however, are undetermined as to the result or the total cost of the defense. The costs incurred are charged to the period in which they occur.

12. RELATED PARTY TRANSACTIONS

Perceptis provided a guarantee, for all payments when due, to the holder of the Senior Subordinated Promissory Note in the amount of $5,500,000. During fiscal 2004, the Company paid Perceptis $125,000 (2003 – $125,000) for management services and $80,000 (2003 – $80,000) for expenses incurred on the Company’s behalf.

13. RESTATEMENT

The financial statements for 2004 and 2003 have been restated to reflect the correction of errors in the reporting of cash, deferred revenue and income taxes.

The balance sheet for 2004 was restated to reclassify certain cash and cash equivalent balances previously recorded in bank indebtedness.

Revenue totalling $60,000 previously reported in 2004 has been deferred, reducing revenues and increasing the 2004 net loss and deficit.

The following adjustments were made to increase (decrease) income taxes compared to amounts previously reported:

	2004	2003
Current income tax expense	$111,000	$31,000
Deferred income tax expense	(33,000)	318,000

Adjustment to net loss	$78,000	$349,000

Income tax payable	$142,000	$31,000

Deferred tax liability	$285,000	$318,000

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

years ended December 31, 2004 and 2003

(in US dollars)

The effects of these restatements were as follows:

	2004		2003
	As previously reported	As restated	As previously reported	As restated
At December 31:
Cash	$–	$46,481	$167,451	$167,451
Income tax recoverable	–	–	25,053	–
Current assets	4,210,007	$4,256,488	3,882,622	3,857,569
Total assets	11,546,699	11,593,180	14,442,979	14,417,926

Bank indebtedness	540,216	586,697	–	–
Deferred revenue	–	60,000	–	–
Income tax payable	186,711	328,711	–	5,947
Total current liabilities	2,535,686	2,784,167	3,711,871	3,717,818

Deferred tax liability	2,389,706	2,674,706	3,500,000	3,818,000
Total liabilities	10,425,392	10,958,873	12,711,871	13,035,818
Accumulated deficit	(2,878,694)	(3,365,694)	(2,262,195)	(2,611,195)
Shareholder’s Equity	1,121,307	634,307	1,731,108	1,382,108

For the years ended December 31:
Revenue	13,654,918	13,594,918	11,381,999	11,381,999
Gross margin	8,205,461	8,145,461	6,737,066	6,737,066
Loss before income taxes	(1,354,177)	(1,414,177)	(1,995,771)	(1,995,771)
Current income tax expense (recovery)	372,616	483,616	(304,010)	(273,010)
Deferred income tax expense (recovery)	(1,110,294)	(1,143,294)	(840,000)	(522,000)
Net loss	(616,499)	(754,499)	(851,761)	(1,200,761)

Statement of Cash flows for the years ended December 31:
Net loss	(616,499)	(754,499)	(851,761)	(1,200,761)
Cash provided by operating activities	2,325,287	2,325,287	1,466,762	1,466,762
Cash used in investing activities	(399,588)	(399,588)	(199,557)	(199,557)
Cash provided used in financing activities	(2,093,150)	(2,046,669)	(1,758,300)	(1,758,300)
Cash and Cash equivalents, end of year	–	46,481	167,451	167,451

14. SUBSEQUENT EVENT

On June 10, 2005, through a sale purchase agreement, the Company became a wholly-owned subsidiary of VeriChip Inc. The purchase price of the company was approximately US$22,500,000 paid in cash and up to an additional $3.0 million to be paid in the future in some combination of cash, VeriChip Corporation common stock and Applied Digital Solutions Inc. common stock, depending on whether VeriChip Corporation completes an initial public offering of its common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholder of Instantel Inc.

We have audited the accompanying balance sheet of Instantel Inc. (The “Company”) as of June 9, 2005 and the statements of operations, shareholder’s equity and cash flows for the period January 1 to June 9, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet of the Company as at December 31, 2004 was audited by other auditors whose report dated January 21, 2005, except for notes 13 and 14 which were as of December 15, 2005, expressed an unqualified opinion on those statements. The comparative figures for the period of January 1, 2004 to June 9, 2004 are unaudited.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 9, 2005 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

MEYERS NORRIS PENNY LLP

Chartered Accountants

Calgary, Alberta

November 17, 2005

INSTANTEL INC.

Balance Sheets at

	June 9, 2005	December 31, 2004
		(restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,669	$46,481
Accounts receivable	2,307,540	2,273,482
Inventories	1,710,891	1,529,993
Current portion of deferred income taxes	126,936	–
Other current assets	286,178	406,532

TOTAL CURRENT ASSETS	4,435,215	4,256,488

CAPITAL ASSETS	492,649	474,145
INTANGIBLE ASSETS	4,759,500	6,270,000
GOODWILL	592,547	592,547

	10,279,910	11,593,180

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
CURRENT LIABILITIES
Bank indebtedness	714,263	586,697
Accounts payable	81,496	515,299
Accrued liabilities	714,814	357,495
Deferred revenue	149,000	60,000
Taxes payable	122,464	328,711
Salary and benefits payable	1,682,253	935,965
Current portion of long term debt	5,500,000	–

TOTAL CURRENT LIABILITIES	8,964,290	2,784,167

DEFERRED TAXES	1,537,900	2,674,706
LONG TERM DEBT	–	5,500,000

TOTAL LIABILITIES	10,502,190	10,958,873

COMMITMENTS & CONTINGENCIES

SHAREHOLDER’S (DEFICIT) EQUITY
Preferred stock : Authorized unlimited shares in 2005 and 2004, of $0 par value; 0 shares issued and outstanding in 2005 and 2004	–	–
Common stock : Authorized unlimited shares in 2005 and 2004, of $0 par value; 6,251,601 shares issued and outstanding in 2005 and 2004	4,000,001	4,000,001
Deficit	(4,222,281)	(3,365,694)

TOTAL SHAREHOLDER’S (DEFICIT) EQUITY	(222,280)	634,307

	$10,279,910	$11,593,180

See the accompanying notes to financial statements.

INSTANTEL INC.

Statements of Operations

	For the Period Ended June 9,
	2005	2004
		(Unaudited)
Revenue	$6,759,291	$5,539,772

Cost of goods sold	3,226,520	2,315,057

Gross margin	3,532,771	3,224,715

Research & development	1,039,504	676,401
Selling	648,786	377,083
Marketing	1,091,808	509,025
Administration	952,401	472,152
Amortization of intangible assets	1,510,500	1,510,500
Interest expense	367,086	443,643

Loss from operations before income taxes	(2,077,314)	(764,089)

Current income taxes	(43,015)	(137,973)
Deferred income taxes	1,263,742	545,588

Net loss for the period	$(856,587)	$(356,474)

Net loss per share	$(0.14)	$(0.06)

Weighted average common shares outstanding	6,251,601	6,251,601

See the accompanying notes to financial statements.

INSTANTEL INC.

Statements of Shareholder’s Equity (Deficit)

For the Period Ended June 9, 2005 and the Year Ended December 31, 2004

	Common stock		Retained Earnings	Accumulated other comprehensive loss	Total Shareholders Equity
	Shares	Amount	(Deficit)
Balance – December 31, 2003	6,251,601	$4,000,001	$(2,611,195)	$(6,698)	$1,382,108

Net loss for the year	–	–	(754,499)	–	(754,499)
Change in value of interest rate swap	–	–	–	126,530	126,530
Change in fair value of financial instruments	–	–	–	(119,832)	(119,832)

Balance – December 31, 2004	6,251,601	4,000,001	(3,365,694)	–	634,307

Net loss for the period	–	–	(856,587)	–	(856,587)

Balance – June 9, 2005	6,251,601	$4,000,001	$(4,222,281)	$–	$(222,280)

See the accompanying notes to financial statements.

INSTANTEL INC.

Statements of Cash Flows

	For the Period Ended June 9,
	2005	2004
		(Unaudited)
OPERATING ACTIVITIES

Net loss	$(856,587)	$(356,474)
Items not affecting cash:
Depreciation	132,656	85,605
Provision for doubtful accounts	25,000	–
Provision for obsolete inventory	395,000	–
Amortization of intangible assets	1,510,500	1,510,500
Deferred income taxes	(1,263,742)	(545,588)

	(57,173)	694,043
Changes in non-cash operating working capital items
Accounts receivable	(59,058)	111,133
Income taxes recoverable	–	25,053
Inventories	(575,898)	(198,029)
Other current assets	120,354	166,291
Accounts payable	(433,803)	(314,170)
Accrued liabilities	357,319	95,232
Deferred revenue	89,000	–
Income taxes payable	(206,246)	79,802
Salary and benefits payable	746,288	151,588
Other	–	(45,776)

Cash (used in) provided by operating activities	(19,217)	765,167

INVESTING ACTIVITIES
Purchase of capital assets	(151,160)	(67,227)

Cash used in investing activities	(151,160)	(67,227)

FINANCING ACTIVITIES
Increase in bank indebtedness	127,565	–
Repayment of long term debt	–	(417,351)

Cash provided by (used in) financing activities	127,565	(417,351)

INCREASE IN CASH AND CASH EQUIVALENTS	(42,812)	280,589

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	46,481	167,451

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,669	$448,040

Supplementary information
Interest paid	$367,885	$476,552
Income taxes paid	$279,828	$43,055

See the accompanying notes to financial statements.

INSTANTEL INC.

Notes to the Financial Statements

1. DESCRIPTION OF THE BUSINESS

The Company is incorporated under the laws of Ontario, Canada and is engaged in the manufacture and sale of electronic monitoring and security equipment. Instantel’s quality system is certified to the ISO 9001 quality standard. The company manufactures high-quality remote monitoring products in the areas of healthcare security and vibration monitoring for a diverse customer base. Instantel Inc.’s Xmark® division specializes in smart tag technology for protecting people and assets in healthcare environments. Its Hugs® product line is a popular RFID system for preventing the abduction of newborn infants in hospitals, while the WatchMate® system is used in long-term care facilities to protect wander-prone residents.

Instantel Inc. is a wholly owned subsidiary of Instantel s. àr. l.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management responsibility

The preparation of the accompanying financial statements is the responsibility of management. This responsibility includes the selection of appropriate accounting policies and the exercise of careful judgment in establishing reasonable and accurate estimates in accordance with accounting principles generally accepted in the United States of America, applied on a consistent basis and as appropriate in the circumstances.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to a valuation account based on its assessment of the current status of individual accounts.

Inventories

All inventories are valued at the lower of cost or net realizable value, which includes a related portion of overhead. Inventories are reviewed periodically to determine if an allowance for obsolete and slow moving inventory is required.

Capital assets

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization are recorded on the straight-line basis, designed to amortize the respective assets over their estimated useful lives. Application software is depreciated over twelve months, equipment over thirty-six months and leasehold improvements over sixty months.

Expenditures for additions and improvements are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

assets and related accumulated amortization are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Goodwill and intangible assets

Goodwill is not subject to amortization but tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. To date, it is management’s opinion that there has been no impairment in the carrying value of goodwill. Therefore, no amount of impairment has been charged to earnings.

Acquired trademarks, customer relationships and technology are being amortized on a straight-line basis over a five-year period.

Intellectual property costs

Patent costs and other costs such as legal opinions and licensing fees are expensed as incurred.

Revenue recognition

The Company sells through distribution channels and revenue is recognized at the time of product shipment to customers and when all significant contractual obligations have been satisfied and collection is reasonably assured.

The Company does not accept purchase orders or contracts with return clauses although it may, at its sole discretion, choose to accept customer returns.

Accruals for potential warranty claims and estimated sales returns, if any, are made at the time of shipment and are based on contract terms and prior claims experience.

Deferred Revenue Policy

Post contract support (PCS) revenue is recognized, ratably, over the term of the agreement, since the selling price of the appropriate maintenance portion of the contract price can be reasonably determined at the time of sale of the initial license.

Income taxes

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

Investment tax credits

The company is entitled to investment tax credits (ITC’s) based on qualifying research and experimental development costs incurred. These credits are recognized when there is reasonable assurance

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

of their recovery using the income tax reduction method. The ITC’s are subject to assessment and approval by the Canada Revenue Agency. Adjustments, if any, are reflected in the year when such assessments are received.

Financial instruments

The Company’s financial instruments, including cash, short-term investments, accounts receivable, income taxes receivable, accounts payable and accrued liabilities are carried at values that approximate their fair values due to their relatively short maturity period. The carrying amount of the long-term debt approximates its market value because the debt bears interest at rates consistent with market rates for similar instruments.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions, such as allowance for doubtful accounts and allowance for slow moving and obsolete inventory that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from such estimates.

Derivative instruments and hedging activities

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133”) and the corresponding amendments requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. If the derivative is designated in a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income (OCI) and will be recognized in the statement of operations when the hedged items affect earnings. See Note 10.

Foreign currency translation

Effective October 21, 2001, the US dollar became the Company’s functional currency as a result of the continued growth of the Company’s business outside of Canada and the US dollar financing raised by the Company.

Monetary assets and liabilities denominated in currencies other than US dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the period. Transaction gains or losses are included in the determination of net earnings for the period. The Company recorded a gain of $36,866 in the current period and (2004 – $nil).

Change in company estimates

During the period ended June 9, 2005, the Company revised its policy relating to the provision for obsolete and slow moving inventory from three years to one year. The result of this change in estimate increased the amount of the inventory allowance in the period ended June 9, 2005 by $188,000.

During the period ended June 9, 2005, the company changed its estimate relating to the collectibility of its accounts receivable. As a result of this review, the Company increased its allowance for doubtful accounts by $25,000.

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

3. INVENTORIES

	June 9, 2005	December 31, 2004
Materials	$710,320	$809,701
Work in process	539,501	349,162
Finished goods	461,070	371,130

	$1,710,891	$1,529,993

Inventories include an allowance for obsolete inventory of $395,000 (2004 – $190,000).

4. CAPITAL ASSETS

	June 9, 2005
	Cost	Accumulated Amortization	Net Book Value
Application software	$24,952	$22,522	$2,430
Equipment	860,531	400,961	459,570
Leasehold improvements	40,406	9,757	30,649

	$925,889	$433,240	$492,649

	December 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Application software	$33,393	$23,626	$9,767
Equipment	878,877	414,499	464,378
Leasehold improvements	57,319	57,319	–

	$969,589	$495,444	$474,145

5. INTANGIBLE ASSETS

Intangible assets consist of:

	June 9, 2005	December 31, 2004
Trademarks	$4,600,000	$4,600,000
Customer relationships	6,200,000	6,200,000
Technology	6,300,000	6,300,000

	17,100,000	17,100,000

Less accumulated amortization	(12,340,500)	(10,830,000)

	$4,759,500	$6,270,000

During the period ended June 9, 2005, amortization of intangible assets in the amount of $1,510,500 (2004 – $3,420,000), was charged to earnings.

The estimated charge to earnings in the future will be $1,909,500 and $2,850,000 in the balance of 2005 and 2006 respectively.

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

6. BANK LINE OF CREDIT

The Company has a bank line of credit up to a maximum of $2,000,000 bearing interest at prime plus 1/2%. The line of credit is secured by a general security agreement representing a first charge on all assets other than real property. The company owed $714,263 as at June 9, 2005 and $586,697 as at December 31, 2004 under this credit facility.

7. INCOME TAXES

	June 9, 2005	December 31, 2004
Income taxes payable from prior period	$(328,711)	$(5,947)

Provision for current income taxes, net of tax Credits	(302,484)	(909,893)
Provision for investment tax credits	246,151	392,545
Current year investment tax credits – capital	13,268	33,732

	(43,015)	(483,616)
Capital taxes	(22,000)	(15,302)
Installments	192,000	240,000
Payments and refunds	87,828	(66,241)
Adjustments	(8,566)	2,395

	(206,247)	(322,764)

Income taxes payable	$(122,464)	$(328,711)

The tax effect of components of the deferred tax liabilities are as follows:

	June 9, 2005	December 31, 2004
Deferred tax liabilities
Intangible assets	$1,623,941	$2,389,706
Long term debt	–	285,000
Other	(86,041)	–

	1,537,900	2,674,706
Deferred tax assets – current portion	126,936	–

	$1,410,964	2,674,706

8. LONG-TERM DEBT

	June 9, 2005	December 31, 2004
Senior subordinated note, bearing interest at 14% per annum repayable in twelve equal quarterly principal installments of $458,333 beginning December 31, 2006. Interest is payable quarterly.	$5,500,000	$5,500,000

Less: current portion of long term debt	(5,500,000)	–

	$–	$5,500,000

The full amount of the debt was guaranteed by the company’s parent company Instantel (sarl). The debt was secured by an assignment of all capital assets excluding real estate.

The full amount of the debt was extinguished from the proceeds of the sale of common shares on June 9, 2005. See Note 13.

INSTANTEL INC.

Notes to the Financial Statements – (Continued)

9. LEASE COMMITMENT

The Company rents office and manufacturing space. The Company is committed under an operating lease for office and manufacturing space to pay monthly amounts in Canadian dollars. The payment in U.S. dollars for the next five years will be approximately:

Balance of 2005	$56,000
2006	285,000
2007	298,000
2008	304,000
2009	127,000

Total	$1,070,000

10. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Interest rate risk

There is a risk to the Company’s earnings that arises from fluctuation in interest rates and the degree of volatility of these rates. To effectively manage this risk, the Company entered into an interest rate swap contract that expired during fiscal 2004. The contract had been designated as a hedge for reporting purposes. The Company has established strict guidelines that are monitored regularly and does not hold or issue derivative financial instruments for trading or speculative purposes.

Foreign exchange risk

The Company’s earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates. The exposure is primarily limited to the Canadian dollar.

11. CONTINGENCIES

The Company is involved in defending legal actions. In Management’s opinion these claims are without merit. The outcomes, however, are undetermined as to the result or the total cost of the defense. The costs incurred are charged to the period in which they occur.

12. RELATED PARTY TRANSACTIONS

The parent company provided a guarantee, for all payments when due, to the holder of the Senior Subordinated Promissory Note in the amount of $5,500,000. During the period ended June 9, 2005, the Company paid the parent company $55,632 (2004 – $52,050) for management services and $35,604 (2004 – $33,334) for expenses incurred on the Company’s behalf.

13. SUBSEQUENT EVENT

On June 10, 2005, through a sale purchase agreement, the Company became a wholly-owned subsidiary of VeriChip Inc. The purchase price of the company was approximately US$22,500,000 paid in cash and up to an additional $3.0 million to be paid in the future in some combination of cash, VeriChip Corporation common stock and Applied Digital Solutions Inc. common stock, depending on whether VeriChip Corporation completes an initial public offering of its common stock.

3,100,000 Shares

VeriChip Corporation

Common Stock

Merriman Curhan Ford & Co.

C.E. Unterberg, Towbin

Kaufman Bros., L.P.

February 9, 2007